Exhibit 15.1: Integrated Annual Report for the 20-F 2020 dated October 29, 2020

INTEGRATED ANNUAL REPORT FOR THE 20-F 2020

ABOUT THIS REPORT
Harmony’s 2020 Integrated Annual Report is for the financial year ending 30 June 2020 (FY20). This report, which is aimed primarily at investors, covers all our operations and activities in South Africa and Papua New Guinea, their impacts and most material matters during this period. Significant events occurring after year-end and before the date on which this report was approved are also reported.
This Integrated Annual Report aims to provide a holistic view of the company. It includes information on our business model, which aims to explain our strategy and how we create and share value, and also covers our performance - environmental, social, governance, operational and financial - for the year. Our overarching governance framework aimed at an integrated risk based approach guides all decision-making and is critical in ensuring and protecting value creation and delivery on our strategic objectives.
We aim to provide balanced, accurate and accessible information to enable the reader to assess our performance over the past year and our ability to create value over time.
In compiling this report, we have determined our reporting boundary by taking into account:

Integrated reporting boundary
Risks and opportunities resulting from our external operating context	Risks and opportunities resulting from operational, social and environmental variables
Financial reporting boundary
Wholly-owned subsidiaries/entities	Joint ventures	Investments over which we have significant influence
Risks, opportunities and material matters stemming from engagement with stakeholders – investors, employees, communities, governments/regulators, suppliers
Materiality
This report addresses those aspects that we consider to have, and most likely will continue to have, a material impact on our performance and ability to deliver on our strategy and its objectives, and our ability to create value, in the short, medium and long term.
Engagement with stakeholders and their primary concerns are key in determining these aspects. For a better understanding of these, see Stakeholder engagement and material issues and Our risks and opportunities, where we describe the context for the material issues and risks identified and explain how they are being managed.
While this report is aimed primarily at investors, together with the ESG Report 2020 and the ESG Data Tables which we have compiled this year, it addresses the information requirements of all other stakeholders.
Reporting frameworks, guidelines and standards considered in compiling this report include:

•	International Integrated Reporting Framework

•	King Report on Corporate Governance for South Africa, 2016 (King IV)

•	Global Reporting Initiative (GRI) Standards for sustainability reporting

•	United Nations Sustainable Development Goals (SDGs)

•	International Council on Mining and Metals - 10 principles

•	United Nations Global Compact

•	Voluntary Principles on Security and Human Rights

•	JSE Listings Requirements

•	World Gold Council’s Responsible Mining Principles

We have also considered the Principles for Responsible Investment, a United Nations-supported international network of investors, which reflect the increasing prominence of environmental, social and governance (ESG) issues to investors.

OUR 2020 SET OF REPORT INCLUDES:
•Integrated annual report 2020
•Mineral resource and mineral reserves 2020
•Report to shareholders 2020
•Financial report 2020
•ESG report 2020
•TCFD report 2020
These reports together with other supporting documents are available online at www.har.co.za. Other additional information can be found at www.harmony.co.za.

OTHER REPORTS:

•	Form 20-F
Annual report filed with the United States Securities and Exchange Commission, in compliance with the listing requirements of the New York Stock Exchange

•	Global Reporting Initiative Scorecard
An index of the indicators reported in terms of the Global Reporting Initiative

•	Operational Report 2020
Detailed information on each operation

DIRECTORS’ RESPONSIBILITY
for the Integrated Annual Report 2020
The Harmony board of directors has ultimate accountability for the integrity and accuracy of this Integrated Annual Report. It is the board’s view that this report has been prepared in accordance with the International Integrated Reporting Council’s Integrated Reporting Framework. Having reviewed the report and applied its collective mind, based on the recommendations of the audit and risk committee and the social and ethics committee, the board confirms that this report addresses the most significant and material issues currently facing Harmony and that it presents a balanced, accurate and representative view of the company and its strategy, its overall performance in the past financial year and of its future ability to create and protect value.
The remuneration report was reviewed and approved by the remuneration committee.
The board approved this report on 23 October 2020.

Dr Patrice Motsepe Chairman	Peter Steenkamp Chief executive officer
Boipelo Lekubo Financial director	Fikile De Buck Chairperson: Audit and risk committee
Dr Simo Lushaba Chairperson: Social and ethics committee	Vishnu Pillay Chairperson: Remuneration committee

REFERENCE
A full glossary of terms is available on the website, www.har.co.za.
Throughout this report “PGK” refers to kina, the currency of Papua New Guinea, “Moz” to million ounces, “Mt” to million tonnes and Mlb to million pounds. All production volumes are in metric tonnes (t), unless specifically stated as imperial tons.
While our reporting currency is the South African rand, the US dollar equivalents of significant financial metrics, together with the applicable percentage movements, are also provided to aid sector and peer comparisons.

CORPORATE PROFILE

OUR BUSINESS
Harmony, a gold and copper mining and exploration company, operates in South Africa and Papua New Guinea, one of the world’s premier new gold-copper regions.
With 70 years in the industry, Harmony is an experienced emerging market gold miner and the largest gold producer in South Africa. We are also a significant operator of gold tailings retreatment facilities.
Headquartered in Randfontein, South Africa, Harmony has its primary listing on the Johannesburg Stock Exchange (HAR). It also has an American Depositary Receipt programme that is listed on the New York Stock Exchange (HMY).
At 30 June 2020, our market capitalisation was R43.3 billion (US$2.5 billion) (30 June 2019: R17.1 billion; US$1.2 billion).

OUR PURPOSE
To be a global, sustainable gold producer, with a large copper footprint, creating shared value for all stakeholders.

OUR MISSION
To create value by operating safely and sustainably and by growing our margins.

OUR IMPACT
At Harmony, we understand that our activities and the conduct of our business impacts the lives of the people we employ, the communities that surround our mines and the environment. This impact has economic and social implications for our stakeholders and for the countries in which we operate. In line with our purpose, we strive to ensure that, on balance, our contribution is positive and that, once mining ceases, our legacy is enduring.
SHAREHOLDERS
Our largest shareholder is African Rainbow Minerals Limited (ARM) which has a stake of 12.38% in Harmony. Our remaining shareholders are geographically diverse and include some of the largest fund managers globally. By far the largest shareholder base is in the United States (more than half), followed by South Africa.

WHERE WE OPERATE
South Africa
Production: ~1.1Moz (87%)

Located on the Witwatersrand Basin and the Kraaipan Greenstone Belt, our South African operations accounted for 62% of group Mineral Resources (gold and gold equivalent ounces) and 48% of group Mineral Reserves at year end

UNDERGROUND
West Rand: Doornkop / Kusasalethu
Klerksdorp goldfield: Moab Khotsong
Free State*: Tshepong operations / Bambanani / Target 1 / Joel / Masimong
Surface
North West: Kalgold
Free State: Surface sources**
* Closure is currently underway at Unisel, where stoping activities are scaling down ** Includes the Tswelopele Beneficiation Operation (Proprietary) Limited in which Harmony has a holding of 75%

Papua New Guinea
Production:
~157 000oz (13%)
Located on the New Guinea Mobile Belt, in the Morobe Province, our Papua New Guinea operation accounted for 38% of group Mineral Resources (gold and gold equivalent ounces) and 52% of group Mineral Reserves at year end

Hidden Valley (open-pit gold and silver mine)
Wafi-Golpu (copper-gold joint operation - 50%)
Multiple exploration areas

OUR VALUES
SAFETY
No matter the circumstances, safety is our main priority
ACCOUNTABLE
We are all accountable for delivering on our commitments
ACHIEVEMENT
Achievement is core to our success
CONNECTED
We are all connected as one team
HONESTY
We uphold honesty in all our business dealings and communicate openly with stakeholders

BUSINESS MODEL
HOW WE CREATE VALUE YEAR ON YEAR

INPUTS
Natural Capital	Manufactured Capital
The natural resources, such as our orebodies, water and energy, that are used in the functioning of the business	This pertains to the physical infrastructure or technology used by the company
- Mineral Reserve of 36.50Moz of gold and gold equivalents (FY19: 36.45Moz)
- Land under management
- Volume of ore milled 25.43Mt (FY19: 25.98Mt)
- Resources consumed:
- Water used for primary activities 19 692 000m3 (FY19: 23 158 000m3)
- Group electricity consumption 3 171 000 MWh (FY19: 3 340 677MWh)
See Mineral Resources and Reserves and Environmental management and stewardship for more information.

- Operational infrastructure, associated infrastructure and equipment
- Production costs R22.05 billion
(FY19: R20.32 billion)
- Mining rights and leases
- Exploration and growth projects
- Exploration spend, including Wafi-Golpu, R259 million (FY19: R498 million)

See Operational performance and Exploration and projects for more information.

Human Capital	Financial Capital
The skills and know-how of an organisation’s workforce	The traditional yardstick of performance, this capital includes funds obtained through financing or generated by means of productivity
- A total of 39 714 permanent and contract employees across the Group (FY19: 39 773)
- A transformation that endeavours to create a more gender diverse and racially representative workforce with a focus on recruiting from local communities
See Employee relations and Remuneration report for more information.

- Total equity R23.4 billion
(FY19: R22.6 billion)
- Placement of ordinary shares to raise equity capital of $200 million
- Cash generated by operating activities R4 723 million (FY19: R4 679 million)
See Financial director’s report for more information.

Intellectual Capital	Social and Relationship Capital
This accounts for the intangibles associated with the brand and reputation, organisational systems and related procedures	This encompasses the relationships between the company and all its stakeholders
- The requisite skills and expertise required in being the global leader in deep-level gold mining
- Digitisation of the organisation is underway, including upgrades to enterprise resource planning and human resources systems
- Systems and processes

- Values and code of ethics guiding stakeholder engagement
- Governance and corporate responsibilities
- Stakeholders include: investors, employees, government and regulators, communities and suppliers
See Socio-economic development and ESG report for more information.

OPERATING CONTEXT

ACTIVITIES
Our activities are focused on mining gold from both mature deep-level and surface operations, processing ore and selling the product onto the market for further refinement. Additionally, we deliver on capital projects

OUR COMPETITIVE ADVANTAGE
Harmony is a world leader in surface and deep-level mature asset mining. We are uniquely skilled, and have extensive institutional knowledge, in prolonging the operating lives of mining assets. We are also well-versed in mutually beneficial stakeholder engagement and, thus, are able to thrive in emerging markets

OUR STRATEGY
To produce safe, profitable ounces and improve margins through responsible stewardship, operational excellence and effective capital allocation

SOCIAL LICENCE TO OPERATE
We prioritise stakeholder engagement and shared value creation so that we, at all times, maintain our social licence to operate

OUTLOOK
Harmony has been in operation for the past 70 years and it is our intention to extend our longevity by at least another 70 years by organically growing our mineral reserve base and pursuing value-accretive acquisitions

FACTORS IMPACTING OUR BUSINESS
What we can manage:

•	Safety

•	Grade and volume mined

•	Costs, efficiencies and productivity

•	Stakeholder relations
What is beyond our control:

•	Gold price and global market

•	Exchange rate volatility

•	Regulatory policy and political uncertainty

•	Mounting community expectation and socio-economic challenges

OUTPUT
Gold produced
1.22Moz (FY19: 1.44Moz)

Revenue generated
R29.2 billion (FY19: R26.9 billion)

Total economic value distributed
R26.4 billion (FY19: R26.8 billion)

Total Co2 emissions
4 012 110t (FY19: 3 858 566t)

Mining waste generated
Total milled
25.5Mt (FY19: 26.0Mt)

Hazardous waste to landfill
250t (FY19: 399t)
OUTCOMES

Human capital

✗	Tragically, there were six loss-of-life incidents

✓	Recorded an overall improvement of 33.3% in the fatal injury frequency rate compared to FY19

✓	A year of no strikes indicates a strong and mature relationship with the unions

✓	Focus on gender diversity

✓	A transformed workforce in South Africa, with 60% of management across all levels being HDPs

✓	R11.7 billion (US$744 million) spent on wages and salaries

✓	R458 million spent on skills training and human resource development (FY19: R484 million)

✓	Rapid, proactive Covid-19 response and mitigation strategies

Financial capital

✓	Our share price increased by 126% during FY20 positively influencing our market capitalisation, which closed at R43.3 billion on 30 June 2020

✓	Net debt decreased to R1.36 billion (US$79 million) (FY19: R4.92 billion; US$348 million)

✓	Production profit - R7.2 billion (US$459 million) (FY19: R6.6 billion; US$465 million)

Social and relationship capital

✓	Invested R65 million and R36 million in South Africa and Papua New Guinea respectively, in our social licence to operate, which included mine community development initiatives

✓	Focused on preferential/local procurement, spending R5.08 billion in South Africa and R1.25 billion in Papua New Guinea

✓	R342 million paid in taxes and royalties

✓	Improved relationship with host community stakeholders

✓	Hygiene products, food parcels and other essential supplies provided to the most vulnerable households in host communities

✓	Constructive relations with the governments of South Africa and Papua New Guinea

Manufactured capital

✓	Acquisition of Mponeng mine and Mine Waste Solutions (deal concluded post-year-end in September 2020)

✓	Progressed our 30MW Nyala solar generation project to reduce our dependency on fossil fuel-generated electricity

Intellectual capital

✓	A total of 31 533 employees completed training in FY20

✓	Supported 84 bursaries at tertiary level

✓	More digitised business equipped to operate effectively in the twenty-first century

Natural capital

✓	The Group spent R161 million (US$10 million) (FY19: R199 million; US$14 million) on land rehabilitation initiatives and environmental stewardship

✓	44.19ha was rehabilitated

DELIVERING ON OUR STRATEGY AND CAPITAL TRADE-OFFS

To produce safe, profitable ounces and improve margins through responsible stewardship, operational excellence and effective capital allocation

FOUR STRATEGIC PILLARS – PERFORMANCE AND OUTLOOK

	FY20 – what we did	Outlook
Responsible stewardship
• Embed proactive safety culture
Improvement evident in safety performance – the fatal injury frequency rate improved by 33% (six fatalities versus 11 in FY19).
However, more remains to be done as the lost-time injury frequency rate regressed by 2.7% to 6.33 per million hours worked.
Our safety strategy is to instil a proactive safety culture
focused on:
•    Leadership
•    Risk management
•    Prevention of repeat incidents
•    Rewarding safe behaviour
•    Zero tolerance for non-compliance with safety protocols
To continue with implementation and embedding of our four-phase pro-active safety culture. To achieve our objective of zero harm and zero loss of life incidents.
For more information on our safety performance, targets and outlook, see Safety and health

• Manage the Covid-19 pandemic
•    Measures to manage, contain and prevent the Covid-19 pandemic were aimed at ensuring a safe and risk-free workplace for employees. These measures were extended to host communities
•    A standard operating procedure was speedily developed and implemented, supported by a focused communication campaign
•    An employee messaging app was introduced to aid monitoring and communication
•    Company facilities were made available for self-isolation and quarantine
•    Community outreach projects were aimed at the most vulnerable in society
For as long as the Covid-19 disease continues to pose a threat to our employees and host communities, we will continue with our preventative and mitigating measures to manage the pandemic.
For more information on what we have done to address the Covid-19 pandemic, see Safety and health and Socio-economic development
• Maintain strong stakeholder relations For more information on stakeholder engagement, see Stakeholder engagement and material issues
Our response to the pandemic reinforced our commitment to the “S” in ESG. In addition to engaging with employees and unions, management of the pandemic involved collaborating and engaging with many other stakeholders including various levels of government, community representatives, industry bodies and our peers in the mining sector.
We will continue to prioritise engagements with our various stakeholders to ensure we maintain healthy and robust relationships.
• Continue responsible ESG practices
This encompasses our activities principally in relation to the environment, our host communities and the regulatory environment in which we operate. All our decisions and actions are governed by our corporate governance framework, code of ethics, values and the policies and frameworks in place.
Our third generation social and labour plan projects are well under way.
Environmental performance, climate change, land rehabilitation and water conservation remain focus areas.
We have adopted the Task Force for Climate-related Financial Disclosure (TCFD), and are now reporting in terms of its financial requirements/guidelines.
Retaining our social licence to operate is crucial. As this hinges on responsible ESG practices, we will endeavour to ensure that our performance in this regard continues to strive for excellence.
For more information on our ESG performance, see Socio-economic development, Environmental management and Corporate governance
Operational excellence
• Continue operating: o safely o optimally o meeting/exceeding plans
Overall, Harmony demonstrated its expertise as a world leader in deep-level, mature asset mining `and re-affirmed its resilience to survive in times of social and economic uncertainty.
Regarding safety, see above – strategic pillar 1, Responsible stewardship and embedding a proactive safety culture.
Key features of our operational performance were:
•    Better-than-expected operational performance in the fourth quarter of the year, despite the Covid-19 pandemic
•    A 15% decline in annual gold production to 1.2Moz
•    106% increase in operating free cash flow
In addition, exploration and several projects are underway which will contribute to our resource and reserve pipeline in the longer term. See below strategic pillar 4, Capital allocation.

Planned group production for FY21 is estimated at:
•    1.26Moz to 1.3Moz at an all-in sustaining cost of R690 000/kg to R710 000/kg
•    Including Mponeng and Mine Waste Solutions, planned production is 1.6Moz
Completion of the acquisition of Mponeng and Mine Waste Solutions will further enhance production in the medium term contributing around 350 000oz annually.

For more information, see Operational performance in this report as well as the separate report, Operational performance 2020, for more detailed information by operation

Cash certainty
• Preserve cash
A stronger gold price for the year – up 25% in terms of rands and 14% in terms of US dollars – boosted free cash flow to
R3.6 billion which contributed to successful cash preservation, in turn providing greater balance sheet flexibility to support growth.
Additional liquidity was secured by precautionary drawdowns on rand and US dollar credit facilities as the Covid-19 pandemic was breaking out. These were subsequently repaid.
A successful US$200 million capital raise was concluded for the funding of the Mponeng and Mine Waste Solutions acquisition. The capital raise was 4.75 times oversubscribed.
All of this has contributed to creating balance sheet headroom of R7 billion – this will reduce to R4 billion once the acquisition has been concluded.
We will continue to focus on maintaining a strong balance sheet and on optimising its flexibility.
For more information, see the Financial director’s report
• Reduce costs
Costs were under pressure for most of the year with the group all-in sustaining cost increasing by 18% in terms of rands to
R651 356/kg (7% increase in US dollars to US$1 293/oz).
The national lockdown in South Africa resulted in fewer gold ounces being produced, which impacted overall costs for the year. Labour and electricity cost inflation further exacerbated the all-in sustaining cost recorded for the year.

Higher production translates to lower costs – if we achieve our production targets, costs will be contained. We will also focus on advancing projects that will improve our energy supply and substantially reduce costs. We are in year three of a three-year wage agreement. Labour costs currently account for 60% of total operating costs.

For more information, see the Financial director’s report
• Reduce debt
Net debt levels reduced significantly during FY20.
At 30 June 2020:
•    Net debt was R1.36bn (or US$79 million) – if the capital raise is excluded, net debt at year end, totalled R4.83 billion
(or US$279 million)
•    Net debt to EBITDA was 0.2x, compared to 0.8x at
31 March 2020. Excluding the capital raise, net debt to EBITDA was 0.8x
Maintain our net debt to EBITDA ratio at below 1x.
For more information, see the Financial director’s report
• Adapt to gold price fluctuations
The derivative programmes currently in place began in FY16 and are aimed at reducing our risks and to capitalise on prevailing high gold prices. Over the five years since inception, they have realised a net gain of R2.3 billion.

Certain hedge transactions were rolled forwards to March 2021.
We have maintained a hedging limit of 20% of two years’ gold production to lock in the current high price for future production.
Up to 25% of our foreign exchange may be hedged.

For more information, see the Financial director’s report
Effective capital allocation
• Develop pipeline of organic projects
Clear targets inform our capital allocation decisions, including among other, an internal rate of return of more than 15% and a debt repayment level of less than 1x net debt:EBITDA.
Our pipeline of organic growth projects is aimed at addressing the ore reserve replacement risk and ensuring future growth. The projects range from the concept/exploration stage through feasibility to the permitting stage. In all, capital expenditure of R259 million (US$17 million) was invested in exploration and project development in FY20.
Of the projects underway, the most advanced is the Wafi-Golpu joint venture project which is awaiting approval and finalisation of the required permits.

Capital expenditure of
R279 million (US$20 million) is forecast for investment in exploration and project development in FY21.
A principal aim is to progress
the permitting for Wafi-Golpu
and to proceed with its development.

For more information, see also Exploration and projects

• Integrate Mponeng and Mine Waste Solutions	The transaction to acquire these assets was concluded on 30 September with their acquisition effective from 1 October 2020.
Following the conclusion of this transaction, the focus in FY21 will be to ensure their smooth integration within Harmony. The organisational management structures are in place in readiness. These operations are expected to make an immediate contribution to production and to operating cash flows from
1 October 2020.

For further detail, see Chief executive officer’ review
• Returns
Each of our capital allocations decisions are aimed at ensuring total shareholder return - both share appreciation and dividends. The decision to pay a dividend is based on the company’s operational and financial performance, as well as the strategic direction being pursued. Dividends are paid from profits only. The company is currently in a growth phase and our priority remains to first repay our debt.
At current gold price levels it is likely that we will repay our debt in the next 12 to 18 months.
Legend:
Achieved    Making progress    Work remains to be done
UNDERSTANDING OUR STRATEGIC CAPITAL TRADE-OFFS
Our underlying business strategy aims to efficiently convert our natural capital into value across the remaining five capitals. However, creating and optimising that value inevitably requires trade-offs in how and when value is created, transformed or depleted across the various capitals. The following are some of the major trade-offs considered in terms of our strategic pillars in FY20.

Strategic pillar	Capitals increased/enhanced	Capitals depleted
RESPONSIBLE STEWARDSHIP Being mindful of and managing and limiting the impacts of our activities on employees, host communities and the environment

HUMAN CAPITAL
Acted on our duty of care in terms of employee safety and health

NATURAL CAPITAL
Mitigated and managed the environmental impact of our activities

SOCIAL AND RELATIONSHIP CAPITAL
Engaged with stakeholders, investing in communities, paying taxes and royalties, and regulatory compliance

FINANCIAL CAPITAL
Costs incurred in carrying out our stewardship responsibilities – for employee healthcare expenditure and to manage Covid-19 in particular, and on environmental management, among others

OPERATIONAL EXCELLENCE Prioritising safety, strict cost control, management of grade mined, together with disciplined mining, to improve productivity and efficiencies

HUMAN CAPITAL
Invested in employees in terms of safety, skills development and training
INTELLECTUAL CAPITAL
Invested in technology upgrades, and in system and process improvements to optimise and increase efficiencies and productivity
MANUFACTURED CAPITAL
Invested in the maintenance of mining infrastructure (plant, machinery and equipment) and to sustain the business
FINANCIAL CAPITAL Financial expenditure incurred to promote operational excellence and to deliver on our strategic pillar of ‘Cash certainty’

CASH CERTAINTY Ensuring cash flow certainty by delivering on operational plans, supported by current hedging strategy	FINANCIAL CAPITAL The aim of this strategic pillar is to enhance financial capital – to preserve cash and to reduce costs and debt
EFFECTIVE CAPITAL ALLOCATION
Evaluating and prioritising organic growth opportunities and safe, value-accretive acquisitions to generate positive stakeholder returns and increase margins
Investing in the future

MANUFACTURED CAPITAL
Acquired infrastructure and assets (Mponeng and Mine Waste Solutions)

NATURAL CAPITAL
•    Developing a project pipeline to ensure availability of Ore Reserves to be mined
•    Acquired resources and reserves (Mponeng and Mine Waste Solutions)
FINANCIAL CAPITAL
In the longer term, these acquisitions and projects will contribute positively to operational cash flows and margins
FINANCIAL CAPITAL The total cost of the acquisitions, the debt incurred and of project development is balanced against the longer-term financial benefits
OUR LEADERSHIP
BOARD OF DIRECTORS
The Harmony board of directors has overall accountability for guiding the strategic direction of the company, for ensuring an ethical culture and responsible corporate citizenship and for effective control and legitimacy. It is a unitary board comprising 15 members, nine of whom are independent, and five of whom are women.

COMMITTEE

•	Audit and risk committee

•	Remuneration committee

•	Social and ethics committee

•	Investment committee

•	Nomination committee

•	Technical committee
BOARD LEADERSHIP

Non-executive chairman
Dr Patrice Motsepe (58)
BA, LLB, Doctorate of Commerce (Honorius Causa), Doctor of Management and Commerce (Honorius Causa)

Appointed non-independent non-executive chairman on 23 September 2003

Member: Nomination committee

Non-executive deputy chairman
Modise Motloba (54)
BSc, Diploma in Strategic Management

Appointed 30 July 2004
Chairperson: Investment committee

Member: Nomination committee, Technical committee, Social and ethics committee
Lead independent non-executive director Mavuso Msimang (79) MBA (Project Management), BSc Appointed 26 March 2011 Chairman: Nomination committee Member: Social and ethics committee

Executive directors

Chief executive officer

Peter Steenkamp (60)

BEng (Mining), Mine Manager’s Certificate Metal Mines, Mine Manager’s Certificate Fiery Mines, CPIR, MDP, BLDP

Appointed chief executive officer on 1 January 2016
Financial director Boipelo Lekubo (37) BCom (Hons), CA(SA) Joined Harmony in June 2017 and appointed financial director on 3 March 2020
Executive director: stakeholder relations and corporate affairs

Mashego Mashego (56)

BA (Education), BA (Hons)
(Human Resources Management), Joint Management Development Programme, Global Executive Development Programme

Joined Harmony in 2005 and appointed an executive director on 24 February 2010

Independent non-executive directors

Joaquim Chissano (81) PhD (Honorius Causa) Appointed 20 April 2005 Member: Investment committee, Social and ethics committee, Nomination committee	Fikile De Buck (60) BA (Economics), FCCA Appointed 30 March 2006 Chairperson: Audit and risk committee Member: Nomination committee, Social and ethics committee, Remuneration committee	Dr Simo Lushaba (54) BSc (Hons), MBA, DBA, CD (SA) Appointed 18 October 2002 Chairperson: Social and ethics committee Member: Investment committee, Remuneration committee, Audit and risk committee
Grathel Motau (46) BCompt, BCompt Hon, CA(SA), Mphil (Development Finance) Appointed 13 May 2019 Member: Investment committee	Karabo Nondumo (42) BAcc, HDip (Acc), CA(SA) Appointed 3 May 2013 Member: Technical committee, Investment committee, Audit and risk committee	Vishnu Pillay (63) BSc (Hon), MSc Appointed 8 May 2013 Chairperson: Remuneration committee Member: Nomination committee, Technical committee, Investment committee
Given Sibiya (52) BComm, BAcc, CA(SA) Appointed 13 May 2019 Member: Audit and risk committee	John Wetton (71) CA(SA), FCA Appointed 1 July 2011 Member: Investment committee, Social and ethics committee, Remuneration committee, Audit and risk committee

Non-executive director

André Wilkens (71) Mine Manager’s Certificate of Competency, MDPA, RMIIA, Mini MBA Oil and Gas Appointed 7 August 2007 Chairperson: Technical committee Member: Remuneration committee, Social committee

Full and detailed resumés of all members of Harmony’s board of directors are available at https://www.harmony.co.za/who-we-are/board

EXECUTIVE MANAGEMENT

Harmony’s executive management team comprises the chief executive officer, the financial director and one additional executive director (see page 22), who, together with four senior group executives, all sit on the group executive committee. This committee is supported by four corporate executives, who make up the group chief executive’s office and who report to either the chief executive officer or the financial director.
There are in addition regional executive committees in place - one for South Africa and one for Papua New Guinea (South-East Asia).
Full and detailed resumés of all members of Harmony’s executive management are available at https://www.harmony.co.za/who-we-are/executive

SENIOR GROUP EXECUTIVES

Chief operating officer: South Africa Beyers Nel (43) BEng (Mining Engineering), MBA, Pr. Eng, Mine Manager’s Certificate of Competency	Chief executive officer: South-East Asia Johannes van Heerden (48) BCompt (Hons), CA(SA)
Chief operating officer: new business development, corporate strategy and projects
Phillip Tobias (50)

BSc (Mining Engineering), International Executive Development Programme, Advanced Management Programme, Pr Eng and Mine Manager’s Certificate of Competence

Enterprise risk and investor relations
Marian van der Walt (47)

MBA (Oxford), BCom (Law), LLB, Higher Diploma in Tax, Diplomas in Corporate Governance and Insolvency Law, Certificates in Business Leadership and Investor Relations (UK)

Appointed a senior executive on 14 August 2020

CORPORATE EXECUTIVES: Reporting to the group chief executive’s office

Chief audit executive Besky Maluleka-Ngunjiri (44) BCompt (Hons), CTA, CIA, CCSA	Sustainable development Melanie Naidoo-Vermaak (46) BSc (Hons) (Industrial Microbiology), MSc (Sustainable Development), MBA	Chief financial officer: Treasury Herman Perry (48) BCom (Hons), CA(SA)	Special projects Abré van Vuuren (60) BCom, Development Programme in Labour Relations, Management Development Programme, Advanced Labour Law Programme, Board Leadership Programme

GROUP COMPANY SECRETARY

Shela Mohatla (35) FCIS (CGISA), BAdmin IR, PGDIP Corporate Law, PGDIP General Management, Certificate in Management Development (PMD)

REGIONAL EXECUTIVE COMMITTEES

Beyers Nel
Chief operating officer: South Africa

Jaco Boshoff
Ore reserve management

Anton Buthelezi
Human resources

Robert Hart
Technical services and engineering

Dr Tumi Legobye
Health

Danie Muller
Chief financial officer (South Africa)

Tom van den Berg
Safety and technology

Regional managers
Francois Janse van Rensburg
Free State operations

Moses Motlhageng
Mponeng, Kusasalethu and Kalgold

Zweli Ndese
Moab Khotsong and Doornkop

Johannes van Heerden
Chief executive officer: South-East Asia

Bryan Baillie
Projects

Stan Bierschenk
Engineering and asset management

Gary Davies
Papua New Guinea operations

Mike Humphries
Exploration

Greg Job
New business and technical services

Aubrey Testa
Chief financial officer (South-East Asia)

Richard Wills
Corporate Affairs

Kepas Wali
Stakeholder relations and corporate affairs
Papua New Guinea

CHAIRMAN'S VISION
DEAR SHAREHOLDER AND STAKEHOLDERS
The Covid-19 pandemic significantly affected Harmony’s operations, gold production and employees in the last quarter of the financial year to June 2020 (FY20), following the South African government’s imposed temporary closures on underground mines as part of the nation-wide lockdown.
Harmony has successfully contained the spread of the virus throughout its operations in collaboration with the Department of Mineral Resources and Energy, labour unions, the Minerals Council South Africa and our employees. All our employees are now back at work and we have resumed full production.

The impact of the pandemic reduced gold production by 11% compared to the previous year, resulting in a loss in revenue of approximately R4 billion (US$255 million), turning a potential profit of more than R3 billion (US$192 million) to a net loss for the period of R850 million (US$54 million).
Despite these challenges, Harmony delivered on the strategic growth objectives set in FY16, which are, inter alia, to:

•	increase production to around 1.5Moz per year

•	add quality ounces to reduce all-in sustaining costs
The acquisition of Mponeng and Mine Waste Solutions from AngloGold Ashanti Limited (AngloGold Ashanti) will increase our production by 350 000 ounces a year to more than 1.5Moz and improve our profit margins. We thank our shareholders for participating in the equity capital raise of US$200 million in June 2020 to fund the acquisition of these assets.
We recorded a remarkable increase in our share price, which was 126% higher year on year by end June 2020, resulting in a market capitalisation of R43.3 billion (US$2.5 billion). Harmony was also included in the FTSE-JSE Africa Top 40 in September 2020.
Gold continues to be viewed as a safe-haven investment. We remain positive on the outlook for gold in the prevailing uncertain and volatile macro environment. We believe this rising trend will continue. For Harmony, this comes at an opportune time as we assume ownership of the Mponeng and Mine Waste Solutions assets from AngloGold Ashanti.
We remain committed to organic and acquisitive growth. Harmony will continue to focus on securing the renewal of Hidden Valley’s mining licence and the special mining lease for the Wafi-Golpu joint venture in Papua New Guinea.

Maintaining a safe and healthy work environment
The safety and health of all our employees is our primary responsibility. We are committed to ensuring that the work environment is safe and that every employee goes home, every day, in a healthy condition. Regrettably, six employees died during the year in work-related incidents. We extend our sincere condolences to their families, friends and colleagues. The proactive behavioural safety journey we embarked upon in 2016 to improve the culture of safety continues to be our key strategic imperative.
Investing in our employees
We provide work for approximately 40 000 employees. Most of our employees reside in communities surrounding our operations and our relationships with our employees and their representative trade unions are good and constructive.

Despite the increased demands of Covid-19, we continued to allocate resources for the health and well-being of our employees and invested approximately R458 million (US$29 million) in employee training, development and career advancement.
Harmony’s commitment to its host communities
We recognise that the improvement in the living conditions of our host communities is vital to the stability and sustainability of our business. Our local community development projects include recent land donations in the Free State and the restoration of provincial roads in Welkom and Virginia.
The pandemic created a new range of challenges for our host communities, particularly for those communities most in need. We focused on providing Covid-19 public awareness campaigns, many of which were extensions of awareness campaigns directed at our employees. We also provided food, hygiene products and funded income-generating projects such as the manufacture of masks.
In FY20, we invested R112 million (US$7 million) in community development and upliftment projects, and corporate social investment. In addition to allocating resources which were focused on Covid-19, we concentrated on providing infrastructure and supporting enterprise development for small, medium and micro businesses.
In both South Africa and Papua New Guinea, we supported agricultural projects which were led by women and the youth. In the past two years, R49 million (US$3 million) was invested in agricultural projects in our host communities in South Africa. Of this, R8 million (US$520 000) was spent in the reporting year.
Harmony pays significant taxes and royalties in the countries where we operate, with total contributions of about R248 million (US$16 million) in South Africa and about R94 million (US$6 million) in Papua New Guinea in FY20. We also paid R11.7 billion (US$744 million) in wages and salaries, and spent R14.2 billion (US$907 million) on local procurement.
For more information about our socio-economic development initiatives, see Socio-economic development - uplifting communities.
The South African gold-mining industry
In calendar year 2019, the South African industry employed 95 130 people and paid R24.3 billion (US$1.7 billion) in wages, salaries and employee benefits. With total gold sales of R72.6 billion (US$5.0 billion), the industry contributed R361 billion (US$25 billion) to the country’s gross domestic product (GDP).
Harmony was established approximately 70 years ago and continues its strategy in South Africa of acquiring mature mines, extending their lives, saving jobs and creating sustainable value. This is a very important and essential role in uplifting and improving the living conditions and standard of living of many South Africans.
Our commitment to the environment and its resources
In FY20, Harmony continued to apply global good practice in managing our scarce natural resources with initiatives recognised by global agencies.
Climate change is one of the most critical global challenges of our time and will have a lasting impact on businesses, communities and the world. We are committed to continue participating in the global response to reduce carbon emissions and mitigate the physical impacts of climate change.
Reducing our carbon footprint remains an important focus. In South Africa, we are well advanced in our efforts to seek augmenting national grid power with renewable alternatives.

We have made good progress in reducing the volumes of potable water used in our processing systems by substituting this with treated grey water and improving the efficiency of our recycling circuits. Containing dust from tailings dams continues to be addressed through ongoing vegetation and mining land is being rehabilitated for redevelopment.
For more on our environmental management activities, see Environmental management and stewardship.
Commitment to good governance
Our board formulates robust governance standards and ensures that these are enforced in order to conduct our business ethically and in line with good global practice.
The range and depth of expertise on Harmony’s board has been invaluable as we navigate the unprecedented Covid-19 pandemic and the current social, political, economic and environmental challenges.
During the year under review, we appointed Ms Boipelo Lekubo to the board as our financial director, succeeding Mr Frank Abbott. I welcome Boipelo to the board and would like to express our gratitude to Frank Abbott for the outstanding leadership he provided as our finance director.
On 30 September 2020, we announced the resignations of Mr Ken Dicks and Mr Max Sisulu as independent non-executive directors. We thank Max and Ken for their contribution during their tenure and wish them all of the best.
For further details, refer to the corporate governance review in this report.
My gratitude
It has been a particularly demanding year in the face of Covid-19. It is a credit to our employees that they have adapted very well to the unusual Covid-19 challenges and its impact on their work environment.
My deep gratitude goes to our employees, our host communities, our shareholders and all other stakeholders for their support and cooperation over the past financial year.
I would also thank our chief executive officer, Peter Steenkamp, and his management team for their leadership, hard work and contribution to the success and growth of Harmony.
Dr Patrice Motsepe
Chairman
23 October 2020

CHIEF EXECUTIVE'S REVIEW

At Harmony, we were well prepared to deal with the challenges of Covid-19 by the time South Africa declared a national state of disaster on 15 March 2020, and ahead of the state of emergency declared on 14 April 2020 in Papua New Guinea.
Our surface operations in South Africa and Hidden Valley in Papua New Guinea were able to continue operating during the restrictions. By having the necessary precautionary measures in place, we were able to recall our employees smoothly as restrictions were lifted. As a result, the fourth quarter’s performance was better than we had initially anticipated. By the end of August 2020, all our employees, including those from outside South Africa, were back at work and production was restored to 100%.
We were also able to raise, by way of an equity offer, US$200 million in part-settlement of the acquisition of the Mponeng and Mine Waste Solutions assets from AngloGold Ashanti. The gold price, which rose 25% in rand terms and 14% in US dollar terms in FY20, provided strong support through these difficult times.
SAFETY AND HEALTH
We continued applying our safety strategy throughout the year with a pleasing improvement in our fatal injury frequency rate from 0.12 to 0.08 per million hours worked. Our South African underground operations recorded 3 million fatality-free shifts; Hidden Valley, Moab Khotsong, Harmony One plant and Free State operations all recorded 2 million each; and Target 1, Tshepong operations, Joel and the Free State plants, 1 million each.
Our Covid-19 standard operating procedures were informed by guidelines from local government authorities and global organisations, particularly the World Health Organization. We also consulted with relevant government departments and organised labour. We had essential preventative measures in place before lockdown. Our objective at the outset was to protect our people from the pandemic as they returned to work.
Tragically, six colleagues died in work-related incidents during FY20: Siyabonga Ntika (rock-drill operator), John Thabang Mamogale (metallurgical assistant), Elphas Nkosi (supervisor), Tshepang Lebajoa (locomotive operator), Sibusiso Mngomezulu (winch operator) and Papa Ernest Dael (development team member). We extend our heartfelt condolences to their families, friends and colleagues.
We will continue the safety journey we began in 2016, with focus on leadership, risk management, attaining a proactive safety culture, adopting measures to prevent repeat incidents, rewarding safe behaviour and zero tolerance for non-compliance.
For additional information, see Safety and health.
ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) PERFORMANCE
Harmony’s ESG achievements in FY20 were recognised by various ratings organisations. In the FTSE4Good Index, we outperformed both the gold and basic materials sectors on four ratings - ESG overall, environment, social and governance. We retained our position in the Bloomberg Gender-Equality Index and, in the MSCI Emerging Markets Index, we improved our rating from CCC to B. In the Carbon Disclosure Project (CDP) ratings, we achieved A for climate change and B for water.
Our total spend on environmental management and stewardship in FY20 was R159 million (US$10 million) - R126 million (US$8 million) in South Africa and R33 million (US$2 million) in Papua New Guinea. Our total social spend (local economic development plus corporate social investment) for the year was R112 million (US$7 million) - R76 million (US$5 million) in South Africa and R36 million (US$2 million) in Papua New Guinea.

For additional information, see Stakeholder engagement and material issues, Environmental management and stewardship and Socio-economic development - uplifting communities.
OPERATIONAL REVIEW
South African operations
Total gold production from the South African operations of 32 991 kilograms (1.06Moz) was 15% lower than FY19, mainly due to the Covid-19 lockdown. In the first half of FY20, our operations performed well against their plans, except for Kusasalethu. Production in the second half was disrupted by reduced electricity supply and the Covid-19 lockdown. The underground operations recorded in the fourth quarter of FY20 of 5.72g/t, was well above our revised grade guidance for FY20 of 5.50 to 5.57g/t.
Papua New Guinea
Gold production for the year was 22% lower at 4 872 kilograms (156 639oz). Production at our Hidden Valley operation continued to be affected by the planned move from stage 5 to stage 6 mining in the pit during the year. The mine imposed its own site-lockdown for several weeks from the onset of the pandemic but was able to maintain production at a reduced rate.
GROWTH
The acquisition of Mponeng and Mine Waste Solutions was concluded in September 2020 and we assumed operational control of both from 1 October 2020. This acquisition reaffirms our belief in the sustainability of gold and operating in South Africa.
These assets - similar to Moab Khotsong acquired two years ago - will be integrated into the Harmony family. With approximately 350 000 ounces immediately added to our annual production, we will further evaluate unlocking any surface synergies with our existing assets.
We have resumed our capital projects - including Target North drilling, exploration at Kalgold, the Tshepong and Joel decline projects and the Great Noligwa shaft pillar. These were halted at the onset of the pandemic as one of the measures to protect our balance sheet.
In Papua New Guinea, we have applied to the Mineral Resources Authority to extend Hidden Valley’s mining lease - which expires in 2025 - by a further five years. The Wafi-Golpu project is a game-changer for Harmony, both in terms of replacing ounces and increasing margins. Together with our joint-venture partner, Newcrest Mining Limited, we remain committed to progressing negotiations on a special mining lease for Wafi-Golpu. We are therefore encouraged by recent statements from the prime minister of Papua New Guinea that the project is a national priority to be urgently advanced.
OUR PEOPLE
The wellness, commitment, skill and expertise of our employees form the basis of the success and growth of our economy. This proved even more true in a most challenging year. With stable employee relations and supportive representative unions, we were able to maintain our focus on development, training and providing opportunities, despite the distractions and demands associated with Covid-19. More than ever, our relationships with our stakeholders were strengthened during the year.
LOOKING AHEAD
In FY21, we will pursue our strategy to produce safe, profitable ounces and improve margins. We look forward to bringing to account additional production from our new assets and will provide updated guidance for the year once we have completed their integration.

CONCLUSION
In what proved to be the most extraordinary of years, I am most grateful for the continued support of Harmony’s board, executives and employees, our shareholders, trade unions, regulators and communities. With hope, resilience and strength, I am confident Harmony is prepared for FY21.
Peter Steenkamp
Chief executive officer
23 October 2020

OUR BUSINESS CONTEXT
OUR EXTERNAL OPERATING ENVIRONMENT

Our external operating environment is influenced by continual economic, social, political and environmental pressures both at a macro-economic and national level, which can change over the short, medium or long term. It is therefore vital for Harmony’s success and sustainability that we identify and understand all external influences that impact on our business.
GLOBAL MACRO-ENVIRONMENT

	Factor	What happened	Our response
Economic and geo-politics	Gold price
A combination of factors converged to spur an exceptional price rally during the period under review. These included the global stock market crash in the wake of the rapid spread of the Covid-19 virus, a significant contraction of the world economy, an overhaul of monetary and fiscal policies, a weaker dollar, and continued global geopolitical risk. The gold price rose from $1 404/oz at the start of FY20 to $1 776/oz at the close of the financial year. Post-year end, the gold price continued its phenomenal trajectory and rallied to an all-time high of $2 038/oz on 3 August 2020.

Apart from the 20% of our production that is hedged - a strategy that was embarked upon in 2016 - we do not determine the gold price. However, we use three-year price assumption models to determine which gold price we will use for planning purposes.

See Chairman’s vision, Chief executive officer’s review and Financial director’s report
Gold market
Global demand for the commodity continued to be robust. The market was particularly driven by strong demand for jewellery in the second half of 2019 and demand for gold-backed exchange-traded funds in the first half of 2020 as investors scrambled for a safe haven amidst global socio-economic-political uncertainties.
The market was also significantly impacted by the disruption to the gold supply chain, particularly in terms of the production, refining and delivery of gold as the pandemic gained in severity.

The national lockdowns associated with the Covid-19 pandemic prevented us from haracteri production to meet the increased demand, particularly in the fourth quarter of the year under review. But Harmony remains focused on overcoming any remaining operational challenges to take maximum advantage of the robust demand.

See Chairman’s vision, Chief executive officer’s review and Financial director’s report
Geo-political uncertainties
Both the price of and market for gold are driven by the state of the global geo-political environment. The period under review was characterised by heightened geo-political uncertainty, driven principally by rising tensions between the United States and China, the decoupling of the US-Chinese technology sector, continued tensions in the Middle East, unrest in Hong Kong, and the de-secularisation.
See Chairman’s vision, Chief executive officer’s review and Financial director’s report
Health	Covid-19
The rapid spread of Covid-19, a highly-contagious severe acute respiratory syndrome, wreaked economic and social havoc across the entire world from the start of 2020. And, until a vaccine is found, Covid-19 is likely to remain a significant influencing factor determining the world’s economic-socio-political trajectory.

Within 13 days of the first official case of Covid-19 being reported in South Africa, the company announced, on 18 March, that it was implementing a Covid-19 risk management strategy. The aim of this was, and remains, to identify, evaluate and rank the hazards associated with any exposures to Covid-19 and potential infections. It also aims to reduce the probability of an employee contracting Covid-19 and to limit the severity should they be infected.

See Safety and health

	Factor	What happened	Our response
Socio-cultural	Shareholder activism
Shareholders and investors the world over expect far more from companies than a decade ago. There is increasing pressure on mining companies to not only demonstrate that they can responsibly allocate and manage capital but, more importantly, that they prove a solid commitment to dealing with ESG issues.

Responsible stewardship is one of our strategic pillars. To meet shareholder expectations, we focus on continuously improving our ESG performance, while aligning our corporate targets with the UN SDGs and other guidelines, where relevant.

See Stakeholder engagement and material issues
Environmental	Climate change
Climate change is increasingly putting governments, investors, and society at large on a collision course with corporate decision-makers, who must choose between ambitious commitments to reduce their emissions and their bottom lines. There is a growing trend by civil society of being unforgiving of investors and companies they believe to be moving too slowly towards a carbon neutral future. Moreover, investors are reducing exposures to carbon intensive industries. All this as global warming makes natural disasters more likely, more frequent, and more severe.

To keep our impact to a minimum, we are committed to reduce our carbon emissions as much as feasibly possible, comply with all environmental legislation, manage our resources efficiently, minimise waste streams, and implement best practices as far as land management and rehabilitation is concerned.

See Environmental stewardship

Regional specific factors

	Factor	What happened	Our response
Economic	Exchange rate
The rand depreciated considerably relative to the US dollar, during the year under review. This served to further boost the advantage of the gold price rally and the rand gold price exceeded R1 million/kg for the first time in the country’s history.

The Covid-related national lockdowns inhibited us from maximising production to take full advantage of the exchange rate. We remain, however, committed to overcoming any remaining operational challenges to take maximum advantage of the robust demand.

See Financial director’s report
	Sovereign rating	South Africa’s sovereign rating was further downgraded in early 2020, thereby negatively impacting the cost of and access to capital.	We regularly engage with investors to provide a realistic understanding of our potential operating and financial performance.
		Similarly, Papua New Guinea’s long-term foreign and local currency sovereign credit rating was also downgraded in early 2020 on the back of mounting debt and fiscal deficits.	See Financial director’s report
Socio-cultural	Social licence to operate
The nature of the extractive sector means that mining companies must pay particular attention to their social licence to operate. This is an ‘unspoken’ acceptance and approval by local communities and other stakeholders to operate a project. To ensure a social licence to operate, companies must navigate complex social, economic and political dynamics over time to avoid conflicts with their host communities.
Communities have expectations of economic benefits - employment and procurement opportunities, and the provision of infrastructure, health care and education.

We take our role as a responsible corporate citizen seriously and continuously strive to preserve our social licence to operate. We constructively engage with stakeholders to share value, better understand and manage expectations, and to secure and maintain our social licence to operate.

See Socio-economic development - uplifting communities

	Factor	What happened	Our response
Potential liability for occupational lung disease compensation
On 21 December 2012, a class action suit was brought against 32 South African gold mining companies on behalf of 69 former gold miners - themselves representative of a far larger number of miners - suffering from silicosis.
The ongoing litigation represented a substantial financial and reputational liability for the gold mining companies.

Harmony was central to the negotiations that resulted in a R5.2 billion settlement that was approved by the Johannesburg High Court on 26 July 2019. Harmony was also instrumental in the establishment of a trust to carry out the terms of the settlement agreement and to manage the compensation process.

See Safety and health
Political / regulatory	Political / regulatory / legal environment	Papua New Guinea’s legislative and regulatory environment is undergoing a profound transformation, driven by the ‘take back Papua New Guinea’ agenda of recently-elected Prime Minister James Marape.	In both jurisdictions, we strive to constructively engage with government directly, or through industry lobby representatives, to find amicable solutions to the concerns of both parties.

There are several new bills and amendment bills and new draft policies before parliament, which have been delayed owing to the onset of the Covid-19 global pandemic. This has prolonged regulatory uncertainty, particularly in terms of the regulated management and reporting of environmental impacts in and surrounding mining operations.
See Chairman’s vision, Chief executive officer’s review, Exploration and projects
Environmental	Water shortage	Water availability is becoming less predictable, with South Africa experiencing intense drought periods recently.	We strive to manage and mitigate our impacts on water catchment areas by ensuring that we do not denude the quality or reduce the volume of water in areas around our operations.
See Environmental management and stewardship
Technical	Electricity	Not only is the price of electricity expensive, continued intermittent load shedding makes the supply unreliable.	Harmony is exploring renewable energy options which will greatly assist in reducing dependency on Eskom.
See Environmental management and stewardship

OUR RISKS AND OPPORTUNITIES

The nature of our operations, together with factors and events in the external environment within which we operate, expose our business to risks and opportunities that can impact on the delivery on strategic objectives and the ability to generate sustainable value for shareholders and other stakeholders.
We have systems and processes in place to carefully evaluate, manage and mitigate these risks proactively and to realise opportunities. Effective governance and active management are fundamental to these processes and systems.
By understanding those factors in our internal and external operating environments that create uncertainty and risk as well as their inter-related dynamics, we are better able to manage the effects of such risks and to position Harmony to take advantage of any opportunities, future challenges and growth prospects. See Our external operating environment for more information.

Over our 70 years in operation, we have developed expertise in operating in emerging economies and experience in managing the socio-political challenges in these countries. We have developed the skills to navigate the challenges of multi-stakeholder labour relations, especially at our deep-level gold mines in South Africa, which are labour intensive and unionised.
OUR ENTERPRISE RISK MANAGEMENT PROCESS
At Harmony, our approach to risk management relies on the continuous monitoring of risk and related mitigation procedures and, when appropriate, their revision. These activities are embedded in our day-to-day activities and processes at an operational level, and in our governance structures at a group policy level.
Risk management has, as its starting point, our business strategy and related strategic objectives, and similarly for opportunities. Identifying and understanding those factors that have the potential to limit our ability to deliver on our strategy is vital – and conversely for those factors that present opportunities – will enable us to achieve our goals.
In the past year, our risk management team focused on progressively evolving from being simply risk competent to becoming risk intelligent, enabling us to make risk-based decisions. We are currently in the final stages of developing our new enterprise risk management and resilience policy, risk management guidelines and standards, and a new risk management framework to improve the effectiveness of risk management throughout Harmony. This entails a more holistic and forward-looking approach to the management of risk and uncertainty.

Risk management process

OVERSIGHT OF RISK GOVERNANCE PROCESS	EXECUTIVE MANAGEMENT	IMPLEMENTATION AND DAY-TO-DAY MANAGEMENT
Board Top strategic, operational and safety-specific risks and mitigating factors are reported quarterly to the board by committees
Conducts quarterly reviews of Harmony’s strategic risk profile to:
•    assess its completeness
•    consider those external and internal factors which could lead to any new/emerging risks and opportunities
•    revisit the likelihood and impact/ consequence of existing risks and to similarly assess any new or emerging risks and opportunities to determine a residual rating for each
•    review the completeness, effectiveness and/or relevance of mitigating actions implemented and to evaluate the resulting residual risk ranking
Operational management teams Implement and oversee day-to-day risk management
Audit and risk committee
Responsible for oversight of risk governance and ensuring that strategic risks are appropriately addressed and managed. Reviews and evaluates related policies, systems and processes in place to identify, monitor and manage risk, including our risk management policy, methodology and planning, formal risk assessment, internal controls and assurance processes, our risk appetite and tolerance, and our responses to the risks identified

Safety
A four-layered risk-based approach to actively manage safety adopted in both South Africa and Papua New Guinea – for further information on this risk-based approach to safety, see Safety and health in this report

Technical committee Monitors safety and operation- specific risks
Operations
Each operation maintains, updates
and regularly reviews its risk register. These operational risk registers are formally reviewed weekly by the regional general managers together with country-based executive and management teams

Other board committees Review specific risks falling within the ambit of their responsibilities

HARMONY'S RISK MANAGEMENT STRATEGY
Mining is a business laden with risks, both from an operational and external operating environment perspective. Only by being fully aware and understanding all these risks and implementing mitigating initiatives can a mining business be both successful and sustainable. It is in this context that, in 2018, we adopted the Harmony risk management strategy, the ultimate objective of which is to achieve safe, profitable production at all our operations in South Africa and Papua New Guinea.
This risk management strategy is also intended to embed a culture of risk awareness and mitigation in all our employees - from the miners at the rock face to executive management - to ensure that we operate safely and productively. See Safety and health for more detail on the roll-out of this strategy in the safety sphere.
Our risk management strategy is essentially a four-layered approach to identifying, assessing and controlling all hazards and risks that could impact our ability to achieve safe and profitable production.
The structure of this four-layer approach includes:

•	Identifying risks and analysing the most effective strategies or initiatives (which we refer to as golden controls) to mitigate those risks

•	Implementing those golden controls with routine inspection and maintenance

•	Continuous monitoring to assess the effectiveness of controls, with regular analysis and reporting, and action management on all failures

•	Identifying and defining any improvements that could be made to any of our risk management initiatives
Key to the effective roll-out of this strategy has been the modernisation and digitisation of all our systems and processes across the group, a process that has been underway since 2018. A modernised, digital operating platform not only enables the company to collect and store essential data more efficiently, it also facilitates more effective analysis of hazards and risks in real-time.
Since 2018, the roll-out and implementation of Harmony’s risk management strategy has focused on safety with the specific aim of improving the group’s safety performance and embedding a proactive culture towards safety. Such has been the successful implementation of this approach in the area of safety that Harmony will be rolling out this risk management strategy to all spheres of the business during the course of FY21. As such a multi-faceted approach requires considerable co-operation, we have secured buy-in from all relevant stakeholders of our business.

Harmony risk management strategy - systems and processes

Harmony risk management – process model
4 Adapt and adjust
• Identify improvements
• Share information
• Optimise assets
1 Realistic planning
• Dictated by safety, orebody and operational nameplate capacity
• Infrastructural setup
• All work scheduled
Four-layer risk approach:
• Identify risk and golden controls
• Implement controls
• Continuous monitoring
• Identify and define improvements
To achieve:
SAFE, PROFITABLE PRODUCTION
RESPONSIBLE STEWARDSHIP
OPERATIONAL EXCELLENCE
CASH CERTAINTY
EFFECTIVE CAPITAL ALLOCATION
3 Continuous monitoring
• Analyse and report
• Actively manage all failures
• Monitor control effectiveness
2 Implementation
• Execute work
• Routine, regular inspection and maintenance
CONTINUOUS IMPROVEMENT

DETERMINING OUR MOST SIGNIFICANT RISKS AND OPPORTUNITIES
Once we have determined our group-level risk appetite and tolerance levels, we continue to monitor our risks and to identify and manage those that are most material to the company. While our group-level risk appetite and tolerance levels are subject to formal annual reviews, they are continually monitored for relevance in terms of changing macro-environment factors. Our tolerance levels are further defined at lower tolerance limits per risk.
Group risk appetite

•	Harmony is in the business of gold mining – in South Africa, the rest of Africa and Papua New Guinea. Gold mining is a high-risk, high-reward business

•
We are involved in the entire gold mining value chain – from exploration, feasibility studies, building and buying mines, operating mines and closing and rehabilitating mines at the end of their operating life

•	We are exposed to gold price and exchange rate volatility and, where appropriate, will mitigate some of this exposure through hedging programmes

•	We operate well in emerging economies and are able to deal with associated socio-political dispensations

•	Exploration remains one of the most effective ways to grow an orebody and create value and, for this reason, we continue to invest in exploration

•	We have an appetite for change and continuous improvement, and are continuously looking for innovative ways to improve our existing mines and acquire mines that we can improve on operationally

•	Deep-level, narrow-reef gold mining in South Africa is very labour intensive and we have the skills to deal with the challenges of multi-stakeholder labour relations

•	Our experienced teams have strong values and are committed to deliver

Group risk tolerance

•	We will tolerate no deviation from the Harmony values

•	Group net debt balance shall not exceed a multiple of one times annual EBITDA

•	We have zero tolerance for corruption, bribes, and other under-handed transactions

•	Any unforeseen damage to the environment must be prevented and remedied immediately should this occur

STAKEHOLDER ENGAGEMENT AND MATERIAL ISSUES

WHY STAKEHOLDER ENGAGEMENT MATTERS
Mining companies are dependent on their fixed mineral deposits and cannot relocate to new locations when facing deteriorating socio-enviro-political conditions. For this reason, companies need to be able to navigate these complex dynamics in order to retain their social licence to operate. Stakeholder engagement is the principle mechanism through which companies can manage and address a wide range of issues, particularly those relating to employees, host communities and government authorities.
Our stakeholder engagement plan is aimed at effective stakeholder engagement, which builds partnerships and aids understanding of stakeholders’ needs and expectations as well as of their perceptions of Harmony. This approach enables us to identify, prioritise and better manage issues, as well as any potential risks and opportunities.
In order to secure the involvement and commitment of the different stakeholders, Harmony has proactively, and in accordance with its stakeholder engagement policy, adopted measures and practices to inform and guide engagements with stakeholders. These include but are not limited to the different levels of government and the communities. The platforms used include:

•
Establishment of community engagement structures, where they did not exist previously or re-establishing them in instances in which they did not adhere to the community/stakeholder engagement principles of inclusivity, legitimacy, transparency or had an acceptable governance framework

•	Scheduled meetings with host municipalities, specifically executive mayors and municipal managers

•	Breakfast meetings with the provincial executive councils
The quality of the relationships with stakeholders and how well these are managed affect our ability to deliver on our strategy. Improving the quality of and building long-term, stable, mutually beneficial stakeholder relationships protects our social licence to operate, supports the success of our business strategy and creates shared value for all our stakeholders.
The Covid-19 pandemic has highlighted the need for collective action, revealed our interdependencies and strengthened our relationships with various stakeholders. It is on this basis that we look forward to working together with stakeholders in FY21 and beyond.

GOVERNANCE AND AIMS OF STAKEHOLDER ENGAGEMENT
Our stakeholder engagement processes are guided by our stakeholder engagement policy and comply with relevant legislation and standards, including ISO 14001 and ISO 9000. They also take account of King IV and related recommendations on inclusive stakeholder engagement and the importance of addressing stakeholders’ legitimate concerns. The governance of and responsibility for stakeholder relations lies with the social and ethics committee, with the board having ultimate accountability.
We conduct regular engagement with stakeholders to understand their concerns, to identify and prioritise material issues and potential risks, and to determine action plans to manage such issues and risks. In engaging with stakeholders, we are guided by our values and our strategic intent to:

•	develop relationships founded on integrity, transparency and trust

•	support government by establishing collaborative partnerships with stakeholders

•	balance and align our goals and stakeholder expectations

•	establish accountability

•	improve stakeholder understanding of Harmony’s challenges, requirements and concerns

•	support value creation by maintaining awareness of broader economic and ESG issues

OUR MATERIAL STAKEHOLDERS
Harmony has a host of stakeholders with whom we engage. For the purposes of this report, we have identified the most material of these stakeholders - that is those with whom we engage more frequently - based on the following:

•	Extent of their contribution to our efforts to deliver on our strategic goals

•	Their potential to impact our performance

•	Significance of the risk of not engaging with them

ENGAGING WITH STAKEHOLDERS AND RESPONDING TO THEIR CONCERNS
We have considered and self-assessed the nature/quality of our relationships with these material stakeholders as follows:

INVESTORS AND FINANCIERS (Includes capital providers, current and future shareholders and, indirectly, investment analysts and financial media) Significance: provide financial capital
Aims of engagement	Form of engagement	Concerns	Response
• Reporting on all aspects of our performance • Managing expectations relating to our financial, operating and ESG performance • Providing guidance on delivery against our strategic objectives	• Results presentations • Annual reporting • Website • One-on-one calls and industry conferences • Meetings, including the annual general meeting • Regulatory announcements • E-mails sent to our database
•    Safety performance
•    Power security in South Africa
•    All-in sustaining costs and the impact of higher social demands. Management of Covid-19 pandemic and related implications
•    Conclusion of acquisition of Mponeng and Mine Waste Solutions and possible synergies to unlock value

•    Continued implementation of risk-based management strategy to improve safety performance
•    Plans put in place to access solar power
•    Higher production results in lower costs, allowing Harmony to share profits with all stakeholders
•    Acquisition concluded on 14 September 2020, with Harmony taking effective control on 1 October 2020
•    Rights issue to fund acquisition successfully completed in June
•    This acquisition will support our long-term sustainability
•    Detailed communication on action taken to address Covid-19 pandemic – viability of company and livelihoods of surrounding communities ensured

EMPLOYEES AND UNIONS Significance: provide human capital, including skills and experience.
Aims of engagement	Form of engagement	Concerns	Response
• Emphasising the importance of safety, reducing risk, procedural compliance • Maintaining stable, constructive, peaceful labour relations • Reporting performance against our strategic objectives
•    Regular, frequent communication takes various forms – mass meetings, briefs, intranet, newsletters, emails, internal broadcasts, WhatsApp/text messages
•    Structured, formal regular meetings with unions

•    Safety – eliminating injuries and preventing fatalities
•    Covid-19 pandemic and related health concerns, treatment
•    Transformation in South Africa and localisation in Papua New Guinea
•    Security of employment during Covid-19

•    Ongoing communication to raise safety awareness and continued roll-out of risk management process
•    Encouraging a more engaged and proactive safety culture
•    Implementation of Covid-19 standard operating procedures and related communication on how employees should protect themselves, keeping safe and on what to do if tested positive
•    Processes underway to improve transformation and localisation

COMMUNTIES AND NON-GOVERNMENTAL ORGANISATIONS Significance: that aspect of social and relationship capital which represents responsible corporate citizenship and impacts our social licence to operate.
Aims of engagement	Form of engagement	Concerns	Response
•    Establishing collaborative partnerships with host communities based on shared value
•    Managing our socio-economic and environmental impacts as well as community expectations
•    Resolving community grievances
•    Promoting economic stability
	• Regular, formal meetings with community structures • Issues-based meetings • Media to support community engagement includes interviews and ads on radio and articles and ads in newspapers	• Employment opportunities and job creation • Procurement opportunities • Enterprise development • Mine community development • Illegal mining
•    Launched a social facilitation project to assist in the setting up of inclusive and legitimate community engagement structures
•    Hosting of supplier days within host communities to facilitate localised economic growth and development

GOVERNMENT AND REGULATORS (Engagement is undertaken at all levels of government - regional, provincial and national)
Significance: enact legislation and related regulations with which Harmony must comply in order to earn its regulatory licence to operate.
Aims of engagement	Form of engagement	Concerns	Response
•    Maintaining positive relations with all levels of government to better manage the uncertainty around regulatory changes and political risk
•    Collaboration
•    Reporting on compliance and developments and/or changes at our operations and projects
•    Promoting an environment conducive to investment for long-term growth

•    Formal reports
•    Issues-based meetings
•    Engagement is frequently undertaken through industry bodies such as the Minerals Council South Africa and the PNG Chamber of Mines and Petroleum which represents the mining industry at relevant parliamentary portfolio committees and campaigns on the industry’s behalf
		• Compliance • Safety performance • Transformation • Land redistribution • Crime and poverty alleviation	• Accelerated transformation programme in place

SUPPLIERS Significance: provide raw materials, inputs and services essential to the conduct of our business.
Aims of engagement	Form of engagement	Concerns	Response
•    Managing costs and aligning with our policies on the environment and climate change, transformation and enterprise development, thus helping us to deliver on our strategic objectives and supporting our long-term viability
•    In South Africa, such engagement is essential in helping us meet procurement targets in relation to our mining rights
• One-on-one, issues-based meetings • Email and website • Industry meetings • Contracts and service agreements
•    Long-term sustainability and continuity of our business
•    Preferential procurement
•    Alignment with Harmony’s values, policies and practices (human rights, labour relations, safety and environmental)
•    Ethical conduct, bribery and corruption

•    Continuing engagement with key suppliers
•    Dedicated initiatives in place giving preference to local suppliers and the historically disadvantaged
•    In South Africa, initiatives are in place to support local small business by means of supplier days and a significant portion of our social and labour plan budget allocation is aimed at promoting entrepreneurial skills and small, medium and micro business development, especially among women and youth
•    Contracts and service agreements are aligned with policies on ethical conduct

DETERMINING OUR MATERIAL ISSUES
To determine our material issues, we identify and prioritise those issues which have the potential to impact our ability to meet our strategic objectives and to create value. In so doing, we also consider the potential of these issues to impact our governance, performance and prospects, and take into account the following:

•	Our risk profile

•	Our external operating context

•	Stakeholder feedback

•	Any emerging industry issues
Once the material issues have been identified, we develop systems and processes to monitor, review and report on them. In addressing these material issues, SDG 17 (Partnerships for the goals) is critical. Harmony collaborates with other entities to address these issues and create shared value.

Material issue	Rationale/explanation	Related SDGs:
Ensuring employee safety and health
•    Preventing workplace fatalities and injuries
•    Eliminating and managing occupational health
•    Managing the outbreak of the Covid-19 pandemic – and all that it entails
•    Reducing airborne pollutants and inhalable hazards in the workplace
Stakeholders affected
•    Employees
•    Trade unions
•    Government departments
•    Investors

Our focus on ‘zero harm’ represents an investment in the business. A safe, healthy workforce contributes to an engaged, motivated and productive workforce, which in turn mitigates operational stoppages, reduces potential legal liabilities and averts reputational damage.
The Covid-19 pandemic and safety are included in the ranking of our top 10 group risks.
With the forthcoming acquisition of Mponeng, the world’s deepest gold mine, we will renew our commitment to ensuring zero harm in the workplace given the risk of safely mining at such depths.
Directly affected: Good health and well-being Decent work and economic growth
Social licence to operate - contributing to self-sustaining communities and responsible closure planning
•    Planning for local economic activity and socio-economic sustainability post mine closures
•    Managing community expectations and decreasing community discontent
•    Supporting local and transformational procurement and enterprise and supplier development
•    Ensuring constructive relationships and partnerships with stakeholders
Stakeholders affected
•    Communities
•    Government departments
•    Non-governmental organisations
•    Investors

Given the finite nature of our operations, Harmony acknowledges its socio-economic responsibilities to the communities in its areas of operation. We acknowledge that often our operations are an important economic agent in host communities – as an employer, in supporting local businesses, being a contributor to the rates and taxes of local municipalities, among others. When a mining operation closes, there may be serious economic consequences for host communities.
We aim to support government in creating self-sustaining communities beyond the operating lives of our mines. In so doing, we leverage our skills and infrastructure, develop suppliers, and assist in establishing alternative economic activities that can be sustained post-mining.
To expand local employment opportunities, increase tax revenues, and meet increasing community demands for improved infrastructure and greater environmental protection, government continues to pressurise the mining industry. Accordingly, there is a growing need to achieve measurable social outcomes and build sound relationships around operations.
Engaging with stakeholders is key to implementing our business strategy. Failing to do so jeopardises our social licence to operate and could reduce opportunities in the market.
		Directly affected: Sustainable cities and communities	Indirectly affected: No poverty Zero hunger Quality education

Responsible environmental stewardship - mitigating the impacts of our mining activities
•    Water – infrastructure, management and discharges
•    Energy – infrastructure, management and supply security
•    Climate change – our contribution (emissions management) and its impact on Harmony
•    Waste management
•    Land management and biodiversity
•    Integrated closure
•    Remediation obligations and provisions
•    Responsible cyanide consumption
•    Integrity of tailings storage facility
Stakeholders affected
•    Communities
•    Government departments
•    Non-governmental organisations
•    Investors

To deliver on our business objectives, we rely on a capable, motivated and engaged workforce that behaves in a manner that is consistent with our values and Code of Conduct. We strive to establish a high-performance culture, by ensuring an organisational structure that is fit for purpose and empowering employees by equipping them with the necessary skills and to deliver on our strategy.
Directly affected: Good health and well-being Gender equality Decent work and economic growth	Indirectly affected: Quality education Reduced inequalities
Navigating political and regulatory uncertainty
In South Africa:
•    Increasing cost of regulatory compliance – the carbon tax
•    Uncertainty around land expropriation
In Papua New Guinea:
•    Increasing regulatory uncertainty could jeopardise our continued operation and delay our proceeding with the Wafi-Golpu project
Stakeholders affected
•    All levels of government and government departments
•    Industry bodies
•    Community at large
•    Investors

There are two aspects to political and regulatory changes – the resulting uncertainty and the financial impact of such changes.
Uncertainty affects our decision-making and our ability to ensure the sustainability of our business. While the uncertainty in South Africa appears to have abated somewhat and we continue to assess the financial impact of forthcoming legislation, in Papua New Guinea the prevailing uncertainty there is delaying the making of decisions that are key to the company’s longevity and profitability.
Directly affected: Partnerships for the goals

SUSTAINABLE DEVELOPMENT
DELIVERING ON RESPONSIBLE STEWARDSHIP AND THE SDGs

Our responsibility as a corporate citizen extends beyond securing our social licence to operate. It is the foundation of our business and our values.

Our purpose is to create value in the broadest sense and prevent its erosion as we contribute to society, protect the environment and mitigate our impacts so that we leave a positive legacy once mining has ceased and to do so in the most responsible manner possible.

The principles of sustainable development are covered by the fourth pillar of our business strategy - responsible stewardship. This pillar, which supports our aim to produce safe, profitable ounces, entails us being mindful of the impacts of our business activities - on our employees, host communities and the environment - and to have in place plans to limit, manage and mitigate these impacts. It is only through engagement and partnerships that we are able to continue the responsible and sustainable mining of gold in both South Africa and Papua New Guinea. We adhere to the laws and regulations pertaining to sustainable development in each of these countries.

SUSTAINABLE DEVELOPMENT GUIDELINES AND FRAMEWORKS APPLIED

United Nations Sustainable Development Goals (SDGs): These 17 goals, which were adopted by member states in September 2015, contain 169 indicators and targets. They are aimed at creating a better world by 2030, by eliminating poverty, fighting inequality and ensuring that the world is safe from the worst effects of climate change. An important aspect of these goals is the role of business and the private sector, together with governments, civil society and the public, in achieving these targets. Harmony adopted the SDGs in 2018.

World Gold Council Responsible Gold Mining Principles: These principles address key environmental, social and governance issues for the gold mining sector and set out clear expectations for consumers, investors and the downstream gold supply chain as to what constitutes responsible gold mining. We are currently in our first year of the three-year process for formal certification in line with these principles.

Task Force on Climate-related Financial Disclosures (TCFD): We have produced our first report in accordance with these disclosures for FY20. Previously, we had reported on our climate-related performance in our submissions to CDP Climate Change (formerly the Carbon Disclosure Project). We continue to report on water related performance in our submission to CDP Water.

Although Harmony is not a member of the International Council on Minerals and Metals (ICMM), or a signatory to the United Nations Global Compact (UNGC) or the Voluntary Principles on Security and Human Rights (VPSHR), we are guided by and have adopted their principles to support our sustainable development framework, particularly those relating to management of tailings storage facilities. We also take into account the Organisation for Economic Co-operation and Development’s (OECD’s) guidelines for responsible investment.

As a member of the Minerals Council South Africa, we subscribe to their Membership Compact, a mandatory code of ethical business conduct, and its guiding principles.

ALIGNING WITH THE SDGS

Given our dependence on natural and human resources, and having operated in emerging market countries for decades, Harmony acknowledges the role we must play in contributing to broader sustainable development issues such as taking action against climate change and fossil-fuel energy consumption, ending poverty, and efficiently managing our use of scarce natural resources such as water, land and biodiversity.

In South Africa, the SDGs are driven through the National Development Plan. As a private sector company and a long-standing South African gold producer, we are committed to doing our part to support the governments in South Africa and Papua New Guinea in reaching these goals. Our core purpose also aligns our business objectives with the SDGs.

We have interrogated the SDGs to identify those most aligned with our core business, our sustainable development strategy and with our responsibilities as a responsible corporate citizen.

We have identified and prioritised six SDGs that are directly aligned with our core business strategy and its four pillars. We have also identified an additional four SDGs to which we can meaningfully contribute through our sustainable development strategy and by delivering on our socio-economic development commitments. Many of the SDGs are interconnected.

TIER 1: DESCRIPTION
3	Ensure good health and promote the well-being of all
5	Promote gender equality and empower women and girls
8	Promote sustained, inclusive and sustainable economic growth, full and productive employment and decent work
12	Ensure sustainable, responsible consumption and production patterns
13	Take urgent action to combat climate change and its impacts
15	Protect, restore and promote the sustainable use of terrestrial ecosystems, halt and reverse land degradation, and halt biodiversity loss

TIER 2: DESCRIPTION
1	End poverty in all its forms everywhere
2	End hunger, achieve food security and promote sustainable agriculture
4	Ensure inclusive and equitable quality education and promote lifelong learning opportunities
11	Make cities and human settlements inclusive, safe, resilient and sustainable

COLLABORATING FOR THE SDGs
17	Collaboration with various stakeholders

TIER 1:
SDGs WHICH ARE CENTRAL TO OUR CORE BUSINESS AND STRATEGY

In conducting our business and acting to deliver on the four pillars making up our strategy, we contribute directly to certain SDGs. Our drive for operational excellence and our commitment to responsible stewardship, especially of the environment, to transformation and to gender equality enables our direct contribution to the following SDGs:

GOAL	WHAT HARMONY IS DOING
3 Good health and well being
The safety, health and well-being of employees is a priority. In many instances, this extends to our communities where many of our employees reside. More recently, combatting the Covid-19 pandemic in both countries in which we operate has taken precedence.

See Safety and health for more information

5 Gender equality
In recent years, gender equality has become an increasingly important aspect of our human resources policy. Gender diversity targets are in place and we are actively engaged in increasing the number of women employed across the company, at all levels.

See Employee relations and Corporate governance for more information

8 Decent work and economic growth
We provide employment for approximately 40 000 people. We aim to be a fair and responsible employer, to deliver on our business strategy and ensure our long-term viability, and to respect the rights of employees to associate freely. Training and development programmes empower employees to contribute to the company and society.

See Employee relations for more information

12 Responsible consumption and production
A key pillar of our business strategy is operational excellence. This includes optimising our processes, grade management and costs to improve productivity and efficiencies. This inherently involves the efficient use of natural resources, responsible waste management and sustainable procurement practices. In addition, it includes regular sustainable development reporting.

See Operational performance and Environmental management for more information

13 Climate action
Reducing our impact on climate change is vital. In South Africa, where much of the energy we consume is fossil fuel, long-term targets aim to reduce energy consumption, improve related efficiencies and reduce greenhouse gas emissions. In Papua New Guinea, a significant portion of energy used is renewable (hydro-power) energy.

See Environmental management and TCFD report 2020 for more information

15 Life on land
Our environmental strategy and related policies and procedures seek to mitigate the environmental impacts of our mining activities. In South Africa, a rigorous land rehabilitation programme is under way.

See Environmental management for more information

TIER 2:
Much of the work we undertake to address our socio-economic development responsibilities focuses on infrastructure, education and skills development, job creation and entrepreneurial development, broad-based local and community economic empowerment and enterprise development initiatives. Women and the youth are frequently the focus in these initiatives. By investing in the future of our communities, we contribute to these SDGs:

GOAL	WHAT HARMONY IS DOING
1 No poverty
Harmony employs around 40 000 people who in turn support their families, and the local businesses and municipalities in the communities in which they live. Many of our socio-economic initiatives are aimed at creating and supporting sustainable economic activities - see SDG 11 - and also help to combat poverty.

2 Zero hunger
We support broad-based agriculture and commercial agricultural ventures to establish alternative, sustainable economic activities that will endure once mining ceases and to contribute to food security. In South Africa, our focus is on the cultivation of grains and vegetables. In Papua New Guinea, the cocoa and coffee projects are progressing well.

4 Quality education
In South Africa, we focus on advancing mathematics, science and technology at secondary school level. In addition, at community level, we promote training in entrepreneurial and portable skills as well as information and communication technology among the youth.

11 Sustainable cities and communitites
Our recently revised socio-economic development strategy focuses on agricultural, infrastructure and sustainable energy projects, which have greater potential to deliver sustainable long-term benefits to communities. This strategy is supported by preferential and local procurement, and enterprise and supplier development. The overall aim is to help establish sustainable communities that are economically viable once mining has ceased. Infrastructure projects (such as roads in South Africa and water and sanitation in Papua New Guinea) help to boost the resilience of host communities.

For more information on Harmony’s contribution to these tier 2 SDGs, see Socio-economic development
Collaborating for the SDGs
A significant amount of the work that we do in relation to sustainable development and our ESG performance is undertaken in collaboration with various stakeholders, thus supporting SDG 17 - partnerships for the goals:

17 Partnerships for the goals
Partnering to aid delivery on the SDGs entails strengthening the means of implementation and revitalising partnerships - with communities, local municipalities, small businesses and various levels of government - for sustainable development. This we strive to do at both local and regional levels.

ENSURING STABILITY, EMPLOYEE SAFETY AND WELL-BEING

SAFETY AND HEALTH

ZERO HARM
At Harmony, our employees are our most important stakeholder and a vital capital. Their safety and health are a moral imperative and thus paramount. In line with our values, of which safety is the first, we firmly believe that no product is as important as our employees, who should return home daily, safe and healthy.
This philosophy extends to the communities, where many of our employees live and which are impacted by our operations. We believe that contributing to the health and well-being of our community members facilitates a socio-economic ecosystem in which our business and all stakeholders can thrive.

Capitals affected:

Directly	Indirectly
HUMAN CAPITAL	FINANCIAL CAPITAL
SOCIAL AND RELATIONSHIP CAPITAL	INTELLECTUAL CAPITAL
MANUFACTURED CAPITAL
Stakeholder/s affected:

Employees	Other stakeholders engaged include governmental and regulators

Strategic pillars:	Related risk:
Operational excellence	• Covid-19 pandemic – spread of infection and potential impact on business sustainability (risk 1)
Responsible stewardship	• Failure to eliminate fatalities and improve safety performance (risk 2)

Responsible committee:
• Technical committee (safety)
• Social and ethics committee (health)

GRI Standards:
Prepared in accordance with: 403-1, 403-2, 403-3, 403-4, 403-5, 403-6, 403-7, 403-8, 403-9 and 403-10

CONTRIBUTING TO THE SDGs:
The safety, health and well-being of employees are a priority, in line with our strategy and our values. Our safety and healthy strategy contributes directly to SDGs 3 and 8, which target and promote the health and well-being of all and decent work. In this context, ‘decent work’ refers to employment that is productive and delivers a fair income, provides security in the workplace and social protection for families, ensures better prospects for personal development and social integration, facilitates freedom for people to express their concerns, allows employees to organise and participate in the decisions that affect their lives, and guarantees equality of opportunity and treatment for all women and men.

GOOD HEALTH AND WELL-BEING	DECENT WORK AND ECONOMIC GROWTH
•    The health and wellness of employees is important to their being able to live full, productive lives
•    We focus on occupational health, chronic diseases such as TB and HIV/Aids, as well as lifestyle diseases
•    More recently, combatting the Covid-19 pandemic has taken precedence and become the overwhelming focus of our health services; however, the pandemic has served to embed Harmony’s proactive approach to health and safety

•    As a responsible employer, providing decent work includes ensuring that everything possible is done to safeguard employees, ensure that workplaces are safe and to prevent injury or harm so that employees return home, safe and well
•    Employees have the right to refuse to work when they consider a workplace unsafe
•    Training and other support are provided to encourage safe behaviour and conduct

For more information on our contribution to the SDGs, see Our sustainable development framework

OUR APPROACH TO SAFETY AND HEALTH
The safety, health and well-being of our employees is an area that poses some of the highest risks to our business. Not only does this have the potential to negatively impact our human capital, it could also affect our ability to deliver on our strategic objectives. It is in this context that we have two key operational focuses: to ensure a safe and healthy workplace and to create a proactive safety culture where our employees stop, assess and manage all work-related risks. Ensuring these two aspects will ultimately contribute to the delivery of our business objectives as well as the sustainability of our business.

The tenets of our safety and health policy, which forms part of our broader sustainable development framework, focus on:

•	Ensuring that leadership at all levels leads by example and creates an enabling environment for driving continuous improvement in safety performance

•	Ensuring that high-risk safety and health exposures are managed through focused strategies with risk management as the bedrock

•	Promoting the health of our employees by pro-actively supporting their physical, psychological and emotional well-being

•	Providing an integrated, proactive healthcare service by making primary, occupational and wellness facilities easily accessible to employees at work

•	Ensuring that Harmony manages community health exposures and promotes the well-being of our host communities

All of these aspects were covered by the standard operating procedure developed to address the challenges of the Covid-19 pandemic, helping to reinforce our safety and health policy.
Our occupational safety and health policy and related management frameworks are aligned with the Mine Health and Safety Act in South Africa and with relevant legislation in Papua New Guinea, including the Mining (Safety) Act and associated regulations. We also apply best practices and guidelines as prescribed by the International Council on Mining and Metals. Our approach to safety encompasses critical control management, preparedness, prevention and the monitoring, review and analysis of relevant safety and health data indicators.

GOVERNANCE
At board level, the technical committee is responsible for approving and monitoring compliance with our safety and health policy, and with legislation. Safety is a key performance indicator for management and is accordingly monitored to determine remuneration in terms of safety performance. A report on safety incidents and achievements forms part of the chief executive officer’s report to the board. At every board meeting, the chairperson of the technical committee also provides feedback to the board on Harmony’s safety performance.
Representatives of management, unions, the Minerals Council South Africa and government participate in structures aimed at emphasising the importance of safety and how to achieve our goal to eliminate fatalities and prevent the loss of life.
At our South African operations, operational safety and health committees ensure that all employees are involved in managing and ensuring the safety of all. In FY20, there were 41 full-time safety and health representatives at our South African operations. The chief operating officer: South Africa reports on safety to the group executive committee on a weekly and quarterly basis, and shares a quarterly presentation with the technical committee.

Harmony is involved in and contributes to external safety initiatives and leading best practices in the mining industry for implementation through the Mining Industry Occupational Safety and Health (MOSH) Community of Practice Adoption (COPA) process. For each aspect of occupational safety and health, champions are nominated to attend industry meetings and ensure that relevant information is disseminated to all operations.
In Papua New Guinea, safety managers report regularly to the South East Asia executive committee by way of notifications, formal monthly reports and meetings. This committee in turn - through the chief executive officer South-East Asia - reports to Harmony’s group executive team on a weekly basis and provides a report to the technical committee on a quarterly basis.

SAFETY
Safety is a key material risk for Harmony and is integral to our strategy - to produce safe, profitable ounces. Our safety performance can not only fundamentally impact the lives and well-being of employees, but can also have implications for other aspects of our business, not least financial. It also has potential consequences for other capitals such as social and relationship capital, and manufactured capital. Moreover, it can have a significant impact on our brand and reputation. It remains our determined ambition to prevent loss of life incidents and achieve zero harm across all our operations so that our employees can return home daily, safe and healthy.

RISK MANAGEMENT STRATEGY
Given the prominent level of risk safety poses, in 2018 we adopted and began implementing a group-wide risk management strategy for safety that applies to all our operations in South Africa and Papua New Guinea. This strategy effectively involves identifying, assessing and controlling all threats that could cause harm to any of our employees. It is based on data capturing, analysis and reporting to support proactive risk management initiatives and aid safe and profitable production. It also aims to compel a behaviour change towards safety to one that is far more engaged and proactive. This is a multi-faceted and co-operative approach that has achieved buy-in from all relevant stakeholders. The risk management strategy was explained in more detail in our Integrated Report 2019.

Governance on safety has been set out below:

This strategy is being rolled out in a four-phased approach in order to systematically embed risk management into our operational culture and behaviour of all employees. Phase 2 was completed during FY20. Phase 3 began in early calendar 2020, simultaneously with the roll out of phase 4.
Phase 2 of the roll-out, which began in April 2018, concerned the modernisation of systems, processes and information sharing, which has been undertaken to facilitate more proactive management. Essentially, a modernised operating system provides our mining teams with the safety and hazard information required before entering the workplace so that crews are aware of all hazards identified in previous shifts and can take the steps necessary to ensure that a workplace is safe before entering. The following initiatives were included in phase 2:

•	Upgrade of Syncromine to include risk management, which continued into FY20

•
Implementation of optical character recognition software, which enables the complete scanning of all documents to speedily identify certain risks and hazards. Before the introduction of this software, inspections were an 80% manual and 20% automated process, with our operations relying on data captured by safety officers every 30-45 days to understand workplace conditions. This meant that we only had line of sight of approximately 20% of all potential risks in the workplace. As of the end of FY20, this software had been installed and successfully implemented in a majority of our operations

•
Implementation of risk management call centres at each operation. These are essentially a “one-stop-shop” for employees to collect and return all risk management-related checklists and forms, and a mechanism through which employees can direct risk management strategy and safety-related queries

With the successful completion of that second phase at the end of 2019, we progressed to phase 3 of the roll-out at the beginning of calendar year 2020. This has largely focused on ensuring that the appropriate interventions are in place in all operations to embed a proactive approach to safety. Included in this phase is the implementation of golden control monitoring and the improvement in response to golden control failures. Golden controls are essentially the principal preventative safety measures we use on our operations. The risk management platforms implemented in phase 2 and the integration of inter-disciplinary systems to provide transparent view control efficacy have supported automation of golden control monitoring and response.
As part of phase 3, Harmony has undertaken to systematically entrench the International Council of Mining and Metals’ critical management plan at all operations. This is essentially a guidance note that sets out the process to identify those controls to be implemented and the elements that need to be in place to ensure they are effective. With the use of this critical control management plan, our operations have been better equipped to identify both significant unwanted events and related mitigating controls.
While the modernisation of our systems and processes has been pivotal to improving safety performance, the risk management strategy would be largely ineffective without the human behaviour element. It is for this reason that phase 4 has, and continues to be, rolled-out in parallel with the other phases. This phase centres on a humanistic strategy that aims to embed a behavioural approach to safety. Moreover, this strategy aims to mould and ensure our management teams are proactive and effective leaders so that our workforce is more engaged and that the relationship between employees and management is based on trust, on both sides. The aim is to provide platforms for employees to communicate freely, without feeling threatened, and to provide management with the skills to be effective and connected leaders. For more details on our leadership programme, see Employee relations.
Further to this, we also introduced an initiative to identify an employee’s propensity to take risks with the aim of managing that behaviour. This programme has already identified clusters of high-risk taking behaviours at leadership and employee levels. Programmes developed and introduced to further embed safe behaviour focus on recognition; symbols – in terms of rewarding safety achievements and proactive safe working behaviour – optimising team functioning and teaching.

Harmony’s four-layer risk management strategy

The risk management strategy is proving effective in improving safety performance. With modernised systems and processes in place, we are now better equipped to continuously assess workplace conditions and equipment to ensure no undue risks are posed to any employee on the surface or underground. We are also able to more effectively monitor the progress of various safety-related initiatives that have been implemented at the various operations.

However, the real effectiveness of the risk management strategy was proven through Harmony’s response to the Covid-19 pandemic that hit South Africa and Papua New Guinea in early 2020. The roll-out of our four-phase risk management strategy effectively equipped Harmony with the necessary resources and processes to proactively respond to the Covid-19 pandemic and enabled us to continue operating safely, where and when it was feasible. For more details refer to the country-specific responses to the pandemic.

OUR PERFORMANCE FY20
Group safety performance regressed overall in FY20 with a recorded group lost-time injury frequency rate of 6.33 per million hours worked (FY19: 6.16). There were, regrettably, six mining-related fatalities during the year (FY19:11), all at our South African operations. The Papua New Guinean operation maintained its fatality-free performance for the fourth consecutive year.

South Africa
The South African operations experienced a mixed performance in terms of overall safety performance in FY20. While there were, regrettably, six fatalities (FY19: 11), this did represent an improvement in our fatal injury frequency rate, from 0.13 in FY19 to 0.08 per million hours worked. Most notably, our South African operations achieved 120 fatality-free days to 17 December 2019 and 102 such days to 3 June 2020, respectively the third and fourth longest fatality-free periods in our 70-year history.
The reportable injury frequency rate improved for the third consecutive year – to 3.88 per million hours worked (FY19: 4.05). However, our lost-time injury frequency rate regressed slightly to 6.69 per million hours worked (FY19: 6.48). This equated to the loss of 25 146 shifts due to occupational injury. The fall-of-ground injury frequency rate also regressed, from 1.11 to 1.22 per million hours worked, as did the rail-bound equipment injury frequency rate, which deteriorated by almost 27% to 0.70 per million hours worked (FY19: 0.55).
When analysing this safety performance, it is essential to factor-in the impact of the Covid-19 pandemic. Owing to the forced suspension of our underground mining activities for five weeks and other restrictions related to the national lockdown, our South African operations collectively lost 1.2 million shifts in FY20. This means that the various safety performance statistics were calculated using a much-reduced number of shifts worked of 8.65 million compared to the 9.83 million shifts worked in FY19.
It should also be noted that while the safety performance may seem to have declined owing to the methods of year-on-year calculation, the South African operations in fact recorded 52 fewer accidents in FY20.

HARMONY GROUP: NUMBER OF FATALITIES

14
12
10
8
6
4
2
0
10
5
13
11
6
FY16
FY17
FY18
FY19
FY20

SOUTH AFRICA: LOST-TIME INJURY FREQUENCY RATE
(Per million hours worked)

7.80
7.60
7.40
7.20
7.00
6.80
6.60
6.40
6.20
6.00
5.80
6.50
7.61
6.67
6.48
6.69
FY16
FY17
FY18
FY19
FY20

One of the most prominent factors that contributed to the lost-time injury frequency rate was the repetitive occurrence of winch-related incidents. To address this, a winch pre-inspection was piloted at Doornkop, Kusasalethu and the Tshepong operations. This pre-inspection, conducted by means of the optical character recognition system – software that enables the conversion of paper data to digital, live data that can be tracked, monitored and analysed in real-time – for daily deficiency management and reporting, aims to identify real-time issues reported by winch operators and to bring these to management’s attention for assessment and assistance in ensuring safe winch operations. Given the positive results at those three operations, the pre-inspection process is to be implemented at all operations in FY21.
Our safety performance in FY20 has underscored the need to adopt a more behaviour-oriented approach to safety management, an approach that is tied in with phase 4 of our risk management strategy roll-out. In an effort to embed a proactive safety culture and accountability in our workforce, we implemented several initiatives and programmes in FY20. Among the most notable were:

•
Reinforcement of the right of all employees to refuse dangerous work and to leave a dangerous workplace. This is in accordance with the Mine Health and Safety Act, sections 22, 23 and 83. It is vital that our employees understand their rights, are engaged and feel safe to perform their duties, and that supervisors, in turn, recognise these rights. In addition, front line supervisors are being trained and encouraged to engage with mining crews as well as management on these rights. Effective, frequent communication in this regard is vital. To address this, communication and leadership initiatives are ongoing.

•
Identification of the most serious unwanted events and assigning responsibility and ownership for these at an executive level. As these identified events have the potential to cause significant loss of life and shifts, they require far more focussed attention by all management levels

•	Reinforcement of our safety mascot, Thibakotsi, and associated safety messages, signs and symbols

•	Introduction of a daily work note to ensure that the frontline workforce is provided with the relevant information to proactively plan tasks at the start of each shift

•	A far more thorough scanning and analysis of daily safe declaration data as a means of assessing workplace conditions and raising awareness of risks and to address repetitive failures
Despite the challenges and slight regression in our safety performance, there is evidence that the risk management strategy is succeeding in positively altering the safety culture at our South African operations.
One notable change recorded in FY20 was the far greater engagement of management and the incorporation of learnings from incidents into daily safety practices. This was particularly evident in the way in which potential seismic hazards were monitored and managed during the year. The enforced daily monitoring substantially reduced the incidence of falls of ground. This practice will be carried forward into FY21 and especially applied when starting up new panels and after shut-down periods.

In memoriam
Date	Operation	Name	Occupation	Cause
25 July 2019	Tshepong	Siyabonga Ntika	Rock drill operator	Gravity-related fall of ground
18 August 2020	Doornkop plant	Thabang Mamogale	Surface assistant	Surface rail-related incident
17 December 2019	Kusasalethu	Elphas Nkosi	Transport supervisor	Rail-bound equipment-related incident
1 January 2020	Tshepong	Tshepang Lebojoa	Locomotive operator	Mud rush
21 February 2020	Kusasalethu	Sibusiso Mngomezulu	Winch operator	Winch-related
3 June 2020	Moab Khotsong	Papa Ernest Dael	Development team member	Heat exhaustion
22 July 2020*	Bambanani	Zamokuhle Shabane	Team leader	Fall from height
11 August 2020*	Kusasalethu	Zakhele Lubisi	Artisan	Tools, machinery and equipment-related
11 September 2020*	Doornkop	Alexis Lesiamang Ntjantso	Rock drill operator	Explosion
10 October 2020*	Tshepong	Tsoaela Botsane	Supervisor	Gravity-related fall of ground
10 October 2020*	Tshepong	Tisetso Pati	Winch operator	Gravity-related fall of ground
* Occurred post-year end

Death and serious injury benefits
Harmony is fully aware of and sympathetic to the devastating impact mine fatalities and serious injuries can have on the employees’ family, particularly in the financial context. In many instances, these employees are the sole breadwinner of a family and often support an extended family of well over ten people. It is for this reason that we have a comprehensive range of benefits to support the family in the incidence of a mine fatality or serious injury.

Matrix of benefits for fatal mine accidents

Matrix of benefits	Description
Provision of coffin and funeral services (cat 4-8 only)	At no cost to the family
Transport of body (cat 4-8 only)	At no cost to the family
Mine delegation to funeral	At least 2 senior managers
Union delegation to funeral	8 union members, paid leave
Mourners in hearse	Maximum of 6
Co-workers transport	Up to 1 x 60-seater bus, paid leave
On mine memorial service	For all employees to attend
Mine Workers Provident Fund (MWPF) advance	R40 000
Rand Mutual Assurance (RMA) Funeral Policy	R30 000
Company donation - provided as soon as possible	R20 000

Accommodation of family on mine to attend to affairs of the deceased	For 6 family members
Enrolment of children in Harmony Education Fund as per policy	No limitation on number of children
Offer of employment	Immediate offer of employment at the underground entry level

Benefits provided for serious injury on duty

Benefit
COIDA benefit	Either a lump sum or monthly benefit is paid to the employee on the percentage disability rating of the disablement
Alternative work	Alternative work is investigated and provided if suitable vacancies exist
Termination benefit	A benefit of two weeks per completed year of consecutive service is provided if no alternative work is available, with a minimum benefit of R60 000
Offer of employment	To an immediate family member
Ongoing care	Employees medically incapacitated as a result of an injury on duty are also placed n the TEBA Home-Based Care programme

Paraplegic benefits
The benefits provided to employees who are made paraplegic as a result of an injury at work are the same as above, however, the termination package is enhanced and the employee’s home is renovated to make it wheel chair accessible and friendly.

Impact of Covid-19 in South Africa
Our modernised systems and processes, which had been rolled out as part of risk management strategy, provided us with the necessary platform and resources to respond quickly to the pandemic, to mobilise our service departments to assess our operational readiness and to enable the implementation of mitigating controls prior to the return of our workforce. It also ensured that we had the relevant information readily available to understand in which areas we would be most vulnerable. While Covid-19 presented Harmony with a myriad of challenges, the state-enforced shutdown of our operations during national lockdown level 5 did present us with a unique opportunity to address various risks in a manner that would not necessarily have been possible in normal circumstances. During this phase of the lockdown, we conducted optical character recognition system inspections to assess workplace conditions, monitor ground conditions, and pursue critical maintenance activities.
Harmony used the shutdown as an opportunity to prepare for a safe start-up; this included routine underground visits by essential service employees to ensure the safe conditions of underground workings, establishing a steering committee and creating risk assessments, procedures, policies and communications to aid the safe resumption of operations during the Covid-19 pandemic and extended shutdown.
The pandemic necessitated a dramatic shift in how we conducted our daily activities at the various operations. We were required to adhere to all legal operating requirements - defined by the Department of Mineral Resources and Energy’s guidelines - which included aspects of screening and symptom reviews, and action management and analysis. All operations were mobilised to conduct self-audits to provide a second layer of response. In addition, disaster mitigation rooms were setup at each operation to monitor the daily efficacy of controls and to manage our Covid-19 response.
A major challenge on the return to work, and one faced by many industries, was the generation of permits and their management. Our modernised risk management system facilitated the effective management of the permitting process to access mine sites. This process has been identified as a leading practice with Harmony being commended by the Department of Mineral Resources and Energy’s principal inspector of mines in South Africa on our quick and effective response.
The behaviour-related aspect of the risk management strategy which was fast-tracked with the onset of the Covid-19 pandemic, greatly assisted in communication with, education of, and psychological assessment of employees. It facilitated the communication of vital information regarding Covid-19, helped prepare employees for their return to work after lockdown level 5, and provided a platform through which they could discuss concerns. A key aspect of this was the isolation and quarantine training programmes.
Despite the easing of lockdown in May 2020 and the return to work, we were only able to reach our full employee complement at the end of August 2020. To enable our operations to resume as fully as possible, it was important to ensure that underground mining crews were adequately resourced. The risk management system enabled us to create a crew composition dashboard which produces a report on relevant data sourced.

FY20 SAFETY ACHIEVEMENTS

Fatality- and injury-free shifts worked
More than 6 million shifts
Free State operations (rail-bound equipment): 16 million shifts
Target (rail-bound equipment): 9 million shifts
Tshepong (rail-bound equipment): 8 million shifts
Bambanani/Unisel (rail-bound equipment): 7.5 million shifts
South African operations (fall-of-ground): 7 million shifts
Moab Khotsong (fall-of-ground): 6.5 million shifts
Tshepong (rail-bound equipment): 6.5 million shifts

3 million - 6 million shifts
Doornkop (rail-bound equipment): 5.5 million shifts
Kusasalethu (rail-bound equipment): 5 million shifts
Unisel (fall-of-ground): 4.5 million shifts
Free State operations (fall-of-ground): 3.5 million shifts
Phakisa (rail-bound equipment): 3.5 million shifts

3 million shifts	South African underground operations: 3 million shifts Masimong (rail-bound equipment): 3 million shifts
2 million shifts
Hidden Valley: 2.5 million shifts
Free State operations: 2 million shifts
Harmony One Plant: 2 million shifts
Kusasalethu (fall-of-ground): 2 million shifts
Moab Khotsong (rail-bound equipment): 2 million shifts

1 - 2 million shifts
Target: 1 million shifts
Tshepong operations: 1 million shifts
Tshepong operations (fall-of-ground): 1.5 million shifts
Joel (fall-of-ground): 1 million shifts
Masimong (fall-of-ground): 1.5 million shifts
Bambanani/Unisel unit (fall-of ground): 1 million shifts
Phakisa (fall-of-ground): 1 million shifts

Other significant safety performance
More than three years	Saaiplaas Plant: 13 years reportable injury free South Uranium Plant: seven years lost-time injury free Saaiplaas Plant: four years lost-time injury free
Three years	Central Plant: reportable injury free
One year	Central Plant: lost-time-injury free Doornkop: fatality free

Papua New Guinea
Harmony’s Hidden Valley operation in Papua New Guinea boasts a world-class safety performance record. The operation has recorded no fatalities since 2015, equating to 2.5 million fatality-free shifts. Following two years without a lost-time injury to May 2019, the lost-time injury rate for FY20 was 0.77 per million hours worked compared to 0.35 for FY19. The reason for this regression was predominantly the result of an increase in vehicle interactions and fatigue-related incidents, particularly during the last quarter of the financial year.
Apart from the fact that Hidden Valley is an open-pit mine, with risks being far lower in comparison to underground mines, a variety of factors has contributed to the mine’s better-than-average safety record. Among the most significant is implementation of Harmony’s risk management strategy and critical controls at the operation, as well as the successful entrenchment of a proactive safety work ethic in all employees - a behavioural pattern that has been systematically reinforced through visible felt leadership. These measures are accompanied by regular, focused safety training.
The highly-mechanised nature of the mine also lends itself to a higher safety performance. Nevertheless, vehicle interaction is the most significant safety risk at Hidden Valley, followed by fatigue and the uncontrolled release of energy (hydraulic and compressed energy) in the workshops. All mining vehicles are equipped with monitors to mitigate against driver fatigue, prevent vehicle collisions, to observe driver behaviour and to monitor productivity.
At Wafi-Golpu, there is a similar emphasis on proactive safety risk management, the monitoring of critical risks and visible felt leadership.

1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
1.39
7.61
0
0.35
0.77
FY16
FY17
FY18
FY19
FY20

Impact of Covid-19 in Papua New guinea
A caveat to Hidden Valley’s safety performance is the fact that there were fewer employees working on the mine site in the last quarter of the year, owing to the onset of the Covid-19 global pandemic and a national lockdown in Papua New Guinea. While there were fewer employees on site, they also worked longer rosters, as a result of which increased focus was placed on fatigue management. There was also much emphasis on Covid-related hygiene - social distancing, frequent hand washing and the wearing of masks, which had as an unintended consequence, a decrease in upper respiratory infections.

OUTLOOK
Group safety target
In FY21, Harmony will continue its focus on embedding its risk management process to create a more engaged and proactive safety culture across all our operations. Hand-in-hand with this strategy is the objective to improve our safety performance by 10% on the average performance of the previous three financial years.

South Africa - safety focus for FY21
Our priorities will include:

•	Digitising information to allow us to make informed decisions as and when circumstances that may compromise safety are identified

•	Accessing and including industry-wide best practice learning material and methodologies through the International Mining Standards Hub - in which Harmony participates as a founder member

•	Detailed analyses of our responses - on integrated platforms - to identify opportunities to improve and mitigate safety risks
In terms of our four-layer risk management system, we will continue to:

•
map out critical production processes and align inter-disciplinary processes (process mapping) and documentation to provide assurance that our legal and social obligations are addressed. This will be achieved by embedding the identification of risks and controls into our risk and legal documentation. The aim is to have a single source of content related to task assessment (procedures, training, risk assessment, continuous monitoring and reporting)

•	integrate specified routines - ensuring an integrated approach in identifying potential risks during

•
the planning phase as well as in identifying mitigating controls and monitoring actions prior to the start of work. This will include the introduction of integrated services work planning and monitoring for phase 3

•
further engage all leadership, including organised labour, as partners to advance our behaviour-oriented strategy (phase 4). This will also involve developing and implementing a behaviour tracking and monitoring programme to allow leaders real time access to critical behaviour data from a safety improvement perspective

Papua New Guinea - safety focus for FY21
Our safety objective for the Hidden Valley mine is to remain fatality-free and, more importantly, to improve our safety performance following its regression during the past financial year. We have a target to achieve a 0.00 lost-time injury frequency rate over the next six to 18 months. This will be achieved with the help of visual felt leadership, a more proactive and engaged workforce, and field critical control checks.

Health
The onset of the Covid-19 pandemic, which rapidly swept across the globe in early 2020, placed a glaring spotlight over our healthcare strategy. The highly-contagious severe acute respiratory syndrome posed an unprecedented health risk to our employees and tested our resources and capabilities to the limit.
This was, and continues to be, an unparalleled challenge in Harmony’s 70-year history. However, the pandemic has served to underscore, firstly, the effectiveness of our healthcare strategy and, secondly, the pivotal role this strategy plays in supporting our business. Moreover, it has embedded Harmony’s approach to safety and health as wearing masks and observing social distancing has taught us why preventative safety measures are so crucial.
Our approach to healthcare is proactive and risk-based and aims to ensure that healthcare is easily accessible to all our employees. This approach is founded on our firm belief that every employee deserves a fulfilled and healthy life. It is important that our employees are fit for life, fit for work and fit to retire.
The four pillars of our healthcare strategy are:

•	Education, awareness and promotion of good health

•	Disease prevention and risk management

•	Clinical intervention (treatment programmes)

•	Continuous risk profiling
Harmony’s proactive healthcare strategy aims to manage illness by identifying and treating disease early thus helping to prevent permanent disability and disease. Medical surveillance, active case finding, early detection and treatment of disease are integral aspects of our management healthcare system.
We also have dedicated health hubs at all of our operations, which caters for all the medical and health needs of our employees and, in some cases, of our host community members. Each health hub is staffed by doctors, allied health care workers and pharmacists. Moreover, we ensure that medical doctors are part of the operational teams in each of our mines.

Governance
At board level, the social and ethics committee is responsible for approving and monitoring compliance with our health policy, and with legislation.

Our performance FY20
In FY20, a total of R779 million (US$49.7 million) was spent on health-related costs and initiatives across the group. Of that, R70 million (US$4.5 million) was specifically spent on Covid-19 preventative initiatives in both South Africa and Papua New Guinea.

South Africa
Our healthcare focus in FY20 was essentially a story of two parts. In the first three quarters of the year, we maintained our focus on initiatives that served to support our strategy of promoting employee wellness, ensuring good healthcare and managing diseases. However, this was entirely eclipsed by the advent of the Covid-19 pandemic in early March 2020. The rapid spread of the disease across South Africa compelled us to shift our focus and resources almost entirely to tackling the pandemic.

In all, Harmony spent a total of R660.4 million (US$42.2 million) on free medical costs and medical aid contributions in South Africa in FY20 (FY19: R621.6 million; US$44.4 million). The marginal increase in expenditure was largely due to inflationary increases in the cost of medical-related goods and services, particularly personal protective equipment. The impact of Covid-19-related health costs incurred in the fourth quarter will only be evident in FY21 owing to the normal lag between the date of procurement and expenditure

Covid-19
The first case of Covid-19 in South Africa was officially recorded on 5 March 2020. Firmly understanding that we had a pivotal role to play in arresting the spread of the pandemic, Harmony acted swiftly and proactively. Within less than two weeks - on 18 March - the company had published and was rolling-out a Covid-19 risk management strategy. The aim of the related risk assessment was, and remains, to identify, evaluate and rank the hazards associated with any exposures to Covid-19 and potential infections. It also aimed to reduce the probability of an employee contracting Covid-19 and to limit the severity should they be infected.
The health protocols underpinning the strategy have been aligned with best practice and guided by materials issued by the World Health Organization, the National Institute of Communicable Diseases, the South African Department of Health and the Minerals Council South Africa. They were also informed by extensive and ongoing discussion with our trade union stakeholders.
The preventative measures we put in place included:

•	Preventative personal hygiene procedures

•
The compulsory use of preventative personal protection equipment, particularly face masks, in the workplace and especially at the mine and shaft entrance, at crush turnstiles, in the lamp rooms, in shaft conveyances, underground station, and at our various offices

•
Increased hand washing and social distancing (minimising personal contact, refraining from all unnecessary travel and staying away from social gatherings where there would be more than 100 people) communication and awareness campaigns (for both employees and communities)

•
Identification, care and counselling of high-risk employees (especially those who have not tested and do not know their TB and HIV status, those on anti-retroviral medicine, those older than 60 and employees with pre-existing medical conditions)

•	Stressing the identification of symptoms and the urgency of self-isolation if displaying symptoms

•	Rigorous screening as employees return to work and when at work; and, if employees show Covid-19 symptoms, the testing and treatment of these employees for Covid-19

•
The establishment of three quarantine sites which can accommodate a total of 448 employees who have contracted Covid-19 or have come into contact with Covid-19-positive individuals, and who are not in need of hospitalisation

•
Isolating employees who test positive for the virus in one of four specially established and accredited isolation sites - one in Welkom (Free State) with 150 rooms, one in Gauteng with 50 rooms, and two facilities with 60 rooms each in the Klerksdorp area (southern North West Province)

•	Increased frequency in occupational health visits and inspections by the Department of Health and the Department of Mineral Resources and Energy to monitor Covid-19 compliance

•	Thermal screening of all individuals who enter our operations, and of employees at all key points

•	The reduction of the number of workers in a single crew to a maximum of 15 to assist with social distancing while underground

•	Each employee is given their own hand sanitizer for every shift before going underground

•	Customising lift shafts and their operation to ensure appropriate social distancing in the cages to reduce the capacity to 75%

•	Capacity on road transport reduced to 60-70% of licensed capacity

•	Frequent spraying of waiting areas with disinfectants and the sanitising of all hard surfaces such as handrails, turnstiles and door handles several times a day

•	Placement of hand sanitisers and additional hand washing stations on surface, at the entrances to all operations and outside the mine at taxi gathering areas and in company transportation

•	All equipment and machinery is sanitized at the start and end of each shift underground
With the safe resumption of operations at our South African mines during the fourth quarter of the financial year, Harmony conducted its own audits to check that operations were adhering to our Covid-19 standard operating procedure. We also agreed with the trade unions that they may conduct similar safety audits in conjunction with our management teams, to provide them with the assurance that the safety and health of our employees is protected. The Department of Mineral Resources and Energy similarly conducted its own audit and responded favourably to the prevention and mitigation measures we have adopted.

Despite the extensive preventative measures implemented, the spread of Covid-19 to our employees was an inevitability. The table below provides accurate Covid-19 data at the time the Integrated Annual Report was approved.

South Africa: Covid-19 statistics as at 5 October 2020
Total number of:
Employees tested	4 136
Employees testing positive	1 688
Employees recovered	1 535
Deaths	31 (including contractors)

Employee wellness and healthcare
Healthcare delivery
At our South African operations, membership of a medical scheme is compulsory for all category 9+ employees. For category 4-8 employees, membership is voluntary with 8 122 employees participating in medical schemes in FY20 (FY19: 8 202). Harmony subsidised the related costs on behalf of employees by R20 million (US$1.28 million) a month
(FY19: R18.4 million or US$1.3 million). There was a slight 0.7% increase in medical scheme membership between the third and fourth quarters of the year, which could be attributable to the pandemic. The subsidy contribution that Harmony had to pay to allow employees to retain the full benefit of the medical scheme went up by R4 million in the last quarter of the financial year.
In all, 24 789 category 4-8 employees elected not to join a medical scheme. Instead they received in-house comprehensive health services from mine medical health facilities and associated preferred providers at no cost to the employee. The cost of providing these services was R35 million (US$2.23 million) a month in FY20 (FY19: R33.4 million; US$2.4 million). The weaker rand contributed to the increased cost of imported medical supplies.
For those employees who are not members of a medical scheme, there are dedicated health hubs at all our operations, which undertake health promotion and prevention, active case-finding and screening as well as active disease management of chronic conditions. Medical surveillance is conducted at our health hubs for all employees, including contractors. In all, 49 326 medical examinations were conducted in the past financial year (FY19: 53 279), with the decline being largely due to the national lockdown and the Covid-19 pandemic in the last quarter of the year.
A new health hub was opened at Moab Khotsong on 3 February 2020, as part of Harmony’s health strategy to provide comprehensive pro-active healthcare in close proximity to the operation. The purpose of the health hub is to improve healthcare service delivery to employees of the operation. That hub, which is similar to the hubs at our other South African operations, known as the Gateway Medical Hub, is now a one-stop-shop, providing primary and occupational healthcare, on-site pharmaceutical services as well as rehabilitation and functional assessment services. The opening of this new healthcare facility has provided an opportunity for both hostel dwellers and employees staying outside the confines of the Moab Khotsong mine to access a 24/7 medical centre.

Mental illness
Mental illness is a relatively new health-related scourge impacting our business but one that is likely to take a greater toll in the coming years. Research conducted by various global institutions indicates that mental illness in the workplace is on the rise and could increase by as much as 64% in the next few years. Psychosocial illness can be caused by a range of social and financial-related problems confronted by employees daily.
To address this particular problem, in the first quarter of the year we launched the Employee Psychosocial Programme, in partnership with the Reality Wellness Group, for all employees and their immediate family members. This multi-faceted programme offers face-to-face counselling or telephonic advice by qualified social workers and psychologists, as well as financial guidance for those struggling with debt, and legal support for those with legal concerns. The service is available 24/7, 365 days a year in all nine official South African languages. Our employees can access the service by either sending a ‘please call me’ message, using a toll-free number, and/or sending an email. The initial uptake was relatively low, with 211 unique employees engaged and 831 telephonic calls on the hotline in FY20. Adjustment disorder, anxiety and acute and traumatic stress were noted as the top psychosocial risks.
In the third quarter of the financial year, we embarked on the second phase of the project, which focuses on raising awareness among line managers and equipping them with the necessary knowledge to ensure optimal use of the programme. The first group session for line managers was held at Kusasalethu. Regrettably, the training sessions scheduled for our other operations have been postponed owing to the Covid-19 pandemic, however, it is anticipated that they will resume in FY21.
While Covid-19 disrupted the roll-out of the programme, it did serve to underscore the vital need for a strategy to assist our employees in dealing with psychosocial ills. The surge of the Covid-19 pandemic had a significant impact on the psyche of our employees and as a result, in the last quarter of the year, we launched a related programme to address the psychosocial effects arising from lockdown and the quarantine isolation process. Employees who were required to quarantine for a 14-day period upon their return to work, were engaged with daily to ensure their mental wellbeing. In addition, focus groups were formed to support some of our healthcare workers during this difficult time. This was particularly noted by our employees as being an invaluable aspect of the care and support provided during the compulsory isolation and quarantining period.

Weight warriors
Excess weight and obesity are challenges with which some two-thirds (20 340) of all Harmony employees have to contend. To encourage positive lifestyle changes, with a particular focus on excess weight and obesity, a weight warrior’s competition was launched in the first quarter of the year. Its aim was to encourage employees to shed a combined total of 120 000kg of fat by the end of the financial year. The initiative was driven by our executive team and 3 416 employees (16.5% of the total workforce) participated in the competition.
The importance of this initiative was underscored in the second half of the year by the spread of the Covid-19 pandemic. Early indications seemed to suggest that excess weight and obesity could increase the risk of hospitalisation and death from Covid-19. Unfortunately, the campaign was not as successful as expected due, in large part, to the enforced lockdown and associated impacts. By the end of the competition, participants had achieved a total net weight loss of 2 331.13kg.
Such is the necessity of reducing excess weight to ensure a more healthy workforce that we will continue this campaign in FY21.

Managing health-related absenteeism
Health-related absenteeism poses a risk to the overall productivity of our workforce. It is for this reason that we have pursued our At work management programme for several years, the objective of which is the early identification of employees who may become chronically ill or medically incapacitated by debilitating diseases, and to manage, review and monitor their medical conditions. While health-related absenteeism remained fairly consistent for the first three quarters of the financial year, averaging 7.5%, there was a significant decrease down to 6.2% in the last quarter of the year (FY19: 7.7%). This was directly linked to the lockdown with some employees working from home and many others not being recalled back to site.
To cater for Covid-related absenteeism, two new health related categories were introduced:

•	Isolation, which is the separation of employees who are infected and have tested positive, accounted for 0.7% of labour unavailability

•	Quarantine, which is the separation of employees who might have been exposed, accounted for 0.6% of labour unavailability

Managing occupational diseases
Occupational diseases pose some of the greatest risks to our business. Not only can they have severe health implications for employees who fall ill, they also result in financial liability to the company and reputational damage. Thus, managing and preventing occupational diseases has been, and will continue to be, a priority. Occupational lung disease, noise-induced hearing loss and heat illness are our key concerns

Silicosis
Silicosis is an occupational lung disease caused by the inhalation of free respirable crystalline silica dust over a long period of time. It can also increase susceptibility to TB. Given the severe nature of the risk silicosis poses, Harmony has adopted and follows an integrated silicosis, TB and HIV/Aids policy and programme to responsibly manage the debilitating disease and proactively prevent associated health deterioration.
It is Harmony’s ambition to eliminate silicosis entirely. To achieve this, we have adopted the South African Gold Mining Industry 2024 Milestone. The 2024 milestone for silica dust exposure requires that, 95% of all personal silica dust samples taken must be below 0.05mg/m3 by 2024. In order for Harmony to achieve this target, annual aspirational targets were set to reduce dust loads on an annual basis, and the aspirational target for CY2020 is 92.0%. The milestone compliance for Harmony for CY2020 quarter 2 was 86.3%, with most of the metallurgical plants and a third of the mines above the aspirational target of 92%.
During FY20, 164 cases of silicosis were submitted to the Medical Bureau for Occupational Diseases and 67 were certified (FY19: 204 cases reported and 58 cases certified).

Dust control
As silicosis is caused by the inhalation of free respirable crystalline silica dust over a long period of time, our principle objective is to eliminate, as far as possible, the discharge of dust. Dust discharge occurs during activities where rock is broken at source, such as during stoping, development and trackless mining. Engineering controls to allay dust have been implemented or are being rolled out at our underground operations to minimise employees’ exposure to silica dust, including leading practices as advocated by the Mining Industry Occupational Safety and Health (MOSH). Our most recent intervention has been the installation of in-stope atomisers at all operations. By the end of FY20, this initiative was 91.7% complete, with only Moab Khotsong awaiting installation.

Dust levels
The primary source of silica dust remains the activities in which the rock is broken and moved either by means of blasting, stoping, trackless mining, and ground handling. The main strategic thrust of reducing the exposure to crystalline silica dust, therefore, is to ensure that the status and effectiveness of our dust engineering controls is sustainable. Most of these engineering controls are Mining Industry Occupational Safety and Health (MOSH) leading practices for silica dust. In FY20, the progress of implementation of these engineering controls across Harmony’s operations was as follows:

•	Main tips - tip foggers (98.8%), tip covers (88.4%) and tip filters (92.7%)

•	Main intake haulages - airway sprays (100%), spray cars (94.9%) and footwall treatment (67.3%)

•	Stopes - winch covers (98.9%) and stope atomisers (85.8%)

•	Continuous real time monitors (92.7%)

Tshiamiso Trust
While Harmony is pursuing all possible initiatives to limit dust and prevent employees from contracting silicosis, there is a significant legacy that still must be addressed. In 2019, South Africa witnessed a historic milestone in its narrative of occupational lung disease. On 26 July 2019, the Johannesburg High Court approved the R5.2 billion settlement of the silicosis and tuberculosis class action suit between the Occupational Lung Disease Working Group - representing Gold Fields, African Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Harmony and Sibanye-Stillwater - and lawyers representing affected mineworkers. Following the conclusion of the Court-ordered three month opt-out process the settlement agreement became effective on 10 December 2019.
The settlement provides meaningful compensation to eligible claimants across southern Africa who carried out risk work between 12 March 1965 and 10 December 2019 at any of the 82 gold mines listed in the settlement agreement, and who have contracted silicosis or work-related tuberculosis, or to their dependants where the gold mineworker has passed away. A condition of the settlement was the establishment of a trust to carry out the terms of the settlement agreement and to manage the compensation process.
The Tshiamiso Trust (a Setswana word meaning “to make good” or “to correct”), which is in the process of establishing its operations and appointing senior management members, will facilitate the tracking and tracing of the settlement agreement class members and administer claims and payments to eligible claimants or their beneficiaries.
Harmony was a central player in the settlement negotiations and actively involved in the establishment and registration of the Tshiamiso Trust. Moreover, Harmony has made provision to contribute R892 million towards the court approved gold mineworkers’ class action silicosis settlement.
The Covid-19 pandemic has had an impact on the requirements of the Tshiamiso Trust Deed by restricting the Tshiamiso Trust’s capacity to conduct medical benefit examinations and is also not able to carry out lung function tests at this time to minimise the spread of the Covid-19. Under these circumstances, the Trust has been limited to considering processing claims of eligible claimants who have existing silicosis and TB claims with the Medical Bureau of Occupational Diseases.
However, owing to the onset of the Covid-19 pandemic, the Trust has been severely hampered in its ability to become fully functional and effective. Medical experts and authorities, in South Africa and elsewhere, have advised that lung function tests should not be carried out at this time. Under these circumstances, the Trust has been limited to considering claims from individuals who have existing medical records.

Settlement of outstanding occupational lung disease claims
Harmony has taken a lead role in assisting the Medical Bureau of Occupational Diseases address the severe backlog in occupational lung disease compensation claims in support of Project Ku-Riha, launched by the Department of Health in 2015. In facilitating the settlement of claims due to eligible current and former Harmony mineworkers, the Harmony ReConnect department has developed various initiatives to track and trace mineworkers and, in addition, to provide operational support and resources where appropriate.
In FY20, Harmony facilitated the settling of 2 200 occupational lung disease claims to the value of R43 million, bringing the total number of settled claims to approximately 12 800 and total value of R245 million paid to Harmony current and former miners since October 2015 from the Occupational Diseases and Works Act Commissioner’s Fund.
Harmony and its mining industry peers have collaborated with the Minerals Council South Africa to establish a co-governance model between the Department of Health and the Minerals Council South Africa which will contribute to the funding and oversight of projects to improve the operations and performance of the Medical Bureau for Occupational Diseases and the Compensation Commissioner for Occupational Diseases.

Noise management - eliminating noise-induced hearing loss
Harmony aims to adhere to the Occupational Health and Safety Milestone on the Elimination of Noise-Induced Hearing Loss requirement that no employee’s standard threshold shift will exceed 25 decibels from the baseline when averaged at 2 000, 3 000 and 4 000Hz in one or both ears. The standard threshold shift, a sensitivity marker used to identify early deterioration in hearing, guides the modification and enhancement of occupational noise controls to prevent progression in hearing loss.
All Harmony employees who are exposed to high noise levels are given personalised hearing protection devices, which reduce noise levels by 25 decibels.
However, a concerning trend noted in the past year was the greater number of employees compensated for noise-induced hearing loss - 80 cases were compensated in FY20 versus 62 in FY19. The Tshepong operations, Doornkop and Kusasalethu accounted for most of these cases.
One notable achievement, however, was the adoption of the tyre-deflation noise reduction simple leading practice. The Mining Industry Occupational Safety and Health (MOSH) adoption team trained each of our occupational hygienists and equipped them with the necessary knowledge and resources to drive implementation of this practice at our South African operations.

Managing underground temperatures - limiting heat stress
Extensive refrigeration and ventilation measures are in place at all operations where temperatures exceed normal working ranges. Heat-tolerance testing, acclimatisation programmes, and the provision of adequate hydration and support protect employees exposed to excessive heat in the workplace.
In FY20, 17 654 heat-tolerance tests were conducted with 78 cases of heat-related illness reported (FY19: 22 157 tests and 88 cases). The regression in the number of tests was largely due to the lockdown during the fourth quarter of the financial year. Most cases can be attributed to dehydration. Environmental working conditions are monitored continuously.

Radiation protection
Radiation levels and radiation exposure are monitored at all our South African operations. The dose limits are 50 millisievert a year and 100 millisievert over five years. All operations comply with these limits. Operational controls ensure that elevated monitoring results are investigated and corrected when necessary. Radiological clearances are conducted at decommissioned sites to ensure the future declassification of these areas.

Managing chronic diseases
HIV/Aids
HIV/Aids is one of South Africa’s most severe and devastating health scourges. Despite the significant progress made in raising awareness and prevention, as well as the national roll-out of anti-retroviral therapy, the epidemic continues to significantly impact our employees and their dependants. What is of particular concern to Harmony is that, if left untreated, the disease can lead to higher levels of opportunistic co-infections, which results in increased absenteeism and reduced performance levels, loss of skills, greater economic burdens on family members, and sometimes death, more so during the Covid-19 pandemic.
However, motivating employees to confirm and/or disclose their HIV status, despite perceived stigma and confidentiality issues, remains a challenge. Initiatives such as positive behaviour programmes are pivotal in this regard. At our South African operations in FY20, 9 125 employees (FY19: 8 947) were identified as HIV-positive and 7 980 (FY19: 8 024) are on the HIV/Aids programme and receiving anti-retroviral therapy.
A notable milestone in our fight against the HIV/Aids epidemic in FY20 was the introduction of the drug Dolutegravir as part of our first line treatment regimen. This drug suppresses the HIV virus much faster and has fewer adverse side effects. Its roll-out to our HIV positive patients, which began in the first week of September 2019, is in line with the Department of Health’s latest abridged HIV/Aids guidelines. To support the roll-out, all our clinicians, including doctors, nurses, pharmacists and social workers attended training on the new guidelines.
It is anticipated that the roll-out of Dolutegravir will greatly assist South Africa in achieving the United Nations Programme on HIV and Aids (UNAids) 90-90-90 targets. This is a global campaign to which Harmony has aligned its HIV/Aids programme.

The campaign seeks to achieve the following targets by the end of 2020:

90%	Target	Harmony status (South Africa)
		FY20	FY19
	Of all people living with HIV will know their status	83%	82%
	Of all people with diagnosed HIV infection to receive sustained anti-retroviral therapy	85%	88%
	Of all people receiving anti-retroviral therapy to have viral suppression	71%	73%

Again, the Covid-19 pandemic has affected progress being made - for example, just prior to the start of the lockdown,86% of people living with HIV knew their status. This, subsequently fell to 83% for the year on account of the fact that we had reduced access to a large percentage of our workforce.

Voluntary counselling and testing for HIV/Aids
Pre-test counselling and voluntary testing are offered to all employees through ongoing interventions at all Harmony healthcare hubs. In all, 45 005 (FY19: 38 737) employees received voluntary counselling and testing during the year and, of these, 42 804 (FY19: 31 869) confirmed their status.

Tuberculosis
Alongside HIV/Aids, tuberculosis (TB) is the other most pressing chronic disease concern confronting our healthcare team. More so given the fact that the TB incidence rate at our South African operations remains high compared with World Health Organization and national benchmarks.
To address this, we have resolved to proactively reduce the rate of TB incidence per 100 000 employees at our South African operations to below the national TB incidence level by December 2024. Harmony’s TB control programme, which is aligned with the relevant guidelines and prescriptions of the World Health Organization, and with the National Strategic Plan to combat TB, focuses on contact tracing, comprehensive screening, testing, hospitalisation of infectious cases and a directly observed therapy short course. Additionally, we have implemented a TB prophylaxis programme in which 6 404 high-risk employees have been enrolled to date.
Of this number, 4 134 employees had completed the course by the end of FY20.
This programme is bearing fruit as the overall group TB incidence rate continued its downward trend in FY20 with a further reduction of 19% year on year. In FY20, 34 815 employees (including contractors), or 93% of the workforce, were screened for TB, exceeding the 90% target set by the Minister of Health (FY19: 37 666 and 99%). The lower numbers are due to the national lockdown in the last quarter of the financial year. A total of 101 cases of TB were certified in FY20 (FY19: 102).

Lifestyle diseases
Non-communicable chronic diseases, including hypertension, heart disease and diabetes, continue to pose a significant challenge for our employees.
Specific initiatives have been implemented to manage chronic diseases with particular focus on HIV/Aids, TB, diabetes and hypertension. In FY20, the percentage of employees at our South African operations with a chronic condition remained unchanged at 61%. Of the 19 294 employees diagnosed with chronic conditions, 33% have hypertension, 10% diabetes and 47% HIV/Aids.

Papua New Guinea
An analysis of our healthcare strategy in Papua New Guinea during FY20 follows a similar pattern to that in South Africa: while we maintained our focus on providing all the primary healthcare and occupational health surveillance needs for our employees and contractors in the first nine months of the financial year, in March 2020, we were compelled to shift our attention almost entirely to addressing the Covid-19 pandemic. Total expenditure on medical and healthcare in Papua New Guinea amounted to R18.849 million (PG34.118 million) in FY20 (FY19: R15.784 million; PGK3.733 million), this excludes the PGK9.8 million (R44.917 million) spent on managing Covid-19 (see below for more information).

Primary healthcare

In Papua New Guinea, all primary healthcare needs and occupational health surveillance are provided to our employees and contractors through medical centres situated at Hidden Valley and Wafi-Golpu. The medical centres are staffed by a team of full-time doctors and nurses who work on a site according to a 14-day roster. We use medical registers, which are stored on an online database, to track and review each patient’s progress from their first visit through to final treatment. Our medical centres are equipped to deal with most work and non-work-related illnesses and diseases.
In all, 20 452 health examinations were conducted at our medical centres during FY20 (FY19: 17 601) of which 3 304 (FY19: 3 515) were random drug and alcohol tests.

Tuberculosis and HIV/Aids
Upper respiratory tract infections are our main medical concern in Papua New Guinea, a function of the humid climate. These infections include TB. To effectively manage this chronic disease, we have installed a digital X-ray machine, a polymerase chain reaction (PCR) machine and a medical laboratory to accurately diagnose TB and other tropical diseases. In FY20, 1 905 employees were treated for respiratory ailments (FY19: 2 191). The emphasis on hygiene - regular hand washing and the wearing of masks - in combating Covid-19 helped contribute to the decrease in upper respiratory infections.
In terms of HIV/Aids, 79 employees were voluntarily tested and given counselling during the year at Hidden Valley, compared to 70 individuals in FY19.

Occupational health - noise management
Given the use of large mining vehicles and earth moving equipment, Hidden Valley can be a particularly noisy environment. To mitigate this, we have implemented a programme for noise monitoring and we ensure that our employees wear the correct hearing protection devices at all times.

Lifestyle diseases and mental health
However, in FY20 it became evident that there is a rising trend in the number of employees and contractors suffering with lifestyle diseases. Chronic heart disease, hypertension and diabetes rank as the most common ailments. In addition, there has been a concerning rise in the number of mental-health related problems.

Malaria
Malaria is endemic in many parts of Papua New Guinea. While it does not necessarily affect the Hidden Valley operation itself, owing to its high altitude, it does pose a risk to employees, contractors and communities residing in the valleys below where the disease runs rampant. It is also a risk for our Wafi-Golpu employees and contractors.
In 2019, a total of 256 people were diagnosed with malaria, representing a 19% decrease compared to 2018. However, the vast majority of these patients experience only very mild symptoms. Our community health projects play a vital role in combatting the disease, particularly as it has a high mortality rate among young children.
Several malaria management programmes are in place in our communities at Wafi-Goplu. These include malaria awareness and education campaigns and the distribution of mosquito nets to households, particularly those with young children.

Community health initiatives
Ensuring the health and well-being of our communities is also a focus area for our healthcare team in Papua New Guinea. To this end, we run a community health outreach programme, which is led by our medical department and a health extension officer. Conditions endemic to our communities result in assessments and engagement with community health providers around obstetrics training, monitoring of upper respiratory health, malaria prevention, and working with the Papua New Guinea Department of Health on polio and cervical cancer vaccination programmes.
Other medical assistance we offer the community includes emergency transport and transfers to health centres in Bulolo and Lae. Harmony has also distributed hospital beds donated by Rotary Australia to four health facilities in the Hidden Valley area, and we contribute to power running costs at local hospitals’ community agricultural programmes.
A particular focus of our community outreach programme in FY20 was a measles vaccination programme concentrating on employees and three of our host communities. While the programme was launched in the third quarter of the year under review, it had to be suspended owing to the outbreak of the Covid-19 pandemic.

Covid-19 in Papua New Guinea
The first case of Covid-19 was officially recorded in Papua New Guinea on 20 March 2020. In response, the Government declared a state of emergency, which took effect four days later. While the state of emergency was only supposed to be in place for 14 days, it was extended on a rolling basis until it was finally allowed to lapse on
16 June. A state emergency controller was subsequently appointed to protect the interests of Papua New Guinea in relation to the global pandemic and ensure international restrictions are still in place.
While Hidden Valley was placed under lockdown, it was allowed to continue operating during the Covid-19 state of emergency. All non-essential staff were removed from site and certain activities and expenditures curtailed to focus on safe, profitable operations during the pandemic. Protocols were developed to allow the safe movement of personnel to and from site during this period. The delivery of essential supplies to the mine also continued, with strict isolation control measures in place.
To ensure we continued operating in the safest possible manner, Harmony created a Covid-19 management plan and supporting Covid-19-related care and management plan. Additional workplace protection controls were implemented to ensure safe operations continued at Hidden Valley including the following:

•	Preventative personal hygiene measures - regular hand washing and social distancing - accompanied by focused employee communication campaign

•	Compulsory use of preventative personal protection equipment - face masks, gloves - in the workplace

•	Compiled longer, fatigue-friendly work rosters to reduce the possibility of on-site exposure

•	Regular temperature checks

•	Sanitisation and cleaning of high-risk areas including transport

•	Ongoing employee and community hygiene awareness campaigns

•	Restricted overseas travel

•	Removal from site of non-essential and high-risk personnel
The most successful measure, however, has been the national Covid-19 screening facilities in Wau, Bulolo, Lae and Port Moresby for all personnel entering Hidden Valley. All Hidden Valley employees and contractors have been required to present themselves for screening at any one of these sites before entering the site. These entry point facilities have been equipped with PCR machines specifically designed to test for Covid-19. This screening is a three-stage evaluation process:

•	Stage 1 - questionnaire

•	Stage 2 - rapid Covid-19 test

•	Stage 3 - full clinical polymerase chain reaction test
Such consistent testing, in combination with our strictly enforced preventative measures, has meant that, as of the end of FY20, only one case of Covid-19 had been reported on our Papua New Guinea sites. So successful have these measures been that they will continue into FY21 and will remain in place for as long as the pandemic persists.

OUTLOOK
For both South Africa and Papua New Guinea, the focus for much of FY21 is expected to remain on managing the Covid-19 pandemic until a suitable vaccine is found and widely distributed. However, we will continue to prioritise our other healthcare initiatives, particularly those relating to occupational and lifestyle diseases.

EMPLOYEE RELATIONS
INCLUSIVE AND DIVERSE
The success of our business is ultimately determined by the productivity of our workforce - our human capital. It is only with the assistance of a motivated and productive workforce that we are able to deliver on our business strategy and facilitate the creation of sustained and shared value for all our stakeholders.
For this reason, we respect and value our human capital as one of our most important assets and strive to maintain a sound and trusting relationship with employees. Moreover, we have in place all necessary mechanisms to ensure our workforce is equipped with the right skills and knowledge required to achieve our strategic objectives.

OUR APPROACH TO EMPLOYEE RELATIONS
Our approach to employee relations is premised on the firm belief that each employee is critical to our business strategy and should be engaged with on a basis of mutual respect and trust. Moreover, we believe that each employee should be provided with the opportunity to develop to their full potential, so they are both motivated and productive in their work tasks. We provide training and development, promote fair labour practices for employees and contractors, and encourage local employment opportunities. Employee safety and well-being is also central to our approach to ensuring positive employee relations. For more details, see Safety and health.

Our approach to employee relations is geared towards:

•
maintaining and upholding the principle of fairness and following our equity employment policy and practice through personalised development and training to empower individuals to contribute to the company and society in general

•	recognising and capitalising on the rich diversity of our people while continuously ensuring that local communities have preferential recruitment opportunities

•	aiming to return benefits through our employee shareholder schemes in South Africa

•	where Harmony is expanding its geographic footprint,

•	ensuring that we respect the customs, traditions and needs of the local people

•	ensuring freedom of association for all employees and recognising the value of organised labour to business improvement
GOVERNANCE
Our employment policies, procedures and practices take into account and comply with relevant labour legislation in South Africa and Papua New Guinea. They are also aligned with the guidelines of the International Labour Organization. Recruitment initiatives focus on local communities in both countries. All human resource procedures and policies, including remuneration and incentive schemes, are reviewed regularly.
Contributing to the SDGS:
Ensuring a stable, engaged and productive workforce is important in helping delivery on our strategic objectives. We aim to be a fair and responsible employer, promoting inclusivity and equality. Our human relations strategy contributes directly to SDGs 5 and 8, which target and promote gender equality, decent work and fair and responsible pay and benefits.

GENDER EQUALITY	DECENT WORK AND ECONOMIC GROWTH
•    In recent years, gender equality has become an increasingly important aspect of our human resources policy
•    Gender diversity targets are in place and we are actively engaged in increasing the number of women employed across the company, at all levels. A particular focus is women in mining – in South Africa and increasingly in Papua New Guinea

•    As a responsible employer, providing decent work includes ensuring that everything possible is done to safeguard employees, ensure that workplaces are safe and to prevent injury or harm so that employees return home, safe and well
•    Employees have the right to refuse to work when they consider a workplace unsafe
•    Training and other support are provided to encourage safe behaviour and conduct

For more information on our contribution to the SDGs, see Our sustainable development framework.

Our performance FY20

Key human resource metrics - FY20	South Africa	Papua New Guinea
Employee characteristics
Total workforce	37 343	2 371
Historically disadvantaged persons* (South Africa) / local (Papua New Guinea)
- Total workforce (%)	71	96
- Senior management (%)	55	**14
Female employees (%)	15	14
Employee turnover (%)	6	11
Employee remuneration
Employee wages and benefits paid (Rm)	11 300	369
Ratio of minimum wage to average wage paid (%)	56	2.5
Training spend per employee (R)	12 910	16 708
* Includes women ** Harmony South-East Asia executive committee, excluding joint ventures and operations

Workforce profile

Region	Permanent employees			Contractors			% of employees drawn from local communities
	FY20	FY19	FY18	FY20	FY19	FY18	FY20	FY19	FY18
South Africa [1]	31 502	31 201	32 520	5 841	6 159	5 951	76	79	75
Papua New Guinea [2]	1 589	1 675	1 397	782	738	818	96	96	96
Harmony - total	33 091	32 876	33 917	6 623	6 897	6 769
[1] Includes all South African underground and surface operations [2] Excludes employees of the Wafi-Golpu joint venture

South Africa
In FY20, our South African workforce complement remained relatively consistent at 37 343 (FY19: 37 360). Of this number, 80% are South African nationals - 76% from local communities and 4% from the Eastern Cape. The remaining 20% are drawn from neighbouring countries, primarily Lesotho and Mozambique.
Employment equity and gender diversity
We have long been driven by the need to create and maintain a workforce that accurately represents the diversity of the South African population. Not only does this make us a good corporate citizen, in the South African context, it also ensures compliance with the employment equity targets of the Mining Charter. These targets, which have been a feature of South African business for more than two decades, are intended to facilitate the creation of workplaces that are more accurately representative of the broader demographics of South Africa. They are also aimed at redressing the historical legacies in employment, particularly at managerial levels, experienced by certain population groups and women.
To ensure compliance with the employment equity targets gazetted on 27 September 2018, Harmony implemented a range of initiatives to accelerate the representation of historically disadvantaged persons (HDPs) across the spectrum of managerial positions, and to ensure greater gender diversity in the business. These initiatives have born fruit as evidenced by an analysis of our year-on-year performance. HDP representation in all managerial positions increased except at executive management level. In FY20, HDP representation in management increased to 64% (FY19: 62%).
While we have made progress in meeting overall HDP managerial targets and, in some cases, have exceeded these targets, we made less headway in achieving our gender diversity objectives. By the end of FY20, 15% of our total workforce, including contractors, were women, which is unchanged from FY19.
The representation of women exceeded the Mining Charter targets at board, top and senior management levels, but under achieved at middle and junior management levels. However, collectively, the representation of women in management just meets the Charter targets, which presents the risk that, should we lose any of our female managers for some reason, we would fall short of the target. To mitigate this risk, we have drafted a five-year plan to substantially increase the representation of women at managerial level.
Harmony’s efforts in supporting and driving gender equality have been internationally recognised with our continued inclusion in the 2020 Bloomberg Gender-Equality Index (GEI), which tracks the financial performance of public companies committed to supporting gender equality through policy development, representation and transparency.
The other area that still requires considerable improvement, is the employment of people with disabilities. In FY20, employees with disabilities accounted for 0.4% of the workforce, falling far below the 1.5% target stipulated. However, the nature of our operations and challenging working environments have added complexity to achieving the target. An external consultant has been engaged to assist in the definition of disabilities in the workplace so that we are better placed to implement initiatives to ensure that we make progress in meeting this target in FY21.
Gender-based violence campaign
The abuse of women and children is one of the most prominent scourges confronting South African society today. While gender-based violence is not a notable problem within Harmony itself, we do believe it to be our moral obligation to support the country’s fight to address this social evil. It is against that backdrop that, we launched an employee awareness campaign on gender-based violence in June 2020. Anti-gender-based violence messaging was conveyed through printed posters, videos and verbal discussion, particularly in our induction programme. In FY21, Harmony plans to survey all employees and to host online sessions with women in mining forums at all operations to gather feedback on the impact of this campaign and to determine areas of improvement.

Mining Charter III: employment equity performance by category as at end June 2020

	Historically disadvantaged persons [1]			Women
Occupation category	Target (%)	Actual (%) FY19	Actual (%) FY20	Target (%)	Actual (%) FY19	Actual (%) FY20
Board	50	65	67	20	24	28
Executive management	50	58	50	20	32	25
Senior management	60	52	55	25	28	29
Middle management	60	52	53	25	23	23
Junior management	70	63	65	30	17	18
Core and critical skills	60	68	70	N/A	N/A	N/A
Persons with disabilities	1.5	0.4	0.4	N/A	N/A	N/A

1 Historically disadvantaged persons include women and exclude white males and foreign nationals

Impact of Covid-19 in South Africa
The spread of the Covid-19 pandemic to South Africa in March 2020 had a significant impact on our business, not least from a labour profile perspective. Level 5 of the nationwide lockdown that was implemented on 26 March and endured until 16 April compelled the suspension of all mining and processing activities. Only emergency services, and care and maintenance staff were allowed to continue working. This meant that most of our employees had to return to their homes until we could resume operations.
In May 2020, as part of the phased reopening of the economy, the mining industry was permitted to operate at a reduced capacity of not more than 50%; and in June, the industry was permitted to resume operating at 100% capacity. However, the ramp-up was hampered by bottlenecks in the official permitting process that was required to allow our employees to travel inter-provincially to return to work. The ramp-up was further inhibited by the Covid-19 preventative measures, which required all our returning employees to be quarantined for 14 days before they could rejoin the workforce.
The greatest challenge brought about by the state of disaster and national lockdown, however, was the absence of our 5 000-strong foreign miner complement. The closure of South Africa’s borders meant that our foreign miners who had been compelled to return home when lockdown level 5 was imposed were unable to re-enter the country and return to work. Most of our foreign miners - the majority of whom are from Lesotho and Mozambique - are highly-skilled and their absence of these skills had a noticeable impact on our operations. At the time of writing, most of our foreign miner complement had returned safely to work.
Such has been the impact on our labour force that, during the last quarter the financial year, Doornkop, Joel, Kusasalethu, Masimong, Moab Khotsong, Tshepong and Unisel operated with less than 50% of their workforce complement. Moab Khotsong was the most impacted having just 40% of its workforce on site in the last quarter. More significantly, given the disruptions to our operations, particularly with our foreign employees prevented from returning to work, and our local employees having to isolate and quarantine before resuming their posts, all of our existing mining teams had to be broken up and 700 new mining crews were formed across all of our operations. Each of these new mining crews were assigned new supervisors and new working places, all while we made every effort to manage all safety hazards.

Papua New Guinea
There was a marginal decrease in the total employee complement to 2 371 (FY19: 2 413). Currently, 96% of employees at the Hidden Valley operation are local, drawn from Hidden Valley’s host communities, with the remaining 4% being foreign nationals. In this regard, we are in line with Prime Minister James Marape’s aim to increase the employment of Papua New Guineans, particularly in the mining sector. For many years, we have focused our efforts on attracting and retaining locally-recruited employees, particularly landowners and citizens, and we will certainly maintain this momentum going forward.
Gender diversity
The proportion of women making up our employee complement remained steady at 14% in FY20. At management level, 5% are women. Promoting the employment of women was a particular focus at Hidden Valley in the past year, and a concerted drive was to employ, train and develop women as haul truck operators, and by year end, 25% were women, with 46% of the operators of some of the smaller haul trucks being women. To accommodate more female employees, we are providing additional, gender-specific accommodation and running awareness campaigns to promote gender equality and combat gender-based violence.
Our target is to ultimately employ equal numbers of men and women. The progress made in increasing the number of female truck operators has been good despite an entrenched patriarchy in the Papua New Guinean culture, with most men believing a woman’s place is at home. This has certainly posed a challenge for us as a business, but there are signs of incremental change and a growing acceptance of female colleagues at Hidden Valley.
Skills development and learning
Skills development, training and talent management are about far more than providing opportunities to employees to achieve their full skills potential. They are a social and business imperative to address dire skills shortages and to address legacies of absent or skewed educational and training opportunities.
All employee training and skills development programmes are aligned with Harmony’s strategic and operational needs. They are designed to enable our employees to acquire the necessary skills, resources and motivation to ensure optimum performance and productivity.
South Africa
In the South African context, Harmony is required, as per the stipulations of Mining Charter III, to spend 5% of our total annual payroll on the essential skills development of employee and communities. Regrettably, we were compelled to place most of our training and development initiatives on hold in March, owing to the impact of Covid-19, and so were unable to fulfil all our commitments for FY20. This, in turn, has meant we have fallen short of meeting the Charter targets for FY20.
All incomplete training programmes have been postponed to FY21.
In FY20, 95% (FY19: 93%) of our South African workforce attended training and skills development, amounting to R458 million or US$29 million (FY19: R484 million or US$34 million). This included South African-based research and development initiatives in exploration, mining, processing, technology efficiency, beneficiation and environmental conservation. A further 81 (FY19: 109) individuals employed in critical positions attended training.

Impact of Covid-19 in Papua New Guinea
The impact of the Covid-19 global pandemic wrought considerable change to our working conditions and operating structure at Hidden Valley. The initial lockdown was for six weeks. The first case of Covid-19 in the country was an employee, who was tested within the country and then flown out. Immediate measures were taken to address the possible spread of the disease and the fear and anxiety caused. We began an employee education campaign and contract tracing, which returned negative test results, and management and the employees representative committee working closely together. The measures taken were successful in preventing the spread of the disease on site and protecting employees. See Safety and health for further information on the measures taken.
Operationally, to effectively manage the impacts of the pandemic, we amended the site rosters for Hidden Valley. Local employees were placed on a six week on, three weeks-off roster, while our international employees were moved to an eight weeks on, four weeks off roster. Both rosters were designed to include time for necessary screening and quarantining before arrival at the mine site (prior to the pandemic, most employees worked according to a 14-day roster with seven days on and seven days off).
This change was implemented with a high level of acceptance among employees. However, there is understanding that such long shifts will place strain on our employees, as a result of fatigue and longer periods away from home. We have put in place several initiatives to mitigate the inevitable fatigue and mental strain, including internal breaks during the week and the construction of a baseball field for some leisure activity on site.

The various training and skills development programmes conducted by our South Africa operations are summarised below:

Leadership development
Initiated in FY18, the leadership development competency framework is part of the initiative to improve organisational efficiency and innovation and includes training and development programmes aimed at improving leadership effectiveness across all levels, from supervisory to executive level. The total intake for this programme for calendar year 2020 had been an anticipated 330 employees. While 90 employees enrolled in February, the remaining 240 enrolments were deferred on the announcement of the Covid-19-related national lockdown. A breakdown of the management categories who participated is as follows:
• Senior and executive - 3
• Middle and senior - 12
• Emerging and junior - 29
• Team leadership and supervisory - 46
It is anticipated that these employees will complete their training between October and December 2020.
New intakes were anticipated to resume in January 2021.

Engineering training
There are 255 engineering-focused learners in all, with strong HDP representation, in our training development pipeline. Of these, 218 of these learners were still active in the programme in FY20. In addition, seven junior engineers and one certificated engineer are in training at various phases of the development pipeline.

Mining training
In FY20, 39 learner miners successfully passed the blasting board exams and were assigned to various production roles.
The Department of Mineral Resources and Energy has been unable to conduct examinations since the end of February 2020.
Our mining training programme was similarly impacted by Covid-19. When training was suspended at the end of March 2020, the 83 new learner miners who had enrolled at our Welkom Education Training And Development Centre and the Vaal River Gateway training centres were recalled to their respective operations until training could be resumed. Legal and initial training in production support continues on the operations with Covid-19 protocols in place.

Adult education and training
Following the strategic review on the phasing out of adult education training level 4 of our full-time adult education and training programme, there has been an increase in own-time and part-time learning registrations, from 57 in
2019 to 98 in 2020, an increase of 72%. Full-time classes are still offered at pre-adult education training up to level 3 with 117 registrations in all. The average pass rate improved to 73%, from 65% reported for FY19. However, current learner examinations have been put on hold due to the national lockdown and have been rescheduled for September 2020. Discretionary grants allocated by the Mining Qualifications Authority (MQA) for adult education training for the year ended 30 June 2020 amounted to R1.3 million.

Bursary programme
On completion of their studies, student bursars can apply for Harmony’s graduate development bursary programme. In all, 73 bursaries (FY19: 81) were awarded to students studying at tertiary institutions, with 14 of these being for core disciplines and the remainder for non-core discipline bursaries. Ten of the 73 bursaries were awarded to the Free State Top 100 achievers which exceeded our normal bursary allocations. The majority (97%) of the bursaries were awarded to students from host communities. Currently, online contact sessions are being conducted with bursar students to offer support and encouragement during these unprecedented times and they are completing online assessments instead of actual written examinations at the various institutions. Results will only be available in the next quarter to track the pass rate.

Mathematics, science and language enhancement project
In recognition of the need for learners to achieve excellent results in mathematics and physical science, and the important role teachers play, Harmony has pioneered various initiatives since 2010. In FY20, R2 million was allocated to the Welkom Department of Education District’s mathematics and science intervention programme. This is in addition to the current mathematics and science school projects, underway at Matlosana and Moqhaka, that Harmony supports. This is a three-year learner support programme aimed at accelerating the mathematics and science performance of grade 10, 11 and 12 learners in township and rural areas to enable them to qualify for careers in the spheres of professional science, technology, engineering and mathematics. These learners attend extra mathematics and science tuition on Fridays (after school), Saturdays, Sundays and public holidays and during the school holidays as well. A total of 80 (40 Matlosana and 40 Moqhaka) grade 12 learners are registered.

Graduate development programme
In order to ensure alignment of current talent development plans with future leadership needs, Harmony has committed to providing a graduate development programme for sponsored bursars studying in the fields of mining, surveying and geology. Six graduates, of whom four were women, participated in the programme in the 2019 calendar year.

Study assistance programme	In FY20, Harmony provided R1.7 million in study assistance to support 102 employees undertaking various courses, diplomas and degrees.
Social plan programme
We continue to provide alternative skills training to employees, current and retrenched, through our social plan programme, which was facilitated by the framework agreement between Harmony and NUM in 2003. This training enables people to remain economically active beyond mining, cushioning the economic impact of unavoidable retrenchments or the loss of employment when mines reach the end of their lives.

Addressing employee over-indebtedness
Financial over-indebtedness is, unfortunately, a burden born by many of our employees at our South African operations. It is a personal stress that has the potential to cause mental strain and impact productivity. Since 2013, Harmony has provided a financial literacy programme for our employees, focusing in the main on lower categories (semi-skilled and skilled employees), to enable them to better manage their personal finances.
While the programme was suspended in the last quarter of the financial year, owing to the national lockdown, we were able to successfully train 1 131 employees in FY20. This brings the total number of employees to 23 989, or 76% of the workforce, who have attended financial counselling since the inception of the programme (FY19: 23 181). Harmony spent approximately R3.5 million on this programme in FY20.
The process to verify all new emolument attachment orders (garnishee orders) before processing them through payroll has also yielded favourable results for employees and the company. In FY20, 144 emolument attachment orders were assessed, and 138 employees accounts were restructured resulting in monthly instalment reductions of R154 000. It also helped to facilitate a R53 000 per month debt write-off by creditors and to-date, removed negative listings from the credit bureaus amounting to R308 425. This improved the credit rating of employees and allowed them to qualify for mortgages and vehicle financing. The total number of employee with garnishee orders had declined to 1 386 by the end of FY20.
Papua New Guinea
The sustained underinvestment in technical training facilities in Papua New Guinea, dating back to the 1970s, has resulted in a considerable dearth of adequate technical skills, particularly those needed for the mining sector. As a result, our workforce training initiatives there predominantly focus on providing local recruits with the necessary skills required for our Hidden Valley operation. They also focus on career path training to advance the skills set of all our employees.
In FY20, 1 570 employees in Papua New Guinea attended training and skills development, amounting to R24 million (US$2 million).
Owing to the impact of Covid-19, we were compelled to suspend all close-contact-type training activities.
Our training initiatives encompass the areas of:

•	career path development

•	production

•	safety compliance

•	National Training Accreditation Council compliance

•	professional development

•	computer software

•	supervisor development
Our communities - training and development
Investing in community skills development is a key aspect of our socio-economic development approach and of leaving a positive and lasting legacy in our communities. Considerable time and effort is dedicated to identifying community members who could benefit from bursaries, work experience, internships and learnerships. Priority is given to students residing in our host communities.
Our community skills development initiative is aimed at upskilling members of the community surrounding our operations. It creates a pool of trained community members who can be called on to fill appropriate vacancies at our operations.
The Welkom community training initiative was launched in FY18. The first intake of 60 youths from local communities have all been transferred to various Free State operations for the competence portion of initial training. In FY19, 147 youths were trained, with 97% (143) taking up permanent mining positions at our Free State various operations.. In FY20, 60 learners were enrolled. The programme will be completed once training has been resumed. A similar programme was conducted in Matlosana (Moab Khotsong), where 98 youths were trained in FY19.
Freedom of association, labour disputes and strikes
All our employees and contractors have the right to freedom of association, and we strive for honest, two-way discussion. In fact, Harmony recognises the value organised labour elicits on improving our business. The employee relations policy framework formalising labour union organisational recognition rights at each operation was implemented in FY19. This is only applicable to our South African operations as there is no union representation in Papua New Guinea.

South Africa
At our South African operations, Harmony recognises five labour unions with representation in FY20 as follows: NUM 58% (FY19: 58%), AMCU 23% (FY19: 24%), UASA 5% (FY19: 6%), Solidarity 3% (FY19: 3%) and NUMSA 5% (FY19: 4%). Some 6% (FY19: 5%) of employees did not belong to a union. Our multi-union environment promotes co-existence, inclusion and collaboration.
Engagement with unions
Our engagement with organised labour is undertaken with a view to maintaining peace and stability in our operations at all times. To mitigate the risk of labour disputes, we engage frequently with organised labour at mine and management level, in addition to direct engagement with employees. We are proactive in addressing employee and union queries through established structures and processes. In addition to quarterly regional meetings with unions, we also encourage proactive and robust engagement to address particular issues.
As communication is ongoing at all levels, we are in daily contact with full-time stewards through our general managers and human resources leaders who interact regularly at union branch level and with shaft committees. Our regional managers hold regular meetings with regional union structures.
A notable feature of FY20 was that it was a year with no strikes. There were 145 disputes referred in FY20, of which 29 were found in favour of the applicant.

SOUTH AFRICA: UNION REPRESENTATION
as at 30 June 2020

%
58
23
5
5
3
6
NUM
AMCU
UASA
NUMSA
Solidarity
Non-union

Papua New Guinea
We engage continuously with all stakeholders, including employees, contractors, and national, provincial and local government, as well as landowners and regulators.
There are no active unions at Hidden Valley where industrial relations is currently overseen by an employee representative committee. Wage increases are agreed by way of consultation with workers through a joint forum of management and the employee representative committee.

Engagement during the Covid-19 pandemic
It is a testament to the strength and maturity of the relationship we have built and maintained with our individual trade unions over the years that the employee relations environment remained stable in spite of the immense challenges resulting from the Covid-19 pandemic and associated national lockdown. Moreover, Harmony reaped the benefits of its honest and open trade union relationships during this period.
We established a central Covid-response team to manage our engagement with the unions during the national lockdown. Throughout the national lockdown, this team engaged with the unions and ensured they were actively involved in all the decision making that would significantly impact our employees. This included all aspects relating to the safe transportation, accommodation during isolation and quarantine, wage remuneration, and safe operating procedures on the mines.

Employee benefits in South Africa
We have a range of benefits available to our workforce in South Africa. For details on these benefits, see the Remuneration report.

Employee Share Ownership Scheme
In February 2019, Harmony launched the Sisonke employee share ownership scheme (ESOP) - “Sisonke” being the isiXhosa word for “we are together”. The scheme applies to approximately 30 700 non-managerial employees. Under the scheme, 6.7 million ordinary shares were issued to the Sisonke ESOP Trust with 225 participation units given to each eligible employee. The units will vest after three years (in 2022) and will convert into shares, which will then be sold and paid out to each beneficiary together with any dividends accumulated since allocation.
Promoting home ownership
Our housing and living strategy aims to promote home ownership. In order to assist some of our employees in buying their own homes, Harmony is selling company-owned properties to employees at prices below market value. During FY20, 109 company properties were purchased by employees: 32 of these have been registered and 77 are awaiting registration at the deeds office. To further facilitate home ownership, the company participates in and supports the pension-backed home loan scheme negotiated for the industry by the Minerals Council. The number of employees participating in the scheme in FY20 was 262 (FY19: 1 110).
Accommodation and living conditions
We recognise that the provision of adequate housing and the facilitation of improved living conditions is a basic constitutional right and one of the pillars upon which human dignity rests. Mining Charter III reiterates the requirement for mining right holders to improve housing and living conditions for mineworkers and ensure that accommodation is in line with the Housing and Living Conditions Standard for the Mining and Minerals Industry.
We have achieved the target of accommodating all our employees residing in hostels in single rooms. There were 7 719 employees and 19 contractors residing in Harmony hostels in FY20, and 3 828 employees were residing in company-owned houses with their families. A total of R702 million was paid to employees residing off company premises in the form of a living out allowance.

Impact of Covid-19 pandemic on wages and salaries
The Covid-19 pandemic has had an unprecedented impact on our society and economy, both in South Africa and in Papua New Guinea. Along with every other business, Harmony faced the very difficult task of sustaining itself in a severely disrupted business environment, including the compulsory suspension of business operations, either partial or absolute, across all operations. In the face of these challenges, Harmony was resolute in maintaining transparency with our employees, particularly in terms of wage remuneration.
In South Africa, different pay arrangements were negotiated and agreed to by organised labour for the period between April and end June 2020. These arrangements included:
• Paying employees at home on special leave their full salaries for April on the basis that those who had not been able to work as a result of the lockdown would work back 12 days and use six days of their annual leave
• Paying between 30% and 50% of basic pay to employees who were not required to work owing to the lockdown restrictions in place during May and June
• That the 2020 Christmas break discussions be re-opened with a view to substantially shortening this break to the duration of the Christmas long weekend
The payment of the living out allowance, pension/provident fund top up to 100% and the payment of employees’ medical aid premiums remained in place for the May and June salary months.
In addition to this, Harmony also made an application on behalf of all employees to the Unemployment Insurance Fund (UIF) for the Temporary Employees/Employers Relief Scheme (TERS) for the months of May through to August. To date the payment for May has been received. The applications submitted on behalf of our foreign national employees had not, at the time of writing, been processed and Harmony is in daily contact with the fund, either directly or via the Minerals Council.

Human rights
Respect for human rights is entrenched in and underpins our values. While we uphold the United Nations’ Global Compact’s principles on human rights and labour, human rights are specifically catered for in our human resource policies, charters and contracts of engagement. The human resources function and community engagement managers closely monitor our human rights performance at operational level.

OUTLOOK FY21
Our employee relations will continue to focus on managing the impact and fall-out of the Covid-19 epidemic and improving our gender diversity profile.
In South Africa:
• The next round of gold mining sector wage negotiations for the three-year period beginning July 2021 is due to begin in October 2020
• Focus on meeting Mining Charter III targets on HDP and female representation
In Papua New Guinea:
We will continue to work towards improving gender diversity and working conditions for female employees. Our self-determined targets for FY21 are:
• Female representation of at least 17%
• At least 70% of employees to be based in Morobe Province
• More than 45% of lower management and superintendent level employees to be citizens of Papua New
  Guinea
• More than 44% of tier 1 and 2 employees to come from local communities

DELIVERING PROFITABLE OUNCES

OPERATIONAL PERFORMANCE
Operational excellence is one of the four strategic pillars upon which Harmony has built its business and which is vital to delivering on our strategy - to create value by operating safely and sustainably, and by growing our margins. In striving to maintain operational excellence we prioritise safety, ensure strict cost control and management of grades mined and encourage disciplined mining to improve productivity and efficiencies.
Our approach
Our approach to improved operational performance is driven by our commitment to operational excellence and to ensuring safe, consistent, predictable and profitable production. We aim to create an enabling and safe environment for delivery on our operational plans, reduced unit costs and improved productivity so as to maximise the generation of free cash flow. Operational excellence is central to generating cash flow.

Key focus areas of our operational excellence programme include:

Safety and health	Infrastructure maintenance
-Journey to proactive safety -Agile response to Covid-19 pandemic -Risk management and focus on critical controls	Fewer unplanned stoppages
Grade management and mining flexibility	Cost management
-Limit mining below cut-off grade -Incorporating flexibility into our mining plans	-Focused cost management and project delivery -Improved productivity
Capital allocation	Environmental and social management
Prioritised and focused capital allocation for growth and to sustain the business	-Sustainable and responsible environmental stewardship -Community engagement and social upliftment

Safety and operational risk management
Managing safety risks: Safety is a key material risk for Harmony. Thus, ensuring safe production, preventing loss of life incidents and embedding a proactive safety culture across all of our operations is imperative. We have adopted global best practice safety standards, a four-layered risk management based approach, implemented modernised safety systems, and intensified our focus on leadership development and training to address behaviour to achieve our goal of ensuring that each employee safely returns home every day. See Safety and health for further details on our safety performance and management.
Managing operational risks: Operational risk management is an integral feature of our business and operating strategy. It entails managing risks effectively while working in a productive way. Our risk-based approach helps ensure that all supporting systems are functioning efficiently. Safety hazards and operational business risks are identified and dealt with continuously at each of our operations.
Harmony’s top three operational risks are:

•	The spread of the Covid-19 infection and its potential impact on our employees and business sustainability

•	Failure to eliminate loss of life incidents and improve safety performance

•	Depleting ore reserve base

Our performance FY20
Harmony’s operational performance in FY20 cannot be discussed without reference to the Covid-19 global pandemic. While the pandemic and the associated national lockdowns in South Africa only fully affected our operations during the fourth quarter, such was the profound and unprecedented impact of this event that it affected every sphere of our business and limited our normal operating capacity.
For a period of five weeks from 26 March to 30 April, we were compelled to almost entirely suspend our operations to comply with the stipulations of the Level 5 lockdown in South Africa, with only care and maintenance, essential services, surface operations and open-pit mining activities being permitted. On 1 May, South Africa moved from Level 5 to level 4, which effectively allowed underground mines to operate at 50% of our labour capacity, and from 1 June we were permitted to ramp-up to 100% production.
However, the ramp-ups that were permitted from early May were, in themselves, severely hampered by several factors, not least of which was the disruptions to our supply chains, a change in operating procedures to accommodate necessary Covid-preventative measures, the compulsory quarantining of our employees before they were allowed back on site, the isolation of those employees who did contract Covid-19, and delays in the return of our foreign employees - numbering some 5 000 highly-skilled miners - to travel cross-border to re-enter South Africa and return to work. Given these challenges, we were only able to return to 100% production by the end of August 2020.
Our operations in South Africa were also impacted by scheduled power interruptions in December 2019, when Eskom declared an unprecedented level 6 load-shedding on 9 December 2019. Electricity consumption was reduced to levels required only for the maintenance of emergency services. The resulting loss of production was estimated at 2 572oz to 2 893oz (80kg to 90kg). The Covid-related lockdown was compounded by further intermittent load shedding. The unreliability of electricity supply, together with its cost - now close to 16% of total costs - is a continuing concern and we are taking steps to mitigate the situation - see Environmental management and stewardship. Total production lost in South Africa owing to load-shedding and the national Covid lockdown is estimated at 160 432oz (4 990kg).
While our Hidden Valley operation in Papua New Guinea was not as severely impacted by the Covid-19 pandemic and associated lockdowns as was the case in South Africa, production was also affected by adjusted operating procedures (especially as it related to personnel who were subject to fly-in-fly-out arrangements and who could not be on site or who were not able to leave the site due to Covid-19 restrictions).
The combination of these factors inevitably resulted in a far lower rate of production for the fourth quarter. Consequently, group production for FY20 decreased by 15% to 1.22Moz of gold and gold equivalents (FY19: 1.44Moz). Aside from the effects of the Covid-19 pandemic, production was also affected by a marginal decrease in the underground grade mined from 5.59g/t in FY19 to 5.45g/t in FY20. That regression was primarily due to geological challenges and seismicity at Kusasalethu. Conversely, surface operations posted a 3.9% improvement in grade to 0.267g/t (FY19: 0.257g/t).
The impact of lower production resulted in an 18% increase in all-in sustaining costs to R651 356/kg (US$1 293/oz) (FY19: R550 005/kg; US$1 207/oz).
However, lower production was countered by the significant rise in the gold price as investors sought a safe haven in gold in the wake of the pandemic and a rise in geopolitical tensions. The average gold price received for our product in FY20 rose by 25% to R735 569/kg (US$1 461/oz) compared to R586 653/kg (US$1 287/oz) the previous year. This resulted in a production profit of R7 197 million (US$459 million), representing an annual increase of 9% (FY19: R6 588 million; US$465 million).
Total capital expenditure was similarly impacted by the national lockdown and the phased start-up of operations which resulted in a decline in expenditure of 24% to R3 553 million (FY19: 4 687 million). Capital spend on development and growth projects in particular was cut back during the fourth quarter of FY20. To redress this, more capital has been allocated towards development in FY21 to ensure that sufficient panels are available to mine.

Contribution to group production by operation

%
19
17
13
8
8
6
6
5
4
3
4
3
2
2
Tshepong operations
Moab Khotsong
Hidden Valley
Kusasalethu
Doornkop
Bambanani
Target 1
Masimong
Joel
Unisel
Surface dumps
Kalgold
Phoenix
Central plant reclamation

Contribution to group production by region

%
42
16
17
11
13
Free State
West Rand
Moab Khotsong
South African surface operations (including Kalgold)
Hidden Valley (Papua New Guinea)

Operating free cash flow
Despite the challenges, Harmony remained focused on generating operating free cash flow in FY20. Operating free cash flow increased by more than 100% to R3.6 billion (FY19: R1.7 billion), mainly due to the 25% surge in the average gold price received. Similarly, the operating free cash flow margin increased to 13% (FY19: 7%).
FY21 Outlook
Given the extreme uncertainty that surrounds the Covid-19 pandemic, its expected duration and the associated socio-economic impacts, it is with some degree of caution that we look towards FY21, particularly from an operational perspective. Having said that, in the next financial year (FY21), we plan to produce approximately 1.26Moz to 1.30Moz of gold at an all-in sustaining unit cost of between R690 000/kg to R710 000/kg.
The acquisition of Mponeng and Mine Waste Solutions, which was finalised at the end of September 2020, will contribute positively to production and revenue in FY21. Mponeng is situated close to our Kusasalethu mine in the

West Witwatersrand (West Wits) region. While each of these operations has its own treatment plant, there are possible synergies regarding surface retreatment that can be explored. The mine dumps at Deelkraal, Savuka and Kusasalethu are all in the same region and will provide extra ounces for the group with the increased processing capacity. In addition, Harmony acquired an additional processing plant - the Kopanang plant - which can be used specifically to treat surface sources.
The acquisition of these various assets will help offset the closure of Unisel and the expected decline in production at Masimong and Bambanani as these operations near the end of their operating lives.
Looking ahead, we have a number of growth opportunities. We have applied for the life-of-mine extension at Hidden Valley, begun mining the Great Noligwa shaft pillar and almost completed the Zaaiplaats project feasibility study.
Exploration drilling at Kalgold has yielded favourable results and that operation has the potential to be further expanded. We are also drilling in the vicinity of Target North, situated on the Witwatersrand Basin.
Key focus areas and actions FY21:

•	Continue our journey of embedding a proactive safety culture

•	Ensure that we meet our operational plans and generate free cash flow

•	Integrate Mponeng and Mine Waste Solutions and create synergies in the West Wits region that will unlock value

•	Pursue organic brownfields growth strategy

•	Continue to drive down unit costs by improving our safety performance, delivering on our production plans, and increasing the productivity of our mining teams
See overleaf for graphs illustrating forecast group growth capital expenditure to FY23 and capital expenditure by operation for FY21.

FY21 production and capital guidance*

Operation	Production	Capital expenditure [1,2]		Life of mine
	(oz)	(Rm)	(US$m)	(years)
Tshepong operations	248 600 - 256 400	1 174	76	20
Moab Khotsong	220 500 - 227 500	746	48	8
Bambanani	67 900 - 70 100	72	5	3
Doornkop	112 700 - 116 300	476	31	16
Joel	51 700 - 53 300	178	11	10
Target 1	80 700 - 83 300	443	28	7
Kusasalethu	123 000 - 127 000	262	17	4
Masimong	62 500 - 64 500	41	3	1.5
Underground operations - total [3]	967 600 - 998 400	3 392	219
South African surface operations (tailings and waste rock dumps)	80 700 - 83 300	181	11	14+
Kalgold	39 400 - 40 600	54	4	13
Hidden Valley [4]	172 300 - 177 700	1 376	88	4
Total	~1.260 - 1.300Moz	5 003	322

[1]	Excludes Wafi-Golpu

[2]	At an exchange rate of R15.55/US$

[3]	At an underground recovered grade of ~5.47g/t to 5.53g/t

[4]	Includes deferred stripping

*	Guidance on Mponeng and Mine Waste Solutions will be shared in February 2021, once the assets have been integrated into our portfolio

Forecast capital expenditure to FY23 and capital expenditure by operation for FY21
In rands:

Performance by operation
South Africa - underground operations
When reviewing the individual performance of our operations, one should bear in mind the profound impact the Covid-19 pandemic had on our business. While the pandemic and the associated national lockdowns only fully affected our operations during the fourth quarter, such was the significant and unprecedented impact of this event that it affected every sphere of our business. Capital expenditure was also reduced during the last quarter. It is for this reason that the prioritisation of development will be critical in FY21 to ensure available stoping areas.
South Africa - surface operations
Harmony has one of the largest surface source operations in the world, with close to 300 000 ounces of low-risk, low-cost gold ore to mine.
With a planned combined life of mine of more than 14 years, our surface operations - including Kalgold, Phoenix, Central Plant Reclamation and the waste rock dumps - carried Harmony through the unprecedented Covid-19 pandemic at the onset of the South African lockdown in the fourth quarter of FY20.

Forecast capital expenditure to FY23 and capital expenditure by operation for FY21 continued
In US dollars:
Papua New Guinea - open-cast operations
While there was no national lockdown in Papua New Guinea, our operation here was less severely affected by the outbreak of the Covid-19 pandemic than our South African operations. Operating procedures were adjusted and work rosters extended to accommodate domestic and international quarantining requirements. This in turn impacted labour efficiency and ultimately production.

SOUTH AFRICA - UNDERGROUND OPERATION

Tshepong operations

		FY20	FY19	FY18*
Number of employees
- Permanent		8 224	8 091	8 347
- Contractors		792	724	673
Total		9 016	8 815	9 020
Operational
Volumes milled	(000t) (metric)	1 417	1 612	1 716
	(000t) (imperial)	1 562	1 777	1 893
Gold produced	(kg)	7 293	7 967	9 394
	(oz)	234 475	256 146	302 026

Gold sold	(kg)	7 399	7 922	9 338
	(oz)	237 882	254 698	300 223
Grade	(g/t)	5.15	4.94	5.47
	(oz/t)	0.150	0.144	0.160
Productivity	(g/TEC)	73.24	84.62	93.93
Development results
- Total metres		17 551	23 259	23 089
- Reef metres		3 131	3 323	3 159
- Capital metres		140	809	588
Financial
Revenue	(Rm)	5 452	4 685	5 389
	(US$m)	348	330	419
Average gold price received	(R/kg)	736 863	591 331	577 058
	(US$/oz)	1 463	1 297	1 397
Cash operating cost	(Rm)	4 252	4 008	3 829
	(US$m)	271	283	298
Production profit	(Rm)	1 154	712	1 590
	(US$m)	74	50	123
Capital expenditure	(Rm)	930	1 130	1 008
	(US$m)	59	80	78
Operating free cash flow [1]	(Rm)	270	(453)	552
	(US$m)	17	(32)	43
Cash operating cost	(R/kg)	583 018	503 033	407 575
	(US$/oz)	1 158	1 103	987
All-in sustaining cost	(R/kg)	713 202	636 281	514 537
	(US$/oz)	1 416	1 396	1 245
Average exchange rate	(R/US$)	15.66	14.18	12.85
Safety
Number of fatalities		2	4	2
Lost-time injury frequency rate	per million hours worked	5.05	7.75	7.80
Environment
Electricity consumption	(GWh)	549	466	454
Water consumption - primary activities	(ML)	2 813	2 778	2 701
Greenhouse gas emissions	(000t CO2e)	581	535	441
Intensity data per tonne treated
- energy		0.39	0.29	0.26
- water		1.98	1.72	1.57
- greenhouse gas emissions		0.41	0.33	0.26
Number of reportable environmental incidents		0	0	0
Community
Local economic development [2]	(Rm)	32	18	9
Training and development	(Rm)	94	86	92

*	From FY18, the Tshepong and Phakisa mines were integrated and reported on as a single entity, Tshepong operations

[1]	Operating free cash flow = revenue - cash operating cost - capital expenditure ± impact of run of mine (ROM) costs as per operating results

[2]	Figures include R25 million spent on the local economic development projects

Other salient features
Status of operation	Steady state operation: development continues
Life of mine	20 years
Nameplate hoisting capacity (per month)	283 000 tonnes (312 000 tons)
Compliance and certification	● New order mining right - December 2007 ● ISO 14001 ● ISO 9001

Mineral Reserve estimates at 30 June 2020

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	22.2	5.87	130	4.5	5.48	25	26.7	5.80	155
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	24.4	0.171	4 180	5.0	0.160	800	29.4	0.169	4 980

Overview of operations
The Tshepong operations is a deep-level underground mining operation located in the Free State, near the town of Welkom, approximately 250km from Johannesburg. It is an integrated mining complex that includes the Tshepong and Phakisa underground mines/sections. The amalgamation and reporting of the Tshepong operations as a single entity began in FY18. The close proximity of these two mines has allowed for the integration of operations, which has facilitated the use of excess hoisting capacity and underused infrastructure at Tshepong and the de-bottlenecking of Phakisa’s restrained infrastructure. Given that Tshepong is our largest mining complex, our plan is to mine this orebody for the next 20 years.
The Tshepong section is a mature underground operation that uses conventional undercut mining, while the Phakisa section, which is a newer mine, uses the conventional undercut and opencut mining method. Rock from Phakisa is transported via a rail-veyor system to the Nyala shaft, from where it is hoisted to surface. The principal gold-bearing orebody exploited by both sections is the Basal Reef with the B Reef being mined as a high-grade secondary reef. Mining is conducted at depths ranging between 1 500m and 2 300m. The ore mined is processed at the Harmony One plant with gold being recovered using the gold cyanide leaching process.

Operating performance FY20
Regrettably, two fatalities occurred at the Tshepong operations in FY20. As the first of these was a result of a fall-of-ground incident which occurred early in the first quarter, we focused efforts on fall of ground golden controls and installing additional permanent steel netting and finding a solution to secure these nets close to the face using blast on support in an attempt to eliminate further fall of ground injuries.
In FY20, Tshepong was the group’s largest operation (contributing 19% of group gold production). Challenges arising from load shedding and operating restrictions resulting from the Covid-related lockdown levels, inevitably resulted in a decline in production year on year. These challenges resulted in a 12% drop year on year in the volume of ore milled to 1.417Mt. However, the decline in volume was countered by a 4% increase in the recovered grade to 5.15g/t. Total gold production for FY20 was 8% lower at 7 293kg (234 475oz).
Operating free cash flow of R270 million (US$17 million) was recorded in FY20, which was a significant improvement on the R453 million (US$32 million) loss recorded in FY19. The financial performance was aided by the substantial increase in the gold price during the first half of 2020. The average rand gold price received increased by 25% to R736 863kg. Revenue increased 16% year on year to R5 452 million (5% increase to US$348 million). Cash operating costs increased by 6% to R4 252 million (decreased by 4% to US$271 million) mainly due to annual wage and Eskom electricity tariff increases.
Capital expenditure decreased by 18% to R930 million (decreased by 26% to US$59 million), largely due to the fact that all such expenditure was suspended during the national lockdown in April 2020 and the subsequent phased start-up of operations.

Outlook for FY21
The key focus for FY21 will be to improve the mine’s operational flexibility, especially on development. We hope to achieve higher outputs per crew and ultimately drive up the volume and mine at the reserve grade.

Moab Khotsong

	FY20	FY19	FY18*
Number of employees
- Permanent	5 343	5 421	5 804
- Contractors	1 086	1 036	1 014

Total		6 551	6 457	6 818
Operational
Volumes milled	(000t) (metric)	746	970	327
	(000t) (imperial)	822	1 069	360
Gold produced	(kg)	6 592	7 928	3 296
	(oz)	211 938	254 891	105 969
Gold sold	(kg)	6 799	7 794	3 165
	(oz)	218 592	250 583	101 757
Grade	(g/t)	8.84	8.17	10.08
	(oz/t)	0.258	0.238	0.294
Productivity	(g/TEC)	102.76	120.67	135.17
Development results
- Total metres		8 815	10 472	9 527
- Reef metres		1 173	1 202	1 328
- Capital metres		1 363	1 432	380
Financial
Revenue	(Rm)	5 008	4 470	1 672
	(US$m)	320	315	130
Average gold price received	(R/kg)	736 533	573 522	528 387
	(US$/oz)	1 463	1 258	1 279
Cash operating cost	(Rm)	3 283	3 167	1 037
	(US$m)	210	223	81
Production profit	(Rm)	1 664	1 369	720
	(US$m)	106	96	56
Capital expenditure	(Rm)	498	559	173
	(US$m)	32	39	13
Operating free cash flow [1]	(Rm)	1 228	745	462
	(US$m)	78	53	36
Cash operating cost	(R/kg)	497 953	399 414	314 526
	(US$/oz)	989	876	761
All-in sustaining cost	(R/kg)	566 942	477 581	420 286
	(US$/oz)	1 126	1 048	1 017
Average exchange rate	(R/US$)	15.66	14.18	12.85
Safety
Number of fatalities		1	1	1
Lost-time injury frequency rate	per million hours worked	7.95	9.75	11.18
Environment [2]
Electricity consumption	(GWh)	738	766	114
Water consumption - primary activities	(ML)	5 975	6 898	1 702
Greenhouse gas emissions	(000t CO2e)	784	700	110
Intensity data per tonne treated
- energy		0.99	0.79	0.35
- water		8.01	7.11	5.20
- greenhouse gas emissions		0.81	0.72	0.35
Number of reportable environmental incidents		0	0	0
Community
Local economic development [3]	(Rm)	22	19	7
Training and development	(Rm)	56	48	13

*	Incorporated into Harmony’s portfolio from 1 March 2018. The figures reported for FY18 are for the four months from March 2018 to June 2018

[1]	Operating free cash flow = revenue - cash operating cost - capital expenditure ± impact of run of mine (ROM) costs as per operating results

[2]	Note: figures include Nufcor

3.	Figures include R5 million spent on the local economic development projects

Other salient features
Status of operation	Steady state operation: development continues
Life of mine	8 years
Nameplate hoisting capacity (per month)	160 000 tonnes (176 000 tons)
Compliance and certification	● New order mining right ● ISO 14001

Mineral Reserve estimates at 30 June 2020

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	3.2	7.93	25	3.3	8.57	28	6.5	8.26	53
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	3.5	0.317	808	3.6	0.343	909	7.2	0.330	1 718

Overview of operations
Moab Khotsong is a deep-level mine situated near the towns of Orkney and Klerksdorp, approximately 180km south-west of Johannesburg. The mine, which began producing in 2003, was acquired from AngloGold Ashanti Limited in March 2018.
Mining is based on a scattered mining method together with an integrated backfill support system that incorporates bracket pillars. The geology at Moab Khotsong is structurally complex with large fault-loss areas between the three mining areas (top mine (Great Noligwa), middle mine and lower mine (growth project and Zaaiplaats project in prefeasibility study phase). The mine exploits the Vaal Reef as its primary orebody. The economic reef horizons are mined between 1 791m and 3 052m below surface. Ore mined is processed at the Great Noligwa gold plant. The plant uses the reverse gold leach method, with gold and uranium being recovered through gold cyanide and acid uranium leaching.

Operating performance FY20
We deeply regret to report that one employee lost his life in a mining-related incident in FY20. World best practice standards have been implemented, a risk management approach is being embedded, and learnings from the incident are being applied to improve the safety performance at Moab Khotsong.
The volume of ore milled and gold output was negatively impacted by damage caused by seismic activity in the operation’s highest-grade section during the third quarter. Only once the affected areas had been rehabilitated and declared safe were mining crews allowed to re-access them. Production was further affected by the Covid-19 pandemic in the fourth quarter. A 24% year on year reduction in ore milled to 746 000t resulted in the 17% decrease in gold production to 6 592kg (211 938oz). This was, however, offset by the 8% increase in recovered grade, which increased to 8.84g/t.
The mine is the group’s second largest gold operation (contributing 17% of total group production) and the largest contributor to operating free cash flow. The operation recorded revenue of R5 008 million (US$320 million) and incurred cash operating costs of R3 283 million (US$210 million) and capital expenditure of R498 million (US$32 million), resulting in the operation generating operating free cash flow of R1 228 million (US$78 million) in FY20.
A notable outcome of FY20 was the board’s approval of the Great Noligwa pillar extraction feasibility study. Safety was a key aspect of the feasibility study process. Harmony has extensive pillar mining expertise which will be used in developing the infrastructure for extraction and mining of the pillar. The project has extended Moab Khotsong’s life of mine by approximately two years.

Outlook for FY21
With eight years of life of mine left, the priority focus in FY21 will be to improve our safety performance; increase mining face lengths and achieve the reserve grade.

Bambanani

		FY20	FY19	FY18
Number of employees
- Permanent		1 561	1 513	1 568
- Contractors		129	157	163
Total		1 690	1 661	1 731
Operational
Volumes milled	(000t) (metric)	200	230	233
	(000t) (imperial)	221	254	257
Gold produced	(kg)	2 132	2 515	2 821
	(oz)	68 545	80 860	90 698
Gold sold	(kg)	2 162	2 495	2 804
	(oz)	69 510	80 216	90 151
Grade	(g/t)	10.66	10.93	12.11
	(oz/t)	0.310	0.318	0.353
Productivity	(g/TEC)	112.43	135.22	150.60
Development results
- Total metres		1 184	1 173	1 495
- Reef metres		0	0	0
- Capital metres		0	0	0
Financial
Revenue	(Rm)	1 591	1 477	1 616
	(US$m)	102	104	126
Average gold price received	(R/kg)	735 972	591 962	576 398
	(US$/oz)	1 461	1 299	1 395
Cash operating cost	(Rm)	1 025	985	905
	(US$m)	65	69	70
Production profit	(Rm)	551	483	720
	(US$m)	36	34	56
Capital expenditure	(Rm)	50	61	64
	(US$m)	3	4	5
Operating free cash flow [1]	(Rm)	517	431	647
	(US$m)	33	30	51
Cash operating cost	(R/kg)	480 620	391 550	320 724
	(US$/oz)	954	859	776
All-in sustaining cost	(R/kg)	522 990	441 226	360 462
	(US$/oz)	1 039	968	873
Average exchange rate	(R/US$)	15.66	14.18	12.85
Safety
Number of fatalities		0	1	1
Lost-time injury frequency rate	per million hours worked	2.71	2.65	2.43
Environment
Electricity consumption	(GWh)	132	146	145
Water consumption - primary activities	(ML)	1 120	1 470	1 527
Greenhouse gas emissions	(000t CO2e)	140	133	141
Intensity data per tonne treated
- energy		0.66	0.63	0.62
- water		5.6	6.39	6.60
- greenhouse gas emissions		0.70	0.57	0.62
Number of reportable environmental incidents		1	0	0
Community
Local economic development [2]	(Rm)	8	4	11
Training and development	(Rm)	23	26	25

[1]	Operating free cash flow = revenue - cash operating cost - capital expenditure ± impact of run of mine (ROM) costs as per operating results

2.	Figures include R5 million spent on the local economic development projects

Other salient features
Status of operation	Mature operation with focus on mining of the shaft pillar for the next few
Life of mine	3 years
Nameplate hoisting capacity (per month)	32 000 tonnes (35 000 tons)
Compliance and certification	● New order mining right - December 2007 ● ISO 14001 - not certified but operates according to standards requirements ● ISO 9001

Mineral Reserve estimates at 30 June 2020

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	0.6	10.99	6	0	0	0	0.6	10.99	6
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	0.6	0.320	207	0	0	0	0.6	0.320	207

Overview of operations
Bambanani is a mature, deep-level mine located in the Free State, near Welkom and about 260km south of Johannesburg. The mine consists of two surface shafts with the East shaft being used to convey our employees and the West shaft used to hoist ore to the surface.
Bambanani is in the final stages of its life of mine with only three more years to mine and mining is limited to the extraction of the high-grade shaft pillar. Mining is conducted to a depth of 2 219m. The Basal Reef is the predominant gold-bearing reef exploited at Bambanani. The ore mined is sent to the Harmony One plant for processing. Given the high risk of seismicity at Bambanani, efforts are focused on managing support systems and the rehabilitation of areas with challenging ground conditions.

Operating performance FY20
The operation, which is Harmony’s third most profitable mine contributing 6% to overall group production, is performing well, with safety and disciplined mining being key to its success. Having said that, Bambanani was similarly impacted by disruptions caused by the Covid-19 pandemic and associated restrictions.
Gold produced was 15% lower at 2 132kg (68 545oz), owing to the 13% decrease in ore milled to 200 000t and a 2% decline in recovered grade to 10.66g/t. However, the financial performance was aided by the significant increase in the gold price received, which averaged at R735 972kg in FY20. This resulted in an 8% rise in revenue to R1.59 million.
Cash operating costs increased by 4% to R1 025 million, mainly due to annual wage increases. Capital expenditure decreased by 18% to R50 million on account of the national lockdown in April 2020 and subsequent phased start-up of operations.

Outlook for FY21
Given that the operation is nearing the end of its life of mine, the key focus in FY21 will be to continue mining the remainder of the shaft pillar in a safe and productive manner.

Doornkop

		FY20	FY19	FY18
Number of employees
- Permanent		3 249	3 133	3 073
- Contractors		585	751	669
Total		3 924	3 884	3 742
Operational
Volumes milled	(000t) (metric)	681	730	696

	(000t) (imperial)	750	805	767
Gold produced	(kg)	2 994	3 273	3 429
	(oz)	96 259	105 229	110 245
Gold sold	(kg)	3 038	3 255	3 404
	(oz)	97 673	104 650	109 440
Grade	(g/t)	4.40	4.48	4.93
	(oz/t)	0.128	0.131	0.144
Productivity	(g/TEC)	74.83	85.07	94.97
Development results
- Total metres		6 042	8 834	9 595
- Reef metres		1 474	1 621	1 478
- Capital metres		315	497	806
Financial
Revenue	(Rm)	2 270	1 931	1 958
	(US$m)	145	136	152
Average gold price received	(R/kg)	747 282	593 301	575 077
	(US$/oz)	1 484	1 302	1 392
Cash operating cost	(Rm)	1 699	1 593	1 418
	(US$m)	109	112	110
Production profit	(Rm)	540	367	547
	(US$m)	35	26	43
Capital expenditure	(Rm)	281	308	274
	(US$m)	18	22	21
Operating free cash flow [1]	(Rm)	290	30	266
	(US$m)	19	2	21
Cash operating cost	(R/kg)	567 632	486 795	413 586
	(US$/oz)	1 127	1 068	1 001
All-in sustaining cost	(R/kg)	649 041	572 132	508 065
	(US$/oz)	1 289	1 255	1 230
Average exchange rate	(R/US$)	15.66	14.18	12.85
Safety
Number of fatalities		1	2	0
Lost-time injury frequency rate	per million hours worked	6.10	5.22	6.78
Environment
Electricity consumption	(GWh)	204	212	193
Water consumption - primary activities	(ML)	[2] 665	266	344
Greenhouse gas emissions	(000t CO2e)	217	193	199
Intensity data per tonne treated
- energy		0.3	0.29	0.28
- water		0.98	0.36	0.49
- greenhouse gas emissions		0.32	0.26	0.27
Number of reportable environmental incidents		0	0	0
Community
Local economic development [3]	(Rm)	9	8	6
Training and development	(Rm)	41	46	47

[1]	Operating free cash flow = revenue - cash operating cost - capital expenditure ± impact of run of mine (ROM) costs as per operating results

[2]	Year on year decrease due to the installation of the 5ML recycling plant

3.	Figures include R3 million spent on the local economic development projects

Other salient features
Status of operation	Mining takes place on the South Reef at this single-shaft operation
Life of mine	16 years
Nameplate hoisting capacity (per month)	103 000 tonnes (113 000 tons)

Compliance and certification	● New order mining right - October 2008 ● ISO 14001 ● ISO 9001 ● OHSAS 18001 ● Cyanide code certified

Mineral Reserve estimates at 30 June 2020

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	5.2	5.33	28	4.6	5.03	23	9.8	5.19	51
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	5.8	0.155	896	5.1	0.147	742	10.8	0.151	1 638
Overview of operations
Doornkop is a deep-level single-shaft operation located in Gauteng, approximately 30km west of Johannesburg, on the northern rim of the Witwatersrand Basin. While a mature operation, it still has a 16-year life of mine left.
The operation focuses on narrow-reef conventional mining of the South Reef gold-bearing conglomerate reef. Mining of this reef is undertaken to a depth of 2 219m below surface. Ore from the operation is processed at the Doornkop plant, which uses the carbon-in-pulp process to extract the gold.

Operating performance FY20
Regrettably, there was one fatality at the Doornkop plant in the first quarter, this after the operation recorded the first ever 4 million fatality-free shifts in 2018, which was the first to be recorded in the history of South African gold mining industry.
A 7% year on year decrease in volumes milled to 681 000 tonnes as well as the decline in underground recovered grade to 4.40g/t resulted in a 9% decline in gold production to 2 994kg (96 259oz) in FY20. The decline in production was on account of the Covid-19 pandemic and national lockdown imposed on South Africa at the end of March. This was offset by the substantial 26% rise in gold price received to R747 282/kg, which facilitated an 18% increase in revenue to R2 270 million (FY19: R1 931 million).
Cash operating costs increased by 7% to R1 699 million mainly due to annual wages and Eskom electricity tariff increases. Capital expenditure decreased by 9% to R281 million mainly due to all expenditure being stopped during the national lockdown in April 2020 and the subsequent phased start-up of operations.

Outlook for FY21
Achieving planned development targets to enable the life-of-mine production build up and to enhance mining flexibility will remain the priorities for FY21. A focus on safety, development and disciplined mining will ensure that we achieve our production targets at this mine.

Joel

		FY20	FY19	FY18
Number of employees
- Permanent		1 883	1 867	1 914
- Contractors		131	115	184
Total		2 014	1 982	2 098
Operational
Volumes milled	(000t) (metric)	349	429	454
	(000t) (imperial)	384	473	501
Gold produced	(kg)	1 391	1 567	1 635
	(oz)	44 722	50 379	52 566
Gold sold	(kg)	1 412	1 612	1 656
	(oz)	45 397	51 827	53 242
Grade	(g/t)	3.99	3.65	3.60
	(oz/t)	0.116	0.107	0.105

Productivity	(g/TEC)	64.01	78.10	82.23
Development results
- Total metres		2 734	3 378	3 331
- Reef metres		832	1 288	431
- Capital metres		0	0	620
Financial
Revenue	(Rm)	1 037	957	954
	(US$m)	66	67	74
Average gold price received	(R/kg)	734 620	593 531	576 023
	(US$/oz)	1 459	1 302	1 394
Cash operating cost	(Rm)	999	967	910
	(US$m)	64	68	71
Production profit	(Rm)	27	(14)	34
	(US$m)	2	(2)	3
Capital expenditure	(Rm)	151	187	250
	(US$m)	10	13	19
Operating free cash flow [1]	(Rm)	(113)	(197)	(206)
	(US$m)	(8)	(14)	(16)
Cash operating cost	(R/kg)	718 024	617 116	556 468
	(US$/oz)	1 426	1 354	1 347
All-in sustaining cost	(R/kg)	826 970	701 644	661 921
	(US$/oz)	1 642	1 539	1 602
Average exchange rate	(R/US$)	15.66	14.18	12.85
Safety
Number of fatalities		0	0	2
Lost-time injury frequency rate	per million hours worked	2.03	3.16	2.87
Environment
Electricity consumption	(GWh)	85	87	81
Water consumption - primary activities	(ML)	853	838	788
Greenhouse gas emissions	(000t CO2e)	90	80	79
Intensity data per tonne treated
- energy		0.24	0.20	0.18
- water		2.44	1.95	1.74
- greenhouse gas emissions		0.26	0.19	0.18
Number of reportable environmental incidents		0	0	0
Community
Local economic development [2]	(Rm)	6	4	5
Training and development	(Rm)	18	19	23
1    Operating free cash flow = revenue - cash operating cost - capital expenditure ± impact of run of mine (ROM) costs as per operating results
2    Figures include R3 million spent on the local economic development projects

Other salient features
Status of operation	Twin-shaft operation - technically challenging, decline project nearing completion
Life of mine	10 years
Nameplate hoisting capacity (per month)	60 000 tonnes (83 000 tons)
Compliance and certification	● New order mining right - December 2007 ● ISO 14001 - not certified but operates according to the standard’s requirements ● ISO 9001 ● SAS 18001

Mineral Reserve estimates at 30 June 2020

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	2.9	4.85	14	1.4	4.68	7	4.3	4.80	21
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	3.2	0.142	447	1.6	0.137	214	4.7	0.140	661

Overview of operations
Joel is a twin-shaft mining operation located in the Free State, approximately 290km southwest of Johannesburg, on the southern edge of the Witwatersrand Basin.
A pre-developed scattered mining system is used. This system allows for unpay and geologically complex areas to be left unmined, with some cognisance taken of the overall panel configuration and stability of footwall development. This allows for mining to be selective, based on the proven ore reserve during the development phase. The primary economic reef that is mined is the narrow tabular Beatrix Reef deposit, which is accessed via conventional grid development. Mining is currently being conducted to a depth of 1 379m below collar. As the Joel plant was decommissioned in FY19, ore mined is now processed at the Harmony One plant.

Operating performance FY20
In FY20, gold production decreased by 11% to 1 391kg (44 722oz), owing to the 19% decrease in tonnes milled to 349 000 tonnes, despite a 9% increase in the recovered grade to 3.99g/t. The decline in ore milled was primarily the result of the lockdown and restrictions associated with the Covid-19 pandemic.
The exceptional rise in the gold price assisted to increase revenue to R1 037 million. Cash operating costs increased by 3% to R999 million mainly due to annual wage and Eskom electricity tariff increases. Capital expenditure decreased by 19% to R151 million owing to all expenditure being stopped during the national lockdown in April 2020 and subsequent phased start-up of operations.
Underpinning Joel’s performance was a good safety record, with the mine achieving 1 million fatality free shifts in FY20.
Another notable achievement during the year was the progression of the 137 decline project, which is now approximately 90% completed and is now in the final phase. The decline project was initiated to extend the life of Joel by approximately eight to nine years and is included in the current life-of-mine plan of 10 years.
However, the following installations were not completed due to the impact of Covid-19:

•	Installation and commission of Bulkhead 2 & 5, 137 level tip 2 & 5 and escape way

•	Installation of the 129 - 137 level chairlift

•	Decline steel barricade
This outstanding project work is planned to be completed by April 2021.

Outlook for FY21
The key focus areas in FY21 will be to complete all construction work commitments in the project area. Our development plan to open reserves will also be prioritised. In addition, we will continue with exploration drilling to identify new reserves below 137 level and in the “Klippan area”. Ultimately, this will increase our volumes and grade output resulting in a safe and profitable FY21.

Target 1

		FY20	FY19	FY18
Number of employees
- Permanent		1 682	1 604	1 663
- Contractors		380	335	284
Total		2 062	1 939	1 947
Operational
Volumes milled	(000t) (metric)	543	588	680

	(000t) (imperial)	598	650	749
Gold produced	(kg)	2 244	2 653	2 854
	(oz)	72 146	85 296	91 758
Gold sold	(kg)	2 237	2 685	2 828
	(oz)	71 921	86 324	90 922
Grade	(g/t)	4.13	4.51	4.20
	(oz/t)	0.121	0.131	0.123
Productivity	(g/TEC)	108.58	132.94	146.90
Development results
- Total metres		2 152	3 378	3 883
- Reef metres		96	118	431
- Capital metres		191	179	620
Financial
Revenue	(Rm)	1 524	1 585	1 630
	(US$m)	97	112	127
Average gold price received	(R/kg)	681 388	590 298	576 316
	(US$/oz)	1 353	1 295	1 395
Cash operating cost	(Rm)	1 505	1 478	1 334
	(US$m)	96	104	104
Production profit	(Rm)	25	94	312
	(US$m)	1	7	24
Capital expenditure	(Rm)	347	297	309
	(US$m)	22	21	24
Operating free cash flow [1]	(Rm)	(327)	(190)	(13)
	(US$m)	(21)	(13)	(1)
Cash operating cost	(R/kg)	670 647	557 264	467 271
	(US$/oz)	1 332	1 222	1 131
All-in sustaining cost	(R/kg)	817 066	662 816	582 200
	(US$/oz)	1 623	1 454	1 409
Average exchange rate	(R/US$)	15.66	14.18	12.85
Safety
Number of fatalities		0	0	1
Lost-time injury frequency rate	per million hours worked	9.62	6.35	10.18
Environment
Electricity consumption	(GWh)	212	173	187
Water consumption - primary activities	(ML)	471	474	553
Greenhouse gas emissions	(000t CO2e)	229	162	189
Intensity data per tonne treated
- energy		0.39	0.29	0.23
- water		0.87	0.81	0.81
- greenhouse gas emissions		0.42	0.28	0.27
Number of reportable environmental incidents		0	0	0
Community
Local economic development [2]	(Rm)	8	6	4
Training and development	(Rm)	38	45	41

[1]	Operating free cash flow = revenue - cash operating cost - capital expenditure ± impact of run of mine (ROM) costs as per operating results

[2]	Figures include R6 million spent on the local economic development projects

Other salient features
Status of operation	Crusher and related infrastructure project well underway
Life of mine	7 years
Nameplate hoisting capacity (per month)	97 000 tonnes (107 000 tons)

Compliance and certification	● New order mining right - December 2007 ● ISO 14001 ● ISO 9001 ● OHSAS 18001 ● Cyanide code certified

Mineral Reserve estimates at 30 June 2020

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	3.3	4.31	14	1.9	4.23	8	5.1	4.28	22
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	3.6	0.126	452	2.1	0.123	255	5.7	0.125	707

Overview of operations
Target 1 is an advanced, single-shaft, deep-level mine located in the Free State, some 270km southwest of Johannesburg. It has a planned life of mine of seven years.
While most of the ore extracted comes from mechanised mining (massive mining techniques), conventional stoping is still employed primarily to de-stress areas ahead of mechanised mining. The gold mineralisation currently exploited is contained within a succession of Elsburg and Dreyerskuil quartz pebble conglomerate reefs. These reefs are mined to a depth of approximately 2 300m below the surface. Ore mined is milled and processed at the Target plant with gold recovered by means of gold cyanide leaching.

Operating performance FY20
The process to embed a proactive culture of safety is yielding results with Target having achieved 2 million fatality free shifts in FY20.
As well as Covid-related challenges, Target 1 was impacted by some flexibility constraints in the massive stoping section and ventilation constraints at the start of FY20. As such, there was an 8% year on year decline in both ore milled and recovered grade to 543 000t and 4.13g/t respectively, resulting in a 15% decrease in gold production to 2 244kg (72 146oz).
Such was the substantial decline in production that revenue declined marginally to R1 524 million, despite the increase in the average gold price received. Cash operating costs were marginally higher year on year, increasing to R1 505 million mainly due to annual wage and Eskom electricity tariff increases.
Capital expenditure increased substantially to R347 million mainly due to an increase in capital expenditure on the decline project as well as other sustaining capital.

Outlook for FY21
Target is set to achieve higher volumes and grades during FY21, which will result in lower unit costs. This is the result of the Target 1 optimisation project to improve productivity and efficiencies which began in FY19 and will continue into FY21. The capital project involves the moving of the rock crusher and related infrastructure and services closer to the mining working areas.

Kusasalethu

		FY20	FY19	FY18
Number of employees
- Permanent		4 237	4 011	3 980
- Contractors		603	930	692
Total		4 840	4 941	4 672
Operational
Volumes milled	(000t) (metric)	615	742	670
	(000t) (imperial)	678	817	738
Gold produced	(kg)	3 015	4 989	4 429

	(oz)	96 934	160 400	142 395
Gold sold	(kg)	3 085	5 028	4 301
	(oz)	99 185	161 653	138 281
Grade	(g/t)	4.90	6.72	6.61
	(oz/t)	0.143	0.196	0.193
Productivity	(g/TEC)	57.08	98.94	91.54
Development results
- Total metres		3 039	5 437	4 016
- Reef metres		1 019	1 217	776
- Capital metres		0	0	0
Financial
Revenue	(Rm)	2 293	2 975	2 483
	(US$m)	146	210	193
Average gold price received	(R/kg)	743 153	591 742	577 313
	(US$/oz)	1 476	1 298	1 397
Cash operating cost	(Rm)	2 562	2 377	2 091
	(US$m)	164	168	163
Production profit	(Rm)	(284)	580	457
	(US$m)	(19)	41	35
Capital expenditure	(Rm)	188	316	289
	(US$m)	12	22	22
Operating free cash flow [1]	(Rm)	(458)	282	103
	(US$m)	(29)	20	8
Cash operating cost	(R/kg)	849 782	476 417	472 177
	(US$/oz)	1 687	1 045	1 143
All-in sustaining cost	(R/kg)	923 054	556 621	554 302
	(US$/oz)	1 833	1 221	1 342
Average exchange rate	(R/US$)	15.66	14.18	12.85
Safety
Number of fatalities		2	3	5
Lost-time injury frequency rate	per million hours worked	10.72	9.05	6.25
Environment
Electricity consumption	(GWh)	599	624	595
Water consumption - primary activities	(ML)	2 720	3 205	2 609
Greenhouse gas emissions	(000t CO2e)	635	569	577
Intensity data per tonne treated
- energy		0.97	0.84	0.90
- water		4.42	4.32	3.89
- greenhouse gas emissions		1.03	0.77	0.3
Number of reportable environmental incidents		0	0	2
Community
Local economic development [2]	(Rm)	9	9	6
Training and development	(Rm)	38	52	33

[1]	Operating free cash flow = revenue - cash operating cost - capital expenditure ± impact of run of mine (ROM) costs as per operating results

[2]	Figures include R6 million spent on the local economic development projects

Other salient features
Status of operation	Mature, steady state operation positioned for profitability
Life of mine	4 years
Nameplate hoisting capacity (per month)	172 000 tonnes (190 000 tons)
Compliance and certification	● New order mining right - December 2007 ● ISO 14001 ● ISO 9001 ● Cyanide Code

Mineral Reserve estimates at 30 June 2020

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	1.8	6.92	13	1.3	7.68	10	3.1	7.24	23
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	2.0	0.202	410	1.4	0.224	320	3.5	0.211	730

Overview of operations
Kusasalethu is a mature, deep-level mine located 90km west of Johannesburg, near the border of Gauteng and North West provinces. With mining conducted at a depth of 3 388m, Kusasalethu is Harmony’s deepest mine, with a remaining four-year life of mine.
The mine comprises twin vertical and twin sub-vertical shaft systems and uses conventional mining methods in a sequential grid layout. The mine exploits the Ventersdorp Contact Reef as its primary ore body. Ore mined is treated at the Kusasalethu plant. A shortened life-of-mine plan was implemented in FY16. This plan aims to optimise the mine’s cash flow at a higher grade and create a stronger operating margin while providing the flexibility necessary to access the high-grade payshoot of the Ventersdorp Contact Reef below infrastructure, should economic circumstances allow.
Once Mponeng and Mine Waste Solutions have been integrated in our portfolio of assets, we believe there are various surface and service synergies in the West Wits area that could potentially unlock value through driving down units costs.

Operating performance FY20
Tragically, two fatalities occurred at Kusasalethu in FY20, and a third post year-end.
Gold production declined substantially by 40% to 3 015kg (96 934oz), as a result of an 17% regression in the volume of ore milled to 615 000 tonnes and a 27% decrease in recovered grade to 4.90g/t (0.143oz/t). This resulted in Kusasalethu recording a loss of R458 million in FY20, reflectively a more than 100% decrease year on year.
The significant decline in the underground recovered grade was primarily due to geological factors and, to a lesser extent, seismicity. In respect of geology, given the erratic nature of the Ventersdorp Contact Reef, some areas planned to be mined yielded much lower grades than anticipated. Plans were implemented to counter the grade issue, including the fast-tracking of new high-grade raises. By year-end, Kusasalethu was back on track and operating efficiently.
However, the decline in production was somewhat countered by exceptional rise in the gold price enabling the operation to record revenue R2 293 million in FY20. This represented a decline of 23%.
Cash operating costs increased by 8% to R2 562 million mainly due to annual wage and Eskom electricity tariff increases. Capital expenditure decreased by 41% to R188 million (US$12 million) mainly due to the planned decrease in development for FY20 as well as the restrictions related to the national lockdown in April 2020 and the subsequent phased start-up of operations.

Outlook for FY21
It is anticipated that the mine will be in a position to exceed its production plan and grade guidance now that there is access to the high-grade areas. A ‘paired panel mining model’, which allows crews to mine more than one panel at any given time, has been rolled out. This improved performance will be evident in the next reporting period.

Masimong

		FY20	FY19	FY18
Number of employees
- Permanent		2 083	2 247	2 432
- Contractors		135	120	108
Total		2 218	2 367	2 540
Operational
Volumes milled	(000t) (metric)	489	602	647
	(000t) (imperial)	539	664	714

Gold produced	(kg)	1 999	2 309	2 623
	(oz)	64 269	74 237	84 332
Gold sold	(kg)	2 027	2 291	2 609
	(oz)	65 169	73 657	83 882
Grade	(g/t)	4.09	3.84	4.05
	(oz/t)	0.119	0.112	0.118
Productivity	(g/TEC)	79.22	82.48	92.82
Development results
- Total metres		2 246	3 167	5 287
- Reef metres		759	765	2 067
Financial
Revenue	(Rm)	1 401	1 359	1 505
	(US$m)	89	96	117
Average gold price received	(R/kg)	691 282	593 003	576 729
	(US$/oz)	1 373	1 301	1 396
Cash operating cost	(Rm)	1 241	1 214	1 161
	(US$m)	79	86	90
Production profit	(Rm)	143	154	351
	(US$m)	9	11	27
Capital expenditure	(Rm)	24	109	129
	(US$m)	2	8	10
Operating free cash flow [1]	(Rm)	136	36	215
	(US$m)	8	2	17
Cash operating cost	(R/kg)	620 804	525 703	442 586
	(US$/oz)	1 233	1 153	1 071
All-in sustaining cost	(R/kg)	655 888	593 408	513 197
	(US$/oz)	1 302	1 302	1 242
Average exchange rate	(R/US$)	15.66	14.18	12.85
Safety
Number of fatalities		0	0	1
Lost-time injury frequency rate	per million hours worked	7.51	5.88	8.61
Environment
Electricity consumption	(GWh)	138	161	173
Water consumption - primary activities	(ML)	510	721	824
Greenhouse gas emissions	(000t CO2e)	146	147	167
Intensity data per tonne treated
- energy		0.28	0.27	0.27
- water		1.04	1.20	1.27
- greenhouse gas emissions		0.3	0.24	0.27
Number of reportable environmental incidents		0	0	2
Community
Local economic development [2]	(Rm)	11	6	6
Training and development	(Rm)	23	26	27
1    Operating free cash flow = revenue - cash operating cost - capital expenditure ± impact of run of mine (ROM) costs as per operating results
2    Figures include R10 million spent on the local economic development

Other salient features
Status of operation	Mature, single shaft operation nearing the end of its life of mine
Life of mine	1.5 years
Nameplate hoisting capacity (per month)	112 000 tonnes (124 000 tons)
Compliance and certification	● New order mining right - December 2007 ● ISO 14001 ● ISO 9001 ● OHSAS 18001

Mineral Reserve estimates at 30 June 2020

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	0.8	4.26	3	0.02	2.95	0.1	0.8	4.23	3
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	0.9	0.124	108	0.03	0.086	2	0.9	0.123	110

Overview of operations
Masimong is a deep-level mine located in the Free State, near Welkom, some 260km from Johannesburg. The operation is close to the end of its mine life, with approximately 18 months of mining left. Masimong - together with Unisel - is a mine that is testimony to the effectiveness of Harmony’s business model.
The Masimong complex comprises two shafts with the 5 shaft being used as the operating shaft and 4 shaft used for ventilation, pumping and as a second escape outlet. Masimong exploits the Basal Reef and the B-Reef by means of conventional tabular narrow reef stoping method. Mining is conducted at a depth of between 1 650m and 2 010m below collar. The ore mined is processed at the nearby Harmony One plant.

Operating performance FY20
The Covid-19 lockdown and associated restrictions were reflected in Masimong’s operating performance in FY20. Gold production decreased by 13% to 1 999kg (64 269oz), due to a 19% decrease in tonnes milled to 489 000 tonnes in FY20. However, the decline in production was somewhat arrested by the 6.5% rise in recovered grade to 4.09g/t.
The significantly higher increase in the gold price contributed to the 3% increase in revenue to R1 401 million despite the drop in production. This performance was underpinned by a good safety record with no loss of life incidents being recorded in FY20.
Cash operating costs increased by 2% to R1 241 million mainly due to annual wage increases. Capital expenditure decreased by 78% to R24 million (decreased by 75% to US$2 million) mainly due to a planned decrease in development as well as the effects of the national lockdown in April 2020.

Outlook for FY21
The Masimong management team will focus their efforts on maintaining its current safety and production performance.

Unisel

		FY20	FY19	FY18
Number of employees
- Permanent		750	880	1 016
- Contractors		77	52	80
Total		827	932	1 096
Operational
Volumes milled	(000t) (metric)	219	256	376
	(000t) (imperial)	242	283	415
Gold produced	(kg)	982	1 212	1 280
	(oz)	31 573	38 966	41 152
Gold sold	(kg)	994	1 207	1 272
	(oz)	31 958	38 807	40 896
Grade	(g/t)	4.48	4.73	3.40
	(oz/t)	0.130	0.138	0.099
Productivity	(g/TEC)	98.59	110.50	70.04
Development results
- Total metres		1 048	2 035	2 921
- Reef metres		299	1 177	1 325
- Capital metres		0	0	1 028

Financial
Revenue	(Rm)	681	713	733
	(US$m)	43	50	57
Average gold price received	(R/kg)	684 727	590 468	576 222
	(US$/oz)	1 360	1 295	1 395
Cash operating cost	(Rm)	573	569	774
	(US$m)	37	40	60
Production profit	(Rm)	101	149	(38)
	(US$m)	6	10	(3)
Capital expenditure	(Rm)	7	45	85
	(US$m)	0	3	7
Operating free cash flow [1]	(Rm)	100	99	(126)
	(US$m)	6	7	(10)
Cash operating cost	(R/kg)	583 274	469 108	604 311
	(US$/oz)	1 158	1 029	1 463
All-in sustaining cost	(R/kg)	613 382	523 823	678 436
	(US$/oz)	1 218	1 149	1 642
Average exchange rate	(R/US$)	15.66	14.18	12.85
Safety
Number of fatalities		0	0	0
Lost-time injury frequency rate	per million hours worked	1.66	4.02	10.86
Environment
Electricity consumption	(GWh)	51	62	99
Water consumption - primary activities	(ML)	414	367	488
Greenhouse gas emissions	(000t CO2e)	54	57	96
Intensity data per tonne treated
- energy		0.23	0.03	0.26
- water		1.89	0.36	1.30
- greenhouse gas emissions		0.25	0.04	0.26
Number of reportable environmental incidents		0	1	0
Community
Local economic development [2]	(Rm)	4	3	5
Training and development	(Rm)	8	11	19

[1]	Operating free cash flow = revenue - cash operating cost - capital expenditure ± impact of run of mine (ROM) costs as per operating results

[2]	Figures include R10 million spent on the local economic development

Other salient features
Status of operation	Mature operation reaching the end of its life of mine. Mining focused on higher grade areas of shaft pillar
Life of mine	3 months
Nameplate hoisting capacity (per month)	63 000 tonnes (69 000 tons)
Compliance and certification	● New order mining right - December 2007 ● ISO 9001

Overview of operations
Unisel is a single-shaft, intermediate depth mine located in the Free State, near Virginia, approximately 270km southwest of Johannesburg. Having been in production since 1979, Unisel is nearing the end of its life of mine. The mine will be closed in the first half of FY21. Despite this, the mine has served a myriad of stakeholders in the Free State well over the past 40 years.
Conventional scattered mining and targeted pillar reclamation are the principal mining methods that are used to access the Basal Reef, the primary gold-bearing orebody exploited at Unisel. Mining is conducted at depths between 1 100m and 2 200m. The mined ore is processed at the nearby Harmony One plant.

Employees and unions receive regular updates on the mine’s performance and future plans. Post closure, Harmony will arrange to transfer the Unisel workforce to other operations where positions are available. Portable skills training will be a key focus going forward.

Operating performance FY20
In FY20, Unisel recorded its fifth consecutive year without a fatality.
Gold production was 19% lower year on year at 982kg (31 573oz), due largely to only mining the shaft pillar area and the resultant drop in ore milled by 14% to 219 000t and in recovered grade by 5% to 4.48g/t.
Despite an exceptional rise in the gold price in the second half of the financial year under review, revenue declined by 4% to R681 million. Operating free cash flow increased marginally to R100 million. There was a 1% increase in cash operating costs to R573 million on account of an increase in government royalties as well as the annual wage increases.
Capital expenditure decreased by 84% to R7 million mainly due to the fact that the shaft was expected to close in the next financial year.

Outlook for FY21
The mine has reached the end of its life and is set to close in the second quarter of FY21.

OPERATIONAL PERFORMANCE

SOUTH AFRICA - SURFACE OPERATIONS

Kalgold

		FY20	FY19	FY18
Number of employees
- Permanent		253	238	237
- Contractors		361	346	334
Total		614	584	571
Operational
Volumes milled	(000t) (metric)	1 541	1 619	1 550
	(000t) (imperial)	1 700	1 785	1 709
Gold produced	(kg)	1 153	1 249	1 250
	(oz)	37 070	40 156	40 189
Gold sold	(kg)	1 151	1 263	1 231
	(oz)	37 006	40 605	39 577
Grade	(g/t)	0.75	0.77	0.81
	(oz/t)	0.022	0.022	0.024
Productivity	(g/TEC)	128.80	150.85	147.96
Financial
Revenue	(Rm)	855	750	710
	(US$m)	55	53	55
Average gold price received	(R/kg)	742 533	593 482	576 630
	(US$/oz)	1 474	1 302	1 396
Cash operating cost	(Rm)	674	695	565
	(US$m)	43	49	44
Production profit	(Rm)	183	50	157
	(US$m)	12	3	12
Capital expenditure	(Rm)	99	61	108
	(US$m)	6	4	8
Operating free cash flow [1]	(Rm)	84	(4)	34
	(US$m)	6	0	3

Cash operating cost	(R/kg)	584 218	556 283	452 365
	(US$/oz)	1 160	1 220	1 095
All-in sustaining cost	(R/kg)	690 239	624 147	552 032
	(US$/oz)	1 371	1 369	1 336
Average exchange rate	(R/US$)	15.66	14.18	12.85
Safety
Number of fatalities		0	0	0
Lost-time injury frequency rate	per million hours worked	1.65	0.88	0
Environment
Electricity consumption	(GWh)	54	54	53
Water consumption - primary activities	(ML)	307	583	324
Greenhouse gas emissions	(000t CO2e)	72	66	51
Intensity data per tonne treated
- energy		0.04	0.03	0.03
- water		0.2	0.36	0.21
- greenhouse gas emissions		0.05	0.04	0.03
Number of reportable environmental incidents		0	1	0
Community
Local economic development [2]	(Rm)	8	9	3
Training and development	(Rm)	9	5	6

[1]	Operating free cash flow = revenue - cash operating cost - capital expenditure ± impact of run of mine (ROM) costs as per operating results

[2]	Figures include R3 million spent on the local economic development projects

Other salient features
Status of operation	Open-pit mining operation
Life of mine	13 years
Nameplate hoisting capacity (per month)	112 000 tonnes (124 000 tons)
Compliance and certification	● New order mining right - August 2008 ● ISO 14001 ● ISO 9001

Mineral Reserve estimates at 30 June 2020

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	6.7	0.93	6	13.2	1.14	15	19.9	1.07	21
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	7.4	0.027	201	14.5	0.033	482	21.9	0.031	683

Overview of operations
Kalgold is a long-life open-pit gold mine situated on the Kraaipan Greenstone Belt, 55km southwest of Mahikeng in the North West Province.
Mining takes place from the A-Zone pit, where mining is ramping up at the pillar between the A-Zone and Watertank pit. The mined ore is processed at the carbon-in-leach Kalgold plant.

Operating performance FY20
Kalgold maintained its fatality-free record in FY20.
Gold production decreased by 8% to 1 153kg (37 070oz), due to a drop in ore milled by 5% to 1 541 000t and a 3% decrease in recovered grade to 0.748g/t. Heavy rainfall in the fourth quarter resulted in the operation losing 18 mining days in the pit, and affecting stockpile levels. While Kalgold was not compelled to suspend operations during the Covid-19 lockdown, it was indirectly impacted by associated restrictions imposed from the end of March.

Owing to the rise in the gold price over the period under review, however, revenue increased by 14% to R855 million. Cash operating costs decreased by 3% to R674 million (12% decrease to US$43 million) due to an increase in deferred stripping cost being capitalised.
Capital expenditure increased by 62% to R99 million, mainly due to an increase in deferred stripping costs.

Outlook for FY21
With a 13-year life of mine left, the key focus areas in FY21 will be to optimise the pit design so as to produce safe, profitable ounces by mining the A zone and Watertank pits. Feasibility studies are underway to potentially expand the milling capacity of the operation - there are two options being considered, one to expand milling capacity by 300 000t a month, the other by 450 000t a month. The results from the exploration drilling at Kalgold outline an expanded, robust mineralised system that extends beyond the current resource limits. Resource development drilling underway has outlined a mineralised zone that now comprises over 2.1km of strike and extends to in excess of 300m below surface. The intersections show good continuity of geology and mineralisation and presents an exciting organic growth opportunity for Harmony.

Phoenix (tailings retreatment)

		FY20	FY19	FY18
Number of employees
- Permanent		83	87	87
- Contractors		261	249	252
Total		344	336	339
Operational
Volumes milled	(000t) (metric)	6 227	6 133	5 962
	(000t) (imperial)	6 866	6 762	6 575
Gold produced	(kg)	818	756	737
	(oz)	26 299	24 306	23 695
Gold sold	(kg)	823	750	739
	(oz)	26 459	24 113	23 759
Grade	(g/t)	0.131	0.123	0.124
	(oz/t)	0.004	0.004	0.004
Productivity	(g/TEC)	385.12	185.84	183.88
Financial
Revenue	(Rm)	589	433	397
	(US$m)	38	31	31
Average gold price received	(R/kg)	715 787	577 889	537 547
	(US$/oz)	1 421	1 268	1 301
Cash operating cost	(Rm)	363	344	326
	(US$m)	23	24	25
Production profit	(Rm)	223	92	71
	(US$m)	14	7	5
Capital expenditure	(Rm)	7	6	3
	(US$m)	0	0	0
Operating free cash flow [1]	(Rm)	219	83	68
	(US$m)	14	7	6
Cash operating cost	(R/kg)	443 972	455 370	442 526
	(US$/oz)	882	999	1 071
All-in sustaining cost	(R/kg)	453 937	462 579	446 268
	(US$/oz)	901	1 015	1 080
Average exchange rate	(R/US$)	15.66	14.18	12.85
Safety
Number of fatalities		0	0	0
Lost-time injury frequency rate	per million hours worked	0	0	0

Environment
Electricity consumption	(GWh)	40	41	41
Water consumption - primary activities	(ML)	320	304	260
Greenhouse gas emissions	(000t CO2e)	43	37	40
Intensity data per tonne treated
- energy		0.01	0.007	0.007
- water		0.05	0.05	0.04
- greenhouse gas emissions		0.01	0.006	0.007
Number of reportable environmental incidents		0	1	0

[1]	Operating free cash flow = revenue - cash operating cost - capital expenditure ± impact of run of mine (ROM) costs as per operating results

Other salient features
Status of operation	Retreatment of tailings
Life of mine	8 years

Mineral Reserve estimates at 30 June 2020

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	48.7	0.28	14	0	0	0	48.7	0.28	14
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	53.7	0.008	442	0	0	0	53.7	0.008	442

Overview of operations
Phoenix is a tailings retreatment operation situated in Virginia in the Free State.
The operation involves the retreatment of tailings from Harmony’s tailings storage facilities in the Free State region to extract any residual gold. The operation makes use of the Saaiplaas plant to retreat tailings. It is 100% owned by the black economic empowerment company, Tswelopele Beneficiation Operation (Proprietary) Limited, of which Harmony is a 75% shareholder.

Operating performance FY20
With its safety performance intact, Phoenix continued to improve its operating performance year on year due to an increase in volumes processed and the containment of costs. Unlike Harmony’s underground operations, Phoenix was not impacted by the Covid-19 national lockdown and was able to continue operating throughout.
Gold production increased by 8% to 818kg, mainly as a result of a 2% increase in volumes processed to 6.2 million tonnes and a 7% rise in the recovered grade to 0.131g/t. This was reflected in the substantial increase in revenue to
R589 million (US$38 million).
Operational success depends on maintaining plant efficiency and reducing pump and pipe failures (adequate spillage control).

Outlook for FY21
The aim is to finish the feasibility work on identifying the optimum second source feed for processing on account of the fact that the current feed is nearing the end of its life. Another focus will be to investigate the possibility of boosting gold recovery by reducing resonance time in processing.

Central Plant Reclamation (tailings retreatment)

		FY20	FY19	FY18
Number of employees
- Permanent		97	99	100
- Contractors		151	136	182
Total		248	235	282
Operational
Volumes milled	(000t) (metric)	4 020	3 872	3 810
	(000t) (imperial)	4 433	4 269	4 201
Gold produced	(kg)	625	579	502
	(oz)	20 094	18 615	16 139
Gold sold	(kg)	625	577	508
	(oz)	20 093	18 551	16 333
Grade	(g/t)	0.155	0.150	0.132
	(oz/t)	0.005	0.004	0.004
Productivity	(g/TEC)	325.83	307.23	261.72
Financial
Revenue	(Rm)	468	342	293
	(US$m)	30	24	23
Average gold price received	(R/kg)	749 216	592 359	576 829
	(US$/oz)	1 488	1 299	1 396
Cash operating cost	(Rm)	234	212	191
	(US$m)	15	15	15
Production profit	(Rm)	234	130	98
	(US$m)	15	9	8
Capital expenditure	(Rm)	12	7	22
	(US$m)	1	1	2
Operating free cash flow [1]	(Rm)	222	123	80
	(US$m)	14	8	6
Cash operating cost	(R/kg)	373 798	366 364	381 131
	(US$/oz)	742	804	923
All-in sustaining cost	(R/kg)	389 611	378 038	420 016
	(US$/oz)	774	829	1 017
Average exchange rate	(R/US$)	15.66	14.18	12.85
Safety
Number of fatalities		0	0	0
Lost-time injury frequency rate	per million hours worked	0	2.09	0
Environment
Electricity consumption	(GWh)	24	23	24
Water consumption - primary activities	(ML)	171	191	180
Greenhouse gas emissions	(000t CO2e)	25	21	23
Intensity data per tonne treated
- energy		0.01	0.01	0.01
- water		0.04	0.05	0.05
- greenhouse gas emissions		0.01	0.005	0.006
Number of reportable environmental incidents		0	0	1
Note: Reported as part of waste rock dumps prior to the conversion of Central Plant to a tailings retreatment facility, which began operating in FY18

1	Operating free cash flow = revenue - cash operating cost - capital expenditure ± impact of run of mine (ROM) costs as per operating results

Other salient features
Status of operation	Retreatment of tailings
Life of mine	15 years

Mineral Reserve estimates at 30 June 2020

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	0	0	0	55.4	0.27	15	55.4	0.27	15
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	0	0	0	61.0	0.008	476	61.0	0.008	476

Overview of operations
The Central Plant Reclamation, is a tailings retreatment operation situated near Welkom in the Free State. Originally built to process waste rock dumps, the Central Plant was converted into a tailings retreatment facility in FY17.

Operating performance FY20
Central Plant performed well in FY20 despite the disruptions caused by the Covid-19 pandemic and associated national lockdown. The operation recorded a 4% increase in volumes processed to 4 million tonnes and a 3% increase in recovered grade to 0.155g/t resulting in an 8% increase in gold production to 625kg (20 094oz). This performance was reflected in the substantial rise in revenue to R468 million.
All-in sustaining unit cost increased by 3% to R389 611/kg (in US$ terms decreased by 7% to US$774/oz).
The capital expenditure for FY20 increased by 68% to R12 million on account of an increase in plant maintenance.

Outlook for FY21
Key focus areas in FY21 will be to continue safe operations and deliver operational excellence.

Waste rock dumps

		FY20	FY19	FY18
Operational
Volumes milled	(000t) (metric)	4 476	4 307	2 821
	(000t) (imperial)	4 936	4 749	3 110
Gold produced	(kg)	1 753	1 515	1 081
	(oz)	56 630	48 708	34 755
Gold sold	(kg)	1 780	1 497	1 074
	(oz)	57 229	48 129	34 530
Grade	(g/t)	0.392	0.352	0.383
	(oz/t)	0.011	0.010	0.011
Financial
Revenue	(Rm)	1 388	879	610
	(US$m)	89	62	47
Average gold price received	(R/kg)	779 835	587 483	567 737
	(US$/oz)	1 549	1 289	1 374
Cash operating cost	(Rm)	853	692	450
	(US$m)	54	49	35
Production profit	(Rm)	527	195	164
	(US$m)	34	14	13
Capital expenditure	(Rm)	2	8	3
	(US$m)	0	1	0
Operating free cash flow [1]	(Rm)	533	179	157
	(US$m)	34	12	12
Cash operating cost	(R/kg)	486 792	456 473	415 993
	(US$/oz)	967	1 001	1 007

All-in sustaining cost	(R/kg)	484 507	462 178	417 462
	(US$/oz)	962	1 014	1 010
Average exchange rate	(R/US$)	15.66	14.18	12.85
Safety
Number of fatalities		0	0	0
Lost-time injury frequency rate	per million hours worked	0	0	0
Environment
Electricity consumption	(GWh)	*	*	*
Water consumption - primary activities	(ML)	*	*	*
Greenhouse gas emissions	(000t CO2e)	*	*	*
Intensity data per tonne treated
- energy		*	*	*
- water		*	*	*
- greenhouse gas emissions		*	*	*
Number of reportable environmental incidents		0	0	0

*	Electricity and water consumption and related emission and intensity data for the respective plants at which the waste rock dumps are processed are accounted for as part of the primary operation’s environmental results

[1]	Operating free cash flow = revenue - cash operating cost - capital expenditure ± impact of run of mine (ROM) costs as per operating results

Other salient features
Status of operation	Processing of waste rock dumps is dependent on the availability of spare plant capacity and plant requirements for grinding material
Life of mine	± 1 year

Mineral Reserve estimates at 30 June 2020

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	0	0	0	3.5	0.50	2	3.5	0.50	2
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	0	0	0	3.8	0.015	56	3.8	0.015	56

Overview of operations
Production from the processing of surface rock dumps, which are situated across Harmony’s operations, depends entirely on the availability of spare mill capacity at the Harmony One and Target plants. Waste and waste rock dump deliveries to Kusasalethu plant (situated near the border of Gauteng and North West provinces) supplement mining volumes in order to secure sufficient backfill to use as support in stoping areas. Waste rock dumps situated near Orkney (acquired as part of the Moab Khotsong operations) are treated at the Great Noligwa and Mispah plants. Milling of waste rock dumps at the Doornkop plant, situated in Gauteng, began in FY18.

Operating performance FY20
An increase of 4% in ore milled to 4Mt, coupled with an 11% rise in recovered grade to 0.392g/t, delivered a 16% rise in gold produced to 1 753kg (56 360oz). The performance of the waste rock dumps year on year benefitted from the reduction in underground production during the duration of the national lockdown in South Africa. The operation recorded an excellent financial performance with revenue increasing to R1.4 billion in FY20.

Outlook for FY21
The priority for FY21 will be to maintain safe, profitable production.

PAPUA GUINEA

Hidden Valley

		FY20	FY19	FY18[1]
Number of employees
- Permanent		1 434	1 391	1 295
- Contractors		748	709	790
Total		2 182	2 100	2 085
Operational
Volumes milled	(000t) (metric)	3 906	3 886	2 499
	(000t) (imperial)	4 307	4 285	2 757
Gold produced	(kg)	4 872	6 222	2 862
	(oz)	156 639	200 042	92 015
Gold sold	(kg)	4 949	6 192	2 763
	(oz)	159 113	199 077	88 833
Grade	(g/t)	1.25	1.60	1.36
	(oz/t)	0.036	0.047	0.039
Financial
Revenue	(Rm)	3 748	3 591	409
	(US$m)	239	253	31
Average gold price received	(R/kg)	757 348	579 902	550 956
	(US$/oz)	1 504	1 272	1 283
Cash operating cost	(Rm)	1 696	1 371	228
	(US$m)	108	97	17
Production profit	(Rm)	2 109	2 229	175
	(US$m)	134	157	14
Capital expenditure	(Rm)	959	1 591	1 563
	(US$m)	61	112	122
Operating free cash flow [2]	(Rm)	871	573	(1 374)
	(US$m)	56	40	(107)
Cash operating cost	(R/kg)	348 054	220 323	287 028
	(US$/oz)	691	483	669
All-in sustaining cost	(R/kg)	562 648	497 399	466 256
	(US$/oz)	1 120	1 090	1 094
Average exchange rate	(R/US$)	15.66	14.18	12.85
Safety
Number of fatalities		0	0	0
Lost-time injury frequency rate	per million hours worked	0.68	0.35	0
Environment
Electricity consumption	(GWh)	120	117	59
Water consumption - primary activities	(ML)	1 810	1 827	1 359
Greenhouse gas emissions	(000t CO2e)	165	208	57
Intensity data per tonne treated
- energy		0.04	0.03	0.02
- water		0.46	0.47	0.54
- greenhouse gas emissions		0.04	0.05	0.02
Number of reportable environmental incidents		7	2	0

[1]	FY18 gold produced includes 2 068kg (66 499oz) and gold sold 2 021kg (64 976oz) capitalised as part of pre-stripping of stages 5 and 6
Revenue of R1 045 million (US$85 million) and the associated costs were capitalised during FY18

[2]	Operating free cash flow = revenue - cash operating cost - capital expenditure ± impact of run of mine (ROM) costs as per operating results

Other salient features
Status of operation
Open-pit mining operation producing gold and silver (by-product). Post reinvestment, the pre-stripping of stage 5 commenced in October 2016. Commercial levels of production were achieved in the June 2018 production month. Stage 6 stripping began in FY19

Life of mine	4 years

Mineral Reserve estimates at 30 June 2020

	Proved			Probable			Total
Reserves (metric)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
	2.3	1.32	3	14.2	1.61	23	16.5	1.57	26
Reserves (imperial)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)	Tons (Mt)	Grade (oz/t)	Gold (000oz)
	2.5	0.039	98	15.6	0.047	733	18.2	0.046	831

Overview of operations
The Hidden Valley mine is an open-pit gold and silver mine, situated in the Morobe Province in Papua New Guinea, some 210km northwest of Port Moresby. The mine is located at elevations between 2 800m and 1 700m above sea level within steep mountainous and forested terrain that experiences approximately 3m of rainfall per year. The major gold and silver deposits of Hidden Valley are located in the Morobe Granodiorite of the Wau Graben.
Crushed ore is conveyed from the Hidden Valley pit via a 5.5km long overland pipe conveyor and is treated at the Hidden Valley processing plant, which uses a two stage crushing circuit followed by a semi-autogenous grinding (SAG) mill, gravity, counter current decantation (CCD)/Merril Crowe circuit for silver and a carbon-in-leach circuit for gold.

Operating performance FY20
Hidden Valley’s safety and injury frequency rates are industry leading and the operation achieved a fourth consecutive year of zero fatalities and recorded more than 2 million fatality free shifts in FY20. This is testament to the culture of zero harm, safety coaching and leadership, as well as the use of critical control management that has been embedded operationally to drive safety.
Gold production declined by 22% to 4 872kg (156 639oz) and generated operating free cash flow of R871 million, making it the group’s second largest contributor to operating free cash flow in FY20. Hidden Valley achieved an all-in sustaining unit cost of R562 648/kg (US$1 120/oz), due to:

•	Lower gold production in FY20 as a result of lower mined grade as the mine transitioned between various stages of the open pit

•	Higher inventory adjustments and additional costs due to Covid-19 controls, offset by reduced operating and sustaining capital expenditure year on year
Despite the challenges associated with the Covid-19 pandemic and the 14-day mill stoppage in January 2020, caused by a fault in the mill’s electronic management system, Hidden Valley was able to increase the volume milled by 0.5% to 3.9Mt, although the recovered grade declined to 1.25g/t, resulting in lower gold production.
In addition to a planned mine life of 4 years, a prefeasibility study for the life-of-mine extension has been completed which considers a two- to three-year mine life extension and annual gold production of approximately 190 000oz.This study has now progressed to feasibility stage, with study work expected to be completed during FY21.

Outlook for FY21
The key focus in FY21 will be to safely mine the current cutback to produce between 172 300 to 177 700 ounces, while commencing the next planned pushback of the main Hidden Valley pit. Our aim is to also obtain a renewal of the mining lease to support a proposed mine life extension beyond the current plan.

Exploration and projects
SAFE PROFITABLE OUNCES
Mining, in the strictest sense, is an unsustainable activity as it depletes what is ultimately a finite resource.
Given that certain of our assets are mature mines nearing the end of their operational lives, the depletion of our resource base is a very real prospect and a key material risk for the group. It is in this context that exploration and the discovery of economically-viable orebodies suitable for development is vital to the long-term sustainability of Harmony’s business. Only by ensuring a future pipeline of Mineral Resources and Mineral Reserves will Harmony be able to operate profitably, ensure its longevity and create value for all stakeholders in the long term.

FY20 highlights
Exploration and projects
Papua New Guinea

Brownfield exploration at Hidden Valley investigating the optimisation of existing operations and extending mine life	Wafi-Golpu project - currently in feasibility stage although its development has been hampered by permitting delays
South Africa

Kalgold - advanced feasibility study underway aimed at optimising the existing open pit and extending mine life	Brownfield exploration currently underway at several underground operations	Greenfields exploration in progress at Target North

Our approach
Our exploration strategy focuses predominantly on exploring brownfield targets proximate to existing mining infrastructure. The rationale for this being that it is the most effective means of driving short- to medium-term organic ore reserve replacement and growth to support our strategy. We also undertake some greenfield exploration work, largely in Papua New Guinea.
We have limited our exploration programme mainly to South Africa and Papua New Guinea on the basis that we have a firm presence in both countries and, thus, have excellent knowledge of the local geology, government, infrastructure and regulations of both countries.
All Harmony’s projects undergo a robust assessment to determine whether they meet our exploration standards. The criteria include project- and country-related risk profiles, and minimum requirements on the potential size, production profile and investment targets. In addition, we seek out projects that align with our operational imperatives of prioritising safety, maximising in-ground expenditure and drill testing high-priority targets. In this way we can ensure that future projects, once operational, will enable us to meet our long-term strategic objectives.

Our performance FY20

Papua New Guinea	South Africa
R203 million (US$13 million) was spent on
exploration, driven largely by Wafi-Golpu related activities (FY19: R397 million; US$28 million). Expenditure of R183 million
(US$13 million) is planned for FY21
R56 million (US$4 million) was spent on exploration of R96 million (US$7 million) planned for FY21

In FY20, the group spent a total of R259 million (US$17 million) on exploration programmes and project developments. This was a significant decline in expenditure compared to the R498 million (US$35 million) spent in FY19. The regression owed primarily to the impact of the Covid-19 pandemic and the restrictions associated with the national lockdowns, which compelled us to stop all capital exploration drilling projects with immediate effect at the end of March 2020.

Exploration - Papua New Guinea
In FY20, our exploration programme in Papua New Guinea focused principally on brownfield, near-mine exploration aimed at extending the operating life of the Hidden Valley mine, the mining lease of which comprises 502km2 of tenure. We also continued greenfield exploration of our Wafi-Golpu copper-gold deposit.
The exploration work at Hidden Valley focused on a possible down-dip extension of the orebody known as the Webiak prospect, located 7.5km north of Hidden Valley. While no significant gold assays were obtained, results highlighted several zones of coincident anomalous silver-arsenic-antimony-mercury element anomalism consistent with the upper parts of a low sulphidation precious metal system.
A new geological model predicting the continuation of Edie Creek LS epithermal Au-Ag veins - a series of concealed targets under younger volcanic cover sequences - to the northwest of the Hidden Valley progressed to drill testing phase in FY20. Preparation included the construction of seven drill pads, a laydown and foot tracks and the upgrading of an access road. Additionally, a helicopter portable drilling rig was mobilised and a diamond drill hole was completed.
Technical work was also undertaken during the first three-quarters of the financial year to advance orebody knowledge and understanding of the geophysical footprint of the Wafi-Golpu lease area. This included the mapping and surface sampling of targets developed from an integrated model.
However, all exploration work in Papua New Guinea was suspended following the onset of the Covid-19 pandemic, owing primarily to the fact that much of the exploration work is undertaken in proximity to host communities and, thus, the risk of Covid-19 transmission is much higher. Our exploration activities were also constrained by the stipulations of the state of emergency and of Harmony’s self-imposed Covid-19 operating procedures.
We expect the proposed FY21 work programme will be subject to change as we comply with these measures and controls, which include, among others, travel constraints, physical distancing requirements and limits to group gatherings, which particularly affect our engagement with communities, the State, the province and other stakeholders.

Exploration - South Africa
Near-mine and on-mine brownfield exploration, as well as tailings retreatment form the basis of our exploration work in South Africa. In FY20, we continued with several exploration programmes in the country, which in every instance were suspended at the end of March 2020 following the onset of the Covid-19 pandemic and the implementation of the national lockdown.

Kalgold
An advanced feasibility study is underway to determine the viability of expanding the Kalgold open-pit operation (Windmill zone). Six holes totalling 1 929 metres were drilled and an updated Mineral Resource estimate was completed in November 2019.
Exploration aimed at improving the geological understanding of the Kraaipan Greenstone Belt, on which the Kalgold mine is situated, to potentially develop it into a new mineralised province with multiple mining centres was also undertaken. A total of 4 162 auger holes was drilled and 1 902 outcrop samples analysed.
Tshepong operations
High-grade B Reef areas identified at the Tshepong section will be included in the life of mine plan. Results from the 21 exploration boreholes completed in FY20 indicated and confirmed areas of high economic value in the east-north area of the mine.
B Reef exploration began at the Phakisa section during FY18 and seven holes were drilled in FY20. Drill results, combined with historic regional information, continue to improve understanding of the B Reef’s boundaries.
Doornkop
Drilling of long-incline boreholes began in November 2019 to build confidence in the geological model of the South Reef orebody.
Target North
An exploration programme is underway to confirm the geological model of Target North and further define a potential block of well-mineralised Ventersdorp Contact Reef. The surface exploration drilling programme completed one borehole (MAL21), reaching a depth of 3 022.77 metres and intersecting well-developed reef. Deflection drilling has begun.
Joel
Exploration began in November 2019 to facilitate the upgrade of the Mineral Resource to the Indicated level and determine the economic mining limit in the north and northeast areas originally classified as non-depositional zones. Three boreholes were being drilled before the suspension of all exploration activities.

Projects - Papua New Guinea
Wafi-Golpu
The greenfield Wafi-Golpu project, a 50:50 unincorporated joint venture between subsidiaries of Harmony and Newcrest Mining, aims to exploit a high-quality copper-gold resource situated in the highly-prospective Morobe Province of Papua New Guinea. The project is currently in feasibility stage although its development has been hampered by permitting delays.
Key features of the project include:

•	Estimated operating life of mine of more than 28 years (potential to extend to 40 years)

•	Steady-state production, using the block cave mining method, is estimated at 161 000t of copper, 266 000oz of gold (more than 1.4Moz of gold equivalent ounces annually)

•	Above average grades with gold at 0.90g/t and copper at 1.27%

•	Expressed in terms of gold production, all-in sustaining costs are estimated to be US$2 128/oz; for copper, production costs of US$0.26lb are in the lowest decile
Following submission of the Special Mining Lease and Environment Impact Statement applications to the regulators in March 2018 and July 2018 respectively, the Wafi-Golpu joint venture entered into a memorandum of agreement with the State in December 2018, targeting an SML grant by June 2019.
The milestones set for assessment of the Special Mining Lease and Environment Impact Statement applications and associated permitting work streams are not being achieved, and as a result the project permitting roadmap and timeline remain uncertain. Delays in discussions with the State are attributed to the judicial review of the memorandum of agreement initiated by the Governor of the Morobe Province in May 2019. This judicial review was concluded on 11 February 2020 with the National Court dismissing the case on the basis that the State’s withdrawal from the memorandum of agreement rendered the matter nugatory. The stay order issued by the National Court in that connection was lifted. On 20 March 2020, the Morobe Governor appealed the dismissal of the action to the Papua New Guinea Supreme Court, and intends to seek reinstatement of the stay order.
Further, there is ongoing uncertainty with regard to the timing and content of a potential revision of the Mining Act. At the end of February 2020, the Papua New Guinea Chamber of Mines, together with various of its member mining companies, made a presentation to the Department of Mineral Policy and Geohazards Management setting out their grave concerns regarding further proposed changes to the Mining Act. Their presentation was supported by financial models of the impact of those changes on their respective operations. To date, there has been no response from the Department.
The Wafi-Golpu Joint Venture continues to engage with the Papua New Guinea government to proceed with the permitting and approvals process.
The permitting process may be further delayed owing to ongoing mining and fiscal regime reviews.
Once these matters are resolved, the Wafi-Golpu joint venture will be well placed to resume discussion with the Papua New Guinea government.
The Wafi-Golpu project will progress to execution once:

•	SML the environmental impact statement and all other necessary tenements and permits required in support of project development have been granted

•	All required agreements with the State and landowners have been signed

•	All necessary approvals have been received from the boards of directors of the ultimate holding companies of the partners in the joint venture, namely Harmony and Newcrest

•
Initial activities post granting of the special mining lease will focus on development of site access roads and bridges, reconstituting the project team, and the construction of the Nambonga and Watut declines.

Hidden Valley
A large Mineral Resource exists below the current Hidden Valley open-pit mining area, which, if exploited, will add a further 2.5 years onto the current life of mine of 2024 and additional gold production of ~450 000oz. In order to extend the mining area, a suitable tailings storage facility must be determined.
The Hamata open pit has been recognised as a viable option for the storage of tailings and could provide a facility with storage capacity of 10Mt. Hamata falls within mining lease ML151 and is easily accessible but requires completion of mining of Hamata 3 before the dam wall can be built. A feasibility study to determine its suitability is currently being finalised. An updated resource model, open pit optimisations, the design for a further cut back on the Hidden Valley-Kaveroi pit, and an updated operating and capital cost profile are also being undertaken. The technical and financial study is due for completion during FY21, after which an investment decision will be made.

Projects - South Africa
Kalgold
A prefeasibility study to expand monthly plant throughput to 275 000 tonnes (using the current plant) or 300 000 tonnes (by building a new plant) was completed in FY20. The expansion project underway at Kalgold is aimed at optimising and increasing production and is anticipated to progress to feasibility stage in FY21. This will entail the evaluation of building a new 300 000 tonne-a-month plant close to the mining pits while continuing to use the existing plant infrastructure.
Doornkop
A feasibility study was initiated in September 2019 to investigate the viability of continuing to mine the orebody at depth. The project involves consideration of developing new mining levels, adaptation of the ventilation shaft, and alleviation of constraints on the main shaft. An ore handling system incorporating 215 level also needs to be put in place. Approval of the feasibility study, which includes the project scope, costs and timelines, is expected to be made in FY21.
Joel
An expansion project to access the orebody from 137 level is currently underway. This will involve installation of a chairlift decline and a conveyor belt decline. The entire project, including all construction and equipping to access the reef horizon and start stoping, is expected to be completed in FY21.
A prefeasibility study to increase tailings capacity at Joel was also completed in FY20. However, the economics of the project have not made it viable. Instead, possible collaborations with owners of other mining infrastructure in the area will be investigated in FY21.
Moab Khotsong
Three separate expansion projects are being considered or underway at Moab Khotsong:

•
Implementation of the Great Noligwa shaft pillar extraction project, which is based on the partial extraction of reef blocks with a central stabilising pillar to maintain the integrity of both shaft barrels, progressed in FY20 and by financial year-end, 428 metres had been developed. Moreover, refurbishment of the backfill plant was completed and the 73-76 level transfer system commissioned

•
A prefeasibility study to investigate the possibility of mining a new orebody below the current Moab Khotsong middle mine was concluded and indicated that it could contribute positive value through the application of a twin-decline system. A feasibility study has begun but has been delayed by the impact of Covid-19

•
A prefeasibility study to investigate the viability of reclaiming gold from the Mispah 1 tailings storage facility was completed. Pending completion of the acquisition of Mine Waste Solutions and other surface facilities from AngloGold Ashanti, a feasibility study will be conducted to investigate the use of their current infrastructure to circumvent the residue deposition issues identified in the Mispah prefeasibility study

MANAGING OUR SOCIAL AND ENVIRONMENTAL STEWARDSHIP
SOCIO-ECONOMIC DEVELOPMENT

Empowering communities

Creating shared value for the communities impacted by our mining operations is an integral part of Harmony’s business strategy and a key capital. This not only builds our social and relationship capital and ensures our social licence to operate, it also underpins our reputation as a responsible corporate citizen and as a valued partner among the communities where we operate. Harmony strives to create sustainable shared value for our communities. We focus our efforts on sustainably investing in the future of our communities beyond the life of our mines to not only empower them, but also mitigate the impacts of our activities and ensure a positive legacy.

Contributing to the SDGs:
Our environmental activities are also aligned with the United Nations SDGs, most especially those aimed at protecting the planet, combating climate change, restoring the land and protecting biodiversity.

NO POVERTY	QUALITY EDUCATION	SUSTAINABLE CITIES AND COMMUNITIES
Our focus is on implementing broad-based agriculture and viable commercial agricultural ventures to promote food security, sustain livelihoods and contribute to alternative, sustainable economic activities that will endure once mining ceases

-Education is a key aspect of our strategy
-At secondary school level, we promote mathematics, science and technology
-A2At tertiary level and in communities, our focus is to develop entrepreneurial and portable skills, especially in the field of information and communication technology

-The promotion of preferential local procurement and enterprise and supplier development helps to uplift communities and sustain them economically
-C2Infrastructure projects (roads in South Africa and water and sanitation in Papua New Guinea) help to enhance community resilience and functionality

OUR APPROACH TO SOCIO-ECONOMIC DEVELOPMENT
In striving to create sustainable shared value for our communities, we understand that the dynamics and the needs of communities are ever evolving and so any meaningful and sustainable socio-economic development we pioneer and implement requires far more than a one-dimensional, static strategy. It is for this reason that our approach to socio-economic development is multi-faceted so that we focus our efforts on implementing programmes and creating opportunities that will uplift and empower local communities, and make a positive and lasting contribution in the regions in which we operate.
It is in this context that our socio-economic development programme commits to:

•	contribute to areas that will have the most meaningful socio-economic impact on our communities, namely infrastructure, education and skills development, job creation and entrepreneurial development

•	enhance broad-based local and community economic empowerment and enterprise development initiatives

•	facilitate socio-economic development in local communities by means of our social and labour plans (SLPs) and our corporate social responsibility programmes

•	support arts, culture, and sports and recreation

•	build relationships based on trust with our host communities, the basis of which must be transparent dialogue and the delivery of mutually-agreed promises

GOVERNANCE
The social and ethics committee of the board oversees the policy and strategies pertaining to socio-economic development and corporate social responsibility, as well as to public safety. Responsibility for implementation of related policies vests with the management team and the executive responsible for sustainable development. Discipline-specific policies are supported by guidelines and standards which inform the development of site-specific management systems, which are aligned overall with our sustainable development framework.
We have also formalised our governance approach to social investment. A local economic development strategy, together with an accompanying operating procedure and strategy for investing in mine community development, are in place so that related processes and systems are well institutionalised within the company. This helps to ensure that projects are rolled out responsibly and successfully with a view to their sustainability.

OUR PERFORMANCE FY20
Harmony broadly defines socio-economic development as all activities and initiatives undertaken - with the assistance of local resources, ideas and skills - to stimulate social and economic growth and upliftment, particularly of the local communities impacted by our operations. The desired outcome of this is the creation of employment opportunities, poverty alleviation and reduction of inequality while attracting external investment, all of which are important in creating sustainable local economies.
We aim to improve quality of life through mine community development spend of not less than 1% of net profit after tax. In FY20, total group spend on mine community development, preferential/local procurement, enterprise development and corporate social investment was R10.44 billion (FY19: R8.7 billion) - R112 million on community projects and social investment and R10.3 billion on procurement and enterprise development (FY19: R88 million, R11.5 billion respectively).

Socio-economic development expenditure - FY20

	Investing in our social licence to operate	Preferential/local procurement	Enterprise and supplier development	Corporate social investment
Group approach	Identified mine community development initiatives aimed at stimulating socio-economic growth and development	Strategy in place to promote procurement spend to stimulate economic activity in local host communities with a focus on empowering women and youth	New approved strategy to promote and develop local enterprise	Supplements other socio-economic activities and initiatives to generate positive impacts and outcomes
South Africa	Governed by the Mining Charter and related social and labour plans	Focus on black economic empowerment and driven by the Mining Charter	Providing procurement opportunities to small and medium sized black-owned businesses	Focused on: -education -socio-economic advancement -health -arts, culture, sports and recreation
Spend:	R65.2 million	R5.08 billion*	R1.55 billion	R10.6 million
Papua New Guinea	Activities governed by the memorandum of agreement with various levels of government Focused on: -community infrastructure -health programmes -community agriculture programmes	Aligned with terms of the memorandum of agreement for localised procurement within the Morobe Province	Aligned with terms of memorandum of agreement for procurement in country	Included in activities relating to our social licence to operate
Spend:	R36.5 million (US$2.15 million)	R2.5 billion (US$145 million)	R1.2 billion (US$71 million)
*Spend with companies having black economic empowerment shareholdings of at least 25% + one vote or higher as well as BEE level 4 compliance
Socio-economic development - investing in our social licence to operate
During the financial year we continued to uplift and empower local communities to become self-sustaining, acting as a catalyst for economic growth while creating alternative economies to support communities once mining ceases.

South Africa
The implementation of our socio-economic strategy is influenced, to varying degrees, by national legislative requirements and the needs communicated to us by the communities. In the case of South Africa, our strategy is largely dictated by the requirements of Regulation 42 of the Mineral and Petroleum Resources Development Act. This stipulates that a mining right can only be granted if a social and labour plan has been submitted to the Department of Mineral Resources and Energy.
Social and labour plans are five-year-long programmes that incorporate all local development initiatives that are executed in terms of the Mining Charter, the Act, and the Codes of Good Practice for the Minerals Industry.
Harmony is presently in the middle of the third generation five-year (2018-2022) social and labour plan. The total financial commitment for mine community development is R268 million, of which R65.2 million was spent in FY20. This brings total spend to date to R108 million for the third-generation commitments. See diagram below of annual expenditure since FY16 and planned expenditure for the next three years.
Owing to the national lockdown, an additional three months were implemented to complete projects which could not have been done during this period. An additional R5.6 million will be spent during the first quarter of FY21 to accommodate for the completion of these projects, which will bring the amount spent up to R70.8 million. This constitutes a 90% achievement against the planned investment for mine community development.

South Africa - actual and planned annual investment in mine community development for the social and labour plans
*    Includes Moab Khotsong from FY19 onwards
**     Planned investment in FY22 and FY23 is expected to decline as several mines reach the end of their operating lives

We continued to focus primarily on the following four areas, which we believe can affect the greatest, most sustained social upliftment in our communities: SMME and youth development, infrastructure, agriculture and information and/or communication technology.

Rationale for focus areas of third generation social and labour plan projects	Expenditure in FY20

Youth and small, medium and micro enterprise development
Meaningful, long-lasting socio-economic development can only be achieved by empowering individuals and communities with the most appropriate skills and resources. The upskilling of the youth and the nurturing of small, medium and micro enterprises within our communities is thus the priority focus of our mine community development plan. Our related initiatives range from incubation hubs, where we provide support and resources to companies, particularly those owned by young and female entrepreneurs, to the provision of workshops and commercial spaces in which these companies can conduct their businesses.
R31.61 million

Agriculture
For most in our poorest communities, obtaining fresh, healthy food is not always possible, particularly from a cost perspective. To help alleviate this hardship, the second pillar of our mine community development strategy focuses on promoting agricultural initiatives - both broad-based livelihood and commercial ventures. Not only does this ensure improved access to healthy food, which will promote better health and well-being in our communities, the sale of excess produce also assists in alleviating poverty.
R8.15 million

Infrastructure
Infrastructure plays an important role in facilitating the upliftment of communities. Harmony believes that good road infrastructure is particularly vital as it allows ease of movement of goods and people and it promotes economic activity. Infrastructure projects themselves generate employment opportunities. It is on this basis that we have embarked on an infrastructure programme to improve the roads connecting our host communities with the larger towns in the Free State.
R25.24 million

Information communication technology
In this modern, technological-driven age, access to the internet, and particularly computers, is an absolute necessity. To help our host communities access such technology, we have introduced a mobile computer centre that can be accessed by young residents or fledgling businesses.
R0.21 million

Third generation social and labour plan projects: Expenditure by province and focus areas for FY19 and FY20
Highlights of the socio-economic development projects underway during FY20 were the road construction and agricultural projects in the Free State and the agricultural projects in Gauteng and North West Province. Harmony also implemented outreach programmes in our labour sending areas, particularly in Lesotho and the Eastern Cape.
Separate more detailed schedules of the social and labour plan projects undertaken in FY19 and FY20, their impact, beneficiaries and cost, are available online as part of our annual report suite. See Social and labour plan projects - FY20 and Social and labour plan projects completed - FY19, which are both available at www.har.co.za.

Socio-economic closure planning
A key consideration in our planning for socio-economic development is how to mitigate the potential impact of mine closures on our communities. This is especially the case in the Free State region where several mines are approaching the end of their operating lives. Many of our socio-economic initiatives consider establishing alternative economic activities and means of livelihood that can be sustained post-mining. This includes an emphasis on stimulating small- and medium-enterprise development as well as portable skills training to empower both employees and the communities as a collective.
We also use our land rehabilitation strategy, which is outlined in the Environmental management and stewardship section, as a means of facilitating alternative economic development initiatives. Given the land available under our control, we are able to support food security and poverty alleviation through agricultural initiatives. To this end, we have forged a partnership with Unigrain to rehabilitate mine-impacted land to high-quality agricultural standards while addressing the global grain supply shortage. We expect to implement this project in Welkom in the next financial year. Similarly, Harmony has signed a memorandum of understanding to promote commercial agricultural production as a final land use in our Tsolo host community in the Eastern Cape. A feasibility study is also being conducted currently in the Free State to determine how best to commercialise agricultural opportunities to introduce into the Tiger Brands procurement chain.

Stakeholder engagement
In terms of stakeholder engagement, Harmony believes it is crucial to build trust and maintain positive relationships with host communities as well as with other stakeholders, including the South African government. This has, however, not always been the case. In the past, stakeholder engagement was issues-based, particularly in meeting communities’ expectations in relation to the pace of implementation of projects and of the transformation of procurement policies. To address this, from the beginning of 2019 and continuing in FY20, Harmony established social and labour plan update forums in each of our host communities through which community members can engage directly with a company representative. Representatives from the municipalities, traditional authorities, communities and local business forums are also members of these structures, depending on the dynamics of the particular location. This exercise was interrupted, however, by the current pandemic.
The purpose of these forums is to share information with communities on progress being made on project implementation, to test their needs and expectations, and to try and manage their perceptions of what Harmony can deliver. This initiative has had a largely positive impact on our community stakeholder engagements and has helped to promote a better understanding of the issues and concerns on the part of participants. During FY20 there were fewer disruptions, upheaval and discontent expressed by community members.

Impact of Covid-19 in South Africa
The black swan event of the Covid-19 pandemic and the subsequent socio-economic lockdowns that were enforced from 27 March had a significant impact on Harmony’s ability to fulfil its socio-economic commitments for FY20. Owing to the national lockdown, some of the projects could not be completed, however an additional 7% were spent during the first three months of the new financial year to accommodate for the lockdown period. Harmony was thus able to spend 90% of its full R78 million budgeted financial commitment.
The lockdown imposed on South Africa, particularly levels 5 and 4, effectively restricted the movement of most people in the country and, thus, prevented Harmony and its partners from accessing sites and completing projects. Although the lockdown curtailed engagement with stakeholders, suppliers and service providers, resulting in some of Harmony’s social and labour plan commitments being delayed, we managed - with the approval of the Department of Mineral Resources and Energy - to accelerate implementation of these projects. We anticipate completing the remaining 17% spend by the end of September 2020. However, the Department of Mineral Resources and Energy proactively recognised the impacts of the pandemic and passed regulations extending the compliance date relative to the period of lockdown.
While Covid-19 has wreaked socio-economic havoc, the pandemic has come with a silver lining of sorts as it presented Harmony with the opportunity to become far more relevant to communities. In particular, we have supported the most impoverished members of our host communities - the Matlosana Local Municipality in North West Province in particular - by providing essential goods such as food packages, sanitation supplies, fresh water and face masks. We also provided personal protective equipment to hospitals in host communities. In addition, we looked beyond our immediate communities and donated care kits to the Amampondo Kingdom in the Eastern Cape, a labour-sending area. In total, we contributed R100.5 million towards Covid-19-related equipment, supplies and assistance for both employees and communities.

Papua New Guinea
Harmony has been an established partner and commercial driver of socio-economic development in Papua New Guinea for the past 17 years. Such has been our commitment to growth and development of the country that, by FY20, the Hidden Valley mine alone had directly and indirectly contributed over PGK5 billion (R19 billion; US$1.9 billion) to the regional and national economy over the past 11 years, including PGK556 million (R2.2 billion; US$204 million) in royalties and direct paid taxes. The mine has created around 2 000 jobs, with 73% of the workforce based in the Morobe Province. To date, around PGK1.1 billion (R4.6 billion; US$380 million) have been paid in salaries and wages over the mine’s operating life.
While Harmony has historically pursued socio-economic development projects that focused on the provision of much needed social infrastructure, such as schools and clinics, we have recently revised our strategy to concentrate on agricultural, infrastructure and sustainable energy projects. These are believed to be far more sustainable, given the long-term value they can provide to the communities of the Morobe Province.

Agricultural initiatives
Papua New Guinea has rich and fertile soil that is ideal for the cultivation of sought-after natural products such as coffee and cocoa. Harmony has piloted two agri-business projects that focus on the cultivation of these specific crops. The cocoa and coffee projects are considered sustainable and have already earned accolades. A farmer named Chepan Yaling from one of the Wafi-Golpu-supported co-operative farmer groups of the Lower Watut won a gold award for his cocoa at the latest provincial Cocoa Show of Excellence which showcases farmers’ produce from across Papua New Guinea. Another notable accolade achieved was the Papua New Guinea Chamber of Mines’ recognition of our Mining Chocolate Programme as the industry’s most outstanding humanitarian initiative for 2019.

The Wafi-Golpu cocoa programme
Over the past few years, our cocoa programme has continued to expand to the extent that Harmony now provides support to more than 1 000 cocoa-growing families in the area. In FY20, we cemented our commitment to the programme by:

•	signing a 12-month renewable memorandum of understanding with the Papua New Guinea Cocoa Board to work together to develop the cocoa industry in the project impact area

•
providing assistance, in the form of a storage shed and improved access to water, to the Babuaf Cocoa Farmers’ Cooperative to expand their nursery at Wames so that they could more easily supply planting material to other farmers throughout the project impact area

•	sponsoring the Kumul Bilong Morobe Cocoa Show of Excellence held in Lae in July 2019. This show drew about 5 000 cocoa farmers, distributors and other interested stakeholders from around the country.

•	sponsoring the 2019 Morobe Agricultural Show, which had the added bonus of showcasing our Wafi-Golpu project and our social development programmes in the area
In all, we spent PGK603 772 (US$175 006) on our various cocoa-related initiatives in FY20.
According to the National Cocoa Board, more than 600 hectares are currently under production supplying an estimated 300 tonnes annually and generating estimated annual revenue for the Wafi-Golpu programme farmers of PGK2.1 million. Papua New Guinea, as a whole, produced 35 000 tonnes of cocoa beans during the 2019/2020 harvest.

Wafi-Golpu coffee programme
A similar programme was undertaken to support and promote coffee cultivation around three Yanta villages. In FY20, we distributed tools to Pokwana and Zilani and conducted training on the planting of coffee seedlings. Coffee farmers are progressing with maintenance of their nurseries and clearing of fields in preparation for field planting. Some 74kg of coffee seeds were delivered to farmers in Pokwaluma to be sown in their individual nurseries. This amount of seed is enough to plant 75 hectares of new coffee. In addition, we began discussions with 23 Degrees Coffee Roasters, a speciality coffee company, in Australia regarding a partnership to supply coffee beans from the Morobe Province to corporate markets in Melbourne.
We spent PGK8 250 (US$2 391) on our coffee-related initiatives in FY20.

Infrastructure initiatives
Harmony is frequently presented with opportunities to add value to infrastructure in the Morobe Province. Those infrastructure initiatives with which we have been involved and which provide a snapshot of how we have contributed to host communities around our Hidden Valley operation, include:

•	Maintenance of critical sections of the Lae-Bulolo highway and

•	Wau-Bulolo access road

•	Repair of the Mabung and Kwembu bridges, giving access to landowner villages in the Hidden Valley area and the Hekeng footbridge in the Wafi-Golpu project area

•	Upgrade to the Bulolo police station that included the provision of fencing, and the installation of water supply and sanitation to previously condemned parts of the facility

•	Providing assistance to households in the form of solar lighting kits, biomass stoves and the WonderBag cooking system
In terms of our Wafi-Golpu joint venture, infrastructure projects undertaken included:

•
Provision of clean water, toilets, washing facilities and maintenance training for the villages of Nambongo, Venembele, Hekeng, Bavaga, Gingen, Kendik and Zindaga. These fell under our Water, Sanitation and Hygiene (WaSH) project umbrella

•	Another WaSH project began at Zimake and was approximately 30% complete before work was halted for Covid-19 safety reasons

•	Minor health facility maintenance, some which had started in FY19, was completed at the Wafi Clinic, Zifasing, Zindaga, and Papas Aid Posts during the year, in line with the National Health Standards
A total of PGK1 039 491 (US$301 302) was spent on infrastructure initiatives in Papua New Guinea.

Law enforcement initiative
In January 2020, Harmony signed a memorandum of understanding with the Royal Papua New Guinean Constabulary to regulate the relationship between the two entities and to address issues of law and order in the Wau/Bulolo area of the Morobe Province. In signing that agreement, both Harmony and the police acknowledge the importance of maintaining and preserving good order for a harmonious relationship between the mine and the host communities.

Community stakeholder engagement initiatives
Being committed to communicating in a manner that is open and transparent, in early 2019 Harmony sought a mechanism through which it could allow stakeholders to access up-to-date, verified and relevant news. The result of this was the creation of the Harmony Hidden Valley facebook page to provide stakeholders - particularly employees, their families and communities - with information on the company, its activities and initiatives. The page currently has 6 269 followers and its posts have reached more than 382 000 people, particularly the communities in Lae and the Morobe province.
As the page grows, the Hidden Valley team has shared its activities within the community and will in future be using the page to advertise job vacancies.

Impact of Covid-19 in Papua New Guinea
Unfortunately, implementation of most of our socio-economic development projects in Papua New Guinea slowed or stopped completely in the wake of the global Covid-19 pandemic. In their stead, Harmony pursued several smaller initiatives to alleviate the impact of the virus on our communities. These initiatives included the provision of:
• material to the women of the local villages to make masks
• food parcels
• water and sanitation supplies
The Papua New Guinea team has also endeavoured to educate local communities on the virus, particularly in terms of symptoms, containing its spread and prevention.

Local and preferential procurement
Harmony recognises that procurement and enterprise development are key mechanisms through which we can develop and support our social capital performance. Not only does strategic procurement facilitate job creation and entrepreneurial development, it also supports the sustainable socio-economic development of the communities and the regions in which we operate - all of which are pillars of supporting and maintaining a healthy and robust social capital. Positive social capital reinforces a thriving eco-system in which our business and stakeholders can thrive.

South Africa
Harmony pursues a preferential procurement and enterprise and supplier development strategy that prioritises spend in local and host communities. Our preferential procurement strategy focuses on three areas, namely:

•
Supporting existing non-compliant suppliers (those who do not comply with the minimum black economic empowerment ownership targets set out in Mining Charter III) to comply and transform, or moving procurement spend to compliant suppliers

•	Enhancing Harmony’s current supply-chain model and ensuring that preferential procurement is embedded within the sourcing process

•	Creating a pipeline of small and medium enterprises to participate in the supply chain with an emphasis on women and youth suppliers of core mining and engineering services
Implementation of this strategy and our enterprise and supplier development framework is conducted through three main work streams, which are overseen by a steering committee. The three work streams respectively comprise category contracts, governance work stream contracts and ring-fenced commodities; as well as enterprise and supplier development. See Enterprise and supplier development further on in this section.
While Harmony has been, and remains, wholly supportive of the South African government’s imperative of encouraging sustainable socio-economic development and facilitating wider participation in the economy, particularly through mechanisms such as procurement, we are cognisant that there are a number of challenges and obstacles inhibiting our ability to fully comply with the new Mining Charter III targets. Not least of these challenges is the limited number of black economic empowerment, historically disadvantaged persons and women- and youth-owned businesses from which Harmony can procure services. The other significant challenge is the limited availability of locally-manufactured goods.
Anticipating these challenges, we revisited our preferential procurement strategy in early 2019 to encourage and ensure full compliance across all areas of procurement. This revised strategy, which was approved by the boards’ social and ethics committee and has support at the highest levels, aims to, where appropriate, move Harmony’s procurement spend from non-compliant suppliers to those that are compliant with the Mining Charter III requirements . In the instances where such a move is not feasible, the revised strategy makes provision for not only partnering with, but also educating, our suppliers on the new Charter definitions and requirements, so that they, in turn, can align their own transformational strategies and achieve higher levels of compliance.
One of our key imperatives of the preferential procurement strategy is to enhance procurement of goods and services from women- and youth-owned businesses, therefore Harmony’s revised procurement strategy includes adjustments in this favour. Not only do our procurement policies and procedures give preference to women- and youth-owned businesses, they also encourage these companies to participate in Harmony’s incubation programmes to enable them to acquire the technical skills that would make them more competitive. Harmony has gone out into the market to identify potential partners who would either be ready to do business or incubated for future business with Harmony.

Wave methodology
As part of this revised strategy, Harmony has devised and implemented a ‘wave methodology’ to address non-compliant segment contracts and suppliers. Essentially, this mechanism is used to assist non-compliant companies improve their compliance credentials by increasing black ownership shareholdings or, alternatively, their broad-based black economic empowerment levels. The term ‘wave methodology’ has been applied to this initiative as it is being implemented in a phased manner with suppliers at various degrees of non-compliance being grouped together and assisted collectively. The first wave, implemented in the third quarter of FY20, targeted 68 initiatives to drive increased ownership or to shift spend to compliant companies or to establish partnerships between companies from empowerment groups and generic large entities without adequate equity empowerment to allow meaningful transfer of scarce skills. The total contract spend for companies participating in this first wave was R1.7 billion.

Mining Charter procurement requirements in South Africa
Mining Charter III emphasises the need to increase the inclusion of historically disadvantaged persons, women, and youth in procurement opportunities, in addition to the Mining Charter II requirements around spend on black economic empowerment-compliant businesses.
There is a strong drive to create South African manufacturing capability through the inclusion of local-content requirements in the procurement targets for mining goods. According to these requirements, mining companies should focus on purchasing mining goods with local content of at least 60% and, after an initial two-year grace period, all goods supplied in the mining supply chain should carry a local content certificate, issued by accredited service providers or South African Bureau of Standards. Expenditure on fuel is no longer included in the overall calculations, which has a significant impact on the scores of larger mines and/or opencast operations.
Mining Charter III now categorises all spend in two categories - mining services and mining goods.
Compliance with Mining Charter III - FY20
While the revisions to Harmony’s procurement strategy did allow us to make significant strides in preferential procurement during FY20, we fell short of achieving full compliance for the procurement of services in terms of Mining Charter III. Regarding the procurement of goods, Harmony performed well, achieving total spend of R14.2 billion (66% of which was preferential procurement). Total procurement expenditure with black economic empowered entities as defined by Mining Charter III was R5.08 billion against total discretionary spend of R7.68 billion. R373 million was spent on 51% black women-owned businesses.
See Mining III - Compliance scorecard

Host communities
We view our preferential procurement strategy as a key mechanism through which we not only further the transformation of our business but, more importantly, help facilitate meaningful transformation of our communities and the broader South African economy. We have a moral and ethical obligation to build capacity, capability and strengthen livelihoods within our host communities. This secures our social licence to operate and further develops our social capital. We believe that the host communities who thrive as a result of our presence and assistance is our ultimate victory.
To this end, beginning in FY19, Harmony has invested considerable time and effort in creating and opening-up opportunities within the supply chain in which our host communities can participate. This proved successful as we opened procurement opportunities to host community vendors who were awarded contracts for a combined total value of R1.365 billion in FY20.

Supplier days
In endeavouring to connect more with businesses in host communities, Harmony has held supplier engagement days since 2018. Such has been the success of this initiative that, since January 2019, Harmony has created and paid 166 new vendors with spend totalling R202 million. Of these new vendors, 41 were compliant black-owned vendors (spend of R138 million), and of these 23 were 100% black-owned (spend of R43 million).
While the aim of these supplier days in FY19 was largely to introduce Harmony to local suppliers in our host communities, in FY20 we progressed to the second stage of our theme-based approach and focused on introducing our preferential procurement strategy and environmental, sustainability and governance framework to local businesses. We have also used this as a platform to discuss partnerships, opportunities, contracting opportunities, and, most importantly, how women- and youth-owned companies can participate.
Unfortunately, owing to the outbreak of the Covid-19 pandemic and subsequent lockdown, Harmony was only able to host one of these second theme supplier days. Nevertheless, that supplier day, which was hosted on 21 February 2020 in Matjhabeng, was a success with the participation of 200 local businesses, representatives from the Department of Mineral Resources and Energy, and a few other mining companies operational in the area.

Papua New Guinea
The local content and procurement policy in Papua New Guinea has remained stable for several years. Local content requirements - inasmuch as they formally exist in the country - are effectively embedded within the benefit sharing arrangements that are negotiated and agreed on a project-by-project basis between firms, government authorities (local, regional and national) and local communities. Our arrangement in this regard is to contract local companies and procure goods wherever possible. We target major contracts that will have the most beneficial impact on local communities and landowner groups in the region of our operation. We do this with the understanding that it is major contracts that have the most beneficial impact on the socio-economic development of our communities and the broader country of Papua New Guinea, and also substantially contribute to our social licence to operate there.
Procurement expenditure by our Papua New Guinea assets in FY20 amounted to R3.9 billion or US$231 million (FY19: R3.59 billion or US$233 million) of which R2.47 billion or US$145 million (FY19: R2.20 billion or US$164 million) was spent within Papua New Guinea. Of this amount R697 million or US$41 million (FY19: R1.1 billion or US$82 million) was spent in the Morobe Province. Harmony awarded contracts to local landowner companies for a diverse range of goods and services including earthmoving equipment hire, catering and accommodation, security services, bus transport and labour hire.

Mining Amendment Bill 2020
At the time of writing, Papua New Guinea’s legislative and regulatory environment is undergoing profound transformation, driven by the ‘take back Papua New Guinea’ agenda of recently-elected Prime Minister James Marape.

Impact of Covid-19 on procurement in South Africa
The spread of the Covid-19 pandemic to South Africa in March 2020 had a profound impact on Harmony during the second half of the reporting year, particularly in the area of procurement. While we were able to stockpile certain goods critical to our operations just before the lockdown was enforced on 27 March, there was a pronounced shortage in the availability of certain other products with a resultant increase in prices. This was particularly the case for personal protective equipment. Supply restrictions compelled Harmony to buy from new or unknown suppliers. Extended delivery lead times also posed significant challenges.
What was of greater concern, however, was the impact of the pandemic and the resultant lockdown on our supplier base, particularly those operating within host communities. There was, and remains, a deep concern that some of our local suppliers may not be able to survive the effects of the lockdown. To help alleviate their challenges, Harmony has lowered the interest rate on small loans made through our Leano initiative, issued payment holidays on instalments for small and medium enterprises and companies owned by historically disadvantaged persons, and provided a special seven-day payment term for our black economic empowerment micro-enterprises to assist them with their cash flows. In addition, interest charges were suspended for the duration of the lockdown. The cash flow relief stemming from this amounted to almost R3 million.
To mitigate the worst effects of the pandemic, Harmony issued force majeure letters to both large and small suppliers who were not classified as essential service providers. This was done to protect both Harmony and the companies against defaulting on contracts during the lockdown. In the event the goods and services from the companies are demanded again during the lockdown period, the force majeure will be lifted, and an essential services letter will be issued accordingly.
Harmony’s suppliers also benefited from a Government relief programme through which an initial grant of R25 000 was provided along with other financial support through the Unemployment Insurance Fund.

Harmony supplier development consolidate framework

Enterprise and supplier development
South Africa
Harmony’s enterprise and supplier development programme aims to ensure local black-owned small businesses benefit from our presence in their communities. To this end, we facilitate various processes to support new local black-owned small business entrants. The enterprise and supplier development framework focuses on creating sustainable businesses in host communities and shifting procurement spend to compliant suppliers who meet the minimum black economic empowerment ownership targets set out in Mining Charter III.
As a part of our inclusive procurement approach, particularly those relating to the procurement of goods and services from women- and youth-owned businesses and of local content, Harmony honed its enterprise and supplier development strategy to address these specific areas. The updated strategy focuses on promoting three areas of procurement, all of which will not only facilitate the development of fledgling businesses but will also close any gaps where Harmony may be falling short in its procurement commitments and targets.
These three areas are:

•
Localisation - given the need to increase the percentage of the local content and value add of goods procured, Harmony has agreed to include several local manufacturers in its enterprise and supplier development programme so that value chains may be opened and accessible to Harmony suppliers

•	Industrialisation - this will focus on fostering the establishment of new, local competitive industries, particularly in the realm of manufacturing

•
Supplier development - Harmony is working with its small, medium and micro enterprise suppliers to meet minimum quality standards in order to encourage and facilitate their progression to national and international suppliers

In the FY20, 342 new vendors were registered and included in our supplier database. These companies were awarded opportunities worth more than R225 million.

Lepharo incubator programme
Another new addition to our enterprise and supplier development programme in FY20 was the introduction of an entrepreneur incubation programme, which is being undertaken in partnership with the Lepharo incubator programme. Its aim is to assist the development of promising 100% black-, women- and youth-owned enterprises into suppliers of key mining and manufacturing commodities and services. Enterprises operating in the following areas were encouraged to apply:

•	Mining and related value chain

•	Fuel and chemicals

•	Metal commodities

•	Engineering products and services

•	Manufacturing of mining related products

The Lepharo fund and incubation programme is an industry-wide, cross-sectoral initiative that is based on collaboration. In addition to Harmony, other companies involved include Sibanye-Stillwater, Exxaro and Absa.

Leano funding initiative
Progress of the Leano funding initiative was hampered considerably in FY20 due to the Covid-19 pandemic. This initiative was launched in 2016 to assist local host community suppliers raise start-up finance and technical assistance. While the fund has approved 144 loans to the value of
R25.8 million since inception, only 32 loans with a value of R7.1 million were approved in FY20.

Corporate social investment
Harmony’s corporate social investment policy recognises the need for such investment in South Africa and Papua New Guinea, particularly in host communities and labour-sending areas. Our corporate social investment initiatives are in addition to our commitments and spend on our social and labour plans in South Africa. The main focus areas for our corporate social investment include:

•	Education

•	Health

•	Sports recreation, arts and culture

•	Socio-economic development
In FY20, R10.6 million (US$0.68 million) was spent in total on corporate social investment projects in South Africa (FY19: R10.6 million or US$0.75 million). This amount includes three elements: donations (corporate social investment); donations to the Harmony Community Trust; and sponsorships.
In addition, Harmony continued to support these non-profit organizations:

•
Enactus, which promotes the development of entrepreneurial skills at the tertiary education level and was identified as a constructive way to assist in combating unemployment, poverty and inequality. Harmony remains a platinum sponsor

•	South African Agency for Science and Technology Advancement (SAASTA), which is active in 20 high schools, advancing the subjects of science, technology and mathematics
While we have always conducted research, consulted with communities to understand their needs and requirements, and engaged with various municipal structures when identifying corporate social investment projects, our approach has been somewhat reactive. In FY20, we resolved to alter our approach to become far more proactive. Rather than wait for our host communities to suggest suitable projects, we have devised a new corporate social investment strategy that aims to be both more proactive and to focus on legacy projects. These projects are intended to develop much-needed skills among the youth of our host communities and to assist in their search for employment opportunities. This, we believe, will have a far more beneficial and long-lasting impact on poverty alleviation and social advancement. Unfortunately, due to the Covid-19 pandemic and associated lockdown, this new strategy could not be fully implemented in FY20.

Community stakeholder engagement initiatives
Harmony has, historically, engaged with local communities in a more reactive manner compared to other key stakeholders. Recognising the need for change, in mid-2019, we initiated the social facilitation project to set up inclusive and legitimate community engagement structures through which we can proactively engage with our host communities. The purpose of these engagement structures is to:

•	ensure a primary means for formal community engagement in the areas that host our operations or projects

•	align and co-ordinate stakeholder engagement efforts across all our operations

•	create shared value and sustain our social licence to operate
Through this social facilitation project, we have developed a governance framework for community stakeholder engagement to ensure that the community structures we have in place are recognised by host communities as being legitimate and inclusive. During the first six months of FY20, Harmony canvassed local communities and obtained buy-in from local municipalities, traditional leaders and community-based organizations. While we were ready to launch three of the six structures in the third quarter of the year, the Covid-19 related lockdown forced us to pause the launch project. The three areas waiting to be launched are the Lejweleputswa district municipality in the Free State, the Mogale City local municipality in Gauteng and the City of Matlosana local municipality in the North West Province.
In the interim, we continue to work and build capacity in readiness to launch these structures once lockdown has been eased. A skills audit is being done to highlight development and training areas to be addressed among nominated community representatives and to ensure the effectiveness of these structures.

Public safety
There were no major incidents nor were any serious concerns raised during the year in relation to road transport and radiation exposure, which together with dust, are the primary public and community safety risks associated with our operations.
All Free State operations, including Margaret Shaft, completed and submitted assessments in FY20. No significant incidents were reported.

Impact of Covid-19 on corporate social investment in South Africa
The Covid-19 pandemic and associated lockdown imposed to lessen the spread of the virus, left many communities vulnerable without any source of income. Some families did not have food to put on the table. To alleviate some of the hardships being experienced, Harmony assisted affected families within our communities by providing food parcels, care kits and face masks. The target for food parcels was child and/or youth-headed households, while the target for care kits was senior citizens and child-headed households. Much of this work continues into FY21.
Between the start of the lockdown on 27 March 2020 until the end of FY20, Harmony provided the following assistance to host communities:
Gauteng
-Provided food parcels to 1 699 child-headed households
-Donated 3 000 care product kits and face masks. These were distributed to senior citizens and child-headed households
-Provided 100 mattresses to the Merafong municipality to assist in accommodating the homeless in a local community hall
-Empowered one local supplier by procuring 2 500 face masks
Free State
-Provided 1 200 food parcels to vulnerable families in the Matjhabeng and Masilonyana municipalities
-Donated 3 000 care product kits and face masks to senior citizens and child-headed households
North West Province
-Provided food parcels to 915 child-headed households
-Donated 3 270 face masks to the Triest training centre for people with intellectual disabilities and to the departments of Social Development and of Health for distribution to senior citizens in the Matlosana and Ratlou communities
-Donated 1 000 hand sanitisers to the Ratlou community
-Provided shelter and food to 100 homeless people in the Matlosana community
-Empowered two local, historically disadvantaged person-related companies by procuring food parcels
-Empowered one local supplier from Madibogo by procuring 1 000 face masks
-Provided diesel to a local hospital in Matlosana
Additionally, nine local historically disadvantaged suppliers were empowered through the procurement of essential items.

OUTLOOK FY21
Socio-economic development
We will maintain our focus on and continue with our infrastructure development, enterprise development, agricultural and educational programmes.
Procurement and enterprise development
Work will continue on the new entrepreneur incubation programme to support and nurture fledgling enterprises to become suppliers of mining and manufacturing commodities and services. We will also focus on expanding their market access, both within Harmony and beyond, by means of additional value chain channels.
Corporate social investment
The South African socio-economic landscape as it was at the start of FY20 has altered irrevocably, as have the challenges we face. It is in this context, that going into FY21, the corporate social investment team will re-evaluate its priorities. Our ultimate objective will be to ease the scars that will be left by this pandemic.

ENVIRONMENTAL MANAGEMENT AND STEWARDSHIP
PROTECTING OUR LANDSCAPE

CONTRIBUTING TO THE SDGs:
Our environmental activities are also aligned with the United Nations SDGs, most especially those aimed at protecting the planet, combatting climate change, restoring the land and protecting biodiversity.

RESPONSIBLE CONSUMPTION AND PRODUCTION	CLIMATE ACTION	LIFE ON LAND	LIFE BELOW WATER
• Water and energy efficiency programmes to optimise usage • Efficient and responsible waste management, including tailings disposal	• Energy efficiency programmes to optimise usage efficiencies and limit related emissions • Renewable (solar) energy programme in South Africa	• Focused rehabilitation programme to restore land to viability post-mining • Biodiversity action plans being developed to similarly restore biodiversity and limit losses
•    The aim of this goal is to conserve and sustainably use the oceans, seas and marine resources for sustainable development
•    Taking all possible steps to prevent any harm to the ocean and marine life as a result of the deep see tailings placement for the Wafi-Golpu project

Mining, by its very nature, is a destructive activity involving the exploitation and extraction of natural minerals from the earth. Land is disturbed; water is consumed and its quality potentially affected; dust is generated; wastes are discharged; and greenhouse gases are emitted. Harmony fully recognises and appreciates the significant impact of our activities, not only on the natural environment, but also on our surrounding communities.

Our principal environmental concerns include:

•	Our environmental footprint, biodiversity and conservation

•	Energy consumption and greenhouse gas emissions (climate change)

•	Water consumption and management

•	Waste generation and management

•	Air quality

•	Regulatory compliance

OUR APPROACH TO ENVIRONMENTAL MANAGEMENT AND STEWARDSHIP
Natural capital is one of the six capitals upon which our business is based and our value measured. Yet, the very success of our business ultimately depends on a process that effectively erodes that natural capital. That is not to say, however, that environmental impacts caused by mining cannot be managed, mitigated or, in some cases, avoided entirely.
Given that context, Harmony has adopted an approach to environmental management and stewardship that aims to have the most minimal impact on the natural surroundings of our operations that is feasible, and to preserve our natural capital to the utmost degree. To achieve this, we have the ideal of excellence in environmental performance that underpins our business strategy. We aim to conduct our mining activities and associated processes in a manner that not only complies with environmental legislation but that is also responsible and considerate of the environment and our communities. Moreover, we seek to serve as a responsible steward of natural resources and the environment in the areas in which we operate. Not only is this a moral imperative, it also makes good business sense: mitigating our environmental impact not only reduces operating costs and our exposure to risk, it also assists our long-term objective of leaving a positive post-mining legacy.

Our approach is guided by our environmental management and stewardship policy, as contained within Harmony’s sustainable development framework. This policy is underpinned by the following commitments:

•	Preventing pollution where practicable wherever we operate or otherwise minimising, mitigating and remediating the harmful effects of our operation on the environment

•	Compliance with applicable host country environmental laws and regulations

•	Promoting active partnerships with government, community, labour and non-governmental organisations for environmental protection and conservation at international, national, regional and local levels

◦	Continual improvement that is driven by environmental management systems that focus on

◦	setting and achieving targets that promote the efficient use of resources and that reduce environmental exposure, and reporting on progress made to relevant internal and external stakeholders

◦	managing hazardous substances safely and responsibly

•	Contributing to biodiversity protection and considering ecological values and land-use aspects in investment, operational and closure activities

•	Ensuring transparent communications with our communities on environmental issues
Our environmental strategy is supported by our board-approved environmental policy, available at www.harmony.co.za/ sustainability/governance#policies.

GOVERNANCE
Our social and ethics committee oversees Harmony’s environmental strategy and performance, while the executive responsible for the sustainable development and environmental leadership teams motivates environmental improvement strategically at group level. General managers are accountable for environmental management at each operation in terms of annual environmental management plans that identify opportunities for improvement.
Operations are guided by technical and performance standards, which are incorporated into environmental management systems and implemented in line with ISO 14001. Environmental management programmes include detailed closure plans for each operation within five years of planned closure to expedite beneficial post-mining land use and activities to ensure sustainable community livelihoods.
Nine of our South African operations are ISO 14001-compliant, including Kalgold, with only Unisel and Bambanani not being certified. This is on account of the fact that these mines are nearing the end of their operating lives. The Harmony One plant is also certified but Central and Saaiplaas are not, although it is our intention to achieve certification for these plants in FY21. Improvements are noted year on year. In Papua New Guinea, Hidden Valley’s environmental management plan is aligned with the ISO 14001 standard.
All new employees, in both South Africa and Papua New Guinea, receive environmental awareness training, which is reinforced by leadership training courses and monthly initiatives.

ENVIRONMENTAL RISK MATRIX
So important is our natural capital and environmental management strategy that we have devised an environmental risk matrix, which is included in our corporate risk register, that details the most significant threats to our business, employees and communities over the medium to long term.
Climate change is undoubtedly the most serious environmental risk confronting our business. At the very least, climate change will affect Harmony’s future operating costs, infrastructure requirements, operations and operating conditions, host communities, and supply chain.
Material climate-related risks - which could result in substantive financial impacts - include safety (considering aspects such as increasing ambient temperatures and flash flooding), regulatory changes (such as South Africa’s newly introduced carbon tax regulations and the Climate Change (Management Act of 19 of 2015), and major infrastructure incidents such as those caused by flash flooding. A substantive financial impact is defined as approximately R10 million which equates to an average loss of one day of production at a typical Harmony operation. Moreover, it is estimated that the impact to our business from a carbon tax perspective will be between R300 million and R500 million by 2030.
For more information on climate-related risks see the TCFD Report 2020.
Water is the primary medium through which we will feel the effects of climate change, and thus is another key environmental risk to the business. Harmony has conducted its scenario analysis and water is a likely risk either from extreme storm events or extreme drought events, increases in temperatures which could affect underground ambient temperatures and possible food security risks. Water availability is becoming less predictable in many places, particularly in some regions in which we operate such as South Africa.
Land degradation is also a major contributor to climate change and, therefore, a significant risk in our environmental risk matrix. Land degradation generally results in poorer vegetation cover which exacerbates the ability of fewer plants to sequester carbon; increases the likelihood of soil erosion during rain and dust storms which is detrimental to high arable land in particular; and it shrinks the diversity within biodiversity.

LEGISLATIVE FRAMEWORK
At the time of writing, the legislative frameworks governing and regulating the mining industry in both South Africa and Papua New Guinea, were in a state of flux with several new bills and amendment bills, as well as new draft policies, before the respective parliaments. While a delay in promulgating these pieces of legislation has been inevitable owing to the onset of the Covid-19 global pandemic, it has had the effect of prolonging regulatory uncertainty in both countries, particularly in terms of the regulated management and reporting of environmental impacts in and surrounding mining operations. A list of the various bills and their associated implications for our business are provided below.

South Africa
In March 2020, the Minister of Mineral Resources and Energy published an amendment to the regulations governing the Mineral and Petroleum Resources Development Act. A notable feature of the amended regulations was the repeal of sections dealing with rehabilitation, mine closure and financial provision. This was done on the basis that these particular issues are addressed through the National Environmental Management Act. However, implementation of the Financial Provision Regulations, which had been drafted to support and regulate the rehabilitation, mine closure and financial provision sections of National Environmental Management Act, has been deferred to June 2021. Regardless of the delay, Harmony has maintained its current mandate to continue its rehabilitation programme which focuses on rehabilitating old mining areas and tailings dams. Further to this, Harmony has fully funded its environmental liability for its South African operations.
The National Environmental Management Laws Amendment Bill is still under consideration by the National Council of Provinces. The main impact of this Bill concerns the Financial Provision Regulations, which, as noted above, regulate the closure and rehabilitation of mines. Moreover, the Bill seeks to remove residue stockpiles and deposits from the ambit of the National Environmental Management Waste Act and rather place it under the National Environmental Management Act.
Harmony analysed the implications of the Carbon Tax Act, the regulations of which were implemented in June 2019, and, in response, raised an impairment. Further to this, we are in the process of modelling the carbon tax implications for our business plans and our operational life-of-mine plans.

Papua New Guinea
While the main piece of legislation governing environmental regulation in Papua New Guinea - the Environment Act 2000 - is still valid and continues to apply, several national policy changes are currently under consideration. These include:

•	A revised mine closure policy with provision for financial assurance as security for closure costs

•	The introduction of a biodiversity offsets policy, which includes a mechanism for biodiversity offset payments to support national biodiversity incentives

•
The introduction of a National Oceans Policy, which aims to develop and establish an integrated ocean management system and will include consideration of issues associated with offshore mining and extractive industries and deep-sea tailings placement in order to safeguard the health of Papua New Guinea

Aside from these policy changes, the legal standing of the new guidelines on mine closure and rehabilitation that were issued by the Mineral Resources Authority of Papua New Guinea in September 2019 is currently under assessment.
Hidden Valley’s environment management plan for the period 2018-2020 was approved by the Conservation and Environment Protection Authority in August 2019.

OUR PERFORMANCE FY20
We spent a total of R161 million (US$10.3 million) (FY19: R199 million or US$14.2 million) on our group environmental portfolio in FY20. The decline in environmental-related expenditure owed mainly to the fact that:

•	all capital expenditure on the bio-energy project had been completed in FY19

•	all capital investment in water treatment plants was completed in FY19

•	there were restrictions on movement following the Covid-19-related national lockdowns in South African and Papua New Guinea

Annual expenditure on our environmental portfolio

	FY20		FY19
	Rand millions	US$ millions	Rand millions	US$ millions
South Africa
Mine rehabilitation projects	64	4.1	90	6.3
Total	62	4.1	79	5.6
Papua New Guinea
Implementation of environmental control	32	2.1	30	2.1
Harmony - Total	159	10.3	199	14.0

Impact of Covid-19
The major impact of Covid-19 was felt in the last quarter of the financial year when national lockdowns were implemented in South Africa and Papua New Guinea.
In terms of our environmental activities in South Africa, the major impact was on our day-to-day activities, which improved as lockdown restrictions were eased, and delays in licensing applications. Of these, those for Kalgold are especially critical and we are engaging with the Department of Minerals and Energy to expedite the process.
Regarding our operations in Papua New Guinea, the main impacts manifested as a rationalisation of our environmental monitoring programmes and a slowing down in the progress of the Wafi-Golpu project permitting process, particularly with those requiring public consultation.

Environmental incidents
Harmony reports its environmental incidents based on a risk matrix that evaluates the severity of the incident against the financial and reputational implications for the group. In FY20, this risk matrix was updated to more adequately reflect the levels of severity, incident descriptions, and financial and legal implications and to align to Harmony’s enterprise risk matrix.

Severity level	Mitigation costs		Reputation impact	Legal impact
5	> R10 million	Irreversible damage to habitat or ecosystem	International condemnation	Potential director liability
4	< R10 million	Significant impact on habitat or ecosystem	National and international concern - non-governmental organisation involved	Very significant fines or prosecutions
3	< R5 million	Longer-term impacts and ecosystem compromised	Adverse media attention - locally/nationally	Breach of legislation and likely consequences from regulator
2	< R1 million	Moderate short-term effects but not affecting ecosystem function	Unresolved local complaints and possible local media attention	Minor breach of legislation
1	< R500 000	Localised affected area of low impact	Local complaints	No major breaches of legislation

In FY20, there was just one reportable incident:

Description
Location
Water overflowed from dam 33 into the Sand River on 6 June 2020. This was a result of an increase in the volumes of water pumped from the Witpan municipal dam into the dam 13 water complex, to sustain the freeboard levels of the municipal dam. This increased volumes and depleted holding capacity in the mines reticulation system resulting in an overflow of excess water into the Sand River.
Monitoring of water quality at the discharge point indicated higher but not adverse concentrations of both untreated municipal effluent and mining process water. Sampling further downstream indicated that the impact of the overflow on the receiving environment was minimal.

Harmony is assisting the Matjhabeng Local Municipality to ensure adequate pumping facilities at the Witpan municipal dam. However, Harmony is not liable for the quality or the quantity of water pumped from the Witpan dam.

Environmental compliance
South Africa
Harmony received two compliance-related notices in FY20:

•
A pre-compliance notice was issued on 3 March 2020 for the Target mine in terms of the National Environmental Management Act on the basis that general waste was not being managed in an appropriate manner and that soil contamination had been observed on site. Proof of remediation was subsequently provided to the Department of Mineral Resources and Energy on 17 March 2020

•
A pre-compliance notice was issued on 25 March 2020 for the old President Steyn South shaft in terms of the National Environmental Management Act as the approved mining area was being used as an illegal domestic dumping site. Remedial measures have been implemented and the waste was removed from site. At the same time, a request was submitted to the municipality to ensure more adequate waste management measures are implemented in the neighbouring communities. Appropriate sign boards will be placed on site to deter further illegal dumping

Papua New Guinea
The spread of the Covid-19 pandemic to Papua New Guinea prevented an environmental audit of the Hidden Valley operation, as requested by the regulator. This audit has been deferred to FY21.

RESPONSIBLE STEWARDSHIP: SUPPLIERS AND MARKET
Suppliers
Suppliers in our expansive supply chain indirectly contribute to our Scope 3 greenhouse gas emissions. It is for this reason, combined with compliance requirements in the National Environmental Management Act (Act 107 as amended), that each supplier that provides goods or services to Harmony is required to adhere to our environmental management clause. By necessitating such compliance, we ensure that companies within our supply chain adhere to laws and regulations governing water and air quality, and will use all reasonable measures to avoid polluting and degrading the environment.
Furthermore, Harmony engaged its top 20 suppliers with the purpose of sensitising them to their carbon and water footprints. Such engagement was undertaken on the basis that their activities, combined with our own mining and processing activities, result in the emission of greenhouse gas and, thus, require re-evaluation to improve processes and reduce the impact of climate change.
Market
Rand Refinery smelts, evaluates, refines and fabricates the gold we produce for investment and retail clients. Harmony has a 10% stake in the organisation, with one of our executive directors performing a role at Rand Refinery as non-executive director and chair of the social and ethics committee. Thus, Rand Refinery is similarly committed to improving its environmental performance and operating to high degree of compliance. Rand Refinery is also committed to internationally-accepted responsible sourcing practices in terms of the London Bullion Market Association Responsible Gold Guidance as well as the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas. The certified gold chain of custody is also audited independently in line with the requirements of independent bodies and enacted legislation.
Rand Refinery is ISO accredited in terms of 45001:2018, which replaced the OHSAS 18001:2007, ISO 9001:2015 and ISO 14001:2015 certification.

Setting environmental targets
Harmony measures and monitors its environmental performance against a set of group environmental targets, which are re-evaluated every five years. The current targets against which we are reporting were implemented in FY18 and will apply through to FY22.
Group environmental targets

		Current targets
		Group aggregate targets
		FY20			FY19
	5-year target: FY18 - FY22 (%)	Actual (%)	Target (%)	Achieved	10-year target: FY18 - FY27 (%)
Energy
Reduce absolute electricity consumption (MW)	5	3	7	✓	7
Electricity intensity (kwh/tonne milled)	5	3	19	✓	7
Total carbon emission intensity reduction (t CO2/tonne milled)	5	3	7	✓	5
Renewable energy (% of total electricity consumed)	10	10	3	x	30% of energy mix
Diesel intensity (kL/tonne milled)	2	1.2	4	✓
Petrol intensity (kL/tonne milled)	2	1.2	10	x
Water
Reduce water used for primary activities (kL)	7	4.2	21.2	✓	80% recycled and zero discharge
Water intensity (kL/tonne milled)	7	4.2	31	✓
Water recycling (%)	6	3.6	16	✓
Waste

Hydrocarbon* recycling (% reduction)	80	80	33	✓	Zero to landfill
Water intensity (kL/tonne milled)	80	6	28	x
Land, biodiversity
Reduce the land impacted footprint (available for rehabilitation)	80	80	33	x	One offset project per region where there is a residual impact
Environmental fines	80	6	28	✓
Implement biodiversity action plans	80	6	28	x
* Hydraulic oil and lubricants
** Timber, steel and plastic

Tailings management
Tailings management is increasingly under the spotlight when considering the broader impact of mining activity. Certainly, the potential for harm to communities and the environment that could be caused by tailings waste and pollutants is a serious business risk, in terms of both potential reputational and financial damages.

South Africa
Harmony currently has 45 tailings storage facilities under management. Our aim is to keep these facilities safe and stable by understanding the mechanism of tailings dam failure - contributors to which include a range of man-made and environmental factors - and implementing measures to avoid failure. The status of each facility - be it operational, re-mined or dormant - determines the management strategy that is applied. In all instances, regular inspections are conducted - in the case of those tailings storage facilities that are operational and being re-mined, such inspections are undertaken daily to facilitate proactive management. The engineering reports are available on our corporate website at https://www.harmony.co.za/responsibility/environment/tailings-management
According to an independent audit undertaken of Harmony’s tailings management in 2019, all our South African operations satisfy the country’s legal requirements. In most instances, our standards exceed legal requirements. The extent of our surveillance and investigative work was noted to be comparable to international standards. However, the independent quarterly inspections did identify three areas of concern, of which immediate remedial action was taken. These included:

•	Target 1: instability on northern flank of the tailings storage facility. Remedial action involved construction of a buttress that was completed in May 2020

•	Central Plant Reclamations: instability on southern flank of Dam 23. Remedial action involved construction of a buttress that was completed in August 2020

•	FSS 8: instability on the tailings storage facility complex compelled us to decommission the facility at the end of November 2019 and the deposition was re-routed to other tailings storage dams

Nature of tailings storage facilities	Tailings management strategy
	Operation	Inspection	Monitoring	Periodic review
Operating (14 locations)	✓	✓	✓	✓
Re-mined (3 locations)	✓	✓
Dormant (28 locations)		✓	✓	✓
Specialist consultants assist with the maintenance and management of our tailings storage facilities and ensure that they meet global best practice in the mining industry. Drone technology is also used to support our monitoring activities for all types of tailings storage facilities.

Papua New Guinea
Hidden Valley features an advanced waste management system, particularly the tailings storage facility, which is something of a landmark as the first large facility of this kind to be operated successfully in Papua New Guinea. This infrastructure has generated positive feedback from stakeholders. The world-class tailings storage facility, designed according to Australian National Committee on Large Dams specifications, stores tailings and wastewater before its reuse in the process plant or treatment and discharge to the environment.
Given the climate of the area and the site’s positive water balance, there is a heightened risk of a breach in the dam wall in periods of excessive rainfall. In response to this risk, we have installed an early warning system to notify villages downstream of the facility in the unlikely event of a breach of the tailings dam. Our early warning system also makes use of text messages, which are sent to all potentially-affected community members.
We have taken extensive measures to inform the villages of the early-warning system and to explain what should be done in the event of an incident and the sounding of the siren. An intensive community education campaign was also undertaken to explain the risks associated with living downstream of the Hidden Valley operation and a site-visit held with community leaders and regulatory agencies to explain the design, operation and management of the structure. We are confident that we are making headway with this education programme and that our communities have a better understanding of the risks (and benefits) of living downstream of our operation.
Regrettably, no further progress was made in certifying Hidden Valley against the Cyanide Code. However, we have prioritised remediation of the gaps identified by the previous audit for FY19, following which we will pursue certification.
Regarding the Wafi-Golpu project, deep-sea tailings placement has been selected as the preferred tailings management option. This decision was based on consideration of long-term safety, engineering, environmental, social, cultural heritage and economic factors. Deep sea tailings placement is presently adopted in four countries and is in effect at three operations within Papua New Guinea. The Environmental Impact Statement for the project, including the proposed use of deep-sea tailings placement, is currently under consideration by the Papua New Guinea government.

Cyanide Code
Harmony has adopted and operates its processing plants according to the International Cyanide Management for the Manufacture, Transport, and Use of Cyanide in the Production of Gold, also referred to simply as the Cyanide Code. This is a voluntary industry programme that focuses exclusively on the safe management of cyanide and cyanidation mill tailings and leach solutions.
Of Harmony’s nine currently operational processing plants, seven are certified with the code with recent audits having been undertaken by an independent third party. Regarding the two non-compliant operations:

•	Certification temporarily withdrawn from Kalgold while upgrading plant infrastructure

•
Certification of the Saaiplaas Plant was voluntarily withdrawn from the Cyanide Code programme in January 2014 until process improvements necessary to meet the requirements have been made International Mining Industry Underwriters (IMIU) also conducts annual audits on all our operating tailings storage facilities, while the International Cyanide Management Institute (ICMI) undertakes an audit every 18 months. In addition, mine residue deposits updates are provided every two years to the Department of Mineral Resources and Energy. On the basis of these audits, most of our South African operations are in good standing. However, as it relates to cyanide management, Kalgold and Saaiplaas were not certified in FY20 owing to the fact that they were unable to meet the required standard set for using cyanide within metallurgical plants.

Managing our waste
Responsible and effective waste management can positively reduce our environmental impacts and mitigate associated environmental liabilities. Waste management is thus a priority focus area. Internally, guidelines on mineral, non-mineral and hazardous waste materials are included in the environmental management systems implemented at all operations. We understand that waste management begins with initial generation and encompasses handling, storage and transport as well as recycling, treatment and/or disposal.
An understanding of the actual cost of waste management enables us to plan effectively for new projects and mine closure. Practically, we maximise recycling and waste reduction during the life of a mine, and design plans to minimise waste and reclaim mineral waste (such as waste rock from dumps as aggregate) to curtail our total mining environmental footprint.

Mineral waste
Waste rock
Our mining and extractive processes generate mineral and non-mineral waste as well as emissions. Our mineral waste is characterised as tailings and overburden, often viewed as a resource in waiting. Harmony’s year-on-year increase in mineral waste is due to waste stripping of the cutbacks at Hidden Valley. Waste rock is also generated from our underground operations in South Africa. Effective mineral waste management reduces the aesthetic and land use challenges of mining, particularly during closure, as well as the potential for water and air pollution while maximising the recovery of ore, minerals and metals. Improved mineral waste management can result in significant savings and reduced energy consumption.
Waste rock in general has no value as a gold mineral resource, but generally has characteristics that make it useful as plant grinding media and feed for backfill plants. In addition, waste rock is often regarded as a resource by the aggregate industry.

As part of our commitment to inclusive mining and in accordance with our social purpose, Harmony has ringfenced some of its waste rock for local businesses and local entrepreneurs. This has enabled us, as a large-scale miner, to forge a supporting and enabling relationship with legitimate licensed artisanal operators in our host communities. Waste rock dumps at Deelkraal in Gauteng and in the Free State are potentially suitable for aggregate initiatives in terms of their size and quality, and we are currently investigating their feasibility. These initiatives can create employment, allow local participation in economic development, and make economic use of what would otherwise be a liability. Furthermore, once the rock dumps have been cleared, the land is available for rehabilitation.
At Kalgold, aggregate was contracted out to be reclaimed and repurposed for market by a consortium comprising a seasoned aggregate producer, Platistone Ltd, the local community and employees. In Welkom, surplus waste rock is also being processed by local aggregate producers - OMV Crushers and Stone and Allied - and has been commercially sustainable for over five years. We are also working with the local community representatives from Allanridge and Ncamiso, a 100% black economic empowered entrepreneur, to establish an additional aggregate producer.
We have a five-year target to reclaim at least 10% of our total available mineral waste footprint. Meeting this target, however, depends on the market as well as provincial infrastructural needs.
The situation differs in Papua New Guinea where there is limited opportunity to re-purpose waste material given the potentially acid forming nature of much of the waste. Where practical, suitable waste rock is reused on site in the ongoing construction of the tailings storage facility embankments.

Non-mineral waste
Non-mineral waste is classified into hazardous and non-hazardous waste. This non-mineral waste is managed by recycling or reuse, off-site treatment, or disposal in on-site landfills. We ensure responsible storage, treatment and disposal of non-mineral waste. Group environmental standards for non-mineral waste management are integrated into existing ISO 14001 systems.
Our target is to have zero waste to landfill for non-hazardous waste by FY27.
Hydrocarbons and cyanide are the chief hazardous waste streams at our operations. We aim to minimise much of these waste streams going to landfill by sending them to accredited institutions such as the Rose Foundation for repurposing while the remaining hydrocarbon waste is sent to appropriate landfill sites.

Group: Type of waste

	FY20	FY19	FY18	FY17	FY16
Oils and grease waste generated
Grease used (tonnes)	424	426	121	384	504
Lubricating and hydraulic oil used (million litres)	2.5	3.2	2.7	2.8	2.291
Oils to repurpose hydrocarbons to landfill - Oil recycled (000 litres)	813	978	N/A	N/A	N/A
Hazardous waste generated	0.12	0.12	0.11	0.14	0.13
Tailings (million tonnes)	24.1	24.2	21.4	19.8	18.3
Hazardous waste to landfill (tonnes)	250	399.24	343.7	N/A	N/A

In FY20, 8 241 tonnes of non-hazardous non-mineral waste (plastic, steel, wood and paper) were recycled (FY19: 10 621 tonnes), a year-on-year decline of 22%. This notable regression in waste generated was primarily due to curtailed operating activities in the wake of the Covid-19 pandemic and associated national lockdowns. As we actively promote the recycling of our waste streams, we have initiated a reclamation programme that harvests underground equipment and infrastructure that is sent to the salvage yard where it is repurposed for potential consumption by other operations. In keeping with our transformation objectives, this initiative has helped the development, emergence and promotion of local entrepreneurs in the core mining sector.

Group: Non-hazardous waste generated and recycled (tonnes)

	FY20	FY19	FY18	FY17	FY16
Timber	1 868	2 377	1 085	1 504	N/A
Steel	5 863	7 765	5 699	6 944	6 229
Plastic	509	479	314	459	N/A
Total	8 240	10 621	7 098	8 907	6 229
* Consumption of materials and waste generated increased with the inclusion of Moab Khotsong

Energy management and climate change
Energy consumption is a significant area of financial and environmental concern for Harmony for two reasons. The first is that mining and extractive processes are, by nature, highly energy-intensive activities and weigh considerably on our operating costs. In the case of South Africa, the cost of electricity contributes some 18% of our operating costs. The second is that the energy we consume is mostly generated by fossil fuels, which is a contributory factor to climate change. It is for these two reasons that Harmony has a dedicated policy on energy efficiency and climate change mitigation.
The principle commitments contained in this policy are:

•	Optimising electrical energy and carbon resource consumption and therefore efficiency within the operations while identifying opportunities for improving the energy mix in the group

•	Improving energy efficiency by continuously establishing and implementing effective energy management programmes that support the mining operations while providing a safe and healthy work environment

•	Promoting the efficient use of renewable and non-renewable carbon resources

•	Reducing greenhouse gas emissions, measuring progress and reporting results

•	Developing appropriate responses to climate change by way of adaptation and mitigation

•	Encouraging continuous energy conservation by employees in their work and personal activities

•	Engaging government in developing policies and strategies to address energy efficiency and greenhouse gas reduction
Driven by these commitments, we have reduced our intensity use by 20% over the past five years. This decline in energy consumption has, in turn, contributed to a notable reduction in the related emission of greenhouse gases.
While Harmony certainly made progress with its numerous energy-saving initiatives in FY20, which partly accounts for the continued reduction in energy consumption, the impact of the Covid-19 global pandemic and the associated period of lockdown must be factored into this analysis. The lockdown imposed in South Africa on 27 March 2020 significantly impacted our operations. Our mines and processing facilities were compelled to suspend activities for a period of three weeks and could only operate at a reduced capacity thereafter. This inevitably contributed to reduced energy consumption for FY20.

Energy consumption (000MWh)

	FY20	FY19	FY18	FY17	FY16
South Africa	3 051	3 209	2 458	2 538	2 542
Papua New Guinea	120	[2] 131	[3] 90	90	55
Total	3 171	[1] 3 341	2 549	2 629	2 597
Consumption intensity (MWh/tonne treated)	0.12	0.12	0.11	0.14	0.13
1 Increase in energy consumption driven by Harmony’s acquisition of Moab Khotsong
2 Includes Papua New Guinea diesel consumption used to produce electricity (13 900MWh)
3 Although full year production included, the plant did stand for planned shutdown

CLIMATE CHANGE

In line with global best practice, this year we have produced a separate report on our carbon-related performance, and related risks, concerns and opportunities. This, our first such report, is aligned with the Task Force on Climate-related Financial Disclosures and available at www.har.co.za. The report focuses on four key areas - governance, strategy, risk management, and metrics and targets. In previous years, we reported in line with the CDP Climate Change.
In line with the principles and requirements of the Task Force on Climate-related Financial Disclosures, the South African Carbon Tax and related updates received from National Treasury have been incorporated into our financial modelling to enhance our understanding of the likely impact on our business. In addition, carbon pricing has been included in our strategic and operational plans.
We have a good understanding of the tax’s regulatory risks and financial and operational implications. Initial indications are that the tax may compromise the longevity and life of mine of our assets. We have commissioned a scenario planning assessment to aid understanding of the implications for each of Harmony’s three operating regions in South Africa. This assessment will inform planning on the measures and action to be taken to mitigate and adapt to these risks in terms of what is best for Harmony and for local communities.

South Africa
In the South African context, Harmony consumes energy in the form of electricity purchased from the state-owned power utility, Eskom, which generates power from coal-fired power stations. Eskom’s electricity tariffs have risen by more than 400% since 2008 and, given the relatively significant contribution to operating costs, increases exceeding 8% have an impact on the sustainability of our operations. We are therefore not only intent on reducing electricity consumption but also on reducing our dependence on Eskom’s fossil-fuel generated power.

Renewable energy
In the third quarter, Harmony - and the rest of the South African mining industry - was given a window of opportunity to, at least partly, achieve this objective. In April 2020, Mineral Resources and Energy Minister Gwede Mantashe revised schedule 2 of the Electricity Regulation Act to allow mining companies to generate their own energy for self-use. Following that decision, we have endeavoured to explore a number of self-generation renewable energy options, including solar projects.

Energy efficiency initiatives
While the use of renewable energy will go some way in addressing our dependence on fossil-fuels and the associated impact on climate, we are keenly aware of the need to be far more efficient in the consumption of energy. Many initiatives have been implemented over the years to improve overall efficiencies at all our operations. Aside from renewable energy, our energy efficiency-initiatives focus on efficient mine cooling, compressed air, water management and ventilation. The total savings accrued from these initiatives amounted to R54.8 million in FY20.

Operation	Project	Description	Estimated annual savings
Kusasalethu	Water jets upgrade to new technology	Existing water jets upgraded to automatic shut-off system (water automatically switches off and close water when not in use)	R7.5 million
Tshepong	Service water control valves - upper mining levels	Install control valves on the upper mining levels to reduce water flow during off-peak mining periods	R7.0 million

Phakisa	Leak fixing on compressed air network	Large wastages identified and rectified	R8.0 million
Bambanani	Compressed air network inefficiencies underground	Identified inefficiencies and repaired leaks. One surface compressor switched off during off-peak mining periods	R7.2 million
Masimong	Ventilation sealing plan	Sealing of old areas to reduce demand for fresh ventilation air. Project may result in the reduction of main fans required	R8.0 million
Masimong	Compressed air network optimisation
Isolating the compressed air line between 5 and 4 shafts. The addition of standalone compressors at 4 shaft will reduce the demand for compressed air from 5 shaft. It is estimated that only one compressor needs be run during off-peak mining periods
R8.0 million

Papua New Guinea
Our Papua New Guinea operation is far less energy-intensive than those in South Africa. Moreover, its emission intensities are far lower as the energy consumed is partly generated by renewable hydro-power. However, because the power supply can be somewhat erratic in Papua New Guinea, we are compelled to use diesel-fuelled generators as a back-up supply. To ensure a more stable baseload power supply, we are planning to use self-generated power using intermediate fuel oil at the Wafi-Golpu project. Alternative options, including renewable energy, continue to be assessed.
The proportion of grid power used in FY20 was 88% (FY19: 89%). In FY20, 15 800MWh of diesel-generated electricity was consumed (FY19: 13 900MWh), representing a 13.7% increase on the previous period’s consumption.

Optimising water use, limiting our impacts
Other than air itself, water is the most essential life-giving substance on earth. Yet it is also vital to mining and ore processing activities. We are fully aware that, if not used and managed in the proper manner, our water consumption could have a severely negative impact on the environment and, particularly, on the communities surrounding our operations, with whom we share this resource. It is for that reason that managing and mitigating our impacts on water catchment areas - by ensuring that we do not denude the quality or reduce the volume of water in areas around our operations - is crucial to maintaining our social licence to operate.
Our approach to water management and limiting our impacts is guided by our water management policy. However, as our operations experience drastically different climatic conditions - with South Africa being a severely water-stressed region and Papua New Guinea experiencing a high-rainfall, tropical climate - water management strategies are moulded according to the characteristics and requirements of each mine.
Our ultimate objective is to conserve this natural resource by improving our water efficiencies through re-use and recycling. Should we need to return that water to source, we aim to ensure that it is treated and discharged responsibly into the receiving environment. We also aim to comply with all relevant legislation in the host countries in which we operate.

South Africa
Water in South Africa is considered a scarce resource, particularly in the regions in which our operations are situated.
At many of our underground operations, Harmony intercepts the aquifer to generate fissure water, which we then treat and use, thus liberating other fresh water supplies for other users in our society. At these operations, we maximise the use of underground water by treating it to meet quality standards and enable its use in our operations as we pursue our goal of zero discharge.
At Kalgold, water availability is critical to business continuity and operational growth. Given the scarcity of water in the region, Harmony ensures that what we use does not impact upstream and downstream users. To help protect and preserve the water resource here, we undertake stakeholder engagement with upstream and downstream users as well as the relevant regulators.
Additionally, given the contiguous nature of our orebodies, many mines operate within the same catchment area. This, combined with the scarcity of water, warrants a collaborative, co-ordinated approach to effective regional water management. Harmony thus participates in several inter- and multi-disciplinary regional catchment management agencies, including the Far West Rand Technical Working Group, the KOSH Mine Water Forum and the Free State Government Task Team. We are also represented on the board of the Margaret Water Company in Orkney, in partnership with Village Main Reef, to manage the KOSH water basin.

In the western basin, Harmony and Sibanye-Stillwater continue their collaboration on the latter’s Cooke shafts closure programme to ensure that the sealing programme inhibits any water ingress into our Doornkop operation.
All our South African operations have site-specific water balances and water management plans in terms of which we operate, monitor and measure compliance. We have submitted an application for a separate water use licence for Moab Khotsong to the Department of Water and Sanitation. This entails splitting the current approved licence between Harmony, Village Main Reef and AngloGold Ashanti. Its approval is expected by October 2020.
In terms of discharges, Kusasalethu is the only South African operation that is currently discharging water, although several operations have approval to similarly discharge. While the mine is striving to achieve zero discharge, daily discharges from Kusasalethu at present average 1.5ML of fissure water.
The Margaret Water Company, which is under Harmony management, pumps an average of 18ML per day, most of which is recycled into the Moab Khotsong and Mines Waste Solutions reticulation circuit. The average volume of water discharged by the Margaret Water Company in FY20 was 1.5ML. This discharge of high-quality dolomitic water has had a positive influence on the Vaal River.

Papua New Guinea
The characteristics of the Hidden Valley operation - namely steep surrounding topography, high rainfall and low levels of evaporation - results in a year-round positive water balance. This poses significant environmental challenges for Harmony, particularly in terms of managing the near-continuous discharge of water from the mine site into the surrounding environment. Techniques used to mitigate this challenge include:

•	Controlled run-off of rainfall to prevent erosion and sediment entering the river system

•	Recycling of site water to limit the volumes of water stored on the tailings storage facility and requiring treatment and release to the environment

•	Treatment of wastewater prior to discharge

Water discharge
Most of the raw water required by Hidden Valley is drawn from Pihema Creek and used in the process plant and related ore-processing activities. Process water recycling is prioritised to limit as far as practicable the volumes extracted from the surface environment. The wastewater is treated at a cyanide detoxification plant situated adjacent to the tailings storage facility. This treated water is then responsibly discharged to the receiving environment either at Pihema Creek or the Upper Watut River. Compliance monitoring is undertaken at a point approximately 18km downstream of the discharge in accordance with the operation’s environment permit.
Regrettably, traces of weak acid dissociable cyanide were recorded at the Nauti compliance point during the first quarter of the year at levels slightly exceeding permissible limits. This excursion resulted from insufficient reagent dosing in the cyanide destruction plant. Operational control measures have been implemented in response to this issue to mitigate against a repeat occurrence.
Compliance monitoring also identified non-compliances with the environment permit water quality criteria for dissolved manganese for three consecutive quarters in FY20. Given the downstream uses of the receiving river system and, on account of the toxicity of manganese to aquatic ecosystems and human health, the risk to the receiving environment posed by these non-compliances is considered to be low. Regardless, any exceedances recorded, particularly those of a repetitive nature, are of great concern to Harmony. As a result, we are in the process of conducting root cause investigations and evaluating short-, medium- and long-term response strategies to mitigate this particular risk.
Discharge of mine-related sediment into the Watut River drainage system has steadily reduced over the past five-years with an ongoing focus on erosion control and sediment management.

Air quality
The management of air quality for the Harmony group largely focuses on monitoring the sulphur oxide (SOx), nitrogen dioxide (NOx) and particulate matter that is emitted from our gold plants. In South Africa, all our relevant gold plants have the appropriate air emissions licences and seek to comply with national environmental legislation. In FY20, only one exceedance on particulate matter was recorded at our Harmony One plant.

South Africa - Annual gold plant emissions (tonnes)

	2017		2018		2019
Plant	SOx	NOx	SOx	NOx	SOx	NOx
Harmony One	0	0.859	0	1.077	0.201	2.181
Central	0	0	0.289	1.100	0.005	0.811
Target	0	0	0.020	0.001	0	0.337
Moab Khotsong	0	0	0	0.216	0.200	8.496
Kalgold	0.003	0.010	0	0.003	0	0
Total	0.003	0.869	0.309	2.397	0.406	11.825

The American Standard for Testing and Materials method (D1739) has been applied, in accordance the National Environmental Management Act National Dust Control Regulations, as the standard test method for collecting and analysis of dust fallout. This standard has been applied across the group. Harmony has largely achieved compliance with this standard although there were exceedances recorded at Doornkop and at our Free State operations. Relevant tailings facilities contributing to dust fallout have also been identified. Mitigation measures have focused on areas where sequential exceedances are prevalent and will be rolled out over a period of three to five years. The mitigation measures for tailings storage facilities include the installation of netting barriers, the application of a dust suppressant, and, in some cases, the surface area will be revegetated.

Rehabilitation and land management
We are fully cognisant of the fact that we are custodians of the land we disturb and manage. While some aspects of our operations - particularly open-pit mining, waste and tailings deposition and the construction of physical structures - entail altering the physical landscape permanently, we believe that once mining has come to an end it is pivotal that we rehabilitate the land to effective and appropriate post-mining land use. Our aim is to create value from our land by implementing initiatives that have a positive impact through enhanced conservation or commercial socio-economic activities.

Land rehabilitation liabilities (Rm)

	FY20	FY19	FY18	FY17	FY16
South Africa	3 038	2 884	2 919	2 180	2 170
Papua New Guinea - Hidden Valley	1 228	1 039	1 336	1 391	826
Total	4 226	3 923	4 255	3 571	2 933
(Total US$m)	244	278	308	166	150
(Refer to the 20-F for further detail on risks and liabilities)

South Africa
The aim of our rehabilitation strategy in South Africa is to reduce our environmental footprint through concurrent and final rehabilitation. Through these actions, we effectively reduce our environmental liability, meet the commitments made in our environmental management programme, and mitigate the risk of illegal mining activities. The necessary rehabilitation funding mechanisms are in place and, where feasible, infrastructure is refurbished for alternative use.
We have three primary areas of focus, which include rehabilitating decommissioned shafts linked to ingress by illegal miners, tailings dam rehabilitation, and the reclamation of waste rock dumps.

Rehabilitation of decommissioned shafts
We began to formally rehabilitate our decommissioned shafts and hostels in 2011 as a way of mitigating and managing illegal mining and its associated impacts. Since then, we have demolished 49 shafts and rehabilitated some old plant footprints. As of FY20, we have been able to rehabilitate and secure all but one of our high-risk decommissioned sites. The only site that remains to be rehabilitated is Brand 5, which will be completed by December 2020. This programme has, by and large, been highly successful as we have been able to control the scourge of illegal mining in the Free State.
As the demolition of shafts and hostels is largely complete, we have shifted our focus to consolidating our broader footprints. This has included the demolition and clearing of ancillary service infrastructure used to support historic mining operations like training centres, old offices and the like. In total, there are 14 active rehabilitation sites, all of which were scheduled to be completed in FY20.
In addition, we are also focusing our efforts on rehabilitating the land that surrounds these decommissioned shafts. In FY20, we rehabilitated 44.19ha of land and have some 10 430ha still to address. Total land under management is
69 159.36ha.

Rehabilitation strategy
In FY20, Harmony, with the assistance of consultancy Digby Wells Environmental, developed and began implementing a new rehabilitation strategy that aims to achieve a step change in approach to our group rehabilitation programme. The main objectives of this new strategy include:

•	Using land for carbon offset and biodiversity purposes, where feasible, and, in other instances, for the cultivation of food that can be sold commercially

•	Managing vegetation planted on rehabilitated areas in a sustainable and environmentally sensitive manner

•	Devising and implementing projects in such a way that enhances socio-economic benefits to host communities, particularly in terms of preferential procurement and enterprise and supplier development

•	Ensuring that rehabilitation underscores our social licence to operate

REHABILITATION AND SOCIO-ECONOMIC DEVELOPMENT
The rehabilitation and reclamation of land, tailings dams and waste rock dumps offer a unique opportunity to marry our imperatives of environmental stewardship and socio-economic development.
Socio-economic development projects currently underway on rehabilitated land include:
          - The labour-intensive invasive alien vegetation removal project in the vicinity of Kusasalethu and Doornkop. This project, begun in 2016 at Kusasalethu, is being implemented in phases. To date, 5 000ha have been cleared and are free of invader species. Regular follow-up monitoring of previously cleared areas is conducted
         - Establishment of commercially viable agricultural projects as opposed to subsistence agriculture in Gauteng,
             Carletonville and Matlosana
See the Socio-economic development - uplifting our communities section in this report for further details on these projects and initiatives.
In addition, the process of reclaiming and rehabilitating old tailings dam is labour-intensive, requiring many hours for grafting, weeding, planting and maintenance. In FY20, we began the first phase of this initiative, which created some 300 jobs for people in our host communities.
The reclamation of waste rock dumps is progressing well at Kalgold, Kusasalethu and at several sites at our Free State operations. As waste rock is considered a resource by the aggregate industry, several related community initiatives are in place at Kalgold and in the Welkom area. See Waste rock under Mineral waste in this section.
Additionally, a feasibility study is currently being conducted to determine the viability of repurposing old mine-site buildings for alternative accommodation facilities for our host communities.

Papua New Guinea
Given that all our projects in Papua New Guinea are either in production or at the exploration stage, most disturbed areas remain active. However, progressive rehabilitation is undertaken, where possible, at Hidden Valley to stabilise exposed areas to prevent ground movement proximal to critical infrastructure and to limit off-site sediment transport.

Biodiversity and conservation
By its very nature, our mining activities impact the biodiversity and ecology of the surrounding environment. Recognising that these impacts could span the duration of the life-of-mine and, in some cases, beyond that, we endeavour to implement appropriate management systems and processes to limit our footprint, or mitigate and, where possible, offset our impacts.

South Africa
Apart from Kalgold, where the protected Camel Thorn (Acacia erioloba) tree is a conservation priority, our operations are not situated in sensitive or protected environments. Nonetheless, we acknowledge the impact of our activities on the environment and that, more importantly, there is vital fauna and flora in our areas of operation that require protection and preservation. Conservation and protection of biodiversity are, therefore, key tenets of our land management strategy.

All long-life South African sites have biodiversity management plans, which are implemented either through their respective mine closure plans, environmental management plans or specific biodiversity action plans. To ensure compliance, numerous environmental projects are being implemented throughout our operations.

Biodiversity management plans
We are acutely aware that our footprint will never be eliminated entirely, even if we do pursue responsible rehabilitation and closure procedures. There will always be between one and three percent of land that will be impacted by mining or mining-related activities. It is in this context that, towards year end, we commissioned an environmental consultant to develop biodiversity management plans for each of the three regions in which we operate. This will also involve researching various offset projects and carbon trade-offs for mine closure in each region. We have also engaged with the Endangered Wildlife Trust. Such a scheme, we believe, will help leave a net positive legacy post-mining.

Alien and invasive plant management
In FY20, we continued with our alien invasive plant eradication project, which aims to minimise growth and infestation of alien species to ultimately eradicate these plants. Areas of infestation are first mapped and then divided into smaller management units to enable prioritisation and appropriate planning. Since FY16, these efforts have primarily focused on our Kusasalethu operation, with some 5 000ha of the surface mining right area having been cleared of alien vegetation. Once an area has been cleared, follow up monitoring is conducted for a period of time, and this is currently ongoing. In FY20, total of 1 021ha of surface right area was cleared of alien invasive species. Of this, 888ha were cleared from Kusasalethu and 133ha from Doornkop.

Flamingo conservation programme
Regrettably the proposed Lesser Flamingo Conservation Project in Welkom experienced further delays in FY20. It is anticipated, however, that construction of the facility will begin in the first half of FY21.

Papua New Guinea
Hidden Valley is not in a biodiversity-protected area but five species on the International Union for Conservation of Nature Red Data List are found in the vicinity of the mine. These include tree kangaroos, nectar bats, harpy eagles and long-beaked echidna, which are not endemic to the Hidden Valley area. There is no evidence to suggest that the mine’s operations have affected these species.
The Wafi-Golpu project proposes to adopt block cave mining as the mining method which will afford a smaller surface disturbance footprint and the generation of significantly reduced volumes of waste rock.

Radiation
In FY20, Harmony continued to implement radiation protection programmes at all our regulated operations. Public radiation protection programmes are also being implemented at all sites where we also sample dust and water sampling. We have demonstrated a high level of compliance for both employees and the communities with no health or safety threats.
Average compliance for FY20 was 96% with no major regulatory issues.

OUTLOOK FY21
Our focus from an environmental perspective for FY21 will be as follows:
         - Following up on delays in licence approvals as a result of the national lockdown, such as the water use licences for Moab Khotsong and Doornkop
         - Following the acquisition of Mponeng and Mine Waste Solutions post year-end and their incorporation within the company we will focus on:
- adjusting our long-term environmental targets to allow for their inclusion
- ensuring licensing approvals for Mine Waste Solutions
- optimising these two assets in relation to water, an important focal area. The Margaret Water Company and the related Covalent Water Company represent an opportunity to transform this water for the benefit of broader society and the environment
         - Finalising the closure plans for those mines reaching the end of their operating life - Unisel and Masimong are expected to close during the course of FY21, Hidden Valley in FY24 (in the absence of any potential mine extension)
         - With the completion of the public participation process for St Helena 10 shaft, beginning the closure application process with the Department of Mineral Resources and Energy
        - Beginning the public participation process on Kusasalethu’s formal closure plan
        - Advancing the permitting of the Wafi-Golpu project

Mining Charter III - COMPLIANCE SCORECARD

We report on our performance in relation to the Mining Charter throughout this Integrated Annual Report.
The Mining Charter serves as a guiding policy document to the industry, focusing on the transformation of the South African mining industry as a whole. The main objectives of the Charter are to promote equal access to and ownership of the industry, expand business opportunities for historically disadvantaged persons (HDPs), redress the imbalances of historical injustices, and enhance the social and economic welfare of employees and mine communities.
The Mining Charter is not a static document having been debated and revised a number of times. It is now in its third iteration.

ABOUT MINING CHARTER III
On 27 September 2018, Gwede Mantashe, Minister of the then Department of Mineral Resources, published the final version of the revised Broad-Based Black Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry (Mining Charter III). There are distinct differences between the mandates of Mining Charter II, which was the basis of reporting for Harmony’s Integrated Annual Report 2019, and Mining Charter III, being the basis of reporting going forward. As this is the first full financial year that Harmony is reporting against the new targets of the Mining Charter, a summary of the requirements of Mining Charter III, is referenced below.

Ownership
Existing mining rights
A minimum 26% black economic empowerment (BEE) shareholding is required affording meaningful economic participation and full shareholder rights.

New mining rights
New rights require a minimum 30% BEE shareholding comprising a minimum of 5% non-transferable carried interest to each of the qualifying employees and mine communities, and 20% effective ownership to BEE entrepreneurs.

Renewals and transfers of existing rights
Existing mining right holders’ historical BEE transactions will not be recognised for the purposes of the renewal and transfer of existing mining rights and the applicant for renewal or the transferee will likely be required to comply with the BEE ownership requirements applicable to new mining rights. This clause is currently not being implemented pending resolution of Minerals Council South Africa litigation.

Mine community development
Mines must contribute meaningfully towards community development in terms of their approved social and labour plans and implement locally approved community projects which are aligned to the district and municipalities’ Integrated Development Plans.

Inclusive procurement
Mining goods

•	Minimum spend of 70% of total mining goods on South African-manufactured goods with 60% local content,

•	44% of which must be spent with BEE-compliant companies

•	21% must be spent on goods produced by HDPs and 5% on goods produced by women- or youth-controlled companies
Services

•	Minimum spend of 80% on services with South African-based companies, 50% of which must be supplied by HDPs and 10% by BEE-compliant companies

•	15% of the services budget must be spent with women-owned and controlled companies, and 5% with youth-owned and controlled companies
Enterprise and supplier development
Mining right holders may invest in enterprise development and supplier development to offset procurement obligations.

Employment equity
Mining right holders must achieve a minimum threshold of HDPs reflective of provincial or national demographics:

•	Board: 50% HDPs with proportional exercisable voting rights, 20% of whom must be women

•	Executive management (Exco): 50% HDPs, 20% of whom must be women

•	Senior management: 60% HDPs, 25% of whom must be women

•	Middle management: 60% HDPs, 25% of whom must be women

•	Junior management: 70% HDPs, 30% of whom must be women

•	Core and critical skills (i.e. science, technology, engineering and mathematical skills, across all organisational levels): 60% HDPs

•	Employees with disabilities must make up at least 1.5% of all employees

Human resource development
Mining companies must invest 5% of the leviable amount on skills development.

Housing and living conditions
Mining companies must improve the standards of housing and living conditions for mine workers as stipulated in the Housing and Living Conditions Standard for the Mining and Minerals Industry.
The table overleaf summarises our performance against the targets for each pillar of Mining Charter III for the calendar year ended 31 December 2019. For more details on our performance refer to Socio-economic development - uplifting our communities and Employee relations.

Mining Charter III scorecard for calendar year 2019 (January - December)

	Measure	Target	Progress	Score

1. Reporting
Has the company reported its level of compliance with the Mining Charter for the calendar year?	Report annually	Yes	Yes	✓
2. Ownership
Minimum target for effective ownership by historically disadvantaged South Africans	Meaningful economic participation; full shareholder rights	26%	>30%	✓
3. Employment equity
Diversification of workplace to reflect the country’s demographics and attain competitiveness	Representation of historically disadvantaged persons	Board: 50%	67%	✓
		Executive committee: 50%	56%	✓
		Senior management: 60%	51%	✗
		Middle management: 60%	53%	✗
		Junior management: 70%	65%	✗
		Core and critical skills: 60%	69%	✓
	Representation of women	Board: 20%	28%	✓
		Executive committee: 20%	33%	✓
		Senior management: 25%	27%	✓
		Middle management: 25%	24%	✗
		Junior management: 30%	18%	✗
	Employees with disabilities	1.5%	0.4%	✗
4. Human resource development
Development of the requisite skills, particularly those in exploration, mining, processing, technology efficiency, beneficiation and environmental conservation	Human resource development expenditure as percentage of total annual leviable amount (excluding the mandatory skills development levy)	Invest 5% of the leviable amount as defined in the human resource development element in proportion to applicable demographics (employees and non-employees)	5%	✓
5. Mine community development*
Meaningful contribution towards mine community development in keeping with the principles of the social license to operate	Implementation of approved commitments in the social and labour plan	100%	83%	✗

6. Procurement and enterprise development
Total procurement budget spend on goods and services	Mining goods A minimum of 70% of the total mining goods procurement spend must be spent on South Africa manufactured goods must be sourced from BEE compliant manufacturing companies. Calculation of goods and services spend does not include spend on utilities (electricity and water), fuels, lubricants and land rates	21% of total mining goods budget must be spent on South African-manufactured goods produced by 50% + 1 vote historically disadvantaged person-owned and -controlled companies	50%	✓
		5% of total mining goods budget must be spent on South African-manufactured goods produced by 50% + 1 women- and/ youth-owned and -controlled companies	4%	✗
		44% of total mining goods budget must be spent on South African-manufactured goods produced by at least Level 4 BEE 25% + 1 compliant companies	84%	✗
	Services A minimum of 80% of the total spend on Services must be sourced from South Africa based companies	65% of total services budget must be spent on South African companies that are 50% + 1 vote historically disadvantaged person-owned and -controlled companies	53%	✗
		15% of total services budget must be spent on South African companies that are 50% + 1 vote women-owned and -controlled companies	7%	✗
		5% of total services budget must be spent on South African companies that are 50% + 1 vote youth-owned and controlled	0%	✗
		10% of total services budget must be spent on South African companies that are at least at Level 4 BEE + 25% + 1 compliant	86%	✗
	Research and development	A minimum of 70% of total research and development budget to be spent on South African-based research and development entities	100%	✓
	Sample analysis	Utilise South African-based facilities or companies for the analysis of 100% of all mineral samples across the mining value chain	100%	✓
7. Housing and living conditions
	Improve the standard of housing and living conditions of mine employees	Implement all commitments in the Housing and Living Conditions Standard	100%	✓

CORPORATE GOVERNANCE
REPONSIBLE, ETHICAL GOVERNANCE

The board subscribes to the principles of good corporate governance and supports the definition of corporate governance as being the exercise of ethical and effective leadership towards the achievement of the following governance outcomes:

•	Ethical culture and responsible corporate citizenship

•	Good performance and value creation

•	Effective control

•	Legitimacy

CORPORATE GOVERNANCE - AN OVERVIEW
The Harmony board’s long-term philosophy to:

•	adhere to sound corporate governance principles

•	enable strong, experienced management teams

•	promote a culture of shared value
has been fundamental in guiding the group during the global economic and social crisis brought on by the Covid-19 pandemic in 2020.
The corporate governance review and corporate governance summary provides an overview of the board structures and frameworks that govern and promote the long-term success of Harmony and value creation for all key stakeholders. The corporate governance report provides further insight into Harmony’s corporate governance and compliance policy and framework and detailed disclosure on the board committees and other relevant matters.

Value creation
The Integrated Annual Report 2020 provides a comprehensive overview of the strategy, risk management, material issues, stakeholder engagement and performance of the group. The inter-connected pillars that guide value creation are strategy, stakeholders, sustainability and ethical and responsible corporate citizenship.

The Covid-19 pandemic
The global impact of the Covid-19 pandemic has been on a scale not experienced since the Second World War. The strong foundation of good corporate governance principles has steered Harmony’s board and management in this crisis. The overall safety and well-being of employees and communities has been the key driving force in our approach to managing the pandemic. Some of the measures taken by Harmony include among others:

•	Adopted a risk-based approach to managing the impact of Covid-19 on the safety and health of employees

•	Provision of social, health and economic support to employees and communities

•	Implementation of prudent cash preservation measures including a successful share placement to fund the Mponeng and Mine Waste Solutions acquisition

•	Embracing virtual platforms to conduct board meetings and the June 2020 extraordinary general meeting
While a strong rally in the gold price and weakening of the rand exchange rate have been favourable to Harmony, the loss of lives and catastrophic social and economic impact on South Africa, Papua New Guinea and the rest of the world will influence the short-medium- and long-term way forward for Harmony.

Strategic risk management
The board’s oversight of the group’s risk governance process has influenced the performance of the group and delivering on its strategy to produce safe, profitable ounces and increase margins. This includes a risk-based and proactive safety culture journey embarked on by Harmony in 2016 and the conclusion of value accretive acquisitions which includes the Hidden Valley re-investment, Moab Khotsong operations and most recently Mponeng and Mine Waste Solutions.
For more details refer to Managing our risks and opportunities.

Sustainable development
Harmony’s sustainable development framework and associated policies take into account the SDGs and the role Harmony can play in advancing our communities through preferential procurement, responsible environmental stewardship, employment equity and women in mining strategies, among others. Refer to Sustainable development - delivering on responsible stewardship and the SDGs, Stakeholder engagement and material issues and the Social and ethics committee: chairperson’s report.

Transformation and diversity of the board
The board’s commitment to transformation and diversity in terms of gender, age, expertise and race at a board and management level was reinforced by the appointment of Ms Boipelo Lekubo as financial director in March 2020. Boipelo’s extensive experience in group financial management and reporting within the mining industry will contribute significantly to the skills and experience of the board. Mr Frank Abbott who served as financial director prior to Boipelo’s appointment remained on the board as an executive director until 30 September 2020.
Further details on the board composition including independence, meeting attendance and corporate governance framework are included in the Corporate governance report.

THE BOARD AND CORPORATE GOVERNANCE AT A GLANCE

Harmony’s board of directors (the board) subscribes to the principles of good corporate governance. Our duty to be a responsible corporate citizen is supported by our board of directors and their commitment to ethical leadership.

	Composition and tenure		Independence
Board independence, diversity and experience (as at 23 October 2020)	Total members 15 Chairman and lead independent director Yes Average age (years) 59		60%	9 members of the board are independent, non-executive directors

Tenure of:
Number of directors
Less than 5 years
4
Between 5 and 10 years
5
More than 10 years
6

	Transformation		Female representation
	73%	11 members of the board are historically disadvantaged persons	33%	5 members of the board are women

	Core skills and experience

Governance and compliance policies	• Terms of reference for the board • Terms of reference for board committees • Board delegation of authority • Code of conduct • Behavioural code • Corporate governance and compliance policy and framework		• Internal audit charter • Disclosure Required by Section 303A.11 of the NYSE Listed Company Manual • Public Access to Information Act manual (PAIA) • Whistleblower policy

Foundation of corporate governance compliance
• Companies Act, JSE Listing Requirements (primary), New York Stock Exchange requirements, Memorandum of Incorporation, King IV Report
• Voluntary compliance with the principles of the United Nations Global Compact, International Council on Mining and Metals, Global Reporting Initiative and the International Cyanide Management Code for the Manufacture, Transport and Use of Cyanide in the Production of Gold (Cyanide Code)

Overarching principle	• Responsible corporate citizenship and commitment to ethical leadership

CORPORATE GOVERNANCE AND COMPLIANCE POLICY AND FRAMEWORK
The board subscribes to the principles of good corporate governance and supports the definition of corporate governance as being the exercise of ethical and effective leadership towards the achievement of the following governance outcomes:

•	Ethical culture and responsible corporate citizenship

•	Good performance and value creation

•	Effective control

•	Legitimacy
These objectives form the foundation and framework for the corporate governance report of the board. In an attempt to focus on high-level, material practices and detail, additional information supporting specific matters is cross-referenced and linked to relevant sections in the Integrated Annual Report where appropriate.
With its long-standing commitment to good corporate governance, the Harmony board is satisfied that sufficient practices are and have been in place to promote the company’s reputation as an ethical, reputable and legitimate organisation and a responsible corporate citizen.
Acknowledging the significance of corporate governance and compliance, the board, through the audit and risk committee, adopted a formal corporate governance and compliance policy and framework which sets out the principles of good corporate governance for the board as well as all employees at all operational levels, and is summarised as follows:

Corporate governance and compliance policy and framework
These objectives form the foundation and framework for corporate governance within Harmony and apply to the board, all employees and contractors:

Ethical culture and responsible corporate citizenship	Good performance and value creation	Effective control	Legitimacy
•Ethical leadership •Organisational ethics •Responsible corporate citizenship	•Strategy •Reporting •Political donations •Executive key performance indicators that are linked to ESG performance	Governing structures and processes •Role of the board •Board committees •Appointment and delegation to management	•Inclusive stakeholder-engagement model
Functional areas •Risk governance •Technology and information governance •Compliance governance •Remuneration governance •Assurance and internal audit
Underpinned by the principles of the King IV Code on Corporate Governance

Discussed overleaf are the practices within Harmony that the board believes confirm Harmony’s application of the principles of the King IV Report on Corporate Governance for South Africa, 2016 (King IV).

Ethical culture and responsible corporate citizenship
Ethical leadership
The board fully appreciates that it has to lead by example. Each member of the board is therefore expected to exhibit, at all times, the characteristics of integrity, competence, responsibility, accountability, fairness and transparency in his or her conduct. Collectively, the board’s conduct, activities and decision-making are characterised by these attributes, which also form part of the regular assessment of the board and individual directors’ performance. The board recognises that ethics is one of the pillars of sustainable business practice.
The board charter elaborates on the standard of conduct expected from board members. In addition, the board policy on the declaration of interests not only limits the potential for a conflict of interest but also ensures that, in cases where conflict cannot be avoided, it is properly disclosed and proactively managed within the boundaries of the law and principles of good governance.

Organisational ethics
The board sets the group’s approach to ethics. Oversight and monitoring of organisational ethics is the mandated responsibility of the social and ethics committee which fulfils this role on behalf of the board. Details of the arrangements for governing and managing ethics, key focus areas during the reporting period, measures taken to monitor organisational ethics and planned areas of future focus are contained in the Social and ethics committee: chairperson’s report.
In the previous year, the Ethics Institute of South Africa conducted an ethics opportunity and risk assessment and reported its findings to the social and ethics committee of the board. This assessment will be undertaken again next year. The purpose of the assessment was to determine Harmony’s current ethics opportunity and risk profile. The outcome of the assessment further informed the contents of our ethics management strategy and determined the scope and contents of ethics management interventions going forward. Key action items identified included:
•To increase the awareness of corruption and adopt a zero tolerance thereof
•To action steps taken against transgressors
•To promote and emphasise the fair treatment of employees despite their status, age, gender or rank
•To communicate a clear process flow chart indicating how whistle blower concerns are addressed within the organisation, and ensure anonymity when using the whistle blowing line
•To implement additional training opportunities within the organisation on ethical topics
•To develop a process to monitor all disciplinary actions taken to ensure consistency and fair treatment of employees

Responsible corporate citizenship
The mining industry introduces a unique responsibility and opportunity to the group to be a responsible corporate citizen. Although the board sets the tone and direction for the manner in which corporate citizenship should be approached and managed, ongoing oversight and monitoring of the group’s performance against set targets also forms part of the mandate of the social and ethics committee.
Extensive detail and information on the consequences of the group’s activities and outputs, which affect its status as a responsible corporate citizen with relevant measures and targets, are given elsewhere in the integrated annual report relating to the following areas:
•Workplace - See Safety and health, Employee relations, Socio-economic development - uplifting communities and Remuneration report
•Economy - See Employee relations and Socio-economic development - uplifting communities
•Society - See Employee relations and Socio-economic development - uplifting communities which includes reports on corporate social investment and human rights
•Environment - See Environmental management and stewardship

Good performance and value creation

Strategy
The board is responsible for approving the group’s short-, medium- and long-term strategy as formulated and developed by management. In doing so, the board focuses on numerous critical aspects of the strategy including, among others, the legitimate and reasonable needs, interests and expectations of material stakeholders as well as the impact of the group’s activities and output on the various forms of capital employed as part of the business process. The risks and opportunities connected to the triple context (economy, society and the environment) within which the group operates are integral to the board’s strategic reviews of the business.
Policies and operational plans that support the approved strategy are submitted regularly by management for review and formal board approval. The board attends an annual strategy session called a “bosberaad” - specifically dedicated to confirm and review the company’s strategy. However, due to the Covid-19 pandemic and restrictions placed on social gatherings to adhere to social distancing protocols, the annual bosberaad was not held in FY20.
Strategy is part of the ongoing conversation in the boardroom. Ongoing oversight of the implementation of the company’s strategies and operational plans takes place against agreed performance measures and targets.
As the company’s reputation as a responsible corporate citizen is an invaluable attribute and asset, the consequences of activities and outputs, in terms of the various capitals employed, are continuously assessed by the board through its subsidiary committees. This will ensure that we are able to respond responsibly and limit any negative consequences of our activities, to the extent reasonably possible. In addition, the board continuously monitors the reliance of the group on these capital inputs - our natural capital (including mineral resources and reserves), employees, financial capital, communities and society at large, our mining infrastructure and our intellectual and technological know-how - as well as the solvency, liquidity and going concern status of Harmony.

Reporting
In protecting and enhancing the legitimacy and reputation of the group, the board ensures that comprehensive reporting is done on different platforms. In addition to this Integrated Annual Report, a separate Report to shareholders as well as a Financial report and a Mineral Resources and Mineral Reserves Report are published. The group’s sustainable development performance, as measured against the Global Reporting Initiative Content Index, available online at www.har.co.za.
It is the board’s intention to not only meet minimum legal requirements but also the legitimate and reasonable information needs of material stakeholders. The board is satisfied with management’s bases for determining materiality for the purposes of deciding what information should be included in our external reports. The audit and risk committee, with the assistance of the social and ethics committee, has also been tasked with reviewing all external reports to verify the integrity of the information contained therein.

Political donations
Harmony supports the democratic processes in South Africa and Papua New Guinea, and contributes to their political parties. A policy relating to political donations has been adopted by the company. During FY20 review, there were no substantial donations made by Harmony.

Effective control - Governing structures and processes
Role of the board
The board exercises its leadership role by:
• Steering the group and setting its strategic direction
• Approving policy and planning that gives effect to the direction provided
• Overseeing and monitoring implementation and execution by management
• Ensuring accountability for the group’s performance by means of, among others, reporting and disclosures
The role and function of the board, including guidelines relating to the board’s composition and procedures, are documented in detail in the board charter, which is reviewed regularly to ensure that it remains relevant and applicable.
A protocol is in place to be followed in the event of any of the board members or committees needing to obtain independent, external professional advice at the cost of the company on matters within the scope of their duties. Non-executive directors are also aware of the protocol to be followed for requisitioning documentation from, and setting up meetings with, management. Notwithstanding, board members have direct and unfettered access to the chief audit executive, the company secretary and members of executive management.
Based on its annual work plan, the board is satisfied that it fulfilled its responsibilities during the period under review in accordance with its charter.
Information on the number of board meetings held by the board and attendance can be found in this report.

Board committees
The board has delegated particular roles and responsibilities to standing committees based on relevant legal requirements as well as on what is appropriate for the group and to achieve the objectives of delegation. The board recognises that duties and responsibilities can be delegated but that accountability cannot be abdicated. The board, therefore, remains ultimately accountable.
The following committees have been established:
• Audit and risk committee
• Investment committee
• Nomination committee
• Remuneration committee
• Social and ethics committee
• Technical committee
Formal terms of reference have been adopted for each board committee and are reviewed annually (and when necessary) to ensure that the content remains appropriate and relevant. The terms of reference address, as a minimum, the recommended items in King IV.

Effective control - Functional areas
Risk governance
The board appreciates that risk is integral to the way it makes decisions and executes its duties. Risk governance encompasses both risks and opportunities as well as a consideration of the potential positive and negative effects of any risks on the achievement of the group’s objectives. The group’s risk appetite and tolerance levels, which support its strategic objectives, are considered annually. The board is supported in this area by the audit and risk committee.
Responsibility for implementing and executing effective risk management is delegated by the board to management. The board acknowledges the need to integrate and embed risk management in the business activities and culture of the group. The audit and risk committee is tasked with ensuring independent assurance on the effectiveness of risk management in the group, and when deemed necessary and appropriate.
Detail on the nature and extent of the top strategic risks and opportunities of the group and an overview of the arrangements for governing and managing risk is disclosed in Managing our risks and opportunities.

Technology and information governance
The board accepts responsibility for governing technology and information in a way that supports the group in setting and achieving its strategic objectives. The board is supported in this area by the audit and risk committee.
A technology and information steering committee, chaired by Boipelo Lekubo (appointed as financial director in March 2020) and with its membership covering the head of information services and members of the group executive committee, has a well-defined charter and is responsible for the oversight of technology and information direction, investment and alignment with business strategy and priorities.
Management adopted the Control Objectives for Information and Related Technologies (COBIT), a framework published by the Information Systems Audit and Control Association (ISACA) for IT management and IT governance. COBIT provides a set of recommended best practices for governance and control processes of information systems and technology to align IT with business. COBIT is positioned at a high level and has been aligned and harmonised with other, more detailed IT standards and good practices.
Internal audit provides assurance to management and the audit and risk committee on the effectiveness of the governance of technology and information, and Ernst and Young (EY) on the upgrade of the enterprise resource planning (ERP) system as well as on the implementation of the human resource management system.

Compliance governance
Being an ethical and responsible corporate citizen requires zero tolerance for any incidences of legislative non-compliance. In addition, compliance with adopted, non-binding rules, codes and standards is essential in supporting the achievement of strategic business objectives.
The foundation of our corporate governance is in compliance with:
• The Companies Act
• The requirements of the JSE, where we have our primary listing
• The requirements of the New York Stock Exchange, where we have our secondary listing
• King IV Report and related principles and codes of good corporate governance
Harmony also complies voluntarily with the principles of the:
• United Nations Global Compact
• International Council on Mining and Metals
• Global Reporting Initiative
• International Cyanide Management Code for the Manufacture, Transport and Use of Cyanide in the Production of Gold (Cyanide Code)
Code of conduct
Our code of conduct commits Harmony, our employees and our contractors to the highest moral standards, free from conflicts of interest. The board reviews the code of conduct at least every second year, while its application within Harmony is continually monitored by management. The code of conduct will be reviewed and updated during FY21. Our ethics programme is also subject to independent assurance as part of the internal audit coverage plan. The code of conduct addresses critical issues including anti-corruption, gifts and entertainment and declarations of interests. It encourages employees and other stakeholders to report any suspected irregularities. This can be done anonymously through a 24-hour hotline (which is managed by an independent consulting firm), as well as other channels. All incidents reported are investigated and monitored by the white-collar crime committee, which comprises managers representing various disciplines in the company and reports to the management ethics committee.

Whistleblowing policy
Our whistleblowing policy encourages shareholders, employees, service providers, contractors and members of the public to report practices at any of our workplaces that are in conflict with any law, regulation, legal obligation, ethical codes or governance policies. It also provides a mechanism for our stakeholders to report these practices internally, in confidence, independent of line management, and anonymously if they so wish. The whistleblowing policy informs whistle blowers of their rights.
The identity of any employee or stakeholder who reports non-compliance with the code of conduct is protected. Our anonymous ethics hotline numbers, which are widely advertised throughout the organisation, are:
• South Africa: +27 (0) 800 204 256
• Papua New Guinea: +675 (0) 00 861 239
• Australia: +61 (1) 800 940 949
Ethics officer and ethics management committee
Harmony has a permanent ethics officer who ensures that the ethics management plan and programme is executed sufficiently and is duly communicated throughout the organisation. Our ethics management committee monitors our ethical culture and integrity with the assistance of the ethics officer. The following processes were introduced and developed further during the past financial year:
• Verification processes to identify politically exposed persons
• Verification processes for purposes of doing business with international companies
• Effective reporting format to the social and ethics committee
• Integrated electronic ethics management system
• Centralisation of all ethics management activities over the group
The ethics management committee also assesses declarations of interest in terms of the code of conduct and provides feedback to the executive committee, which then reports to the board’s social and ethics committee. As a result, ethics are discussed and examined at every level of management within the company. An external ethics risk assessment was also conducted by the Ethics Institute of South Africa.
Protection of Personal Information Act
Although the Protection of Personal Information Act, 4 of 2013 (POPIA) is enacted but not in force as yet, Harmony is committed to implementing measures in adherence to requirements stipulated by POPIA in support of good governance. Creating POPIA awareness within the organisation is ongoing.
In accordance with POPIA, the information and compliance officer manages the company’s information, ensures compliance with POPIA, manages the company’s records and archives and ensures compliance with the company’s regulatory environment in general. The information and compliance officer compiles information and reports on the status of legislative compliance at the audit and risk committee meetings.
Promotion of Access to Information Act
Harmony complies with the Promotion of Access to Information Act, which protects the constitutional right to information that is required to exercise or protect a right. The purpose of this legislation is to foster a culture of transparency and accountability in public and private bodies, and to promote a society in which all South Africans are enabled to enjoy their rights. For more on this see, our website: www.harmony.co.za/ sustainability/governance#policies
Requests for human resource, medical and other related information are provided in accordance with PAIA regulations. The company received 18 requests for access to information in terms of this legislation during FY20.
Broad-Based Black Economic Empowerment Act
The annual compliance report in line with section 13G(2) of this Act can be found on pages 125 to 127 of this report.
Dealing in Harmony shares
During price-sensitive periods, our employees and directors are prohibited from dealing in Harmony shares. Written notice of these restricted periods is communicated to employees and directors by the company secretary. In terms of regulatory and governance standards, directors and employees are required to disclose any dealings in Harmony shares in accordance with the JSE Listings Requirements. The clearance procedure for directors and the company secretary to deal in Harmony shares is regulated by the company’s policy on trading in shares and insider trading. The policy is reviewed every second year.

Remuneration governance
Attracting and retaining the required skills depends, to a large extent, on the remuneration levels and practices in any business. It is therefore vital to ensure that the group remunerates fairly, responsibly and transparently so as to promote the achievement of strategic objectives and positive outcomes in the short, medium and long term. The board is supported in this area by the remuneration committee. Extensive detail on group remuneration is provided in the Remuneration report.
Provision has been made in the notice of the 2020 annual general meeting for a non-binding advisory vote of shareholders on both the remuneration policy as well as on the remuneration implementation report see the Report to Shareholders 2020.

Assurance and internal audit
The audit and risk committee oversees the arrangements for assurance services and functions on behalf of the board to ensure that those arrangements are effective in achieving the objectives of an enabling control environment and supporting the integrity of information, for internal decision-making and external reporting purposes.
A combined assurance model is applied which effectively covers the group’s significant risks and material matters through a combination of internal functions and external service providers. More information is contained in the Audit and risk committee: chairperson’s report.
Notwithstanding the output of the combined assurance model, board members are expected to apply an enquiring mind, form their own opinion on the integrity of the information and reports, and the degree to which an effective control environment has been achieved.
Internal audit plays an important part in the overall assurance approach and effectiveness of the assurance model. The audit and risk committee oversees the internal audit function on behalf of the board.
External independent quality assessment
During FY19, the internal audit function underwent an independent quality review conducted by the Institute of Internal Auditors South Africa. The internal audit function was found to generally conform with the International Standards for the Professional Practice of Internal Auditing. No material findings were noted. The external quality assessment is performed every five years.

Legitimacy
Inclusive stakeholder-engagement model
The board sets the direction for the group’s approach to stakeholder relationships. An inclusive stakeholder-engagement approach considers whether the legitimate needs, interests and expectations of all material stakeholders have been adopted.
Information on the material stakeholders and the manner in which relationships with stakeholders are managed, governed and monitored is provided in Stakeholder engagement and material issues.
Shareholders are encouraged to attend the Harmony annual general meeting, details of which are contained in the notice of the 2020 annual general meeting in the Report to Shareholders 2020.

GROUP ORGANISATIONAL STRUCTURE
The group is led and directed by a unitary board of directors who are guided by ethical leadership practices and board and committee charters that are reviewed on a regular basis. The group executive management team, headed by the chief executive officer is responsible for leading implementation and execution of the board-approved strategy, policy and operational planning and governed appropriately in accordance with a formal delegation of authority framework.

Board of directors
The board exercises its leadership role over the group by:
• Steering its strategic direction
• Approving policy and planning that gives effect to the strategy
• Overseeing and monitoring implementation and execution by management
• Ensuring accountability for performance through reporting and disclosure

Board committees

  The board has delegated particular roles and responsibilities to standing committees, however the board remains ultimately accountable.
  The board committees’ primary functions, include the consideration, oversight and monitoring of strategies, policies, practices, performance and recommendations to the board for final approval related to:

Audit and risk	Social and ethics	Technical	Investment	Remuneration	Nomination
• Operation of an adequate system of internal control and control processes • Accurate and appropriate reporting of financial statements • Risk management and overall risk governance
• Occupational health and employee well-being, environmental management, corporate social responsibility, human resources, public safety and ethics management
• Compliance against relevant regulations
• Sustainability-related key performance indicators and levels of assurance
		• Safety, strategy and operational performance • Review of strategic plans • Providing guidance and support to management	• Potential projects, acquisitions and disposals in line with Harmony’s strategy and ensures that due diligence procedures are followed
•Fair reward of directors and executive management for their contribution to • Harmony’s performance
Harmony’s compensation policies and practices and administration of its share incentive schemes
• Group remuneration policy
• Formal and transparent procedures related to board appointments • Succession planning for directors and members of the executive team • Board self-assessment process

Chief executive officer

Executive management: office of the group chief executive officer

	Executives reporting to the chief operating officer: South Africa		Executives reporting to the chief executive officer: South-East Asia
Regional operational, divisional and departmental management teams and steering committees

BOARD COMPOSITION, CHAIRMAN, INDEPENDENCE AND MEETING ATTENDANCE
Board diversity
Diversity and transformation are key focus areas for the board. A broader diversity board policy at board level, specifically focusing on the promotion of the diversity attributes of gender, race, culture, age, field of knowledge, skills and experience has been formally adopted.
The board is satisfied that its composition reflects the appropriate mix of knowledge, skills, gender, race, culture, age, experience and, where applicable, independence. In addition, the composition of the board and its leadership structure ensures that there is a balance of power in the boardroom and that no one individual has unfettered authority of decision-making.
The nomination committee considered and applied the broader diversity board policy in the nomination and appointment of Ms Boipelo Lekubo who was appointed financial director effective 3 March 2020. Ms Lekubo contributes a wealth of experience and diversity to the board and has been recommended for election by Harmony’s shareholders at the 2020 annual general meeting. See the Notice of annual general meeting in the Report to Shareholders 2020.

Board composition
The board has 15 highly experienced and reputable members, 12 are non-executive directors of whom nine are independent, three are executive directors, five are female and 11 are historically disadvantaged persons.
The role and function of the board, including guidelines relating to the board’s composition and procedures, are documented in detail in the board charter, which is reviewed regularly to ensure that it remains relevant and applicable.
Brief profiles of all board members can be found in the Leadership section in this report, with their detailed resumes available online at www.harmony.co.za.
The majority of the non-executive directors are classified as independent. The board appreciates that independence is first and foremost a state of mind and all board members, notwithstanding their categorisation, are expected to act independently and with unfettered discretion at all times. This expectation is also confirmed in the board charter.

Chairman
The chairman of the board, Dr Patrice Motsepe and the deputy chairman of the board, Mr Modise Motloba, are non-executive directors, but are not classified as independent. The board is satisfied that the lead independent director, Mr Mavuso Msimang, meets the requirements for an independent director under the Companies Act and King IV, and any other criteria evidencing objectivity and independence established by the board.
The duties of the chairman, deputy chairperson as well as the lead independent director have been included in the board charter and are based on the recommendations of King IV. The roles of the chief executive officer and chairman are separate.
These appointments are reviewed annually and form part of the board’s succession plan for the position of chairman and lead independent director.
Guidance provided by King IV, as far as the board chairman’s membership of board committees is concerned, has been applied and the board chairman is only a member of the nomination committee. The nomination committee is chaired by the lead independent director.

Assessment of the independence of directors who have served on the board for more than nine years
An assessment of Ms Fikile De Buck who has served on the board for 14 years, Mr Joaquim Chissano, who has served on the board for 15 years and Dr Simo Lushaba who has served on the board for 18 years, was undertaken during the year under review.
Following the assessment by the nomination committee, the board is satisfied that the individuals do not have any relationships that may impair, or appear to impair, their ability to apply independent judgement. In addition, there are no interests, positions, associations or relationships which, when judged from the perspective of a reasonable and informed third party, are likely to influence the members unduly or cause bias in their decision-making.
The committee thus concluded that the members demonstrated that they were independent of mind and judgement, and had objectively fulfilled their roles as independent non-executive directors, despite their tenure on the board. The wealth of experience of these members, in addition to their being known as reputable individuals of integrity and great character, makes their ongoing input and contribution an invaluable asset to the board and the group. The wealth of experience of these members, in addition to their being known as reputable individuals of integrity and great character, makes their ongoing input and contribution an invaluable asset to the board and the group.

Nomination, election and appointment
The nomination committee is also tasked with identifying potential candidates for appointment to the board while the actual appointment is a matter for the board as a whole. The collective knowledge, skills and experience required by the board as well as diversity performance are all aspects considered by the board before appropriate candidates are identified for nomination. The nomination committee conducts the necessary independence checks and investigations, as recommended by King IV, in respect of potential candidates.
Formal letters of appointment are provided to all new board members. In addition, new board members participate in an extensive induction programme to enable them to make the maximum contribution within the shortest possible time. Ongoing mentorship is provided to members with no or limited governance experience and they are encouraged to undergo appropriate training. Provision has also been made in the board’s annual work plan for regular briefings on legal and corporate governance developments, as well as risks and changes in the external environment of the group.
As required by the provisions of Harmony’s Memorandum of Incorporation, a third of the non-executive directors are expected to retire by rotation at each annual general meeting of the company. The names and profiles of these members have been included in the notice of the 2020 annual general meeting in the Report to shareholders 2020. The board is comfortable in recommending their re-appointment to shareholders.
The role and function of the board, including guidelines relating to the board’s composition and procedures, are documented in detail in the board charter, which is reviewed regularly to ensure that it remains relevant and applicable.

Board performance evaluations
The board fully supports the notion that an appropriate evaluation of the board and its various structures is a strategic value adding exercise that facilitates the continued improvement of the board’s performance and effectiveness. For this reason, an independent formal self-evaluation process (for a comparative period of three years) was undertaken during FY20 and included an assessment of the performance of the board, its chairman and individual members as well as the board committees, chief executive officer and company secretary.
Overall, the self-evaluation reconfirmed that the board and board committees were considered to be:

•	highly effective

•	appropriately positioned to discharge their governance responsibilities

•	well supported by its committees

•
working as a cohesive unit and that the highest ethical standards are applied in deliberations and decision-making, thus enabling the board to provide effective leadership based on an ethical foundation

The general consensus among board members is that the chief executive officer:

•	communicates consistently and effectively with all of Harmony’s stakeholders

•	created and implemented an effective strategy, supported by management

•	demonstrates ethical and transparent leadership by living the company’s culture and reinforcing its values
Considering the outcome of the evaluation process, the board is satisfied that the process is improving its performance and effectiveness. The following matters were highlighted as further areas for improvement:

•
Although the board was satisfied with its diversity in terms of knowledge, skills, experience, culture and race, the board acknowledged the need to improve representation in terms of age and technical mining experience. In the prior year, the board appointed two additional women to the board and another woman during the year under review.

•	Harmony’s continuous training and development for board members should be more formalised.

•	Long-standing board members should continue to be tested for independence

Conflicts of interest
Each member of the board is required, among others, to submit a general declaration of financial, economic and other relevant interests and to update these general declarations as and when necessary as a result of significant changes. In addition, the declaration of interests in any matter on the agenda of a meeting of the board or a board committee is a standard item at the start of every meeting. In the event of a potential conflict being declared, the board proactively manages such conflict within the boundaries of the law.

Appointment and delegation to management
The board is responsible for appointing the chief executive officer on recommendation by the nomination committee. Harmony’s chief executive officer is responsible for leading implementation and execution of the board-approved strategy, policy and operational planning, and serves as a link between the board and management.
He is accountable and reports to the board. The chief executive officer is not a member of the remuneration, audit or nomination committees. He does, however, attend meetings of these committees as and when required for him to contribute insights and information.
Succession planning for this position forms part of the executive succession plan that is monitored on behalf of the board by the nomination committee. An emergency succession plan is also in place and reviewed on annual basis.
A formal delegation of authority framework is in place and is reviewed regularly by the board to ensure its appropriateness and relevance to the business. The delegation of authority addresses the authority to appoint executives who may serve as ex officio executive members of the board and to make other executive appointments.

Group company secretary
The group company secretary is Ms Shela Mohatla, a full-time employee of Harmony who was appointed as group company secretary, with effect from 14 August 2020, following her appointment as the acting company secretary on 27 January 2020. She is a chartered secretary by profession. Her summary resumé is included in the separate document, Board and management resumés 2020.
The board has direct access to the group company secretary who provides professional and independent guidance to the board as a whole and to members individually on corporate governance and legal duties. The group company secretary also supports the board in coordinating the effective and efficient functioning of the board and its committees.
The group company secretary has unrestricted access to the board and, at all times, retains an arms-length relationship with the board in order to enhance the independence of the position. The group company secretary is not a member of the board but, being accountable to the board, reports to the board via the chairman on all statutory duties and functions performed in connection thereof.
In order to facilitate and enhance the independence and effectiveness of the group company secretary, the board ensures that the office of the group company secretary is empowered and that the position carries the necessary authority. The remuneration committee considers and approves the remuneration of the group company secretary on behalf of the board.
The board annually assesses the performance and independence of the group company secretary and also confirms that the individual has the necessary competence, gravitas and objectivity to provide independent guidance and support at the highest level of decision-making in the group. The group company secretary’s performance and independence were assessed at appointment in August 2020, and the board is satisfied with her competence, experience and qualifications.

The board is therefore comfortable that the arrangements in place for accessing professional corporate governance services are effective.

In memoriam
Ms Riana Bisschoff sadly passed away in January 2020 following a short illness.
The board and management of Harmony pay tribute to Ms Bisschoff’s leadership, integrity, exuberance and outstanding dedication to the group. She had occupied the position of Harmony’s group company secretary since 1 March 2012.

BOARD AND COMMITTEE ATTENDANCE

				Attendance by committee
Name	Age (years)	Appointed director	Independent	*Audit and risk committee	** Social and ethics committee	** Technical committee	** Investment committee	Remuneration committee	Nomination committee	Attendance at board meetings

Non-executive directors
Dr Patrice Motsepe (Chairman)	58	2003							4/4	4/4	100%
Mr Modise Motloba (Deputy chairperson)	54	2004		(a) 2/7	5/6	(a) 4/6	7/7		3/4	3/4	75%
Mr Mavuso Msimang (lead independent)	79	2011			4/6				3/4	2/4	50%
Dr Simo Lushaba	54	2002		7/7	6/6		7/7	4/4		4/4	100%
Ms Fikile De Buck	60	2006		7/7	5/6			4/4	4/4	4/4	100%
Ms Karabo Nondumo	42	2013		7/7		6/6	7/7			4/4	100%
Mr Ken Dicks ^	81	2008				6/6	6/7			4/4	100%
Mr John Wetton	71	2011		7/7	6/6		7/7	4/4		4/4	100%
Mr Max Sisulu ^	75	2018			0/6					0/4	0%
Mr Vishnu Pillay	63	2013				6/6	7/7	4/4	(f) 2/4	4/4	100%
Mr Joaquim Chissano	81	2005			5/6		(b) 3/7		(b) 2/4	3/4	75%
Mr André Wilkens	71	2007				4/6	4/7	4/4		4/4	100%
Ms Grathel Motau	45	2019					(c) 5/7			4/4	100%
Ms Given Sibiya	52	2019		(d) 7/7						4/4	100%
Executive directors
Mr Peter Steenkamp	60	2016								4/4	100%
Ms Boipelo Lekubo (e)	37	2020								4/4	100%
Mr Frank Abbott #	66	2012								4/4	100%
Mr Harry Mashego	56	2010								3/4	75%

* Includes one ad hoc meeting for the year
** Includes site visits
^ Resigned from the board on 30 September 2020
# Retired on 30 September 2020
(a)    Resigned as member of the audit and risk committee on 21 October 2019, appointed as member of the technical committee on 21 November 2019
(b)    Appointed as member of the investment committee on 26 November 2019, resigned from the nomination committee on 26 November 2019
(c)    Appointed as member of the investment committee on 16 August 2019
(d)    Appointed as member of the audit and risk committee on 16 August 2019
(e)    Appointed to the board on 3 March 2020
(f) Appointed as member of the nomination committee on 21 November 2019

BOARD COMMITTEES
The board has delegated particular roles and responsibilities to standing committees based on relevant legal requirements as well as on what is appropriate for the group to achieve objectives of delegation. The board recognises that duties and responsibilities can be delegated but that accountability cannot be abdicated. The board, therefore, remains ultimately accountable.
The following committees have been established:

•	Audit and risk committee

•	Investment committee

•	Nomination committee

•	Remuneration committee

•	Social and ethics committee

•	Technical committee
A brief description of each board committee, its functions and the key activities and actions during FY20, follows below.
The qualifications and experience of each committee member are included under Leadership and in the document Board and management resumes that is available online.

Terms of reference
Formal terms of reference have been adopted for each board committee and are reviewed annually (and when necessary) to ensure that the content remains appropriate and relevant. The terms of reference address, as a minimum, the recommended items in King IV. The respective committee terms of reference can be found on Harmony’s website at https://www.harmony.co.za/responsibility/governance/practices-policies

Committee membership
In considering the membership of board committees, the board, with the assistance of the nomination committee, is mindful of the need for effective collaboration through cross-membership between committees, where required. The timing of committee meetings is co-ordinated so as to facilitate and enhance the effective functioning of and contribution made by each of the committees. The duties and responsibilities of each committee have been documented so as to clearly define the specific role and positioning of each committee in relation to topics that may be within the mandate of more than one committee. Committee membership has also been addressed to ensure a balanced distribution of power across committees so that no person has the ability to dominate decision-making and no undue reliance is placed on any one person.
The board is satisfied that each committee, as a whole, has the necessary knowledge, skills, experience and capacity to execute its duties effectively and with reasonable care and diligence. Each committee has a minimum of three members. Members of the executive and senior management are invited to attend committee meetings as deemed appropriate and necessary for the effective functioning of the committee.
During FY20, the majority of the members of all board committees remained independent non-executive directors. All board committees were chaired by an independent non-executive director, except for the technical committee chaired by Mr André Wilkens and the investment committee chaired by Mr Modise Motloba who are both non-independent and non-executive directors. The board remains confident that Mr Wilkens and Mr Motloba’s leadership as chairperson of the technical and investment committees respectively, is in the best interests of the company, based on their extensive knowledge of the specific areas of responsibilities of those committees.

Committee meetings
Any board member who is not a member of a specific committee is entitled to attend meetings of a board committee as an observer but is not entitled to participate without the consent of the committee chairperson. Such members have no vote in meetings and will not be entitled to fees for attendance, unless specifically agreed by the board and provided for in the board fee structure as approved by shareholders.
The board considers the recommendations as provided by board committees in matters requiring board approval but remains responsible for applying its collective mind to the information, opinions, recommendations, reports and statements presented by the committees.

AUDIT AND RISK COMMITTEE

Member	Committee tenure
Fikile De Buck (Chairperson)*	14 years
John Wetton	9 years
Karabo Nondumo	7 years
Dr Simo Lushaba	17 years
Given Sibiya	1 year
Modise Motloba	**
* Appointed as chairperson on 10 May 2018 **Resigned as member on 21 October 2019

Primary functions
• Monitors the operation of an adequate system of internal control and control processes
• Monitors the preparation of accurate financial reporting and statements in compliance with all applicable legal and corporate governance requirements and accounting standards
• Monitors risk management, ensures that significant risks identified are appropriately addressed and supports the board in the overall governance of risk

Key activities and actions in FY20
• For the actions of the audit and risk committee in FY20 refer to the Audit and risk committee: chairperson’s report
• Reviewed the company’s quarterly and annual financial results
• Evaluated and considered Harmony’s risks, as well as measures taken to mitigate those risks
• Monitored the internal control environment in Harmony and found it to be effective
• Discussed the appropriateness of accounting principles, critical accounting policies, management judgments, estimates and impairments, all of which were found to be appropriate
• Ensured that the appropriate financial reporting procedures, which include consideration of all entities included in the consolidated group IFRS financial statements, have been established and that these procedures are operating *
• Ensured that it has access to all the financial information of Harmony to allow the Company to effectively prepare and report on its financial statements *
• Considered the appointment of the external auditor, PricewaterhouseCoopers Inc, as the registered independent auditor for the ensuing year
• Considered the suitability of the external audit partner firm following assessment of the information provided by the external audit firm, in terms of paragraph 22.15(h) of the JSE Listings requirements, to determine the suitability of their appointment as the external audit firm and of the designated individual partner
• Satisfied itself that the external audit firm, PricewaterhouseCoopers Inc, was suitable and independent from the company
• Evaluated the independence and effectiveness of the internal audit function
• Evaluated and coordinated the internal audit, external audit and sustainability assurance processes
• Received and considered reports from the external and internal auditors
• Reviewed and approved internal and external audit plans, terms of engagement and fees, as well as the nature and extent of non-audit services rendered by the external auditors
• Considered the appropriateness, expertise and experience of the financial director, Boipelo Lekubo, as well as that of the finance function - both were found to be adequate and appropriate
• Considered whether information technology risks are adequately addressed and whether appropriate controls are in place to address these risks. The committee oversees and monitors the governance of information technology on behalf of the board, a task it views as a critical aspect of risk management.
• Considered and confirmed the company as a going concern
• Considered the JSE‘s most recent report on the proactive monitoring of financial statements
• Reviewed and recommended changes to the committee’s terms of reference to the board for approval
• Reviewed the corporate governance and compliance policy and framework for board approval
• Updated and recommended the company’s delegation of authority policy for board approval
• Considered funding for the Mponeng and Mine Waste Solution acquisition and considerations related to Covid-19

* In terms of new JSE Listings Requirements

SOCIAL AND ETHICS COMMITTEE

Member	Committee tenure
Dr Simo Lushaba (Chairperson)*	2 years
Modise Motloba	15 years
John Wetton	9 years
Mavuso Msimang	9 years
Joaquim Chissano	14 years
Fikile De Buck	14 years
Max Sisulu**	2 years
*Appointed as chairperson on 10 May 2018 **Resigned as member and director on 30 September 2020

Primary functions
• Oversees policy and strategies pertaining to occupational health and employee well-being, environmental management, corporate social responsibility, human resources, public safety and ethics management
• Monitors implementation of policies and strategies by executives and their management teams for each discipline referred to above
• Assesses Harmony’s compliance against relevant regulations
• Reviews material issues in each of the above disciplines to evaluate their relevance in the reporting period, and to identify additional material issues that warrant reporting, including sustainability-related key performance indicators and levels of assurance

Key activities and actions in FY20
• Reviewed and recommended the social and ethics committee report to be included in the integrated annual report
• Reviewed and considered the social, economic, human capital and environmental issues affecting the company’s business and stakeholders
• Reviewed and considered the effect that the company’s operations had on the economic, social and environmental well-being of communities, as well as significant risks within the ambit of the committee’s responsibilities
• Approved material elements of sustainability reporting and the key performance indicators which were externally assured
• Considered and monitored the company’s internal and external stakeholder relations
• Reviewed and recommended changes to the committee’s terms of reference to the board for approval
• Considered and approved the company’s health and safety policy
• Considered and approved the company’s preferential procurement policy
• Considered and approved the company’s environmental policy
• Considered and approved the company’s ethics management strategy and plan
• Attended a site visit for environmental management and social and labour plans at Doornkop mine
• Reviewed and recommended the committee’s terms of reference to the board for approval
•Considered and reviewed the impact of Covid-19
See Social and ethics committee: chairperson’s report

TECHNICAL COMMITTEE

Member	Committee tenure
André Wilkens (Chairperson)*
Ken Dicks**	12 years
Karabo Nondumo	12 years
Vishnu Pillay	4 years
Modise Motloba	7 years
*Appointed as chairperson on 22 January 2008 ** Resigned as member and director on 30 September 2020

Primary functions
• Provides a platform to discuss strategy, performance against targets, operational results, projects and safety
• Informs the board of key developments, progress against objectives and the challenges facing operations
• Reviews strategic plans before recommending such to the board for approval
• Provides technical guidance and support to management

Key activities and actions in FY20
• Monitored safety across all operations
• Monitored exploration and ore reserves in South Africa and Papua New Guinea
• Monitored all South African and Papua New Guinean operations
• Considered and approved the company’s health and safety policy
• Reviewed and recommended to the board the company’s annual budget and business plans for FY21
• Attended a site visit for a detailed discussion on the company’s enterprise risk management
• Considered investments, proposals, projects and proposed acquisitions from a technical point of view
• Reviewed and recommended the committee’s terms of reference to the board for approval
• Considered and reviewed the impact of Covid-19
• Reviewed and recommended the acquisition of Mponeng and Mine Waste Solution to the board for approval

INVESTMENT COMMITTEE

Member	Committee tenure
Modise Motloba (Chairperson)*	2 years
Dr Simo Lushaba	16 years
John Wetton	9 years
Karabo Nondumo	7 years
Ken Dicks**	12 years
Vishnu Pillay	7 years
André Wilkens	13 years
Grathel Motau	1 year
Joaquim Chissano	Appointed 26 November 2019
*Appointed as chairperson on 10 May 2018 ** Resigned as member and director on 30 September 2020

Primary functions
• Considers projects, acquisitions and disposals in line with Harmony’s strategy and ensures that due diligence procedures are followed
• Conducts other investment-related functions designated by the board

Key activities and actions in FY20
• Considered investments, proposals, projects and proposed acquisitions in line with the board’s approved delegation of authority and the committee’s terms of reference
• Attended a site visit for a detailed discussion on the company’s enterprise risk management
• Reviewed and recommended the budget and business plans for FY21
• Reviewed and recommended the committee’s terms of reference to the board for approval
• Considered and reviewed the impact of Covid-19
• Reviewed and recommended the acquisition of Mponeng and Mine Waste Solution to the board for approval

REMUNERATION COMMITTEE

Member	Committee tenure
Vishnu Pillay (Chairperson)*	5 years
Fikile De Buck	10 years
John Wetton	9 years
Dr Simo Lushaba	15 years
André Wilkens	13 years
* Appointed as chairperson on 11 May 2017

Primary functions
• Ensures directors and executive management are fairly rewarded for their contribution to Harmony’s performance
• Assists the board in monitoring, reviewing and approving Harmony’s compensation policies and practices, and in the administration of its share incentive schemes
• Operates as an independent overseer of the group remuneration policy and makes recommendations to the board for final approval

Key activities and actions in FY20
• Reviewed the benefits and remuneration principles as applied to Harmony executive management
• Received and discussed a summary of the total suite of Harmony executive management incentive schemes in order to obtain a holistic view
• Reviewed and recommended the committee’s terms of reference to the board for approval
• Reviewed and recommended the company’s Total Incentive Plan policy to the board for approval
• Reviewed and recommended the travel policy for non-executive directors to the board for approval
• Reviewed the company’s consolidated paper on retention
• Considered and recommended the remuneration policy and implementation report to the board for inclusion in the notice of annual general meeting for consideration by the shareholders as non-binding advisory resolutions (see Remuneration report)
• Reviewed executive directors’ and executive management’s remuneration benchmarks and recommended their annual salary increases to the board for approval (see Remuneration report)
• Reviewed the annual salary increases of the company secretary and chief audit executive
• Reviewed the annual salary increases of the company secretary and chief audit executive
• Reviewed the non-executive director fees with the assistance of an independent service provider
• Considered and reviewed the impact of Covid-19 on the remuneration of employees
• Considered and recommended the company’s Total Incentive Plan Balanced Scorecard for FY21 for board approval

NOMINATION COMMITTEE

Member	Committee tenure
Mavuso Msimang (Chairperson)*	8 years
Dr Patrice Motsepe	17 years
Joaquim Chissano**	13 years
Modise Motloba	10 years
Fikile De Buck	10 years
Vishnu Pillay	Appointed 21 November 2019
*Appointed as chairperson on 10 May 2018 ** Resigned as member on 21 November 2019

Primary functions
• Ensures that procedures governing board appointments are formal and transparent
• Makes recommendations to the board on all new board appointments
• Reviews succession planning for directors and other members of the executive team and oversees the board’s self-assessment process

Key activities and actions in FY20
• Reviewed succession planning for directors and other members of the executive team and oversaw the board’s self-assessment process
• Reviewed and recommended for re-election directors who retire by rotation in terms of the company’s memorandum of incorporation
• Reviewed and made recommendations on the composition, structure and size of the board and board committees, in line with the board’s policy on gender and race diversity
• Considered the positions of the chairman and the deputy chairperson of the board and the lead independent director and made recommendations to the board
• Reviewed and recommended the independence of non-executive directors (especially independent non-executives serving on the board for longer than nine years)
• Reviewed and recommended immediate and long-term succession plans for the board, the chairman of the board, the chief executive officer, executive management and the company secretary
• Considered the appointment of the financial director and the group company secretary and made recommendations to the board
• Considered the programme in place for the professional development of directors and regular briefings on legal and corporate governance developments, risks and changes in the external operating environment of the organisation
• Considered the policy on the promotion of broader diversity at board level, specifically focusing on the promotion of the diversity attributes of gender, race, culture, age, field of knowledge, skills and experience

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REMUNERATION REPORT
DEAR SHAREHOLDER
I am pleased to submit the Remuneration Report as part of Harmony’s Integrated Annual Report 2020. To ensure peak performance and that our business objectives are responsibly met, it is imperative that employees and directors of the company are fairly and responsibly rewarded.
The remuneration committee plays an important role in ensuring fair, equitable and responsible remuneration practices. Under the new total incentive plan, the first award was made during September 2019. We continue to make significant progress in reflecting company performance and the topical issues of a living wage, diversity and pay equality.
Safe production - our number one priority in everything we do
The remuneration committee mourns and acknowledge the tragic loss of six of our employees at our South African operations during the 2020 financial year.
Harmony’s overall safety performance improved in the 2020 financial year, with the group fatality improvement rate improving to 0.08 per million hours worked (FY19: 0.12). Safety remains our first priority. We continue to follow an integrated risk management approach, which includes safety training, awareness campaigns, safety days at each of our operations and equipping our employees with the necessary skills to identify hazards and act safely. Safe production is a responsibility that we, at Harmony, consider very seriously. Every person has the right to withdraw from an unsafe area and employees are encouraged to report unsafe working conditions. With each accident, a thorough investigation is conducted and lessons learnt are shared throughout the company. Employees are held accountable for not complying with safety regulations. Efforts to improve safety cannot, however, focus solely on discipline and training. Safety outcomes are therefore held in high regard and further re-enforced in our remuneration policy. For more information on what has been done to address our safety performance, see Safety and health.
Safety carries a weighting of 15% of the total score on the balanced scorecard. Although the fatality rate improved the company did not achieve its target on the lost time injury frequency rate, resulting in a zero outcome on the safety component of the scorecard.
The industry and national context
The South African gold industry is maturing and shrinking with annual gold production declining from 117 tonnes in 2018 to 101 tonnes in 2019. Gold sales climbed by 3.7% to R72.6 billion in 2019 (R69.7 billion in 2018). Employee numbers declined by 5% to 95 130 in 20191. With multiple challenges presented by increasing mining depth, rising costs and a volatile rand gold price, South African gold mines are under pressure to deliver a reasonable margin after all-in sustaining costs have been considered.
Despite this industry context, we remain committed to paying a “living wage” to our employees. For a detailed account of the overall remuneration packages of Harmony’s entry-level employees (category 4-8 employees), please refer to page 160 of this Remuneration report.
1 https://www.mineralscouncil.org.za/sa-mining/gold
The impact of Covid-19
Gold production during the final quarter of the financial year was significantly impacted by the national lockdown on the 27 March 2020. All of Harmony’s underground operations were placed on care and maintenance. Resumption of partial work on the operations only started during May 2020. Harmony only returned to pre-lockdown production levels during August 2020.

These lockdown arrangements necessitated adjustments to some of the balanced scorecard parameters, please refer to page 172 of this Remuneration report.
Despite the disruption of Covid-19, the South African operations achieved up to 75% of planned production during the last quarter of the financial year.
Management teams and employees remained committed and continued working relentlessly either at the operations and plants or from home in spite of salary sacrifices, to ensure Harmony remains sustainable during challenging times.
Harmony’s social responsibility
Social equality remains a top priority with the focus on paying “living wages” to entry-level workers. Managing the wage gap that will address workers’ most pressing basic financial concerns calls for innovative thinking at all levels and by all role players.
We are pleased to confirm that Harmony pays all category 4 employees at least three times more than the 2019 living wage of R6 846 per month, based on the 2018 living wage determined by Trading Economics 2, escalated by CPI inflation for low income earners (4.2%).
We continually strive to improve the lives of our employees by improving living conditions, access to social services, healthcare, and education and training. See Employee relations.
2 https://tradingeconomics.com/south-africa/living-wage-individual
Fair and responsible pay
Remunerating executives fairly and holding them accountable for the success of the business is in the interests of all stakeholders, including employees, the community at large, and our business partners and suppliers.
We remunerate fairly and responsibly by ensuring that our remuneration is market-related and in line with the performance of the company. We also ensure that our minimum remuneration compares favourably with the South African living wage, and that the measurement of the pay gap between the lowest and highest employment levels is established and monitored as discussed below.
In FY20, an average increase of 5% in guaranteed remuneration packages for non-unionised employees and 7.82% for unionised employees was approved. In order for the committee to track the income dispersion between high- and low-income earners more efficiently, the Palma ratio has been selected. The Palma ratio is calculated by comparing the average income of the top 10% earners compared to the average of the lowest 40% earners at Harmony South Africa. Harmony’s Palma ratio in 2020 was 5.3 3 compared to 5.5 in 2019 and 5.7 in 2018.
3 Adjusted to remove the short-term impact of the Covid-19 pandemic
Growth strategy
Over the past two years, Harmony has added additional gold ounces per annum through the acquisition of Moab Khotsong and the reinvestment in Hidden Valley in Papua New Guinea. Harmony has demonstrated its ability to increase the life of mines it operates in South Africa and Papua New Guinea - sustaining the mine communities surrounding the mining operations, preserving jobs and further unlocking value for its shareholders through increased grades and stronger margins through its growth strategy.

Gender and racial equality
Harmony’s remuneration policy is to remunerate based on an individual’s ability, skills and knowledge. Men and women, irrespective of their race, are paid equally for equivalent roles. There is no differentiation in remuneration based on gender, race or any other arbitrary reason. The gender distribution for all employment categories is discussed more fully in Employee relations. The overall number of females represented in the organisation’s workforce is small and Harmony is systematically addressing this discrepancy with better progress being made at senior management level. The potential to increase this number lies in the technical fields both operational and underground. For details, refer to Employee relations.
King IV principles
The remuneration committee continues to compare local and global remuneration trends with our remuneration strategy. At the 2019 annual general meeting, the non-binding advisory vote on the remuneration policy was supported by 98.35% of the votes exercised on the resolution. Considering that 82.56% of the total issued shares of the company were voted on the resolution, the remuneration committee is satisfied with shareholders’ support of this very important aspect of the business.
The committee is satisfied that the remuneration policy has achieved its stated objectives for the year. For more on the committee and its activities during the year under review, see the section on Corporate governance in this report.
No member of the committee has a personal interest in the outcome of decisions made during the period under review and four of its five members are independent non-executive directors. The chairperson of the board is not a member of the committee.
Use of consultants and their independence
We employed the services of consultants PwC and the legal firm Bowmans during the year for independent and objective advice on remuneration trends and legal matters.
Statement on effectiveness of policy
We are satisfied that our policy has achieved its objectives and we are confident that the total incentive plan will further enhance our company performance and support our growth objectives.
In closing
We value our shareholder comments and, as always, invite our shareholders to engage with the company through the office of the company secretary (companysecretariat@harmony.co.za). I remain grateful to the board, remuneration committee members and executive directors for their support and commitment during 2020.
Vishnu Pillay
Chairperson: Remuneration committee
23 October 2020

PART 1: REMUNERATION POLICY
Harmony’s reward strategy underpins our business strategy of safely producing profitable ounces, increasing our margins and expanding our production base through organic growth and acquisitions. Over the past two years, Harmony has added additional gold ounces per annum through the acquisition of Moab Khotsong and the reinvestment in Hidden Valley in Papua New Guinea.
In order to achieve this, we rely on experienced, skilled teams who live our values and maintain stakeholder relationships to grow profits safely and maintain a sustainable company.
Our remuneration policy has been designed with our business strategy in mind - to attract and retain these experienced, skilled teams, and to motivate them to deliver and achieve our key business goals. To ensure that this happens, we need to be certain that all elements of our remuneration and wider reward offerings are aligned, fair and market competitive. In determining remuneration, the remuneration committee takes into account shareholders’ interests as well as the financial health and future of the company.
GENDER AND RACE EQUALITY
Harmony’s remuneration policy is to remunerate based on an individual’s ability, skills and knowledge. Men and women, irrespective of their race, are paid equally for equivalent roles. There is no differentiation in remuneration based on gender, race or any other arbitrary factor.
FAIR AND RESPONSIBLE PAY
Harmony is committed to the concept of a “living wage”, which is based on the philosophy of fair and responsible pay. It embodies our efforts to improve the lives of our employees by enabling them to improve their living conditions, and to have better access to social services, healthcare, and education and training. For more information, refer to Employee Relations and Socio-economic development.
TOTAL INCENTIVE PLAN
The total incentive is determined every year on the following basis:
The balanced scorecard result includes a number of key short- and long-term company performance measures (to be measured over trailing three- and one-year periods). The measures are reviewed and defined annually with appropriate weightings. The scorecard for FY21 is detailed below.
A portion of the total incentive is paid immediately in cash and the balance is settled by means of deferred shares, which will vest at a rate of 20% per annum over the following five years for the executive directors and prescribed officers, and one-third per annum over the following three years for management.
Each element of the total incentive plan is described in the detail below.

Element	Description
Guaranteed pay
Guaranteed pay excludes short- and long-term incentives. To compete effectively for skills in a challenging employment market, we identify the target market to use in benchmarking guaranteed pay. This target market includes organisations or companies that employ similar skills sets to those we require. Comparisons are made predominantly within the mining sector to ensure that Harmony remains competitive. The median of the target market is used as the basis of our pay ranges.

Participation factor	Employee	% guaranteed pay
	Chief executive officer	250%
	Chief financial officer, other executive directors and prescribed officers	230%

Balanced scorecard result	Cash portion of the total incentive (40%)	A portion of the total incentive is settled in cash immediately when the balanced scorecard results for the financial year have been determined and approved by the board.
		Cash portion (balance settled in deferred shares)	% of incentive
		Chief executive officer	40%
		Chief financial officer, other executive directors and prescribed officers	40%
	Deferred share portion of the total incentive (60%)
The balance of the total incentive is settled in deferred shares vesting at a rate of 20% per annum over the next five years for the executive directors and prescribed officers, and one-third per annum over the following three years for management.

FY21 balanced scorecard

	Scorecard component	Group (%)	South Africa operations (%)	South-East Asia operations (%)
Shareholder value	Total shareholder return (absolute)	8.34	6.67	6.67
	Total shareholder return (relative to JSE Gold Index)	8.33	6.67	6.67
	Total shareholder return (relative to FTSE Gold Mines Index)	8.33	6.66	6.66
Financial and operational	Production	20	35	35
	Total production cost (South Africa operations)	12	20	-
	All-in sustaining cost per kg (South-east Asia operations)	3	-	20
	Free cash flow	10	-	-
Growth	Development	-	10	10
	Additions to mineral reserves	10	-	-
	Project execution (for future measurement)	-	-	-
Sustainability	Safety performance: lost-time injury frequency rate	15	15	15
	Environment, social and governance (ESG)	5	-	-
Total		100	100	100
The balanced scorecard will be applied to eligible employees as follows:

•	Group: Prescribed officers, executives in the office of the chief executive officer and all off-shaft services operational managers (South Africa)

•	South Africa operations: Operational executive managers and all on-shaft operational managers

•	South-East Asia operations: Operational executive managers and all operational managers
Details of the FY20 balanced scorecard for the total incentive and the actual performance outcomes are disclosed in the remuneration implementation section (Part 2 of this report).

SCORECARD COMPONENTS:
Total shareholder return
Shareholder value is measured as total shareholder return over a trailing three-year period (measurements are generally taken at the end of August). It comprises two components:
• Absolute performance: which takes into account:
• The value of the growth in the company’s share price
• The value of dividends paid
• Over the measurement period, compared to the company’s cost of equity target
• Relative performance of the company compared to that of the JSE Gold Index and the FTSE Gold Mines Index over the measurement period
Production
Means total gold production against the board approved business plan for the year.
Total production cost
Means total cash operating cost and total capital expenditure for the year.
All-in-sustaining cost per kilogram (South-East Asia)
Means all-in-sustaining costs. For purposes of calculating “all-in-sustaining costs”, “operating cost” is used as a base and all costs related to sustaining production are incorporated. This includes all sustaining capital expenditure, deferred stripping, overhead costs associated with corporate office structures and services that support operations, local economic development cost and net rehabilitation costs. It excludes the non-cash share based payment charge. To arrive at the all-in-sustaining cost per unit, the sum of these cost metrics is divided by the kilograms of gold sold.
Free cash flow
Means cash flow generated by operations adjusted for exploration capital, dividends and the effect of commodity price and exchange rate changes in excess of 10% (higher or lower).
Development
Development is measured against the board-approved business plan of ongoing capital development - the development of reef and waste metres (South Africa) and waste tonnes (South-East Asia) for the financial year.
Addition to mineral reserves
Addition to mineral reserves through acquisitions and major capital projects is calculated for the financial year.
Safety performance: Lost-time injury frequency rate
The lost-time injury frequency rate will be measured against the board-approved plan.
Environment, social and governance (ESG)
ESG will be measured on the basis of continued inclusion in the FTSE4Good Index as verified by FTSE Russell.

MINIMUM SHAREHOLDING REQUIREMENT
We have encouraged prescribed officers to retain performance shares when they vest and a minimum shareholding requirement was again confirmed in the new total incentive plan to achieve this. The requirement provides that:

•
50% (fifty percent) of the shares which will vest to a prescribed officer shall, immediately prior to the applicable vesting date, be automatically locked up on the terms and in accordance with the minimum shareholding requirement

•	the lock-up shall apply for as long as the relevant target minimum shareholding requirement applicable to the prescribed officer has not been met

•	a prescribed officer may elect to voluntarily lock up shares that vest in terms of the 2006 share plan in order to meet his target minimum shareholding requirement

•
once the relevant target minimum shareholding requirement has been met, any deferred shares which subsequently vest in and are settled to a prescribed officer shall vest and be settled in accordance with the terms of the deferred share plan

•
a prescribed officer may elect to voluntarily lock up shares that vest in terms of the 2006 share plan or the deferred share plan even if it results in the lock-up of shares being in excess of the target minimum shareholding requirement - if the locked-up shares exceed the target minimum shareholding requirement, the excess shares will remain in lock-up until the next vesting date (in terms of any relevant Harmony share incentive plans applicable at the time) at which point the excess shares will be released from lock-up and settled in accordance with the terms of the deferred share plan

•	a prescribed officer must communicate his election to voluntarily lock up his shares that vest in terms of the 2006 share plan or the deferred share plan before the relevant vesting date
Prescribed officers
The minimum shareholding requirement shall continue to apply to a prescribed officer as long as the prescribed officer remains a prescribed officer.
If a prescribed officer ceases to be employed by the group for any reason, his locked-up shares shall be released from the lock-up on the date of termination of employment.
Target minimum shareholding requirement
The target minimum shareholding requirement is the relevant target minimum shareholding value (expressed in South African rands), which is required to be held by a prescribed officer from time to time pursuant to this minimum shareholding requirement being a minimum of 100% (one hundred percent) of such prescribed officer’s cost to company.
Measurement of target minimum shareholding requirement
Each tranche of locked-up shares shall be deemed to have a value for the purposes of determining whether the target minimum shareholding requirement has been met, equal to the one-day volume weighted average price of a share in South African rands (ZAR) as at the date of such lock-up, multiplied by the number of shares to be locked up in such tranche. The aforesaid value shall be increased yearly by the applicable CPI rate for the year.
Any locked-up shares in terms of the 2006 Harmony share plan minimum shareholding requirement shall remain locked up and shall be taken into account for purposes of determining whether the target minimum shareholding requirement has been met.
Trading restriction
Appropriate entries in the relevant register(s) shall be made to record that all of the prescribed officer’s shares, which are subject to the lock up, shall be noted by the relevant central securities depository participant in terms of section 39 of the Financial Markets Act and the appropriate flag place on the relevant securities account pursuant to section 39 of the Financial Markets Act.
Voting and dividends
A prescribed officer shall, in respect of his vested shares, which are subject to the lock-up:

•	exercise all voting rights in respect of such shares

•	receive all distributions payable in respect of such shares

Application to foreign prescribed officer
The target minimum shareholding requirement of the foreign prescribed officer shall be determined on the date on which this minimum shareholding requirement is adopted or first applies to the foreign prescribed officer (whichever occurs first in time). In calculating the target minimum shareholding requirement of the foreign prescribed officer, the company will use the cost to company (in ZAR) of the chief operating officer: South Africa operations.
The ZAR value of any shares that are to be locked up (in terms of this minimum shareholding requirement) shall be determined on the applicable vesting date with reference to the share price relevant currency exchange rate on the vesting date.
In order to determine whether the target minimum shareholding requirement has been satisfied, the pre-tax value of the locked-up shares will be taken into account.
DEFERRED SHARE PLAN LIMIT
The overall limit for deferred shares, issued under the 2018 deferred share plan is 5% of the shares in issue at the time the plan was approved, amounting to 25 000 000 shares. The individual limit is 0.6% amounting to 3 000 000 shares. To date, 363 676 shares have been issued.
HARMONY 2006 SHARE PLAN LIMIT
The plan limit of 60 011 669 shares is only applicable to the 2006 Harmony share plan (the old plan). To date, 40 573 097 of these shares have been issued. A maximum of 12 792 357 shares could still be issued under the old plan to settle historic awards that will vest by end of the year. No further awards will be made under the old plan.
HARMONY ESOP TRUST (IT001237/2018(G))
At the special general meeting held on 1 February 2018, the shareholders approved the issue of 6.7 million authorised but unissued ordinary shares to the new Harmony ESOP Trust, more commonly referred to as the Sisonke Trust. The scheme covers all employees in non-managerial categories of employment.
In terms of the allocation criteria in the trust deed, each eligible employee that qualified as an employee beneficiary upon the formation of the trust, or within six months thereafter, received 225 ESOP units which are directly attributable to 225 ESOP Trust shares. Thereafter, ESOP units are allocated on a pro-rata basis depending on the period such persons join/qualify as eligible employees.
The scheme will come to an end after the three-year lock-in period on 15 January 2022. Dividends distributed in respect of the ESOP Trust shares prior to the expiry of the three-year lock-in period, which are attributable to allocated ESOP units, shall immediately vest in the employee beneficiaries’ hands. However, the dividends shall be held by the ESOP Trust trustees on behalf of the employee beneficiaries and thereafter be distributed (less any relevant taxes, including dividend withholding tax) to such employee beneficiaries either upon such employee beneficiary’s termination of employment (if the employee beneficiary ceases to remain in the employ of Harmony prior to the expiry of the ESOP Trust lock-in period) or upon the expiry of the ESOP Trust lock-in period.
PAY MIX FOR PRESCRIBED OFFICERS
The tables below illustrate the pay mix for prescribed officers, based on achieving minimum, on-target and stretch performance. The composition of total remuneration outcomes for FY20 and FY21 is illustrated below.

CHIEF EXECUTIVE OFFICER
FY20 and FY21 pay mix*
(R000)	Minimum (%)	On-target (%)	Stretch (%)
Salary benefits	85	85	85
Retirement savings and contributions	15	15	15
Guaranteed pay	100	100	100
Short-term incentive	0	60	100
Long-term incentive	0	90	150
Total remuneration	100	250	350
* This remained unchanged for both years.

OTHER EXECUTIVES (FINANCIAL DIRECTOR, OTHER EXECUTIVE DIRECTOR AND PRESCRIBED OFFICERS)
FY20 and FY21 pay mix*
(R000)	Minimum (%)	On-target (%)	Stretch (%)
Salary benefits	89	89	89
Retirement savings and contributions	11	11	11
Guaranteed pay	100	100	100
Short-term incentive	0	55	92
Long-term incentive	0	78	130
Total remuneration	100	233	322
* This remained unchanged for both years.

AVERAGE MONTHLY WAGES AND BENEFITS
CATEGORY 4-8 EMPLOYEES
FY20 policy*
Total remuneration	Category 4 (%)	Category 8 (%)
Fixed earnings	61	59
Company benefits	12	11
Guaranteed pay	73	70
Variable income	27	30
Total remuneration	100	100
* This remained unchanged for both years

Each component includes the following:
Fixed earning: Basic pay, service increment, 13th cheque, living out allowance
Variable income: Average overtime, shift allowance, average bonus, meal allowance, Unemployment Insurance Fund/skills development levy, insurance benefit
Company benefits: Employer provident/pension fund and medical aid

NON-EXECUTIVE DIRECTOR FEES
Market comparisons, the fiduciary risks carried by non-executive directors, their workload, time commitments, expertise and preparation expected of each non-executive director are considered when reviewing our non-executive director fees. Harmony’s philosophy regarding the remuneration of non-executive directors is to ensure that they are fairly rewarded for their contribution to the company’s governance. Non-executive directors’ fees are reviewed annually and are compared to the market median of companies of comparable size and complexity to ensure that they remain fair and competitive.
During September 2020, the remuneration committee considered an industry benchmark of non-executive directors’ fees. The fees still lag the market to some extent and supports the continued implementation of increases in excess of inflation over a three-year period to bring non-executive directors fees in line with the market. However, it was decided to provide an increase more in line with expected inflation this year. This decision was taken in response to the increased uncertainty due to the Covid-19 crisis and the likelihood of some comparator companies not providing any increase this year. The annual increase of 4.5% to non-executive director fees is in line with executive increases.
In line with the recommendations of King IV, our non-executive directors are paid a retainer for board meetings and an attendance fee for every board meeting attended. Non-executive directors also receive a retainer for serving on a committee. In addition, a per-day ad hoc fee is paid for special meetings or attending to company business.
Non-executive directors do not receive share options or other incentive awards correlated with the share price or group performance as these may impair their ability to provide impartial oversight and advice. The proposed fees for FY21 are set out in the notice of annual general meeting in the Report to shareholders 2020.
Performance of management
The personal performance of employees will not be taken into account in the determination of the total incentive plan outcome. Harmony follows a team-based balanced scorecard approach in determining incentive awards. All management employees are assessed every year against set key performance indicators which are used to guide the development and promotion of such employees.
For more information on the assessment of the performance of the chief executive officer, please refer to Corporate governance.
Contracts, severance and termination
Executive directors and executive managers have employment contracts with Harmony, which include notice periods of up to 90 days. There are no balloon payments on termination, automatic entitlement to bonuses or automatic entitlement to share-based payments other than in terms of the company’s approved share incentive plans.
Malus and clawback
Malus is the forfeiture of a variable pay award before it vests or is settled, and clawback refers to a requirement to repay some or all of an award after it has vested or is settled.
The remuneration committee has a discretion to determine that a prescribed officer’s or executive manager’s total share plan award is subject to reduction, forfeiture or clawback (in whole or in part) if:

•	there is reasonable evidence of misbehaviour or material error by a prescribed officer or executive manager (as the case may be) or

•
the financial performance of the group, the company, the employer company or the relevant business unit for any financial year, used to determine an award, have subsequently appeared to be materially inaccurate or

•
the group, the company, the employer company or the relevant business unit suffers a material downturn in its financial performance for which the prescribed officer or executive manager (as the case may be) can be seen to have some liability or

•
the group, the company, the employer company or the relevant business unit suffers a material failure of risk management for which the prescribed officer or executive manager (as the case may be) can be seen to have some liability or in any other circumstances if the remuneration committee determines that it is reasonable to subject the awards of one or more prescribed officers or executive managers (as the case may be) to reduction or forfeiture

Procedures to impose any malus or clawback provisions must be initiated within three years of the award. To eliminate doubt, the provisions of this malus and clawback policy do not detract from any other legal rights or measures the company has as recourse for acts of fraud, wrongdoing and/or negligence by its prescribed officers or executive management.
Non-binding advisory votes
Shareholders are requested to cast non-binding advisory votes required by King IV on Part 1 and Part 2 of this remuneration report. For more information, refer to the notice of the annual general meeting. In the event that either the remuneration policy or the implementation report or both are voted against by 25% or more of the voting rights exercised at the 2019 annual general meeting, the committee will in good faith and with the best reasonable effort engage with its shareholders to ascertain the reasons for the dissenting votes and appropriately address legitimate and reasonable objections and concerns raised, which may include amending the remuneration policy or clarifying or adjusting the company’s remuneration governance and/or processes.
Shareholder feedback
We maintain open communication channels with our shareholders, listen to feedback and take action where this is deemed to be in the best interests of the company.

PART 2: REMUNERATION IMPLEMENTATION REPORT ON THE POLICY APPLICABLE IN FY20
This section of the report includes details of the implementation and outcomes of the remuneration policy for FY20. We report on increase in guaranteed packages, the performance outcomes for the total incentive plan and for the 2016 performance shares vesting based on the three-year performance period ending this year.
We have also included the disclosure of the total single figure of remuneration, the schedule of unvested awards and cash flows for the executive directors and prescribed officers in line with the applicable King IV requirements, and with the guidance statement from the Institute of Directors and the South African Reward Association. The remuneration of the non-executive directors is disclosed as required by King IV and the Companies Act.
INCREASES TO GUARANTEED PACKAGES DURING THE YEAR
An assessment of executive remuneration was undertaken during the year. Taking into consideration the prevailing market conditions, affordability and shareholders’ expectations, an average increase of 5% to guaranteed remuneration packages of management was made during the 2020 financial year. The average percentage increases awarded to executives, management and unionised staff during the 2018, 2019 and 2020 financial years are illustrated in the accompanying graph.
PAY FAIRNESS AND EQUALITY
In the 2020 financial year, an average increase of 5% in guaranteed remuneration packages for management and executives and 7.82% for unionised employees was approved. Unionised employees have consistently received above-inflation increases for the past six years. The average total monthly remuneration of our category 4-8 employees is tabulated in the accompanying table. We continue to focus on remuneration of our employees at this level to address the challenges of inequality and poverty.
Grade

	Fixed earnings (R)	Company benefits (R)	Variable income (R)	Total per month (R)
Category 4 underground employee (general worker)	13 468	2 720	5 897	22 085
Category 8 underground employee (team leader)	17 525	3 280	8 753	29 558
Refer to Employee Relations for more information.

INCENTIVE PAYMENTS ATTRIBUTABLE TO FY20
Total incentive plan
Actual performance outcomes based on the FY20 balanced scorecard for the period 1 July 2019 to 30 June 2020:
FY20 scorecard result for the group

Scorecard component		Group weighting (%)	% of plan achieved	Final outcome (%)
Shareholder value (measured over a trailing three-year period)	Total shareholder return (absolute)	8.34	345	8.34
	Total shareholder return (relative to the JSE Gold Index)*	8.33	48	8.33
	Total shareholder return (relative to FTSE Gold Mines Index)	8.33	154	8.33
Financial and operational	Production Kilograms total Harmony (Jul 19 to Mar 20)**	15	91	0
	Production Kilograms total Harmony (Apr 20 to Jun 20)**	5	111	5
	Total production cost (South Africa operations)	12	105	12
	All-in sustaining cost (South-east Asia operations)	3	98	1.56
	Free cash flow	10	122	8.97
Growth	Development (only applicable to South Africa operations and Southeast Asia operations)	-	-	-
	Additions to mineral reserves	10	87.5	5.25
	Project execution (for future measurement)	-	-	-
Sustainability	Safety performance: Lost-time injury frequency rate	15	92	-
	Environment, social and governance (ESG) criteria	5	100	5
Total		100		62.78
* Sibanye-Stillwater was removed from the JSE Gold index during February 2020. In determining the relative total shareholder return performance Sibanye-Stillwater was therefore removed from the index history
** Production kilograms split between nine months performance against FY20 board approved budget and three months performance against Covid-19 adjusted FY20 board approved budget

The outcome of the award, under the FY20 scorecard, is calculated as follows:
FY20 total incentive award calculation
* Please refer to the table on total single figure remuneration on page 183

Share appreciation rights allocated in November 2014
The 2014 allocation vested in November 2017 and can be exercised in equal thirds on the subsequent anniversaries of the vesting. The 2014 allocation will lapse on 15 November 2020. The value or reward that accrues is based on the positive appreciation of the share price over time.
Performance shares awarded in November 2016
The vesting percentage of performance shares was based on the total shareholder return of the company, comprising of two components: absolute and relative performance over the full three-year period. The performance conditions were not met, resulting in a zero vesting and forfeiture of these awards during November 2019.

REMUNERATION OF EXECUTIVE DIRECTORS AND PRESCRIBED OFFICERS
Total single figure remuneration
Executive director and prescribed officer remuneration, in terms of total single figure remuneration, as required by King IV and in line with the guideline note issued by the Institute of Directors South Africa and the South African Reward Association, is detailed below.

Remuneration paid for the year ended 30 June 2020

	Salary and benefits	Retirement savings and contributions	Total Incentive Cash Portion Accrued	Total Incentive Deferred Share Portion Accrued	Total Single Figure of Remuneration	Less: Amount accrued not settled in FY20	Plus: Amount of previous accruals settled in FY20	Total Cash Remuneration
Executive directors
PW Steenkamp	8 034 124	1 453 961	6 192 246	9 288 369	24 968 700	(15 480 616)	2 433 227	11 921 311
F Abbott [1]	5 677 957	668 000	3 370 779	5 056 169	14 772 905	(8 426 948)	1 438 036	7 783 993
BP Lekubo [2]	1 704 528	132 252	3 754 244	5 631 366	11 222 391	(9 385 610)	—	1 836 781
HE Mashego	4 148 738	614 024	2 747 848	4 121 772	11 632 382	(6 869 620)	1 037 758	5 800 520
Prescribed officers
B Nel	4 544 176	790 819	2 774 704	4 162 057	12 271 756	(6 936 761)	1 030 833	6 365 828
P Tobias	4 699 062	667 460	3 204 488	4 806 731	13 377 741	(8 011 219)	1 210 213	6 576 736
J van Heerden [3]	8 294 000	261 000	4 004 670	6 007 005	18 566 676	(10 011 676)	2 003 000	10 558 000
[1] Retired 30 September 2020 [2] Appointed financial director 3 March 2020 [3] Salary is paid in AU$ and is influenced by the movement in the exchange rate

Schedule of unvested awards and cash flows
A schedule of the unvested awards and cash flows from long-term incentive awards of the executive directors and prescribed officers, as required by King IV and in line with the guideline note issued by the Institute of Directors South Africa and the South African Reward Association, is provided below.

Table of Unvested Awards and Cash Flows for FY20

	Share Award	Award Date	Vesting Date	Award Price R	Opening	Awarded	Number Forfeited	Settled	Closing	Cash on Settlement R	Year-end Fair Value R
Executive directors
Peter Steenkamp	Performance Shares
	2016 Performance Shares	Nov-16	Nov-19	32.12	420 423		420 423				0
	2017 Performance Shares	Nov-17	Nov-20	24	596 427				596 427		34 527 159
	Deferred Shares
	2019 Deferred Shares tranche 1	Sep-19	Sep-20	46.89		15 567			15 567		901 174
	2019 Deferred Shares tranche 2	Sep-19	Sep-21	46.89		15 567			15 567		901 174
	2019 Deferred Shares tranche 3	Sep-19	Sep-22	46.89		15 568			15 568		901 232
	2019 Deferred Shares tranche 4	Sep-19	Sep-23	46.89		15 568			15 568		901 232
	2019 Deferred Shares tranche 5	Sep-19	Sep-24	46.89		15 568			15 568		901 232
	Vested Awards Pledged towards the minimum shareholding requirement
	2016 Performance Shares Pledge				512 000				512 000		29 639 680
Total					1 528 850	77 838	420 423	0	1 186 265	0	68 672 881

Frank Abbott [1]	Share appreciation rights
	2013 SARs tranche 1, 2 and 3	Nov-13	Nov-18	33.18	52 951			52 951		707 748
	2014 SARs tranche 1 and 2	Nov-14	Nov-18	18.41	42 414			42 414		1 223 066
	2014 SARs tranche 3	Nov-14	Nov-19	18.41	21 208				21 208		837 292
	Performance Shares
	2016 Performance Shares	Nov-16	Nov-19	32.12	330 833		330 833				0
	2017 Performance Shares	Nov-17	Nov-20	24	489 890				489 890		28 359 732
	Deferred Shares
	2019 Deferred Shares tranche 1	Sep-19	Sep-20	46.89		9 200			9 200		532 588
	2019 Deferred Shares tranche 2	Sep-19	Sep-21	46.89		9 200			9 200		532 588
	2019 Deferred Shares tranche 3	Sep-19	Sep-22	46.89		9 200			9 200		532 588
	2019 Deferred Shares tranche 4	Sep-19	Sep-23	46.89		9 201			9 201		532 646
	2019 Deferred Shares tranche 5	Sep-19	Sep-24	46.89		9 201			9 201		532 646
	Vested Awards Pledged towards the minimum shareholding requirement
	2013 Performance Shares Pledge				84 952				84 952		4 917 871
	2014 Performance Shares Pledge				141 075				141 075		8 166 832
Total					1 163 323	46 002	330 833	95 365	783 127	1 930 814	44 944 783
Boipelo Lekubo [2]	Performance Shares
	2017 Performance Shares	Nov-17	Nov-20	24	225 313				225 313		13 043 370
	Deferred Shares
	2019 Deferred Shares tranche 1	Sep-19	Sep-20	46.89		6 694			6 694		387 516
	2019 Deferred Shares tranche 2	Sep-19	Sep-21	46.89		6 695			6 695		387 574
	2019 Deferred Shares tranche 3	Sep-19	Sep-22	46.89		6 695			6 695		387 574
Total					225 313	20 084	0	0	245 397	0	14 206 032
[1] Retired 30 September 2020 [2] Appointed financial director 3 March 2020
Mashego Mashego	Share appreciation rights
	2013 SARs tranche 1, 2 and 3	Nov-13	Nov-18	33.18	38 212			38 212		510 798
	2014 SARs tranche 1, 2 and 3	Nov-14	Nov-19	18.41	45 913			45 913		1 333 619
	Performance Shares
	2016 Performance Shares	Nov-16	Nov-19	32.12	152 091		152 091				0
	2017 Performance Shares	Nov-17	Nov-20	24	251 722				251 722		14 572 187
	Deferred Shares
	2019 Deferred Shares tranche 1	Sep-19	Sep-20	46.89		6 639			6 639		384 332
	2019 Deferred Shares tranche 2	Sep-19	Sep-21	46.89		6 639			6 639		384 332
	2019 Deferred Shares tranche 3	Sep-19	Sep-22	46.89		6 639			6 639		384 332
	2019 Deferred Shares tranche 4	Sep-19	Sep-23	46.89		6 640			6 640		384 390
	2019 Deferred Shares tranche 5	Sep-19	Sep-24	46.89		6 640			6 640		384 390
Total					487 938	33 197	152 091	84 125	284 919	1 844 417	16 493 961
Prescribed Officers
Beyers Nel	Share appreciation rights
	2013 SARs tranche 1, 2 and 3	Nov-13	Nov-18	33.18	26 459			26 459		412 157
	2014 SARs tranche 1, 2 and 3	Nov-14	Nov-19	18.41	37 480			37 480		1 225 247
	Performance Shares
	2016 Performance Shares	Nov-16	Nov-19	32.12	177 366		177 366				0
	2017 Performance Shares	Nov-17	Nov-20	24	318 487				318 487		18 437 212

	Deferred Shares
	2019 Deferred Shares tranche 1	Sep-19	Sep-20	46.89		6 595			6 595		381 785
	2019 Deferred Shares tranche 2	Sep-19	Sep-21	46.89		6 595			6 595		381 785
	2019 Deferred Shares tranche 3	Sep-19	Sep-22	46.89		6 595			6 595		381 785
	2019 Deferred Shares tranche 4	Sep-19	Sep-23	46.89		6 595			6 595		381 785
	2019 Deferred Shares tranche 5	Sep-19	Sep-24	46.89		6 596			6 596		381 842
	Vested Awards Pledged towards the minimum shareholding requirement
	2014 Performance Shares Pledge				24 933				24 933		1 443 371
Total					584 725	32 976	177 366	63 939	376 396	1 225 247	21 789 564
Phillip Tobias	Share appreciation rights
	2014 SARs tranche 1 and 2	Nov-14	Nov-17	18.41	31 232			31 232		963 244
	2014 SARs tranche 3	Nov-14	Nov-19	18.41	15 618				15 618		616 599
	Performance Shares
	2016 Performance Shares	Nov-16	Nov-19	32.12	177 366		177 366				0
	2017 Performance Shares	Nov-17	Nov-20	24	324 720				324 720		18 798 041
	Deferred Shares
	2019 Deferred Shares tranche 1	Sep-19	Sep-20	46.89		7 742			7 742		448 184
	2019 Deferred Shares tranche 2	Sep-19	Sep-21	46.89		7 743			7 743		448 242
	2019 Deferred Shares tranche 3	Sep-19	Sep-22	46.89		7 743			7 743		448 242
	2019 Deferred Shares tranche 4	Sep-19	Sep-23	46.89		7 743			7 743		448 242
	2019 Deferred Shares tranche 5	Sep-19	Sep-24	46.89		7 743			7 743		448 242
	Vested Awards Pledged towards the minimum shareholding requirement
	2014 Performance Shares Pledge				31 166				31 166		893 529
Total					580 102	38 714	177 366	31 232	410 218	963 244	22 549 322
Johannes van Heerden	Share appreciation rights
	2013 SARs tranche 1, 2 and 3	Nov-13	Nov-18	33.18	38 212			38 212		595 221
	2014 SARs tranche 3	Nov-14	Nov-19	18.41	15 305			15 305		731 827
	Performance Shares
	2016 Performance Shares	Nov-16	Nov-19	32.12	152 091		152 091				0
	2017 Performance Shares	Nov-17	Nov-20	24	293 554				293 554		16 993 841
	Deferred Shares
	2019 Deferred Shares tranche 1	Sep-19	Sep-20	46.89		12 313			12 313		712 800
	2019 Deferred Shares tranche 2	Sep-19	Sep-21	46.89		12 313			12 313		712 800
	2019 Deferred Shares tranche 3	Sep-19	Sep-22	46.89		12 313			12 313		712 800
	2019 Deferred Shares tranche 4	Sep-19	Sep-23	46.89		12 313			12 313		712 800
	2019 Deferred Shares tranche 5	Sep-19	Sep-24	46.89		12 314			12 314		712 857
Total					499 162	61 566	152 091	53 517	355 120	1 327 048	20 557 897

NON-EXECUTIVE DIRECTORS’ FEES
On the recommendation of the remuneration committee, the board proposed an average increase in fees of 6.7% for non-executive directors, which was approved at the annual general meeting held in November 2019. Non-executive director fees paid during FY20 are included in the table below:

Director (R000)	Note	[1] 2020	[1] 2019
Dr Patrice Motsepe		1 377	1 365
Joachim Chissano		611	570
Fikile De Buck		1 479	1 486
Ken Dicks [2]		670	769
Dr Simo Lushaba		1 205	1 153
Grathel Motau		572	79
Modise Motloba		1 592	1 406
Mavuso Msimang		822	960
Karabo Nondumo		852	969
Vishnu Pillay		1 023	1 096
Given Sibiya		669	79
Max Sisulu [2]		382	508
John Wetton		1 033	1 031
André Wilkens		933	971
Total		13 220	12 442
Notes [1] Directors’ remuneration excludes value-added tax [2] Resigned 30 September 2020

ENGAGEMENT WITH SHAREHOLDERS
We received positive feedback from shareholders on our remuneration policy and remuneration report with positive votes of 98.35% and 97.93% respectively. Notwithstanding this support we continue to engage with our shareholders and proxy voting agencies to enhance our governance and disclosure. Although the Glass-Lewis proxy report recommended support for the Policy and the Implementation Report they noted that “some shareholders may be concerned with a single incentive plan structure with part of the metrics based on one-year performance period”. In response to this comment we note that:

•	Shareholders were consulted extensively about the single incentive approach before it was adopted and an overwhelming majority (99.3%) voted to approve the Plan

•	The longer-term performance alignment is achieved by the 60% portion of the single incentive that is delivered in shares over a five year vesting period. This point is acknowledged by Glass Lewis

•	Our minimum shareholding requirements policy further enhances the long term nature and shareholder alignment of the executive Reward Policy
Although the ISS recommended support for both the Remuneration Policy and the Implementation Report they noted that: there is no disclosure of targets which apply to long-term performance conditions and there is general limited disclosure on the nature of certain Deferred Share Plan performance conditions which assess annual performance. Our responses in this regard are:

•	The long-term incentive awards are legacy awards, which will no longer be awarded in the future, and their performance conditions and targets were disclosed in the policy section of previous reports

•	Considerable detail is already provided on the measures and the weightings for the Deferred Incentive and the percentage achievement of the actuals vs the targets

AUDIT AND RISK COMMITTEE: CHAIRPERSON’S REPORT

This report, for the financial year ended 30 June 2020 (FY20), considers those material matters on which the audit and risk committee deliberated during the year. These matters extend beyond just statutory compliance and relate to the committee’s role in supporting value creation and delivery on Harmony’s strategic objectives.

INTRODUCTION
The audit and risk committee is an independent, statutory committee whose members are appointed annually by Harmony’s shareholders in compliance with section 94 of the South African Companies Act of 2008, as amended (the Act), and the principles of good governance. In addition to this Act, the committee’s duties are guided by the JSE Listings Requirements, the King IV Code on Corporate Governance, 2016 (King IV) and its terms of reference. In addition, the board of directors delegates oversight of specific functions to the committee.

TERMS OF REFERENCE
The committee’s formal terms of reference, available on our corporate website www.harmony.co.za, are reviewed and updated annually (or more frequently if required) by both the committee and the board. The committee is satisfied that it has conducted its affairs and discharged its responsibilities in accordance with its terms of reference.

COMPOSITION AND FUNCTION
The committee’s diverse perspectives, independence, knowledge and experience enhance our governance structures. As at the date of this report, the committee has five members all of whom are independent non-executive directors. For further detail on their qualifications, expertise and experience, refer to Corporate governance.
Recommendations on the appointment of committee members for the new financial year are detailed in the notice of annual general meeting in the Report to shareholders 2020.
The group chief executive officer and financial director - together with members of the executive team and senior managers representing areas relevant to the discussions at the audit committee, as well as the external auditors, the chief internal audit executive and ESG assurance providers attend meetings either by standing invitation or as and when required.

RESPONSIBILITIES
The committee’s primary responsibilities are:

•	to ensure the integrity of financial statements and related reporting, that they comply with IFRS and fairly represent the financial position of the group, the company and our operations

•	to monitor internal controls, the internal audit function, combined assurance, and matters pertaining to the external auditors

•	to oversee corporate governance, particularly in relation to legislative and regulatory compliance

•	to oversee the management of risk, as well cyber security
The committee believes that it complied with its legal, regulatory and other responsibilities during the past financial year. No major concerns were raised in FY20. For more on the committee and its activities during the year, see Corporate governance.

Reporting
The committee reviewed the following 2020 reports and their related processes:

•	Integrated Annual Report and its related FY20 suite of reports

•	Mineral Resource and Mineral Reserve statement

•	Annual financial statements and accounting practices

•	Annual report filed on Form 20-F with the United States Securities and Exchange Commission
The committee submits that these reports represent a balanced view of the group’s performance for FY20 and recommended them to the board for its approval.

External auditor - appointment, independence and tenure
Having considered the external auditor’s previous appointments and the extent of other work undertaken for the group, the committee is satisfied that PricewaterhouseCoopers (PwC) is independent of the group, as per section 94(8) of the Act. The committee is also satisfied as to the suitability of PwC and the designated audit partner.
A formal procedure has been adopted to govern the process whereby the external auditor may be considered for non-audit services and the extent of these services is closely monitored by the committee. Total fees paid to the external auditor for the year were R40 million, of which R38.5 million was for audit related services, R1.1 million for non-audit services and R0.4 million for tax services.
PwC has been Harmony’s external auditor for 70 years. At the annual general meeting held on 22 November 2019, PwC was reappointed as the independent external auditor and undertook to hold office until the end of the 2020 annual general meeting on 20 November 2020.
As audit firm rotation will be mandatory from the financial year beginning on or after 1 April 2023, this will apply to the company from FY24. To ensure continuity during the company’s growth phase, and because audit firm rotation is not yet compulsory, the audit and risk committee is of the opinion that PwC should remain as the company’s external auditor for the ensuing year.
The committee recommended to the board that PwC be re-appointed as the group’s independent external auditor, to hold office until the conclusion of the 2021 annual general meeting. The directors will propose the re-appointment of PwC at the annual general meeting to be held on 20 November 2020. Details can be found in the notice of the annual general meeting in the Report to shareholders 2020.
The individual registered audit partner responsible for the audit for the financial year ended 30 June 2020 was Mr HP Odendaal. As PwC is required to rotate the audit partner responsible for the group audit every five years, the current lead audit partner will be required to change from FY21 onwards.
Harmony’s commitment to transformation extends to the external audit. During the current year, PwC continued to use staff from Ngubane & Co, a level 1, broad-based black economic empowerment company, as part of its audit team. To facilitate the transfer of skills in the audit of mining companies and registrants on the Securities and Exchange Commission in the United States, staff from Ngubane & Co, assisted PwC on the audit of our South Africans operations. PwC had overall responsibility for the audit and signed off the financial statements.

Internal controls and internal audit
Having reviewed the design, implementation and effectiveness of the group’s system of internal financial controls, the committee is satisfied that these are effective and form a reliable basis for the preparation of the financial statements. No findings came to the attention of the committee to indicate any material breakdown in internal controls during the past financial year.
In terms of internal audit, the committee is responsible for:

•	Ensuring that the group’s internal audit function is independent and has the necessary resources, standing and authority within the group to enable it to perform its duties

•	Overseeing co-operation between internal audit and the external auditors, and serving as a link between the board of directors and these functions
In line with King IV and its recommendations, the committee has confirmed the effectiveness of the group chief audit executive, Ms Besky Maluleka-Ngunjiri, and is satisfied that she has the appropriate expertise and experience to meet the responsibilities of this position. The group chief audit executive reports quarterly, or as necessary, to the committee on internal audit and has direct access to the committee, primarily through its chairperson.
The committee is satisfied that internal audit follows an approved risk-based internal audit plan and regularly reviews the group’s risk profile. Internal audit submits an overall statement on the effectiveness of the group’s governance, risk management and control processes.

Combined assurance
The combined assurance model was refined during the course of the year.
The committee is satisfied that the group has optimised the assurance coverage obtained from management, and internal and external assurance providers. The committee is also satisfied that the various external assurances that are obtained and related systems and procedures are effective in achieving the following objectives:

•	Enabling an effective internal control environment

•	Supporting the integrity of information used for internal decision-making by management, the board and its committees

•	Supporting the integrity of external reports

•	Minimising assurance fatigue

Governance of risk
The audit and risk committee fulfils a dual function - as an audit committee and as a risk committee. Internal audit conducts regular and full assessments of the risk management function and framework, on which it reports to the committee. The committee is satisfied with the effectiveness of its oversight of risk governance in the group.
A detailed report on risk and its management, as recommended in King IV, is contained in this integrated annual report. See Managing our risks and opportunities. A report on risk is also shared with the board on a quarterly basis.
While the committee oversees the management of risks and opportunities on behalf of the board, it also has responsibility for particular risks, namely: increasing costs and declining margins, the increasing cost of regulatory compliance and its potential to compromise our licence to operate, and the technology upgrades.
In the past year, the committee oversaw the development of a new enterprise risk management and resilience policy, risk management guidelines and a new risk management framework to ensure continued focus on the company’s material risks are considered. A risk workshop was also held with a majority of the board which included training on risks, assessing risk appetite and tolerance and the ten strategic risks of the company.

Oversight of hedging programme
The committee also monitors and reviews the group’s hedging strategy. The hedging programmes currently in place were introduced in FY16. In terms of these programmes, 20% of gold production is hedged and 25% of foreign exchange earnings. For more on how these hedging programmes have performed, see the Financial director’s report.

Technology and information governance
We recognise the increasing importance that technology has as both a source of future opportunities and as a means by which we conduct our business and improve organisational efficiencies. The audit and risk committee monitors the governance of information and communication technology on a quarterly basis.
The audit and risk committee has delegated responsibility management for digitising the company, implementing the policy on enterprise-wide technology and information management, and for embedding this policy into the day-to-day, medium- and long-term decision-making activities and culture of the organisation. All of this is integral to ensuring operational excellence and delivery on our first strategic pillar.
Given the multiple critical information system changes currently being implemented simultaneously across the organisation, this was a major focus area for the committee during the year. Progress was closely monitored with management providing detailed quarterly updates on this as well as on the challenges encountered and the steps taken to address such challenges.
In particular, during the past year, as part of the process to digitise the company, the committee oversaw management’s implementation of two significant upgrade projects aimed at improving our operating and business efficiencies. The first of these entails the transformation of human resources management and its migration to a centralised system. The second is the Oracle upgrade project to ensure the integrity of our group enterprise resource planning system. This project is on track to be completed in 2021. Ernst & Young is providing assurance for both projects. No material issues or risks have been identified.
A cyber security assessment was also undertaken during the year to identify potential exposure to various information technology and cyber attack risks and to develop and confirm in detail with management those mitigating controls to be put in place to address any gaps identified.

GOING CONCERN
The audit and risk committee has reviewed a documented assessment, including key assumptions, prepared by management, of the going-concern status of the group. The board’s statement on this status, as supported by the committee, appears in the Directors’ report.

EVENTS POST YEAR END
For information and detail on post year-end events, see subsequent events in the Financial Report 2020.

CONCLUSION
On behalf of the audit and risk committee, I would like to thank Frank Abbott for all the years he has worked with the audit and risk committee as the financial director, until 2 March 2020. I welcome Boipelo Lekubo, who brings a wealth of experience, as the new financial director of Harmony, effective 3 March 2020.

I would also like to thank management for all the hard work done during these unprecedented times and circumstances.

Fikile De Buck
Chairperson: Audit and risk committee
23 October 2020

SOCIAL AND ETHICS COMMITTEE: CHAIRPERSON'S REPORT
DEAR STAKEHOLDER
The year just passed came to be characterised and overtaken by events in the latter part of the year. The Covid-19 pandemic – which took the world by storm in March 2020 – and its consequences presented an enormous challenge to protect and sustain lives and livelihoods.
This was the first time that a crisis of this magnitude and this nature had had to be navigated, not only by Harmony but by the countries in which we operate and the world. The crisis highlighted the vulnerability and interconnectedness of the relationships between Harmony and society at large. It is now more important than ever that we consider all aspects of our business in relation to the world in which we operate.
The pandemic has given added impetus and reinforced our commitment to environmental, social and governance (ESG) matters and to sustainable development. We recognise the meaningful role to be played in preventing and mitigating the impact of Covid-19 in the mining industry. Our social compact has never been tested more robustly than during this pandemic. Harmony, known as a resilient and experienced gold miner, demonstrated its agility by implementing various protective and mitigating measures to ensure the safety, health and well-being of our various stakeholders. Our response to the pandemic clearly demonstrated that the “S” in ESG is part of Harmony’s DNA. Caring for those who contribute to and support and benefit from our company has been key to our success – in the past, the present and, we are convinced, in the future as well.
Stakeholder engagement was key in addressing the multi-faceted challenges of Covid-19. This required a holistic, collaborative, integrated approach in South Africa and in Papua New Guinea, and involved consultation with many stakeholders – various levels of government and government departments, labour unions, employees and communities, the Minerals Council South Africa and the Papua New Guinea Chamber of Mines. We adopted Covid-19 specific operating procedures, undertook wellness programmes throughout the company, launched communication initiatives to ensure employees were aware and informed, engaged frequently with shareholders to address their concerns, interacted with suppliers to agree on mutually beneficial terms during highly uncertain times and distributed food parcels, care kits and face masks to the most vulnerable, especially child- and youth-headed households, in our communities.
For more detail on the steps taken to combat the pandemic, see the Chief executive officer’s review, Safety and health, Employee relations and Socio-economic development - uplifting communities.
Sustainable development, which encompasses our ESG performance, informs every decision made by the social and ethics committee. Key areas of the committee’s oversight include governance and ethics, stakeholder engagement, socio-economic development and corporate social responsibility, environmental management, employee health and well-being, human resources, and public safety. In this role, the social and ethics committee regularly reviews and monitors related policies, strategies, performance and material issues.
Note that employee safety is monitored and reviewed by a separate board committee, the technical committee. A report on safety forms part of the chief executive’s board report and further feedback on safety is shared at the board by the chairman of the technical committee chairman. Although the technical committee reviews the technical aspects of safety, the social and ethics committee considers and reviews the social impact of safety on our employees and affected families. Our role also extends to oversight on public health and safety where we operate.It was especially encouraging to have met with senior officials of the Department of Minerals and Energy in November 2019 to discuss our overall safety performance and share views on how to jointly implement actions to ensure a safe working environment.
While the Covid-19 pandemic became all-consuming during the last four months of FY20, we continued with other initiatives and actions aimed at delivering on our commitments to sustainable development as embodied in the fourth pillar of our overall strategy – responsible stewardship.
The committee’s role in terms of governance, ethics and stakeholder engagement is especially pertinent in relation to SDG 16 – Peace, justice and strong institutions and SDG 17 – Partnerships for the goals. These SDGs are linked to how we implement and practice corporate governance, and to our roles of ethical leadership and responsible corporate citizenship.

WHAT WE HAVE DONE THIS YEAR
In recent years, we have focused on actively implementing key tenets of our sustainable development framework – from building our portfolio of assets for profitable ounces to managing and mitigating our water and climate risks, embedding our proactive safety and healthcare strategies and building trust in the communities in which we operate.

Early in FY20, we reviewed and updated our sustainable development framework, aligning it with the Sustainable Development Goals (SDGs) and related targets. Importantly, we also made good progress with our work to adopt the World Gold Council Responsible Gold Mining Principles, following board approval. And this year we have produced our first report in line with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). There is more detail on these aspects below.
Our inclusion in several indices acknowledges our ESG performance. In response to the progress being made in promoting gender diversity and equality, Harmony was included for the second consecutive year in the 2020 Bloomberg Gender-Equality Index. This index, which includes 325 companies across 50 industries, measures gender equality across five aspects: female leadership and talent pipeline; equal pay and gender pay parity; inclusive culture; sexual harassment policies; and pro-women brand.
Transformation of our supply chain has been a key focal area. Harmony put in place an aggressive strategy approved by board to promote empowerment and inclusivity of black suppliers within our supply chain. It is a five-year programme which intends to drive sourcing locally from host communities and it has a strong bias to women- and youth-owned businesses. We continue to improve our performance in this area.
We have again been included in the latest FTSE4Good Index Series which measures the ESG performance of companies listed on the JSE. Harmony’s overall score improved to 3.8 from 3.7 in FY19.
We have considered various ESG measures that are published globally. Following careful assessment and engagement with peers and stakeholders, we believe that the following principles and standards are the ones that best fit an emerging market gold mining company with deep-level underground mines and related risks:

•	World Gold Council Responsible Gold Mining Principles
The World Gold Council Responsible Gold Mining Principles acknowledge the unique role gold and gold mining has and has had in many countries and communities. In South Africa especially, the gold mining industry has a unique role. These principles address key environmental, social and governance issues – 10 in all – and provide a single, consolidated framework that clearly sets out what constitutes responsible gold mining. This provides trust for consumers, investors and the downstream gold supply chain that the gold we produce has been responsibly mined and produced.
Harmony espouses responsible mining and believes that this framework will further reinforce good practices at our operations. We have therefore taken the decision to implement the framework.

•	Reporting on the Task Force on Climate-related Financial Disclosures
For the first time, our 2020 suite of annual reports will include a report published in line with the recommendations of the Task Force on Climate-related Financial Disclosures. Previously, for 10 years, we had submitted reports to the CDP Climate Change and CDP Water (formerly the Carbon Disclosure Project). This change in our reporting has been made to improve our risk management processes and to more clearly articulate the likely financial impact of climate change on the company’s balance sheet and income statement. Once this has been quantified, we will be better placed to make financial provisions to mitigate any climate-related risks.
As an initial step in determining these risks, we undertook a climate change scenario analysis, which considered financial risks relating to production costs and supply chain vulnerabilities, physical risks such as interruptions to the water supply owing to flood damage and, thirdly, transitional risks such as general market behaviour or regulatory changes such as the Carbon Tax Act in South Africa. This will aid better understanding of the implications, financial and otherwise, for Harmony of climate change and facilitate our evolution as a company to a low carbon economy.
Our first 2020 TCFD report records our baseline data in terms of which we will monitor our performance going forward in relation to climate change – our impact on climate change and its effect on Harmony’s performance. In addition, we will monitor our progress in achieving the related targets that have been set. See Environmental management and stewardship.

•	Sustainable Development Goals
We have further interrogated the individual SDGs and our contribution to achieving these goals by 2030 - see Sustainable development - delivering on responsible stewardship and the SDGs, where we explain those goals that are central to our core business and strategy (tier 1), and those to which we can contribute through our socio-economic development activities (tier 2).
While these goals are aimed at a national level, it is our responsibility as a private sector company to do all we can to contribute to them.

A recently released report 1 on progress being made by countries at a national level towards achieving the SDGs indicates that for South Africa, the one goal attained is SDG 17 - partnerships for the goals, and that some progress is being made in relation to SDG 4 - quality education. In Papua New Guinea, the targets in relation to SDG 13 - climate action have been met, with some progress being made towards SDG 8 - decent work and economic growth. Regrettably, for both countries, there are many challenges, often significant, in meeting the remaining SDGs. This reinforces the importance of our role as a responsible corporate citizen in doing what we can to contribute to the SDGs. For more detailed information on what Harmony is doing to contribute to the SDGs, see Socio-economic development - uplifting our communities, Environmental stewardship and management, Employee relations and Safety and health.

IN CONCLUSION
Strong governance and ethical leadership inform and guide our journey of creating sustainable gold. We have had a meaningful impact on the countries in which we operate – partnering with stakeholders to demonstrate that we are responsible gold miners. Our intention and commitment remain to continue focusing on: ensuring employee safety and health, contributing to self-sustaining communities and responsible closure planning, mitigating the environmental impacts of our mining activities, ensuring an enabling culture and empowering our workforce and navigating political and regulatory uncertainty.
The secret to our success? Engagement. Connecting. Listening.

Dr Simo Lushaba
Chairman: Social and ethics committee
23 October 2020

1 United Nations, The Sustainable Development Goals Report 2020
https://unstats.un.org/sdgs/report/2020/The-Sustainable-Development-Goals-Report-2020.pdf